

05006423

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Africa Israel Investments Ltd.

*CURRENT ADDRESS 4 Derech Hachoresh, Yehud
Israel

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

FILE NO. 82- 34865 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 3/14/05

RECEIVED
2005 MAR 04 P 3:08
FICE OF INTERNATIONAL CORPORATE FINANCE

AFRICA-ISRAEL INVESTMENTS LTD.
FILINGS WITH ISRAEL SECURITIES AUTHORITY

INDEX

# DOCUMENT	TITLE	DATE
1	2005 Immediate Reports to Israel Securities Authority and Tel Aviv Stock Exchange	Jan. – Feb. 2005
2	2004 Report of the Board of Directors	For the period January – Sept. 2004
3	2004 Interim Consolidated Financial Statements (Unaudited)	As of Sept. 30, 2004
4	2004 Immediate Reports to Israel Securities Authority and Tel Aviv Stock Exchange	Jan. 2004-Dec. 2004
5	2003 Periodic Report to Israel Securities Authority	March 26, 2004
6	2003 Report of the Board of Directors	For the Period January – December 2003
7	2003 Financial Statements	As of Dec. 31, 2003

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

T133
Public
Transmission date:
03/02/2005
Ref: 2005-01-007417

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

Supplementary report to report submitted on *06/01/2005* Reference *Number 2005-01-002814*

Principal details added/ supplemented:

At the request of the Securities Authority, modifications, additions and explanations have been introduced into the transaction report dated December 21,2004. The following are the principal introduced into the amended transaction report:

1. *The wording of the draft resolution has been modified in such a way as to include a reference not only to the set-up of the Holding Company, but also to three transactions in which it is participating, and which are currently at various stages of progress (Clause 1 of the amended transaction report).*
2. *There has been added a reference to the fact that, due to timetable constraints, monetary transfers were made in connection wit h some of the transactions subject of the resolution even prior to completion of the approval thereof by the general meeting, and also in relation to consequences in the event that the resolution is not approved (end of Clause 1 of the amended transaction report).*
3. *It was stated that a material change in the transactions set forth in the resolution and/or a material increase in the volume of investment therein and in exposure in respect thereof will be subject to obtaining further approvals pursuant to the Companies Law, 5759 – 1999 (end of Clause 1 of the amended report).*
4. *Details were added concerning the Company's business relationship with Mr. Boymelgreen (Clause 2.3 of the amended transaction report.)*
5. *Details were added regarding interim arrangements established between the Holding Company and the transferred property company, until 3rd party*

consent is obtained for the transfer of the rights of the Partners' Company to Metroflag 1 and the consequences of failure in the transfer of the aforesaid rights (sub-paragraph 3.3.6 of the amended transaction report).

6. *Details were added regarding the closing of the Metroflag 1 transaction before the approval of the Company's general meeting is obtained (end of Clause 3.4 of the amended transaction report).*

7. *A table was added setting forth the Metroflag 1 properties' construction rights and leasing rights (sub-paragraph 3.5.3 of the amended transaction report).*

8. *Details were added concerning Metroflag1's plans of action with regard to the development of the Metroflag1 properties, including the estimated investment volume and anticipated timetable for completion of development (Clause 3.6 of the amended transaction report).*

9. *Details of the Metroflag2 transaction were revised following execution of a detailed operating agreement concerning that company (Clause 4.2 of the amended transaction report).*

10. *Addition of a construction and leasing rights table in relation to the third property (Clause4.5 of the amended transaction report).*

11. *Details were added concerning action plans in relation to the third property including the estimated volume of investment and the anticipated timetable for completion of development (Clause 4.6 of the amended transaction report).*

12. *Addition of a construction and leasing rights table in relation to the fourth property (Clause 5.4 of the amended transaction report).*

13. *Addition of details concerning action plans in relation to the fourth property including the estimated volume of investment and the anticipated timetable for completion of development (Clause 5.5 of the amended transaction report).*

14. *Details were added as to the manner of determining the considerations in respect of the properties designated for acquisition under the various Metroflag transactions (Clauses 8.3 – 8.6 of the amended transaction report).*

15. *Explanations were given concerning the reasons advanced by the audit committee and the Board of Directors regarding the Subsidiary's undertaking to offer loans to Boymelgreen's company for financing its investments in the Holding Company (Clause 11.4 of the amended transaction report).*

IMMEDIATE REPORT ON ATRANSACTION BETWEEN A COMPANY AND A CONTROLLING SHAREHOLDER THEREIN

Pursuant to Regulation 2 of the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein) 5761 – 2001
Explanation: This form also serves for filing an emendatory report or an amendment to a report

1. An immediate report is herewith submitted on a transaction between a company and a controlling shareholder therein
   Las_Vegas_Transaction_Report_isa.pdf_03_02_05
   Explanation: if there are additional items on the agenda of the meeting apart from the approval of a controlling shareholder transaction, all the statutorily required details should be included in the annexed file.

2. Date of approval of the transaction by the Board of Directors *03/02/2005*

3. Reference number of preliminary report: ________, date of submission: _________; principal changes made in this report by comparison with the latest wording of the preliminary report.

Explanation: To be filled out if a preliminary report was filed

4. **Reference number of the original transaction report *2004-01-141201, date*** *at which the original transaction report was first filed:* 21/12/2004.
   Reference numbers of precedent drafts filed __________, *2005-01-002814; 2004-01-141276.*
   Explanation: to be filled out in case of an emendatory report.

5. Type of transaction

No.		Type of transaction
1	*Other*	*Set-up of joint company with controlling shareholder*

5A. In case of a private placement transaction, please give the following details:

1. Type of offering _______

2. Securities being allocated

No.	Type of security:	Stock exchange number of allocated security (if registered):	Quantity allocated:	Ratio of voting rights conferred by allocated Securities	Share in capital conferred by allocated securities
1	______	________	_____	______	______

Explanation: Ratio is to be calculated based on pre-offering rights in the Company; in case of allocation of convertible securities, give ratio as if converted or realised

6. Financial statements pursuant to Regulation 6(1) were not annexed to the report: Name of CPA __________

The review report/opinion of the auditor on the annexed financial statements is identical to the original signed copy delivered to the Company.

If no financial statements are annexed, give reason – other, *irrelevant*

7. Professional opinions were not annexed to the report:

No.	Name of author of opinion	Validity date of opinion
1	____________	_________

Explanation: Do not cite opinion or review reports of CPA in this Clause

8. Date of meeting: *14/02/2005* PDF file data input form attached *16/01/2005*

9. Determining date for eligibility to participate in meeting: *09/02/2005*

10. Particulars of the Company's attorney for handling the transaction report, including office address and telephone and fax numbers

Ofer Yankovitz, Adv., Eran Schuster, Wechsler Bergman & Co., Advocates, 9 Ahad Ha'am Street, Tel-Aviv, Tel: 0305119393, Fax: 03-5119394

Annexed hereto is the wording of a voting proxy

11. In case of an exceptional private offering, state:

□ Handling fee not yet paid
□ Handling fee of NIS _____ paid on ______ by Voucher Number _______

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

2004-01-141201 2004-01-141276 2005-01-002814
Previous name of reporting entity:

Form restructuring date: 20/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Date: 3.2.2005

Amended Transaction Report Pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein) 5761-2001

Pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein) 5761-2001 (hereafter: "**Controlling Shareholders Regulations**"), AFRICA ISRAEL Investments Ltd (hereafter: "**the Company**") hereby announces the convening of a special meeting on Monday, February 14, 2005, at 12:00 hours, at the Company's offices at 4 Derech Hachoresh, Yehud.

1. **On the agenda:**

Approval of contractual engagement with controlling shareholder in connection with joint company engaging in real estate investments in Las Vegas and the joint company's participation in real estate development projects in Las Vegas

Wording of draft resolution –

1.1 To approve the contractual engagement of Al Nevada Holdings, Inc, a company registered in Nevada, United States, being wholly owned by the Company (hereafter: "**the Subsidiary**") with The Boymelgreen Family of Nevada, LLC, a company registered in Nevada, United States, controlled by the Yeshayahu Boymelgreen family (hereafter: "**Boymelgreen**") and with LGS USA Investments, Inc, a company registered in Delaware, United States, controlled by Mr. Lev Leviev, controlling shareholder in the Company (hereafter: "**Leviev**") under a Limited Liability Company Agreement (hereafter: "the Holding Company Agreement") of Leviev-Boymelgreen of Nevada, LLC (hereafter: "**the Holding Company**");

The holding company is engaged in real estate investments in Las Vegas, Nevada, USA, including, inter alia, the acquisition of rights, either directly or indirectly, either severally or jointly with others, in corporations acquiring and/or holding rights in real estate assets in Las Vegas and engaging in the development of such real estate assets for various purposes.

1.2 To approve the contractual engagement by the Holding Company in an operating agreement with Metroflag CC, LLC, a foreign company registered in Nevada, in relation to Metroflag Cable, LLC a foreign company registered in Nevada which, on September 22, 2004, contracted under an agreement for the acquisition of a property in Las Vegas, Nevada, all for the purpose of a real estate development project in the Las Vegas Boulevard area, at an estimated overall investment of up to 1.3 billion US dollars (of which the share of the Subsidiary amounts to a sum of up to 211 million US dollars) (hereafter: "**the Metroflag1 transaction**").

1.3 To approve the contractual engagement of the Holding Company in a transaction for the acquisition of up to one third of the rights in Metroflag BP. LLC, a foreign company registered in Nevada, in consideration of a sum of 40 million US dollars, and, thereunder, to approve the contractual engagement of the Holding Company in an operating agreement in relation to that company, which holds leasehold right pursuant to a long term lease agreement in a real estate asset in an area of 22 dunam (5.5 acres) located adjacent to the aforesaid real estate assets, the value of which was fixed at some 165 million US dollars, and all for the purpose of a real estate development project in the Las Vegas Boulevard area, in an estimated total investment volume of up to 1 billion US dollars (of which the share of the Subsidiary amounts to a sum of up to 107 million US dollars (hereafter: "**The Metroflag2 transaction**").

1.4 To approve the contractual engagement of the Holding Company under an agreement for the set-up of an additional company in which the Holding Company shall hold one half of the rights, and which is to engage in the promotion of a third party transaction in a "sale & leaseback" format, said transaction pertaining to another real estate asset in an area of 7 dunam (1.75 acres) situated adjacent to the other real estate assets, in consideration of a sum of 30 million US dollars, and all for the purpose of a real estate development project in the Las Vegas Boulevard area, in an estimated total investment volume of up to 300 million US dollars (of which the share of the Subsidiary amounts to a sum of up to 49 million US dollars (hereafter: "**The Metroflag3 transaction**").

(Hereafter, jointly: "**the resolution**")

Due to timetable constraints, the money transfers in connection with some of the aforesaid transactions took place prior to completion of the approval of the resolution by the Company's general meeting. If the resolution is not approved, the Subsidiary shall refund to Leviev's company its share in the investment in the aforesaid transactions and Leviev's company shall not take part in the Holding Company.

Similarly, at the request of the Securities Authority, it is hereby stated that, as provided by the Companies Law, 5759-1999, a material change in the essentials of the transactions set forth in the resolution and/or a material increase in the volume of investment by the Subsidiary in the transactions set forth in the resolution and/or a material change in the scope of exposure of the Subsidiary and/or the Company in connection with the transactions set forth in the resolution, shall be subject to obtaining additional approvals form the audit committee, the Board of Directors and the Company's general meeting.

2. **<u>The following are details pursuant to the controlling Shareholders' Regulations as regards approval of the resolution</u>**

2.1 **<u>Essential elements and fundamental conditions of the transaction</u>**

2.1.1 The Holding Company Agreement due to be executed between the subsidiary, Leviev's company and Boymelgreen's company provides, inter alia, as follows:

A. Membership interest in the Holding Company as aforesaid shall stand at 35% to Boymelgreen, 32.5% to the Subsidiary and 32.5% to Leviev.

B. Each member shall be entitled to appoint one manager, and the managers shall manage the business of the Holding Company and its interests in resolutions by a majority of votes.

C. Allocation of profits, losses and any other matter between the members shall take place pro rata to their respective membership interests in the Holding Company.

D. Any transfer of rights in the Holding Company is subject to the consent of the other members.

E. Members of the Holding Company shall provide pro rata financing for the Holding Company and if any one of the Holding Company members shall refrain from providing its share in the requisite financing, then such member's share in the companies' rights in the Holding Company shall be diluted proportionate to the amount of cash financing actually provided by the other members.

F. Notwithstanding the aforesaid, if Boymelgreen wishes to refrain from providing its share in the financing of the Holding Company out of its own resources, the Subsidiary shall offer it a loan in such amount as to enable Boymelgreen to advance its share in the financing on such conditions as shall have been stipulated in the Holding Company Agreement.

G. A budget shall be prepared in every calendar year to include estimated expenses in connection with the activity of the Holding Company. Any change in the budget shall be made solely with the consent of all the members. The holding company's expenses as prescribed by the budget, as may be amended from time to time, shall be financed by the members of the

Holding Company, pro rata to their membership interests in the Holding Company.

2.1.2 To date of this transaction report, the Holding Company has engaged under an agreement for the set-up of a joint company in equal (50%: 50%) shares with a company owned by two foreign partners (hereafter: "**the foreign partners**") which shall acquire two adjacent real estate assets in an aggregate area of some 30 dunam (7.5 acres) on Las Vegas Boulevard, at an investment of some 160 million US dollars. (For further details, see Clause 3 of this Transaction Report).

2.1.3 Likewise, the Holding Company has engaged in a transaction for the acquisition of one third of the foreign partners' rights in another company, in consideration of a sum of 40 million US dollars. This company owns leasehold rights pursuant to a long-term leasehold agreement in a property in an area of some 22 dunam (5.5 acres) located adjacent to the aforesaid real estate assets, the value of which was fixed at 165 million US dollars. (For further details, see Clause 4 of this transaction report).

2.1.4 In addition, the Holding Company is conducting negotiations for the set-up of another company, in equal shares with the foreign partners, such company being designated to engage in promoting a third party transaction in a "sale & leaseback" format, said transaction pertaining to another real estate asset in an area of some 7 dunam (1.75 acres) situated adjacent to the other real estate assets, in consideration of a sum of 30 million US dollars. (For further details, see Clause 5 of this transaction report).

3. **Name of controlling shareholder within the meaning thereof in Section 268 of the Companies Law, holding a personal interest in this transaction, and the nature of such interest**

The names of the controlling shareholders, within the meaning thereof in Section 268 of the Companies Law 5759-1999 (hereafter: "**the Companies Law**") who may be deemed as holding a personal interest in the adoption of the resolution, are Mr. Lev Leviev, and corporations under his control, Memorand Ltd. Memorand Management (1998) Ltd. and Alkason (A.K.S.) Investments Ltd. Mr. Leviev holds (indirectly) some 64.65% of the issued share capital and voting rights in the Company. The controlling shareholders named in this Clause 3 may be deemed to hold a personal interest in the adoption of the resolution, by reason of their being parties at interest in Leviev's company, which constitutes a party to the Holding Company Agreement and also constitutes one of the members of the Holding Company and is a party at interest therein.

4. <u>**Name of each director holding a personal interest in the transaction and the nature of such interest**</u>

Mr. Lev Leviev may be deemed to hold a personal interest in the resolution by reason of his holding (indirectly, and including through a trustee) the entire issued share capital of Leviev's company, which is, as stated, a party to the Holding Company Agreement and constitutes one of the members of the Holding Company, and by reason of his holdings in Memorand Ltd. and in Memorand Management (1998) Ltd., which are controlling shareholders in Leviev's company, and/or by reason of his holding directorial office in Memorand Ltd. and/or in Memorand Management (1998) Ltd.

5. <u>**Requisite majority for approval of the resolutions**</u>

The requisite majority at a general meeting and at an adjourned general meeting, for approval of the resolution as per Clause 1 aforesaid, is an ordinary majority of all votes of the shareholders being present at the general meeting and being entitled to vote and having voted thereat, to the exclusion of the those abstaining, provided that one of the following is fulfilled:

5.1 The majority vote count at the meeting shall include at least one third of the total votes of shareholders not holding a personal interest in the approval of the resolution, being present at the meeting. In counting the votes of the aforesaid shareholders, those abstaining shall not be taken into account;

5.2 Total opposing votes from among the shareholders per sub-paragraph 5.1 aforesaid shall not exceed one percent (1%) of the total voting rights in the Company.

6. <u>**Place and time for the convening of the general meeting**</u>

The general meeting shall convene on February 14, 2005, at 12:00 hours, at the Company's registered office, at 4 Derech Hachoresh, Yehud. If, half an hour after the time appointed for commencement of the meeting, a legal quorum is not present, the meeting shall be adjourned until February 21, 2005, and shall be convened at the same place and at the same time.

7. <u>**Determining date for eligibility**</u>

The determining date for the eligibility of the shareholders to vote at the general meeting, as prescribed by Section 182 of the Companies Law, 5759-1999, is Wednesday, February 9, 2005. According to the Companies Regulations (Proof of Shareholding for the Purpose of Voting in General Meeting) 5760-2000, a shareholder to whose credit a share is registered with a Stock Exchange member, and such share is included among the shares listed in the register of the Nominees Company, and who wishes to

vote at the general meeting, shall furnish the Company with a confirmation from such Stock Exchange member as to its ownership of a share at the determining date, as prescribed by the aforesaid Regulations. Shareholders of the Company are entitled to participate in and vote at the meeting in person or by proxy having been duly empowered thereto. The instrument appointing the voting proxy and also the power of attorney (if any) by virtue of which it was executed, shall be deposited at the Company's offices at least 48 hours prior to commencement of the meeting.

8. Perusal of documents

This instrument, and also the wording of the Holding Company's agreement, may be viewed at the Company's offices at 4 Derech Hachoresh, Yehud. Tel. 03-5393535, during ordinary office hours, all until the date and time appointed for the meeting.

Date: February 3, 2005

Amended Transaction Report Pursuant to the Securities Regulations

(Transaction between a Company and a Controlling Shareholder Therein) 5761-2001

1. Pursuant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein) 5761-2001 (hereafter: "**Controlling Shareholders Regulations**"), AFRICA ISRAEL Investments Ltd (hereafter: "**the Company**") hereby announces the convening of a special meeting Monday, February 14, 2005, at 12:00 hours, at the Company's offices at 4 Derech Hachoresh, Yehud.

On the agenda:

Approval of a contractual engagement with a controlling shareholder in connection with a joint company engaging in real estate investments in Las Vegas and participation by the joint company in real estate development projects in Las Vegas

Wording of draft resolution

1.1 To approve the contractual engagement of Al Nevada Holdings, Inc, a company registered in Nevada, United States, being wholly owned by the Company (hereafter: "**the Subsidiary**") with the Boymelgreen Family of Nevada, LLC, a company registered in Nevada, United States, controlled by the Yeshayahu Boymelgreen family (hereafter: "**Boymelgreen's company**") and with LGS USA Investments, Inc, a company registered in Delaware, United States, controlled by Mr. Lev Leviev, controlling shareholder in the Company (hereafter: "**Leviev's company**") under a Limited Liability Company Agreement (hereafter: "**the Holding Company Agreement**") of Leviev Boymelgreen of Nevada, LLC (hereafter: "**the Holding Company**");
The holding company engages in real estate investments in Las Vegas, Nevada, USA, including, inter alia, the acquisition of rights, either directly or indirectly, either severally or jointly with others, in corporations acquiring and/or holding rights in real estate assets in Las Vegas and engaging in the development of such real estate assets for various purposes.

1.2 To approve the Holding Company's contractual engagement under an operating agreement with Metroflag CC, LLC, a foreign company registered in Nevada, in relation to Metroflag Cable, LLC, a foreign company registered in Nevada, which, on September 22, 2004, contracted under an agreement for the acquisition of a real estate asset in Les Vegas, Nevada, and all for the purpose of a real estate development project in the Las Vegas Boulevard area, in an estimated total investment volume of up to 1.3 billion US dollars (of which the share of the Subsidiary amounts to a sum of up to 211 million US dollars) (hereafter: "**the Metroflag1 transaction**").

1.3 To approve the Holding Company's contractual engagement in a transaction for the acquisition of one third of the rights in **Metroflag BP, LLC,** a foreign company registered in Nevada, at a consideration of 40 million US dollars, and, thereunder, to approve the Holding Company's contractual engagement under an operating agreement in relation to that company, which holds leasehold rights under a long term lease agreement in a real estate assets in an area of 22 dunam (5.5 acres), located in the vicinity of the above-mentioned real estate assets, the value of which is set at 165 million US dollars, and all for the purpose of a real estate development project in the area of Las Vegas Boulevard, in an estimated overall volume of up to 1 billion US dollars (of which the share of the Subsidiary amounts to a sum of up to 107 million US dollars (hereafter: **"the Metroflag2 transaction").**

1.4 To approve the Holding Company's contractual engagement in an agreement for the set-up of an additional company, in which the Holding Company will hold half the rights, and which is to engage in the promotion of a third party transaction in a "sale & leaseback" format, said transaction pertaining to another real estate asset in an area of some 7 dunam (1.75 acres) situated adjacent to the other real estate assets, in consideration of a sum of 30 million US dollars, and all for the purpose of a real estate development project in the Las Vegas Boulevard area, in an estimated total investment volume of up to 300 million US dollars (of which the share of the Subsidiary amounts to up to 49 million US dollars (hereafter: "**The Metroflag3 transaction").**

(Hereafter, jointly: **"the resolution")**

The Company's Board of Directors approved the aforesaid resolution on February 3, 2005, after the approval of the Company's audit committee thereto had been obtained on the day (and further to precedent discussion on the subject held by the audit committee and the Board of Directors on November 26, 2004 and on December 15, 2004).

Due to timetable constraints, the money transfers in connection with some of the aforesaid transactions took place prior to completion of the approval of the resolution by the Company's general meeting. If the resolution is not approved, the Subsidiary shall refund to Leviev's company its share in the investment in the aforesaid transactions and Leviev's company shall not take part in the Holding Company.

Similarly, at the request of the Securities Authority, it is hereby stated that, as provided by the Companies Law, 5759-1999, a material change in the essentials of the transactions set forth in the resolution and/or a material increase in the volume of investment by the Subsidiary in the transactions set forth in the resolution and/or a material increase in the scope of exposure of the Subsidiary and/or the Company in connection with the transactions set forth in the resolution, shall be subject to obtaining

additional approval s form the audit committee, the Board of Directors and the Company's general meeting.

The following particulars are given in accordance with the Controlling Shareholders Regulations for the purpose of approving the resolution

2. Essential elements of the transaction

2.1 General

The subsidiary, Leviev's company and Boymelgreen's company are due to contract under the Holding Company Agreement in relation to the Holding Company, in such a way that the parties' membership interests in the Holding Company shall be as follows:

2.1.1 The Subsidiary: - 32.5%

2.1.2 Leviev's company – 35%

2.1.3 Boymelgreen's company – 35%

As stated, the Holding Company engages in real estate investments in Las Vegas, Nevada, USA, including, inter alia, the direct or indirect acquisition of rights, either severally or jointly with others, in corporations acquiring and/or holding rights in real estate assets in Las Vegas and engaging in the development of such real estate assets for various purposes.

The following is a description of the Holding Company Agreement, followed by a description of a number of transactions, both currently extant and projected, the Metroflag1 transaction, the Metroflag2 transaction, and the Metroflag 3 transaction, and also a description of current plans in relation to the Holding Company's activity.

2.2 The Holding Company Agreement

The Holding Company Agreement due to be executed between the subsidiary, Leviev's company and Boymelgreen's company provides, inter alia, as follows:

2.2.1 The parties' membership interests in the Holding Company, as aforesaid, shall stand at 35% to Boymelgreen's company, 32.5% to the Subsidiary and 32.5% to Leviev's company.

2.2.2 Each member shall be entitled to appoint one manager, and the managers shall manage the business of the Holding Company and its interests in resolutions by a

majority of votes.[1]

2.2.3 Allocation of profits, losses and any other matter between the members shall take place pro rata to their respective membership interests in the Holding Company.

2.2.4 Any transfer of rights in the Holding Company is subject to the consent of the other members.

2.2.5 Members of the Holding Company shall provide pro rata financing for the Holding Company and if any one of the Holding Company members shall refrain from providing its share in the requisite financing, then such member's share in the companies' membership interest in the Holding Company shall be diluted proportionate to the amount of cash financing actually provided by the other members.

2.2.6 Notwithstanding the aforesaid, if Boymelgreen wishes to refrain from providing its share in the financing of the Holding Company out of its own resources, then the Subsidiary shall offer it a loan in such amount as to enable Boymelgreen to advance its share in the financing on the following conditions: (1) The loan amount shall not exceed the volume of financing required from Boymelgreen's company pro rata to its membership interest in the Holding Company; (2) Boymelgreen's company shall repay the loan together with interest within 12 months of date of grant thereof; (3) the loan shall bear interest at a reasonable rate to be determined between the parties, but not less than "Libor" plus 2%. It is stated that this sub-paragraph 2.2.6 shall not apply to the financing of the Holding Company's current expenses in accordance with the budget as per sub-paragraph 2.2.9 hereafter.

2.2.7 If Boymelgreen's company fails to repay the loan on due date thereof, the loan shall bear a higher rate of interest than is customary for loans of such type, but not less than "Libor" plus 4%. Likewise, in the aforesaid instance, the Subsidiary shall be entitled, at its discretion, to convert the loan into additional financing of the Holding Company, as against dilution of Boymelgreen's company's rate of holdings in the membership rights in the Holding Company, respectively, in accordance with the mechanism

[1] Given that Mr. Leviev is the controlling shareholder in the Company and in the subsidiary, he shall be deemed the controlling shareholder in the Holding Company.

described in sub-paragraph 2.2.5 aforesaid.

2.2.8 The loan shall be secured by a first ranking floating charge on the rights of the members of Boymelgreen's company in the Holding Company, and all the profits, the distributions and other benefits relating to the rights of the members of Boymelgreen's company shall serve, first and foremost, and prior to any other distribution, for the repayment of the loan.

2.2.9 A budget shall be prepared in every calendar year to include estimated expenses in connection with the activity of the Holding Company. Any change in the budget shall be made solely with the consent of all the members. The holding company's expenses as prescribed by the budget, as may be amended from time to time, shall be financed by the members of the Holding Company, pro rata to their membership interests in the Holding Company. It is stated that the budget that is to be prepared shall relate primarily to anticipated expenses involved in the routine activity of the Holding Company (such as personnel, leasing of offices and so forth), as distinct from the investments the Holding Company may undertake in the various projects in which it takes part.

2.3 Details on the Company's business relationship with Mr. Boymelgreen

2.3.1 Mr. Yeshayahu Boymelgreen has been a business partner of the Company's in its activity in the field of real estate entrepreneurship since 2002. This activity is pursued by means of a series of project-specific joint corporations, generally in (indirect) ratios of 65% to the Company and 35% to Mr. Boymelgreen.

2.3.2 The parties' activity as aforesaid is based on the Memorandum of Understanding signed between the parties in 2002 (as amended from time to time), whereby Mr. Boymelgreen is responsible for spotting business opportunities for the parties in the real estate field on the North American continent, and is entitled, inter alia, to have the Company offer him loans for financing his share in the capital investment required for each project.

2.3.3 Pursuant to the aforesaid format of activity, Mr. Boymelgreen signed a personal guarantee in favour of the Company to secure loans placed at his disposal (including for corporations under his control) from time to time, by the Company (including by subsidiaries of the Company), for the purposes of financing his share in

the requisite investments in the joint corporations as aforesaid. Thus guarantee shall also apply in respect of the loan described in sub-paragraph 2.2.6 aforesaid.

2.3.4 As of a date shortly after the reporting date, the balance of loans extended to companies under control of Mr. Boymelgreen as aforesaid amounts to 52 million US dollars. The loans were provided at an interest rate of "Libor" plus 2%. Repayment date of each loan was fixed for date of completion of the project respecting which it was provided. If Mr. Boymelgreen fails to repay the loan on due date thereof, the interest rate will be increase to "Libor" plus 5%. Likewise, in such case, the Company is entitled to dilute Boymelgreen's share in the joint corporation pro rata to the financing provided by each of the parties to the project.

2.3.5 It will moreover be noted that in every such project Boymelgreen is entitled to a grant at 2.5% of the investment volume in the project, but only subject to and following clearance of all the debts and expenses of the project company, including repayment of the loans granted for financing Boymelgreen's share as aforesaid

2.3.6 In the opinion of management, given the status of the joint projects and their emergent business results, and bearing in mind Boymelgreen's right to receive grants, the Company's right to dilute his share and the guarantee provided by Mr Boymelgreen, the Company has no material exposure in respect of the loans advanced to Mr Boymelgreen correct to date of the report.

3. The Metroflag1 transaction

3.1 General

The Holding Company contracted under an operating agreement, (hereafter: **"The Metroflag1 Agreement")** with Metroflag CC, LLC, a foreign company registered in Nevada, controlled by two foreign investors (hereafter: **"the Partners' Company")** in relation to Metroflag Cable, LLC (hereafter: **"Metroflag1"), a** foreign company registered in Nevada. On completion of the Metroflag1 project, as outlined hereafter, **the** parties will hold, through a joint company (**Metrolflag1**) two adjacent real estate assets on Las Vegas Boulevard, known as "The Strip" (heretofore and hereafter: **"The Metroflag1 transaction"**). The proposed share of the parties in the Metroflag1 transaction (sequenced) is as follows:

(1) The Subsidiary – 16.25%

(2) Leviev's company - 16.25%

(3) Boymelgreen's company – 17.5%

(4) The Partners' Company - 50%

3.1.1 Under the terms of the Metroflag1 transaction, the Holding Company is investing a cash amount of 40 million US dollars in Metroflag1, while the Partners' Company undertakes to transfer, in respect of its share in the financing of Metroflag1, its holdings in a company holding a property in an area of 12 dunam (3 acres) adjacent to the property being acquired, as defined in sub-paragraph 3.1.2 hereafter, in addition to investing a cash amount of 3.75 million US dollars (as elaborated in Clause 3.3 hereafter).

3.1.2 On 22.9.2004, Metroflag1 contracted under an agreement for the acquisition of a real estate asset in Las Vegas, Nevada, in an area of 18 dunam (4.5 acres) (hereafter: **"the acquired property" and "the acquisition agreement"**, all according**),** at a consideration of **91 million** US dollars (as elaborated in Clause 3.4 hereafter).

3.1.3 The holding company's investment in Metroflag1 serves primarily for payment in respect of the acquired property and for the financing of the Metroflag1 expenses, and the 56 million US dollar balance of the consideration in respect of the acquired property is being financed by a loan advanced to Matroflag1 by the vendor of the acquired property.

3.2 Description of Metroflag1 transaction holdings structure



Al Nevada Holdings INC (the Subsidiary)
Boymelgreen family of Nevada, LLC (Boymelgreen's company)
LGC USA Investments, INC (Leviev's company)
32.5%
35%
32.5%
Leviev Boymelgreen of Neva, LLC The Holding Company
Metroflag CC, LLC
The Partners' company
50%
50%
Metroflag Cable, LLC (Metroflag1)
Property acquired in Metroflag1 transaction
100%
Cap / Tor, LLC
(Company of the property transferred in the Metroflag1 transaction)
The property transferred in the Metroflag1 transaction

The series of agreements subject of the Metroflag1 transaction consists primarily of two principal agreements: The Metroflag1 agreement and the acquisition agreement in the Metroflag1 transaction.

3.3 The Metroflag1 agreement

The Metroflag1 agreement executed between the Holding Company and the Partners' Company provides, inter alia, as follows:

3.3.1 As stated hereintofore, the Holding Company holds 50% of the membership interest in Metroflag1, while the remaining 50% of the membership interest is held by the Partners' Company, which is a company owned by a real estate entrepreneur from Nevada, and a corporation from Delaware which specialises in investments in luxury hotels and vacation ventures, and is controlled by an American real estate entrepreneur (hereafter: "**the partners**").

3.3.2 The Metroflag1 agreement was executed between the Holding Company and the Partners' Company, and it provides that on closing date of the acquisition agreement described hereafter, the Holding Company shall invest 40 million US dollars in cash and the Partners' Company shall transfer to Metroflag1 its entire interest in the corporation, which owns a property adjacent to the property being acquired in the Metroflag1 transaction (hereafter: **"the transferred property company"** and **"the transferred property"**, all according). All the aforesaid is subject to consent being obtained from the financing concerns having provided loans to the transferred property company. In addition, the Partners' Company invested a cash amount of 3.75 million US dollars in Metroflag1.

3.3.3 The investment by the Partners' Company in Metroflag1 by way of the investment of a cash amount of 3.75 million US dollars and the transfer of its rights in the transferred property company will likewise amount to 40 million US dollars (including, by way of balancing payments being made to the Partners' Company by Metroflag1, on the basis of the fair value of the transferred property, which was determined, by mutual consent of the parties, to be 64 million US dollars, net of the liabilities of the transferred property company toward the financing concerns).

3.3.4 As of a date shortly after the reporting date, the liabilities of the transferred property company to the aforesaid financing concerns amount to 27.75 million US dollars, of which 23.5 million US dollars is in the form of a loan secured by a first ranking mortgage on the transferred property.

3.3.5 Bearing in mind the aforesaid, in respect of the investment of a cash amount of 3.75 million US dollars and the transfer of its rights in the transferred property company to Metroflag1, there shall be carried to credit of the Partners' Company an investment equal to the amount invested in cash as aforesaid, together with the difference between the value of the transferred property and the liabilities of the transferred property company, i.e. an aggregate amount of 40 million US dollars.

3.3.6 The Metroflag1 agreement provides that if all the consents required for the transfer of the rights in the transferred property company to Metroflag1 are not obtained by closing date of the acquisition agreement (as per sub-paragraph 3.4.4 hereafter), then the transfer of the rights in the transferred property shall be postponed until December 2005 (by which time the parties will endeavour to refinance the liabilities of the transferred property company so as to enable the transfer of the rights therein), and the parties shall execute a management agreement, designed to place Metroflag1 in an economic position as closely as possible resembling that of the holder of the totality of rights and liabilities inhering in the transferred property. The agreement moreover provides that if, even on the postponed date, the transfer of rights in the transferred property still cannot be completed

(other than by reason of non-cooperation on the part of the Holding Company in obtaining refinancing for the transferred property company), then the Holding Company shall be entitled to acquire the rights of the Partners' Company in Metroflag1 in consideration of 1 US dollar. For further details see footnote hereafter[2].

3.3.7 In addition to the undertakings of the Holding Company and the Partners' Company to invest in Metroflag1, the Metroflag1 agreement provides, inter alia, as follows:

(1) Metroflag1 shall be managed jointly by the Holding Company and the Partners' Company;

(2) In principle, the Holding Company and the Partners' Company shall not be required to make any further investments in Metroflag1, without their consent, other than in certain predefined situations such as for the purpose of covering generally accepted expenses or when such investments are required in order to prevent loss of the rights and/or assets of Metroflag1.

(3) In case of a deadlock in the management of Metroflag1, any of the members of Metroflag1 is entitled to initiate a "buyout" move vis-à-vis the other party. Accordingly, any of the members of Metroflag1 is entitled to quote a

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[2] The Metroflag1 agreement provides that if by closing date of the acquisition agreement, the consent of the financing concerns for the transfer of the rights in the transferred property company to Metroflag1 is not obtained, then the aforesaid transfer of rights shall be postponed until such consents are obtained, and at latest, by the first date whereon one of the loans provided to the transferred property company is repayable, such loan being secured by a mortgage on the transferred property (i.e., during December 2005). It will be noted that for the purpose of repayment of the liabilities of the transferred property company to the aforesaid financing concerns, the transferred property company will be required to pay compensation to the financing concerns in respect of prepayment of those loans, and also to refinance its liabilities, while the Holding Company has undertaken to assist the Partners' Company in obtaining refinancing as aforesaid, in good faith and in a customary businesslike manner. In the nature of things, there is no certainty that the transferred property company will be able to secure the aforesaid refinancing, and accordingly obtain the consent of the financing concerns. It is therefore provided that, if by closing date of the acquisition agreement, the consent of the financing concerns aforesaid is not obtained, then the parties to the Metroflag1 transaction shall execute a management agreement conferring on Metroflag1 exclusive and full right of management of the transferred property company, and commencing as from date of execution of the management agreement, Metroflag1 shall be entitled to receive full rights and to assume all liabilities, in connection with the transferred property company, in consideration of management fees in the amount of the surplus of cash receipts in the transferred property company over its total payments. If the Partners' Company does not put forward its investment in Metroflag1, and including the eventuality that it does not complete the transfer of its rights in the transferred property company to Metroflag1, on the appointed date, then, subject to the fulfilment of the Holding Company's undertaking to act in good faith and in customary businesslike manner, the Holding Company shall be entitled to acquire the partners' company's rights in Metroflag1 in consideration of 1 US dollar, and shall thereby become the holder of the full membership interests in Metroflag1. The Holding Company shall also have this acquisition right in the event of a infringement of certain representations by the Partners' Company in relation to the transferred property company and the transferred property, unless such infringement shall have occurred other than with malicious intent, intent to defraud, deception and so forth, and the Partners' Company shall indemnify the Holding Company in respect of damages occasioned by reason of such infringement.

price in respect of its interest in Metroflag1, whereupon the other member must purchase the share of the initiating member at the quoted price or sell its share to the initiating member at that price.

(4) Limits have been imposed on the transfer of the companies' interests in Metroflag1 subject to certain exceptions, and also first right of refusal is established in case of the sale of member companies' interests by any of the members of Metroflag1.

(5) During a period of 5 years subsequent to the closing date of the acquisition transaction, one of the partners shall have the right to acquire a certain portion of the property transferred in the Metroflag1 transaction, subject of the leasehold agreement set forth in sub-paragraph 3.5.2 hereafter, in consideration of a sum of 22 million US dollars. The option price was determined through negotiations between the Holding Company and the partner on the basis of capitalization of the cash flow subject of the aforesaid leasehold agreement.

Whereas by closing date of the acquisition agreement the consent of the financing concerns was not obtained for transfer of the Partners' Company's rights in the transferred property company to Metroflag1, pursuant to the closing of the acquisition agreement as per Clause 3.4 hereafter, Metroflag1 and the transferred property company have executed the management agreement outlined in sub-paragraph 3.3.6 aforesaid.

3.4 <u>The acquisition agreement per the Metroflag1 agreement and the financing thereof</u>

On September 22, 2004, Metroflag1 contracted with a foreign company registered in Nevada, being under the control of a concern unrelated to any of the other parties in the Metroflag1 transaction, under an agreement for the acquisition of the property being acquired in the Metroflag1 transaction, said agreement providing, inter alia, as follows:

3.4.1 The consideration for the property being acquired in the Metroflag1 transaction was fixed at a sum of 91 million US dollars, subject to the generally accepted adjustments until closing date.

3.4.2 Of that amount, Metroflag1 has advanced a sum of 10 million US dollars as a deposit, which shall be forfeited unless the transaction fails to be closed by reason of a breach or failure on the part of the vendor.

3.4.3 On closing date, Metroflag1 shall pay the vendor an additional cash amount of 25 million US dollars, and the balance of the acquisition amount being 56 million US dollars shall be financed by the vendor of the property being acquired in the Metroflag1 transaction, by means of

a vendor's loan (hereafter" **"the vendor's loan"**) on the following conditions:

(1) Due date of the vendor's loan shall fall one year after the closing date of the acquisition agreement per the Metroflag1 transaction.

(2) The vendor's loan shall bear interest at a rate of 12% per annum, which shall increase to 15% per annum in case of breach.

(3) Interest payments in respect of the vendor's loan shall be made on a monthly basis commencing February 1, 2005. The principal together with the balance of the interest shall be payable on final repayment date.

(4) The vendor's loan shall be secured by a mortgage on the property acquired in the Metroflag1 transaction.

(5) The vendor's loan is not amenable to prepayment prior to the lapse of three months as from date of closing of the acquisition agreement per the Metroflag1 transaction, but no fine or commission shall apply to the subsequent prepayment thereof.

(6) The vendor's loan may be called for immediate repayment in certain instances, such as failure to make any payment on account thereof on due date, bankruptcy or liquidation of Metroflag1 and so forth.

3.4.4 Date of closing of the acquisition agreement per the Metroflag1 transaction is appointed for January 5, 2005.

On January 5, 2005, the closure of the acquisition agreement took effect. The subsidiary and Leviev's company thereby advanced to the Holding Company the balance of their share in the investment in the Metroflag1 transaction, in the amount of 30 million US dollars (in addition to a sum of 10 million US dollars already provided by the Subsidiary and Leviev's company, as per sub-paragraph 3.4.2 aforesaid).

3.5 Description of assets of Metroflag1

As stated heretofore, on closing of the Metroflag1 transaction, Metroflag1 is due to hold the acquired property and the transferred property. Details relating to the substantive rights and commitments involved in the aforesaid assets are set forth hereinafter.

3.5.1 Description of the property acquired in the Metroflag1 transaction

The property acquired in the Metroflag1 transaction is a lot in an area of 18 dunam (4.5 acres) on Las Vegas Boulevard, zoned, correct to date of this report, as a restricted vacation and residential area. This zoning enables the development of ventures in the field of gaming, and

also suitable commercial areas and mixed commercial and residential uses, while preventing the development of inappropriate uses being incompatible with gaming ventures. Likewise, special usage permission may be obtained for a hotel mixing vacation and gaming uses.

To date of the report, the bulk of the revenue from the acquired property derives for the leasing of an area of some 350 sq.m, bordering on Las Vegas Boulevard, to the McDonalds chain for the purpose of operating a chain branch until 2009. The chain is entitled to extend the leasehold by a further 5 years.

3.5.2 Description of the property transferred in the Metroflag1 transaction

The property designated for transfer to Metroflag1 from the Partners' Company is a lot adjacent to the property acquired in the Metroflag1 transaction in an area of some 12 dunam (3 acres) being zoned, correct to the date of the report, as a restricted vacation and residential area.

As of the reporting date, portions of the areas of the transferred property are leased under a number of lease agreements. These consist primarily of 5 leasehold agreements, the shortest lease term being until August 31, 2007, and the longest lease term being until 2059 (subject to the right of a number of lessees to extend their leasehold for various terms, but not later than 2059). Three of the principal leasehold agreements contain certain restrictions as regards the execution of construction works in the premises of the transferred property, without the consent of the lessees. Under the terms of the two other principal leasehold agreements, the lessor retains right of annulment of the leasehold, subject to payment of compensation in amounts of 450,000 US dollars and 600,000 US dollars respectively.

3.5.3 **Table of Metroflag1 construction rights and leaseholds**

Name of property	Construction rights* (sq.m)	Built-up area (sq.m) correct to 31.2. 2004	Leased area (sq.m) correct to 31.12.2004	Occupancy (%) correct to 31.112.2004	Number of lessees	Leasehold revenue in 2004 (US dollars)
The acquired property	130,000	1,452	1,452	100	9	1,714,353
The transferred property	100,000	4,528	4,528	100	9	3,113,295

- As reported to the Company by the Partners' Company, the maximum volume of construction rights in Las Vegas is not predefined by any statutory formula or plan; rather it derives from building restrictions and various planning requirements, such as restrictions as to building height, and requirements for setting aside parking spaces. Accordingly, given that detailed plans have yet to be prepared in relation to the development of Metroflag1's assets, these data are cited by way of a preliminary assessment only, by the architects of the Partners' Company, and they may accordingly increase significantly, especially in light of the possible joint development of these properties.

3.6 Plans relating to the activity of Metroflag1

3.6.1 Metroflag1 intends to develop the real estate assets for a number of objects, including luxury residential towers, hotel-keeping and also commercial areas and parking lots. The overall volume of investment in the Metroflag1 transaction is estimated at a sum of up to 1.3 billion US dollars (of which the Subsidiary's share amounts to a sum of up to 211 million Us dollars).

3.6.2 The aforesaid is subject to the requisite permits being obtained from the local planning and building authorities. To the best of the Company's knowledge, completion of the planning and permission procedures will probably take more than one year, nor is it certain that these procedures will be completed as planned.

3.6.3 The estimated timetable, to the best of the Company's knowledge, for commencement of the development of the real estate assets as aforesaid is about one year. The estimated timetable, to the best of the Company's knowledge, for completion of the development of the real estate assets as aforesaid is 7 – to 8 years. However, it is not certain that the development of the Metrolflag1 properties will be completed as scheduled, having regard, inter alia, to the restrictions contained in some of the lease agreements, as regards the execution of construction works in the premises of the properties.

3.6.4 Metroflag1 intends to negotiate for the evacuation of the lessee from the acquired property, in order to develop the entire area of that property. Given that the built-up area in the acquired property constitutes less than 5% of the acquired property, if the negotiations

with the lessee do not result in a successful outcome, Metroflag1 intends to develop the vacant area in the acquired property, which, as stated, constitutes the greater part of the area of the acquired property. In the Company's assessment, if the said lessee is offered a suitable alternative in nearby areas and/or can be integrated into the project, the prospects of its consenting to vacate the area of the leased premises is reasonable, thus enabling the entire area of the acquired property to be developed.

3.6.5 Similarly, if all the lessees in the areas of the transferred property do not consent to vacate the areas of the transferred property, Metroflag1 intends to develop the balance of the vacant areas in the transferred property, subject to the restrictions contained in a number of leasehold agreements, as regards the execution of construction works in the areas of the transferred property, as per sub-paragraph 3.5.2 aforesaid.

3.6.6 It will also be noted that Metroflag1 has, to date, received various applications concerning cooperative business ventures relevant to the aforesaid real estate assets, including for the sale or leasing of a portion of such real estate assets.

4. The Metroflag2 transaction

4.1 Shortly after the end of 2004, the Holding Company reached an agreement in principle for the acquisition of one third of the rights in an additional corporation owned by the partners, by the name of Metroflag BP, LLC, a foreign company registered in Nevada (hereafter: "**Metroflag2**") from two corporations owned by the partners. Pursuant to that transaction, the Holding Company acquired 8.3%of the rights in Metroflag2 in consideration of a sum of 10 million US dollars, subsequent to which the parties executed a detailed operating agreement in relation to Metroflag2 (hereafter: **"the Metroflag2 agreement"),** whereby the Holding Company will acquire from two corporations owned by the partners a total of one third of the rights in Metroflag2, in consideration of a sum total of 40 million US dollars, in such a way that following closing of the Metroflag2 transaction, each of the members of Metroflag2 shall hold one third of the membership interests in Metroflag2.

4.2 The Metroflag2 agreement provides, inter alia, as follows:

4.2.1 The balance of the lot being acquired by the Holding Company in Metroflag2 (at a rate of 25% of membership interests therein) shall be acquired in three equal portions of 8.33% each as against three equal payments of 10 million US dollars each, on January 30, 2005, on April 30, 2005, and on May 30, 2005[3]

[3] The first of the three payments aforesaid in the amount of 10 million US dollars was made on 30.1.2005, and accordingly, correct to date of the transaction report, the Holding Company is entitled to 16.65% of the membership rights in Metroflag2.

4.2.2 If the Holding Company fails to defray one or more of the following payments, it shall be entitled, under certain conditions, to remain a member of Metroflag2 (pro rata to its membership interests acquired prior to date of the breach) but, in such case, it shall have no management or voting rights in Metroflag2.

4.2.3 In addition, the Holding Company shall acquire one third of the owners' loans advanced by the other members to Metroflag2, and which amount, as of the reporting date, to a sum of 9 million US dollars.

4.2.4 Metroflag2 shall be managed jointly by the Holding Company and the other members of Metroflag2 (being the holders of management and voting rights in Metroflag2). .

4.2.5 In principle, additional investments on the part of the members of Metroflag2 shall be subject to their consent, except for investments for the purpose of financing a number of existing and forthcoming commitments of Metroflag2, details of which have been given, such as the repayment of existing loans of Metroflag2, payment of leasehold fees in respect of the third property (as defined in Clause 4.3 hereafter), taxes, insurances and so forth. Correct to 31.12.2004, the commitments of Metroflag2 amounted to 45 million US dollars.

4.2.6 In case of a "deadlock" between the Holding Company and the other members of Metroflag2, either party may initiate a buyout similar to that described in sub-paragraph 3.3.7 (3) aforesaid

4.2.7 Any direct or indirect transfer of rights in Metroflag2 shall be subject to certain restrictions and also to first right of refusal, other than in predefined exceptional cases.

4.3 Metroflag2 is the owner of leasehold rights in a real estate asset in an area of 22 dunam (5.5 acres) located in proximity to the properties of Metroflag1 (hereafter: **"the third property")** the value of which is set, by mutual consent of the parties, at 165 million US dollars. Metroflag2 intends to acquire the third property from the owners thereof, and also to try and acquire an additional real estate asset adjacent to the third property, in an area of 4.4 dunam (1.1 acres) at a consideration of 36 million US dollars. As of the reporting date, a hotel and a restaurant are operating in these properties. There is, however, no certainty that Metroflag2 will succeed in acquiring the third property and/or the property adjacent thereto, or in obtaining the proposed concession as per Clause 4.6 hereafter.

4.4 Metroflag2's lease agreement terminates on June 16, 2095. Pursuant to that lease agreement, Metroflag2 holds a right to acquire the third property in the year 2017 at a consideration of 30 million US dollars. The annual leasehold fees pursuant to the lease agreement amount to 1.8 million US dollars.

4.5 The following table shows construction and leasing rights in relation to the third property:

Name of property	Construction rights* (sq.m)	Built-up area (sq.m) correct to 31.2. 2004	Leased area (sq.m) correct to 31.12.2004	Occupancy (%) correct to 31.112.2004	Number of lessees	Leasehold revenue in 2004 (US dollars)
The third property	160,000	5,428	5,428	100	4	2,367,768

- As reported to the Company by the Partners' Company, the maximum volume of construction rights in Las Vegas is not predefined by any statutory formula or plan; rather it derives from building restrictions and various planning requirements, such as restrictions as to building height, and requirements for setting aside parking spaces. Accordingly, given that detailed plans have yet to be prepared in relation to the development of the third property, these data are cited by way of a preliminary assessment only, by the architects of the Partners' Company, and they may accordingly increase significantly.

4.6 At this stage, Metroflag2 plans to take steps for the development of the third property and the property adjacent thereto as a luxury vacation site operating under a concession from a US hotel and vacation chain. The estimated timetable, to the best of the Company's knowledge, for completing the development of the real estate assets aforesaid, is 7 to 8 years, but it is not certain that the development of the real estate assets will be completed as scheduled, in view of the fact that the aforesaid is subject to, inter alia, the requisite permits being obtained from the local planning and building authorities. To the best of the Company's knowledge, completion of the planning and permission procedures will probably take more than one year, nor is it certain that these procedures will be completed as planned.

4.7 Total volume of investment in the Metroflag2 transaction, if it reaches closure, is estimated at some 1 billion US dollars (of which the share of the Subsidiary amounts to 107 million US dollars).

5. The Metroflag3 transaction

5.1 Shortly after the reporting date, the Holding Company reached an agreement in principle with the partners as regards the set-up of an additional joint corporation under the name of Metroflag SW, LLC, a foreign company registered in Delaware (hereafter:

"**Metroflag3**"). Metroflag3 was founded in order to promote a 3rd party transaction in a sale & leaseback format (hereafter: "**the Metroflag3 transaction**") of an additional real estate asset in an area of 7 dunam (1.75 acres), situated adjacent to the other real estate assets subject of this report (hereafter: "**the fourth property**").

5.2 Pursuant to the agreement in principle, the parties agreed as follows:

5.2.1 The parties' holdings in Metroflag3 shall be in ratios of 50% to the Holding Company and 25% to each of the partners.

5.2.2 All measures adopted in relation to the Metroflag3 transaction shall be subject to the consent of all parties, as in the other transactions.

5.2.3 The parties shall bear the costs of the first transaction, including the relevant due diligence test, pro rata to their holdings in Metroflag3.

5.2.4 The parties shall take steps to obtain third party financing in relation to as great a proportion of the acquisition price of the fourth property as possible. The holding company shall finance the entire amount of the shareholders' equity investment required of Metroflag3 in the framework of the Metroflag3 transaction, by way of an owners' loan. The owners' loan shall bear interest at "Libor" plus 1%. The interest in respect of the owners' loan shall be repaid on a month-by-month basis out of the cash flow generated by the fourth property, while the principal of the owners' loan shall be repayable after a lapse of five years from the closing of the transaction subject to possible deferment by reason of the insolvency of Metroflag3.

5.2.5 If the parties elect to contract under a binding acquisition agreement in relation to the fourth property, they shall conduct negotiations in good faith in order to finalize a detailed operating agreement in relation to Metroflag3.

5.3 Metroflag3 is currently negotiating with the lessee of the fourth property (hereafter, in this Clause: "**the lessee**"), which is operating a restaurant in this property (hereafter, in this Clause: "**the restaurant**") **for** implementation of a transaction in a sale & leaseback format on the basis of the following principles:

5.3.1 The consideration in respect of the fourth property shall stand at 30 million US dollars (subject to adjustments), of which 20 million Us dollars are to be paid to the

lessee in respect of the assignment of the leasehold contract of the fourth property to Metroflag3 and 10 million US dollars are to be paid to the owners of the fourth property in respect of the acquisition thereof in accordance with the acquisition option provided in the leasehold contract (which is to be assigned, as aforesaid, to Metroflag3).

5.3.2 Following assignment of the leasehold contract and the acquisition of the fourth property, Metroflag3 shall contract with the lessee under a lease agreement for a period of 40 years, in consideration of annual lease fees of 1.4 million US dollars. The lease fees shall be increased every five years in accordance with a mechanism provided.

5.3.3 Metrolflag3 shall have the right, during the first 15 years of the lease term, to relocate the activity of the restaurant to a comparable place in a nearby area, facing the Las Vegas Boulevard, provided that Metroflag3 shall bear all the costs involved in such relocation of the restaurant.

5.3.4 Metroflag3 shall be entitled to utilize the undeveloped rear portion of the fourth property for parking and development purposes, provided that the activity of the restaurant and its employees are provided with the necessary parking areas.

5.4 The following table shows construction and leasing rights in relation to the third property:

Name of property	Construction rights* (sq.m)	Built-up area (sq.m) correct to 31.2. 2004	Leased area (sq.m) correct to 31.12.2004	Occupancy (%) correct to 31.112.2004	Number of lessees	Leasehold revenue in 2004 (US dollars)
The fourth property	60,000	2,410	2,410	100	1	1,851,192

- As reported to the Company by the legal advisors of the Partners' Company, the maximum volume of construction rights in Las Vegas is not predefined by any statutory formula or plan; rather it derives from building restrictions and various planning requirements, such as restrictions as to building height, and requirements for setting aside parking spaces. Accordingly, given that detailed plans have yet to be prepared in relation to the development of the fourth property, the architects of the Partners' Company cite these data by way of a preliminary assessment only, and they may accordingly increase significantly.

5.5 Metroflag3 is currently planning to take steps to develop the fourth property, and the smaller portion thereof will serve as an additional thoroughfare for the Metrroflag1 properties, such development

serving to upgrade the Metroflag1 properties. Date of commencement of the development of the fourth property is as yet unknown, since the development of the fourth property is subject the completion of the development of the Metroflag1 properties.

5.6 Overall investment volume in the Metroflag3 transaction, if it reaches closing, is estimated at up to 300 million US dollars (of which the Subsidiary's share amounts to a sum of up to 49 million US dollars)

As of the reporting date, the Holding Company has agreed certain matters in connection with the acquisition of additional rights in real estate assets in the Las Vegas Boulevard area. In the nature of things, however, it is by no means certain that these agreed matters will take shape as detailed agreements and/or will come to fruition in the form of actual acquisitions.

6. **Name of controlling shareholder within the meaning thereof in Section 268 of the Companies Law, holding a personal interest in a transaction**

The names of the controlling shareholders, within the meaning thereof in Section 268 of the Companies Law, 5759-1999 (hereafter: "**the Companies Law"),** who may be deemed to hold a personal interest in the adoption of the resolution, are Mr. Lev Leviev and corporations under his control, Memorand Ltd., Memorand Management (1998) Ltd and Alkason (AKS) Investments Ltd. Mr Leviev holds (indirectly) 64.65% of the issued share capital and voting rights in the Company, as follows:

6.1 41.25% of the issued share capital and voting rights in the Company are held through N.G.I Trustees Ltd. in trust for Memorand Ltd, a company wholly owned and controlled by Mr. Leviev (to round out the picture it should be noted that Mr. Leviev's holdings in this company are held in trust for him by two trust companies: N.G.I Trustees Ltd, and S.I.L Trustees Ltd.

6.2 8.55% of the issued share capital and voting rights in the Company are held through Memorand Management (1998) Ltd., a company wholly owned and controlled by Memorand Ltd.

6.3 14.85% of the issued share capital and voting rights in the Company are held through Alkason (AKS) Investment Ltd., a company wholly owned and controlled by Memorand Ltd

7. **Nature of the personal interest**

The controlling shareholders named in Clause 6 aforesaid may be deemed to hold a personal interest in the adoption of the resolution, as being shareholders in Leviev's company, which constitutes a party to the Holding Company Agreement and constitutes one of the members of the Holding Company, and is also a party at interest therein.

8 Mode of determining the consideration

8.1 The consideration involved in the contractual engagement pursuant to the Holding Company Agreement consists of commitments on the part of the members of the Holding Company to invest in the Holding Company, such investment being fixed at a rate proportionate to the parties' rates of holding in that company, following negotiations between them. The commitment of the Subsidiary to offer loans to Boymelgreen's company for financing its investments in the Holding Company was determined by negotiation between the Subsidiary and Boymelgreen's company on the basis of the format characterizing the totality of cooperative business ventures between the Company and Mr. Boymelgreen.

8.2 The commitment of the Subsidiary to offer loans to Boymelgreen's company for financing its investments in the Holding Company was determined by negotiation between the Subsidiary and Boymelgreen's company on the basis of the format characterizing the totality of cooperative business ventures between the Company and Mr. Boymelgreen.

8.3 The price of the property acquired in the Metroflag1 agreement was determined by negotiation between the representatives of the Holding Company and the Partners' Company and the vendor of the property acquired in the Metroflag1 transaction.

8.4 The value of the property transferred in the Metroflag1 transaction (at about 5.3 million US dollars per dunam [0.25 acres]) was determined in negotiations between the Holding Company and the partners, on the basis of the price of the property acquired in the Metroflag1 transaction pursuant to the acquisition agreement per the Metroflag1 transaction (amounting to 5 million US dollars per dunam [0.25 acres]) and bearing in mind that the extent of built-up areas in the transferred property and the cash flow deriving therefrom exceed those of the acquired property.

8.5 The value of the third property (amounting to 7.5 million US dollars per dunam [0.25 acres]) was determined in negotiations between the Holding Company and the partners, bearing in mind the unique location of the third property on the corner of streets leading off Las Vegas boulevard, in such a way that it has two facades. The value of the property adjacent to the third pr9oerpty (amounting to 8.1 million US dollars per dunam [0.25 acres]) was determined by negotiations between the representatives of the Holding Company and the partners, and a third party.

8.6 The value of the fourth property (amounting to 4.3 million US dollars per dunam [0.25 acres]) was determined in negotiations

between the representatives of the Holding Company and the partners, and the lessee.

9. **Permits required or the conditions stipulated for implementation of the transaction**

Conformant to the provisions of Section 275 of the Companies Law, the resolution is contingent on the approval of the Company's general meeting, which is hereby convened for February 14, 2005.

10. **Details of transactions of the type of or similar to the subject transaction between the Company and the controlling shareholder**

Over the two years precedent to the approval of the transaction by the Company's Board of Directors, neither the Company and/or any of its subsidiary companies executed with Mr Lev Leviev and/or a corporation in which he is a party at interest, any transaction of the type of the transaction subject of this report or transactions similar thereto, nor are any such transactions currently in force as of the reporting date.

11. **Reasons given by the audit committee and the Board of Directors for approving the transaction, value of the consideration and how it was determined**

The audit committee and the Board of Directors, giving the reasons for their decision to approve the resolution, noted, inter alia, as follows:

11.1 In the estimate of company's management, the overall volume of investment in the Metroflag1 transactions and also in the Metroflag2 and Metroflag3 transactions, could amount some to 2.6 billion US dollars. Similarly, by reason of the presence of lessees in the real estate assets, holding long-term lease agreements, the development procedures in respect of the various real estate assets could take a relatively long time, compared to projects in which the Company has taken part to date pursuant to its activity in the United States.

11.2Bearing in mind the aforesaid, the audit committee and the Board of Directors are of the opinion, as recommended by the Company's management, that steps should be taken to reduce exposure to the risks involved in the activity of the Holding Company, as also to reducing the immediate and forthcoming financing burden involved in its activities, by co-opting Mr. Leviev as a partner in the Holding Company.

11.3 It will be noted that Mr. Leviev's participation in the Holding Company and its activities takes place on conditions identical to the participation conditions of the Subsidiary and of Boymelgreen's company, as regards the requisite investment in the Holding Company and rights emanating therefrom, pro rata to the holdings of each of the members of the Holding Company (subject to the matter of the share of Boymelgreen's company being financed, as explained hereafter).

11.4 . In this context it will be noted that the subsidiary's undertaking to offer loans to Boymelgreen's company for financing its investments in the Holding Company as per sub-paragraphs 2.2.6 – 2.2.8 aforesaid, is characteristic of the business relationship prevailing between the Company and Mr. Boymelgreen in all of their joint activity in the United States since 2002, and is anchored in appropriate agreements executed between the Company and Mr. Boymelgreen, including various guarantees provided by Mr. Boymelgreen. Bearing in mind that the Company holds various guarantees to secure repayment of the loans being made available to Boymelgreen's company, as set forth in Clause 2.3 aforesaid, whereas the other partners in the Metroflag transactions, including Leviev's company, hold no such guarantees, Mr Leviev's participation in the financing of the Holding Company will take a format similar to that of every other external partner in the Metroflag transaction, i.e., solely pro rata to his holdings in the Holding Company.

12 **Names of directors having participated in the discussions of the audit committee and the Board of Directors concerning the transaction**

12.1Participating in the audit committee discussion for approving the resolution were Messrs: Avraham Asheri (external director), the committee chair, Rachel Bolton (external director), Zvi Itzkovitz and Haim Erez.

12.2Participating in the Board of Directors meeting for approving the resolution were Messrs: Avraham Asheri (external director), Rachel Bolton (external director), Zvi Itskovitch, Chaim Erez, David Freidman, Shmuel Sussman, Yitzhak Forem and Eitan Haber

13. **Names of all directors holding a personal interest in the transaction, and the nature of such interest**

Mr. Lev Leviev may be deemed as holding a personal interest in the resolution by reason of his holding (indirectly, and including through a trustee) the whole of the issued share capital of Leviev's company, which is, as stated, a party to the Holding Company Agreement and one of the members of the Holding Company, and by reason of his holdings in Memorand Ltd. and in Memorand Management (1998) Ltd. which are controlling shareholders in Leviev's company, and/or by reason of his serving as director in Memorand Ltd. and/or in Memorand Management (1998) Ltd.

14. **Power of the Securities Authority**

According to the Controlling Shareholders Regulations, within twenty- one days as from date of filing the report, the Securities Authority, or its employee having been empowered so to proceed (hereafter: "**the Authority**"), may instruct the Company to provide, within a designated space of time, an explanation, details, information and documents pertaining to the contractual engagement subject of the report, and may also instruct the Company to amend the report. If instructions have been given for the

amendment of the report as aforesaid, the Authority may order the adjournment of the meeting as per the Regulations. The Company shall file an amendment in accordance with such instructions, in the manner prescribed in the Regulations, and all unless the Authority shall have otherwise instructed.

If instructions have been issued to adjourn the date of convening the general meeting, the Company shall serve notice of such instruction in an immediate report.

15. **Requisite majority for adopting resolutions**

The majority required in general meeting and at an adjourned general meeting for approval the resolution as per Clause 1 aforesaid, is an ordinary majority of all votes of the shareholders being present at the general meeting, being entitled to vote and heaving voted thereat, to the exclusion of the abstaining votes, provided that one of the following shall have been fulfilled:

15.1 The count of majority votes at the meeting shall include one third of all votes of shareholders not holding a personal interest in the approval of the resolution, being present at the meeting. The count of all votes of shareholders as aforesaid shall not reckon with those abstaining from the vote.

15.2 Total opposing votes from among the shareholders as per sub-paragraph 15.1 aforesaid shall not exceed one percent (1%) of total voting rights in the Company.

16. **Place and time of convening the general meeting**

The general meeting shall convene on Monday, February 14, 2005, at 12:00 at the Company's offices at 4 Derech Hachoresh, Yehud. If adjourned, the meeting shall take place on Monday, February 21, 2005 at the same place and at the same time.

16.1 The determining date for eligibility of shareholders to vote at the general meeting, as per Section 182 of the Companies Law, 5759-1999, is Wednesday, February 9, 2005.

16.2 **Pursuant to the Companies Regulations (Proof of Shareholding for the Purpose of Voting in General Meeting) 5760-2000,** a shareholder to whose credit a share is registered with a stock exchange member, such share being included among the shares listed in the register in the name of the Nominees Company, and wishing to vote at the general meeting, shall furnish the Company with confirmation from the stock exchange member as regards its ownership of the share on the determining date, as required pursuant to the aforesaid Regulations. The Company's shareholders are entitled to participate in and vote at the meeting in person or by duly empowered proxy. The instrument appointing a voting proxy and also the power of attorney by virtue of which it was executed (if

any), shall be deposited at the Company's offices at least 48 hours prior to commencement of the meeting.

17. **Particulars of the Company's attorneys for the purpose of handling this report**

Ofer Yankowitz, Adv., Eran Schuster, Adv., Wechsler Bergman & Co., Law Firm, of 9 Ahad Ha'am Street, Tel-Aviv, Tel: 03-5119393, Fax: 03-5119394.

18. **Perusal of documents**

This report, and also the draft holding company agreement, may be viewed at the Company's offices at 4 Hachoresh Street, Yehud, Tel: 03-5393535, during ordinary office hours, all until the hour of the meeting.

Yours truly,

Jacques Zimmerman, Attorney-at-law,
Company Secretary
Africa Israel Investments Ltd.

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T053
Public
Transmission date: 30/01/2005
Ref: 2005-01-005065

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970
Nature of event: Agreement in principle – acquisition of holdings - Telad

1 ________

Telad_transaction_isa.pdf_301_05

2

Date and time at which the corporation first learned of the event or the matter:

- 29/01/2005 at 19:30 hours
-

____

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 20/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

1. On Saturday night 29.1.2005, the Company contracted under an agreement in principle to make an investment in Telad Jerusalem Studios Ltd. (hereafter: **"Telad")**, such investment to take place subject to Telad posting the successful bid in the Invitation to Tender (within the definition thereof in Clause 2 hereafter).

2. Telad is about to post a bid pursuant to the Invitation to Tender held by the Second Television and Radio Broadcasting Authority (hereafter: **"the Second Authority")** for a the award of a concession to broadcast programmes on the Second Channel of Israel Television for a period of 10 years commencing 1.11.05 (hereafter: **"the Invitation to Tender").**

3. The transaction calls for the allocation to the Company of a number of shares in Telad being equal to 18% of Telad's (fully diluted, post issuance) issued share capital, at a consideration of 14 million New Israeli Shekels – in the event that the Company is the sole concern investing in Telad at this stage, or at a consideration of 17.5 million New Israeli Shekels - in the event that an additional concern likewise invests in the Company in consideration of a share allocation of identical (18%) amount.

4. Closure of the transaction is contingent on the fulfilment of additional suspending conditions, foremost among which are the approval of the Broadcasting Authority and the approval of the Cable and Satellite Broadcasting Board.

5. Pursuant to the Invitation to Tender the Company will execute written undertakings and/or will provide guarantees as required from all of Telad's shareholders for the purpose of the Invitation to Tender, and all in a volume of NIS 18 million.

6. The parties have consented to cooperate in order to finalize a detailed share allocation agreement between them as soon as possible.

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD

Registry Number 520005067

Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T053
Public
Transmission date:
27/01/2005
Ref: 2005-01-004633

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970
Nature of event: Alon Oil Pipelines Transaction

1 ______

Alon_Oil_Pipelines_Transaction_isa.pdf_27_01_05

2

Date and time at which the corporation first learned of the event or the matter:

- 26/01/2005 at 16:00 hours
-

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 20/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

IMMEDIATE REPORT

The Company hereby serves notice that Alon US Inc. (hereafter" **"Alon USA"),** a subsidiary company registered in the United States of Alon Israel Oil Company Ltd. (itself an included company of the Company, in which the Company holds 26.1% of the issued share capital), on January 26, 2005 announced that it had engaged under an agreement (hereafter: "**the sale agreement**") for the sale of two systems of pipelines for conducting fuel products (including associated storage terminals) in the region of West Texas (hereafter, jointly: "**the pipeline systems**") to Holly Energy Partners, LP, a limited partnership registered in the United States (hereafter: "**the acquiring party**"), units of participation in which are registered for trading on the stock exchange in the United States.

The consideration pursuant to the sale agreement was determined on the basis of an aggregate amount of 150 million US dollars, of which 120 million US dollars will be payable in cash while the balance will be payable in non-marketable participation units of the acquiring party at a value of 30 million US dollars, which, after a lapse of 5 years, will become marketable units.

Under the terms of the sale agreement, Alon USA will continue to make use of the pipeline systems for a period of at least 15 years, in a minimal volume of 90% of the average historical use made by it of the pipeline systems prior to date of execution of the sale agreement, and all at such tariffs as shall be agreed between the parties. Alon USA is entitled to permit other users the use of the pipeline systems, and is also entitled to extend the usage term of the pipeline systems for three further periods of 5 years each.

The date for closing of the transaction subject of the sale agreement is appointed for the end of February 2005 (subject to the possibility of its being postponed in certain situations). Closure of the transaction is subject to various permissions being obtained as is customary in transactions of this type, such as the permission of the local restraint of trade authorities and other authorities and also consents of third parties holding various rights in relation to the real estate through which the pipeline systems pass.

As reported to the Company, correct to date of this report, the tax aspects involved in the transaction and the anticipated volume of profit due to be recorded in respect thereto are still being examined by the auditors of Alon USA, and, accordingly, the Company is not in possession of figures as regards the effect of the transaction on its business results.

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T053
Public
Transmission date:
17/01/2005
Ref: 2005-01-000547

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970
Nature of event: Results of private placement transaction

1. ______

Immediate_report_summation_of_exercise_of_options_and_debentures_isa.pdf _17_1_05

1

Date and time at which the corporation first learned of the event or the matter:

- 17/01/2005 at 09:00 hours
-

______

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 02/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

IMMEDIATE REPORT

Further to the Immediate Report published by the Company on 13.1.2005 (Reference 2005-01-005208) concerning the exercise of non-marketable options issued to institutional investors in November 2003 and the issuance of new debentures of the Company, the Company hereby announces as follows:

1. Eight exercise notices have reached the Company in relation to 39,818 options (2,099 "A" Series options and 37,719 "B" Series options), exercisable into 398,180 ordinary shares of the Company of NIS 0.1 n.v (hereafter: **"the exercise shares"**).

2. A sum of NIS 33 million will be obtained in respect of the exercise of the aforesaid options, payable by way of set-off from the principal of the Company's ("A" Series and "B" Series) debentures (hereafter: **"the existing debentures").**

3. Pursuant to the aforesaid, the Company shall issue to the existing debenture holders having exercised the options, in exchange for the existing debentures held by them prior to the exercise of the options, new debentures of the Company, in a principal amount equal to the principal amount of the debentures held by them prior to the exercise of the options, and under conditions identical to the conditions of the existing debentures (except insofar as pertains to options), as follows:

   3.1 NIS 1,699,595 n.v. ("C" series) unsecured debentures, registered by name, redeemable in one lump sum on November 6, 2008, bearing annual interest at a fixed rate of 5.25% per annum, payable annually, linked (principal and interest) to the Consumer Price Index as of September 2003.

   3.2 NIS 30,841,30 n.v. ("D" Series) secured debentures, registered by name, redeemable in one lump sum on November 6, 2008, bearing annual interest at a fixed rate of 5.15% per annum, payable annually, linked (principal and interest) to the Consumer Price Index of September 2003. The ("D" Series) debentures shall be secured in the same manner and at the same level of security as the ("B" Series) debentures are secured.

The Company shall publish appropriate reports in connection with the exercise of the options and the issuance of the exercise shares, on actual implementation thereof.

AFRICA ISRAEL INVESTMENTS LTD

T087
Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yahud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 17/01/2005
Ref: 2005-01-001000

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON CHANGE IN THE CORPORATION'S SECURITIES

The corporation hereby serves notice that * on January 17, 2005
- From _______ to ________

The following change has taken place in the Company's securities:

1. Description of the nature of the change

Explanation: Give all details of the transaction or the action respecting which a change occurred in the Company's securities, as a result of the disposal of convertible securities and the conversion thereof into shares of the corporation

Date of change	Nature of change	Type and name of securities affected by change	Stock exchange number	Quantity changed	Effected through stock exchange clearing house
17/01/2005	Exercise of options	"A" Series options	6110050	-2,099	No
17/01/2005	Exercise of options	"B" Series options	6110068	-37,719	No
17/01/2005	Exercise of options	Ordinary share of NIS 0.1 n.v.	611012	398,180	No

Explanations:

1. *If the change affects more than one security, give details of the effect of the change in a separate line for each security.*

2. *Date of change – all changes of the same type, in the same security, carried out on one day, will be summed up in a single line. For present purposes – changes made via the stock exchange clearing house should be distinguished from changes made directly in the Company's*

books.

3. *The change – for diminution – add the "-" sign.*

4. *The quantity of securities rather than NIS n.v should be marked in all quantity fields.*

2. A. The corporation's post-modification share capital:

Name and type of share	Stock exchange number	Quantity of shares in authorized capital	Issued and paid up share capital	
			Quantity per last report	Current quantity
Ordinary shares of NIS 0.1 n.v.	611012	70,000,000	46,765,590	47,163,770

Explanation: give details of all types of shares including shares not registered for trading.

B. Other shares of the corporation:

Number of securities	Name of security	Quantity in last report	Present quantity
6110050	"A" Series options	121,486	119,387
6110068	"B" Series options	79,987	42,268
6110043	Africa 3/00	43,185	43,185

Explanation: Give details of all the Company's securities other than shares and including securities not registered for trading.

Reference number of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 02/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yahud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD

T053
Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yahud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 13/01/2005
Ref: 2005-01-005208

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970
Nature of event: Review of possibility of private placement

1. ________

   Review_of_possibility_of_private_placement_isa.pdf_13_01_05

2. Date and time at which the corporation first learned of the event or the matter:

   - 13/01/2005 at 10:30 hours
   -

   ____

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 02/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yahud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Immediate report

In November 2003, as part of a private offering to institutional investors, the Company issued two series of debentures ("A" Series and "B" Series) in a total volume of NIS 200,000,000 n.v. (hereafter, jointly: **"the existing debentures")** together with two series of options debentures ("A" Series and "B" Series) (hereafter, jointly" **"the options"**), exercisable into shares of the Company, in an aggregate amount of 5% of the Company's (fully diluted) issued share capital, all as set forth in an immediate report issued by the Company as of November 3, 2003, and as of November 11, 2003. Under the option conditions, the exercise price of the options into company shares is payable solely by way of set-off from the principal amount of the existing debentures.

In view of applications from a number of existing debenture holders wishing to exercise the options while maintaining their holdings in the Company's debentures, the Company is taking steps to promote a rapid process enabling the exercise of the options on the desired conditions, whereby all existing debenture holders will be invited to exercise the options in their possession into shares, and to redeem the balance of the existing debentures remaining in their hands (most of which will be paid up following exercise of the debentures). As part of the aforesaid process, the aforesaid holders will be offered, in exchange for the existing debentures, new debentures of the Company's, in a principal amount being equal to the principal amount of the existing debentures held by them prior to the exercise of the options, and on conditions identical to the conditions of the existing debentures (except insofar as pertains to options). This offer will remain valid until Sunday, January 16, 2005, at 13:00 hours.

Correct to the date of this report, there remained in circulation NIS 165,522,970 n.v. of existing debentures, and also 201,473 options (121,486 "A" Series and 79,987 "B" Series) exercisable into 4.09% of the Company's issued share capital, at an exercise price of NIS 77.76 for "A" Series and NIS 78.56 for "B" Series. It will be noted that the process is subject to the approval of the Company's Board of Directors; also that, if approved, there is no certainty as to the degree of affirmative response on the part of the holders of these debentures.

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T133
Public
Transmission date: 06/01/2005
Ref: 2005-01-002814

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

Supplementary report to report submitted on *21/12/2004* Reference *Number 2004-01-141276*
Principal details added/ supplemented:

The company hereby announces the adjournment of the special meeting appointed for Sunday, 16.1.2005 at 12:00, at the company's offices at 4 Derech Hachoresh, Yehud.

Details on the new time of the meeting will be given in an amended transaction report shortly due to be published.

IMMEDIATE REPORT ON A TRANSACTION BETWEEN A COMPANY AND A CONTROLLING SHAREHOLDER THEREIN

Pursuant to Regulation 2 of the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein) 5761 – 2001
Explanation: This form also serves for filing an emendatory report or an amendment to a report

1. An immediate report is herewith submitted on a transaction between a company and a controlling shareholder therein *Las_Vegas_isa.pdf*
   Explanation: if there are additional items on the agenda of the meeting apart from the approval of a controlling shareholder transaction, all the statutorily required details should be included in the annexed file.

2. Date of approval of the transaction by the Board of Directors *15/12/2004*

3. Reference number of preliminary report: ________, date of submission: __________; principal changes made in this report by comparison with the latest wording of the preliminary report.

Explanation: To be filled out if a preliminary report was filed

4. **Reference number of the original transaction report________**, date at which the original transaction report was first filed: _________

Reference numbers of precedent drafts filed __________, __________, __________.

Explanation: to be filled out in case of an emendatory report.

5. Type of transaction

No.	Type of transaction	
1	*Other*	*Set-up of joint company with controlling shareholder*

5A. In case of a private placement transaction, please give the following details:

1. Type of offering _______

2. Securities being allocated

No.	Type of security:	Stock exchange number of allocated security (if registered):	Quantity allocated:	Ratio of voting rights conferred by allocated securities	Share in capital conferred by allocated securities
1	________ ________	__________	______	_______	_______

Explanation: rate to be computed in the basis of pre-offering rights in the company; if convertible securities are being allocated, specify the ratio they would constitute if converted or realised.

6. Financial statements conformant to Regulation 6(i); were not included; Name of Certified Public Accountant ____________

The auditor's review report/opinion on the annexed financial statements is identical to the signed original delivered to the company.

Where financial statements are not included, state the reason other *irrelevant*

7. Professional opinions were not annexed to the report:

No.	Name of author of opinion	Date of validity of opinion
1	__________	________

Explanation: Auditor's opinion or review report should not be specified in this clause.

8. Date of convening of meeting: *16/01/2005.* Form for input of date from PDF filed attached

9. Determining date for the purpose of eligibility to participate in meeting: *09/01/2005*
10. Details on company's attorney for handling the transaction report, including address of office and telephone and fax numbers

Ofer Yankovitz, Adv., Eran Shuster, Weksler Bregman & Co., Advocates, 9 Ahad Ha'am Street, Tel-Aviv, Tel: 03-5119393, Fax: 03-5119394

Annexed hereto is the wording of the voting proxy ________

11. In case of an exceptional private offering, state:

□ Handling fee not yet paid
□ Handling fee of NIS _____ paid on ______ by Voucher Number _______

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date:02/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

AFRICA ISRAEL INVESTMENTS LTD

T093 Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yahud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 02/01/2005
Ref: 2005-01-000384

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON APPOINTMENT OF A (NON-CORPORATE) DIRECTOR OR INDIVIDUAL SERVING ON BEHALF OF A CORPORATION BEING A DIRECTOR

Regulation 34(B) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970
Explanation: *Pursuant to Regulation 34(D) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970, a roster of senior office holders is to be filed parallel with the filing of this form, using Form 097T*

1. Surname and first name: *Haber Eitan*
   Type of identity number: *Identity card number*
   Identity number: *008156838*

Citizenship / country of incorporation or registration:
Private individual with Israel citizenship
Country of citizenship/incorporation or registration: ___________

2. Date of birth: *12/03/1940*
3. Address for the service of process: *19 Ben Zvi Boulevard, Ramat-Gan 52247*
4. Offices to which subject has been appointed:

Director

Explanation: The following particulars should be entered if appointed as a director on behalf of a corporation being a director

Name of director corporation having appointed the individual: ____________

Type of identity number: ____________

Identity number: ____________

Citizenship/country of incorporation or registration: ____________

Country of citizenship / incorporation or registration: ______________

5. Previous office held in company prior to appointment:

None

6. Date of taking office: *31/12/2004*

7. Education:

Degree	Field	Name of academic institution
None		

Other education and professional certificates:

____

8. Principal occupations in past 5 years:

Office held	Place of work	Duration of office
Chairman and CEO	*Geo-Pol Company Ltd.*	*As from 1996*

9. Appointed substitute director of ______________ and his term of office is __________

Explanation: Fill out if appointed substitute director

10. The director *is serving* as a director in another corporation.

Explanation: *If he is serving as a director in another corporation, give details of the corporations in which he serves as director.*

Geo-Pol Ltd., Ampal Ltd. The Israeli Experience Ltd. (the Jewish Agency).

11. The director *is not* an employee of the corporation, or of a subsidiary company of the corporation, or of any of its related companies, nor is he a party at interest therein.

____

12. The director *is not* a family member of another party at interest in the corporation.

Explanation: if the director is a family member of another party at interest in the corporation, give details.

____

13. The director *does not hold* shares and convertible securities of the corporation, or a subsidiary company or of any of its related companies

    Explanation: if the director holds shares and convertible securities of the corporation, or a subsidiary company or of any of its related companies, give details.

    ____

14. The director *is not* a member of a committee or committees of the Board of Directors

    Explanation: if the director is a member of a committee or committees of the Board of Directors, give details

    ____

Reference number of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 02/12/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yahud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD

T097
Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yahud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 02/01/2005
Ref: 2005-01-000405

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON SENIOR OFFICE HOLDERS ROSTER

Regulation 34(D) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970
For your attention: the definition of a senior office holder per the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970 includes, inter alia, also a director.

The following is the roster of senior office holders and substitute directors in the corporation correct to 02/01/2005

Name	Type of identity number	Identity number	Office
Lev Leviev	Identity card number	14224497	Chairman of the Board of Directors
Zvi Itskovitz	Identity card number	4725230	Director
Shmuel Sussman	Identity card number	7481344	Director
Chaim Erez	Identity card number	09415142	Director
David Freidman	Identity card number	30418438	Director
Yitzhak Forem	Identity card number	30583496	Director
Rachel Bolton	Identity card number	50077197	External director
Avraham Asheri	Identity card number	954768	External director
Pinchas Cohen	Identity card number	050594365	CEO
Avraham Meron	Identity card number	07140973	CFO and Controllership Other
Avraham Nota	Identity card number	010941342	VP Business Development Other
Binyamin Cohen	Identity card number	72541634	Shopping Malls Division Director Other
Yosef Levin	Identity card number	014359269	Income-Generating Properties Division Director Other
Yoram Keren	Identity card number	005558721	Residential Division Director Other
Mordechai Labovitch	Identity card number	56601396	Finance and Controllership Administration Director Other

Jacques Zimmerman	Identity card number	011829090	Company Secretary Other
Uriel Azran	Identity card number	57898876	Internal Auditor
Ronit Cohen-Nissan	Identity card number	24218257	Controller
Eitan Haber	Identity card number	008156838	Director

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 02/12/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yahud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD.

RECEIVED
2005 MAR -4 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Report of the Board of Directors for the Period January – September 2004

November 26, 2004

1. General

The Group's net earnings in the third quarter of 2004 reached NIS 103 million, compared with a loss of NIS 1 million in the corresponding period last year. The Group's net earnings in the first three quarters of 2004 totaled NIS 291 million, compared with NIS 86 million in the corresponding period last year, an increase of 238%.

Set forth below is selected data from the financial statements:

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2004	2003	2004	2003	2003
Earnings from construction and real estate transactions	327	104	79	35	202
Earnings from property rentals and operation of assets	110	96	39	35	127
Earnings (loss) from operation of Hotels	1	(14)	5	4	(11)
Earnings (loss) from industry	(7)	3	(21)	(7)	2
Loss from communications	(11)	(43)	(2)	(12)	(50)
Earnings from affiliated companies	42	20	12	5	19
Earnings in the framework of completion of the Cross Israel Highway	37	-	-	-	-
Capital gains	76	9	65	9	9
Earnings from regular operations	**567**	**178**	**180**	**80**	**296**
Financing expenses	(83)	(26)	(26)	(90)	(79)
Net earnings (loss)	**291**	**86**	**103**	**(1)**	**121**

2. The Company and its Business Environment

Africa Israel Investments Ltd. (hereinafter – "the Company" or "Africa") is an investments company engaged in various areas of activity – both domestically and overseas.

2.1 Real Estate

2.1.1 Real Estate Development

The main activities in this sector in the first nine months of 2004 are set forth below:

Real Estate Development Overseas

A. General

Beginning with 1998, the Company has invested overseas through foreign investee companies in various real estate ventures, including, construction and acquisition of residential buildings, commercial centers and office buildings. These activities of the Africa Israel Group are presently carried on in the United States, Canada, Russia, the Czech Republic, the United Kingdom, the Netherlands and Serbia. As at September 30, 2004, the Company's investments in this area of activities (in shareholders' equity and bank loans) amounted to a total of NIS 2,515 million.

B. Activities of Africa Israel in the Czech Republic

Through subsidiaries registered in the Czech Republic, Africa Israel is presently involved in 9 real estate projects, where about 75% of the areas consist of commercial space and office buildings and the balance is residential construction.

The total project areas in the Czech Republic come to approximately 320,000 sq.m.

During 2003, development and construction of the Korunni project was commenced. Up to now 76 residential units have been sold in the project.

On July 20, 2004, Africa Israel International Properties, a wholly-owned subsidiary, signed a memorandum of understanding with a foreign company for sale of 50% of the shares of a company which holds 100% of the rights in the Palace Flora shopping mall. If and when the transaction is completed the Company is expected to record a net gain in the financial statements of approximately NIS 95 million, subject to possible adjustments.

C. Activities of Africa Israel in the United States and Canada

New York

Through a subsidiary registered in the United States, Africa Israel is presently involved in 14 real estate projects in New York. The Company estimates that execution of such projects will be completed over the next 4 years.

During the period of the report, the subsidiary commenced marketing residential units in an additional project – "15 Broad St.". In the three projects which are now being marketed and sold – W2, 60 Spring St. and 15 Broad St., as at the publication date of the financial statements, deals for 350 residential units have been signed and, in addition, negotiations are being carried on in respect of another 2 more residential units. The total value of the apartments sold and those being negotiated amounts to $430 million. The total anticipated receipts from sale of the residential units in the three projects totals $598 million.

The Company acquired, through a subsidiary registered in New York, an office building having an area measuring roughly 70,000 sq.m., which is located in the Wall St. area of Manhattan. The scope of the transaction is $170 million. The building is fully leased out, however, the Company intends to convert the building into luxury residential units upon expiration of the lease contracts, in about another two years.

Toronto

As at the publication date of the financial statements, the Company has completed construction of the Mod Village in Toronto, which includes 103 residential units held for rent, of which 65 have already been rented.

An additional project, Victoria Square, which includes 232 residential units held for rent, is in the advanced stages of construction. The said construction is expected to be completed in July 2005.

Miami

The Company acquired, through a subsidiary registered in Florida, land for construction in Miami, having a total value of $103 million. The land is intended for development for residential units, commercial space, office buildings and parking areas. As at the date of the financial statements four projects are in the advanced stages of planning for construction of residential units, a hotel and commercial space. The first project, Marquiz, is a 61-story building having 234 residential units and a hotel with 48 rooms. Marketing of these residential units is expected to begin in February 2005.

Los Vegas

The Company, through a subsidiary, entered into a series of agreements for acquisition of areas in Las Vega, located on Las Vega Blvd., together with other partners (including a company owned by Mr. Lev Leviev, the Company's controlling shareholder) for an aggregate cost of $160 million. The share of the Company and of Mr. Lev Leviev in the transaction is expected to be 13.75% each. The building rights in these areas total approximately 300,000 sq. m. The framework of the transaction and Mr. Lev Leviev's participation therein were approved by the Audit Committee and the Company's Board of Directors on November 26, 2004, and it also requires approval of the Company's General Meeting.

D. Activities of Africa Israel in Russia

Through a subsidiary, Africa Israel is presently involved in 10 real estate projects, where about 75% of the areas are designated for residential purposes and the balance is for commercial space and office buildings.

Among other things, the Company is initiating construction of a shopping mall in the center of Moscow, a residential neighborhood and office buildings in the City center.

The total project areas being developed by the Company come to approximately 300,000 sq.m.

During the period of the report, the Company acquired a lot, which is intended for construction of an office building, on an area measuring 14 dunams, and a lot on an area measuring 15 dunams, which is intended for construction of residential units.

During the period of the report, marketing with respect to the first office building was commenced, the construction of which is expected to be completed in the fourth quarter of the year.

E. **Serbia**

A subsidiary of the Company has begun construction of an office building park project in Belgrad, Serbia. The project is to include up to 50,000 thousand sq.m. of offices, commercial space and logistical areas. The site is located adjacent to a national and urban highway network. In the first stage, two buildings are expected to be built on an aggregate area of 18,000 sq.m. The total investment at this stage is anticipated to come to NIS 150 million and completion thereof is expected by the end of 2005.

F. **Realization of Real Estate Rights**

In 2003, a subsidiary in which the Company holds 80% of the equity and voting rights, sold its rights in a real estate property located overseas. The consideration for the transaction was derived based on the total building rights in the property sold. Based on the building rights as they presently stand, the consideration amounted to NIS 104 million. The gain net of taxes and minority interest totaled NIS 41 million, as at December 31, 2003. In the second quarter, due to an increase of the building rights in the project, the subsidiary recognized additional gain, in the amount of NIS 34 million, net of taxes and minority interest.

Real Estate Development in Israel

The Company, as one of the largest and leading companies in the area of initiation, development and construction of residential properties, continued in the period of the report to develop and construct residential neighborhoods throughout Israel.

In the first three quarters of 2004, the Company entered into five new transactions, as follows:

1. Bait Mapi complex in Jerusalem – a combination transaction for construction of approximately 200 residential units in the Bait Mapi complex in Jerusalem. The transaction has not yet entered into effect due conditions precedent.
2. Rishon Lezion – a combination transaction together with the Azorim Company for construction of approximately 600 residential units in Rishon Lezion.
3. Tamarim Towers in Ramat Gan – a combination transaction together with the BST Company for construction of approximately 140 residential units in Ramat Gan.
4. Rehovot – a combination transaction for construction of approximately 90 land-attached residential units.
5. Ganei Tikva – acquisition of 19 dunams of land for purposes of constructing 190 residential units. The land is zoned for agriculture and the Company is making efforts to have the zoning changed to residential.

On September 30, 2004, 870 residential units were under construction at all the Company's sites (including projects being constructed jointly), compared with 814 units as at December 31, 2003. During the period of the report, the Company sold 372 units, compared with 387 units in all of 2003.

2.1.2 **Rental Property**

As at September 30, 2004, the Company's rental properties reached approximately 242,050 sq.m., broken down as follows: 116,254 sq.m. of industrial buildings in Israel (48%), 32,262 sq.m. of office space in Israel (13%), 30,676 sq.m. of commercial space in Israel (13%) and 62,858 sq.m. of office and commercial space abroad (26%). As at the signing date of the financial statements the total occupancy rate was about 95%.

Set forth below is the distribution of the Company's revenues during the period of the report:

	Average Area Leased	Revenues
	Sq.M.	NIS '000
Industrial buildings	101,790	40,555
Commercial centers	30,305	66,563
Offices	30,129	20,461
Archives and fitness club	–	7,651
Foreign locations	53,667	49,572
Total	**215,891**	**184,802**

As at September 30, 2004, the following construction projects were underway:

- Stage C in the Business Park project in Rehovot, on an area measuring approximately 12,000 sq.m. The Company's share in the project is 45%. Construction of the project was completed during the period of the report.

- Half Jubilee Ltd. (in which the Company's interest is 50%), is constructing an office building on an area measuring 75 thousand sq.m., plus commercial space and a parking garage in Tel-Aviv.

  The lower office floors, on an area measuring 46 thousand sq.m., are rented to the Government of Israel for a period of 20 years.

  The Government has an option to purchase the offices, in whole or in part, beginning with the fifth year of the lease.

  Subsequent to the balance sheet date, construction of the office floors, which are intended to be used for the Government's offices, was completed and the process of delivery was started.

  Construction of the upper office floors has not yet been completed, and is expected to be finished during 2005.

  The total investment in the project is expected to amount to NIS 720 million.

- Half Jubilee Ltd. commenced construction of student dormitories having a total of 1,500 beds in several buildings on the Mt. Zofim campus in Jerusalem. Pursuant to the agreement with Hebrew University, Half Jubilee is responsible for the planning, construction, operation and management of the project on land to be leased from the University for a period of 25 years. At the end of the lease period, the project will be delivered to the University for no consideration.

  The University has committed to certain minimum occupancy rates, and in the absence of the occupancy rates, the University has undertaken to pay a minimum rental.

  The investment in the project is estimated at NIS 220 million, of which the University will invest about NIS 81 million. The construction is expected to be completed in 2009.

  The University has the right to prematurely end the lease beginning from the end of the fifth year of the project, at the dates provided, in consideration of an amount of compensation based on a formula provided in the agreement.

2.1.3 Anglo-Saxon

The Company holds a 51% interest in the company which holds the concession for and manages the Anglo-Saxon network – the largest real estate agency network in Israel, which currently operates about 50 franchise offices, from Naharia in the north to Eilat in the south. The Network's activities are carried out by granting franchises to operate the offices.

The Network intends to make efforts in the near future to expand its activities by recruiting new concessionaires and opening new offices.

2.2 Construction and Contracting

The contracting subsidiary, Danya Cebus Ltd. (hereinafter – "Danya Cebus"), a public company whose securities are traded on the Tel-Aviv Stock Exchange, constructs most of the residential projects and rental properties initiated by the Africa Israel Group. The Company holds 77.1% of the shares of Danya Cebus.

The scope of Danya Cebus' activities in the first three quarters of 2004 came to NIS 925.5 million, about the same as in the corresponding period of last year.

As at September 30, 2004, Danya Cebus had in various stages of construction 2,640 residential units and 74 thousand sq.m. of office, commercial and industrial building space.

During the months January through September 2004, Danya Cebus commenced construction of 1,085 residential units and completed construction of 707 residential units.

The breakdown of Danya Cebus' customers is as follows:
- Outside customers – 63%.
- Companies and transactions in which Africa is a partner – 35%.
- Companies controlled by Africa – 2%.

In the first three quarters of 2004, Danya Cebus accepted orders for construction projects in the overall amount of NIS 461 million. Execution of some of these projects is subject to conditions which have not yet been completely fulfilled. As at September 30, 2004, Danya Cebus' orders' backlog was NIS 1.2 billion, compared with NIS 1.3 billion as at December 31, 2003.

Danya Cebus is a 33.3% partner in the partnership Derech Eretz Construction Joint Venture (hereinafter – "Derech Eretz CJV") along with two other companies. This partnership and the partners therein were awarded the contract for construction of the main section of the Cross Israel Highway, from Derech Eretz Highways (1997) Ltd., which is held by Africa Israel and two other companies, at the rate of 33% each. The scope of the project is estimated at NIS 3.6 billion. The agreement for execution of the highway was signed at the end of October 1999. (Regarding the Cross Israel Highway, see also Section 2.7 below).

A construction agreement was signed between Danya Cebus and Derech Eretz CJV pursuant to which Danya Cebus received part of the construction work for the aforementioned highway. At the end of the period of the report, the project reached 99% completion and the share of Danya Cebus in the project's costs amounted to NIS 1.5 billion, in the trade receivables category amounted to NIS 19.3 million and in the long-term receivables category amounted to NIS 18 million.

On May 13, 2004, an agreement was signed between the Government of Israel (hereinafter – "the State") and Cross Israel Highway Ltd. (hereinafter – "the Appointed Authority"), on the one side, and the Concessionaire, on the other side, for purposes of settling all the claims of the Concessionaire and/or any party on its behalf, on the one side, and to discharge all claims of the Government and/or the Appointed Authority and/or any party on their behalf, on the other side, except for certain matters defined in the agreement, and in connection with issuance of a completion certificate, as defined in the Concession Contract. The agreement was made with the knowledge and consent of the partnership and

it undertook to act in accordance therewith.

In the framework of the agreement, Derech Eretz CJV is to receive the amount of NIS 107.7 million. The partnership undertook to complete certain work by the date stipulated in the agreement and to pay the Concessionaire the amount the State will be required to pay the Concessionaire pursuant to the State's guarantee for payment assurance, in respect of the period from April 28, 2004 up to and including June 30, 2004, up to an aggregate amount of NIS 15 million. The amount the partnership paid the Concessionaire in respect of the said liability is NIS 9.4 million.

Pursuant to the Concession Contract signed between the Government and the Concessionaire, the Concessionaire is required to execute expansion work, as defined in the Concession Contract upon the existence of certain expansion milestones, as stipulated in the Concession Contract (hereinafter – "the Expansion Work"). There is agreement between the partnership and the Concessionaire, which rises to the level of a contract, regarding execution of a certain part of the Expansion Work by the partnership for the Concessionaire during the Highway's construction period. On November 21, 2004, the Concessionaire and the partnership signed a written agreement (hereinafter – "the Written Agreement") in the framework of which, among other things, the parties agreed on the entitlement of the partnership to receive a payment in the future equal to the cost of the Expansion Work it executed during the Highway's construction period (linked to the Consumer Price Index) subject to the existence of a number of cumulative conditions detailed in the Written Agreement.

As a result of that stated above, Danya Cebus recorded in its books in the current quarter a long-term receivable in the amount of NIS 18 million, equal to the present value (based on a discount rate of 5.5%) of the payments expected to be received in respect of the Expansion Work executed by the partnership as stated above. In the partnership's estimation, based on the documents it has received, receipt of the payments is probable, in installments, in the years 2007 up to 2010.

Danya Cebus employs thousands of Israelis, foreign workers and persons from Judea, Samaria and the Gaza Strip, which it employs based on its needs and on whose employment it is dependent. Employment of foreign workers is subject to the obtaining of a permit from the Government Employment Service and fulfillment of conditions provided by the government. As part of these conditions, in December 2002, the Government decided to impose a charge for every foreign worker employed via a permit, and thereafter it began imposing tax on the employment of foreign workers. In addition, the Government gave notice of its intention to increase the rates of the charges and taxes on the employment of foreign workers in the future. These factors materially increase the cost to Danya Cebus of employing the foreign workers. Pursuant to the Government's policy to reduce the number of foreign workers, the Ministry of Labor and the Immigration Police have commenced harsh enforcement measures, in the framework of which, among other things, on May 28, 2003, charges were filed against a subsidiary, Danya Cebus' CEO (in his position as CEO of the subsidiary) and an employee of Danya Cebus, wherein they were charged with violations involving the illegal employment of foreign workers as well as other offenses pertaining to the employment conditions of the workers, offenses under Sections 2 and 5 of the Foreign Workers Law (Prohibition Against Illegal Employment and Assurance of Fair Conditions), 1991.

Employment of foreign workers without a permit could trigger stiff criminal sanctions, including fines amounting to thousands of shekels for each day a foreign worker is employed without a permit, cancellation of permits already given for employment of foreign workers, and the taking of measures against the registration of the contractor in the Contractors' Registry.

The Government continued its policy of cutting back the number of foreign workers employed in Israel and to increase as stated the cost of their employment by employers in the construction industry. In 2004, permits for employment of 20,000 workers were issued, compared with 30,000 in each of the years 2002 and 2003. During the year, Danya Cebus received an allocation of permits for employment of foreign workers for 2004, which is significantly less than the number it requested based on its needs. In addition, Danya Cebus has not yet received a credit for "deserters" (foreign workers who left their legal employers) in the amount it requested in order to realize a portion of the permits it was issued for bringing in new workers. Therefore, Danya Cebus filed an administrative petition in an attempt to force the Population Manager to credit it for all the "deserters" registered in its name. On May 26, 2003, a judgment was handed down in respect of all of those petitions, in the framework of which the Court transferred the decision on this matter to the Minister of the Interior, while recommending to the Minister to adopt the petitioners' approach.

In addition, with the consent of the respondents, an interim order was issued pursuant to which, the petitioners, including Danya Cebus, are permitted to employ a number of foreign workers which is equal to the quota of permits they were issued, while ignoring the number of the "deserters" registered in their names, this being based on certain conditions determined between the parties. On June 16, 2004, the Ministry of the Interior notified that the Minister of the Interior reached a decision regarding a "credit for deserters policy" pursuant to which the Ministry of the Interior will credit the employers for a portion of the "deserters" registered in their names. Under these circumstances, pursuant to the court decision, the interim orders granted, as stated above, were cancelled.

Despite that stated above, due to the Israeli Government's "closed skies" policy, Danya Cebus is not able to fully utilize the quota of permits it was issued.

Under these circumstances, on July 24, 2003, Danya Cebus filed a petition with the Supreme Court, sitting as the High Court of Justice, requesting that the Government of Israel and the Minister of the Interior be required to allow it to bring foreign workers to Israel, so that it will be able to fully utilize the quota of permits it was issued for employment of foreign workers.

On May 17, 2004, a decision was handed down with respect to the petition, in the framework of which the Supreme Court held that the petition must be accepted in the sense that if it is, in fact, found that Danya Cebus is unable, with reasonable effort, to recruit the number of employees it needs from among the foreign workers already present in Israel, the authorities must allow it to bring in workers from outside of Israel, unless the authorities find a sufficiently persuasive reason to cancel the permits already granted to Danya Cebus. Under these circumstances, on May 30, 2004, Danya Cebus requested that the Supervisor of the Population Administration comply with the court decision and to allow it to bring in foreign workers from overseas. On July 7, 2004, the Ministry of the Interior rejected Danya Cebus' request, while noting that Danya Cebus must recruit the number of employees it is short from the pool of workers present in Israel.

The shortage of foreign workers in the industry, along with the other matters described above, has resulted in, among other things, a significant increase in the employment cost of these workers (whose compensation is also affected by fluctuations in the dollar exchange rate) and an adverse effect on execution of the projects. In light of this and as stated above, the foreign workers matter has a material adverse effect on Danya Cebus' activities.

In light of a memorandum of understanding signed on April 21, 2004, wherein a subsidiary of Danya Cebus entered into a transaction for acquisition of holdings in a Czech Republic company which is engaged in, among other things, the area of construction, on July 15, 2004 a notification was given to the subsidiary on behalf of the other parties to the memorandum of understanding, of exercise of their right under the memorandum of understanding to refrain from signing the final transaction documents, subject to payment of the compensation agreed to, which was determined to be €250,000. Accordingly, the transaction which is the subject of the memorandum of understanding will not be executed.

In January 2004, the Board of Directors of Danya Cebus approved distribution of a cash dividend in the amount of NIS 110 million, which was paid in February 2004.

On November 8, 2004, Danya Cebus signed a memorandum of understanding with the shareholders of Summit Companies of Jacksonville Inc. a company registered in Florida and which is engaged primarily in the area of residential construction (hereinafter – "the Florida Company") for execution of a transaction the main thrust of which is acquisition by a wholly-owned subsidiary of Danya Cebus, of 100% of the share capital of the Florida Company (on a fully-diluted basis) from the two shareholders of the Florida Company. The base consideration that is to be paid at the time of the closing of the transaction is US$20 million. In addition, the shareholders of the Florida Company will be entitled to one-third of the net income each year for a period of 3 fiscal years after the closing of the transaction up to the amount of US$5 million.

Pursuant to the memorandum of understanding completion of the aforementioned transaction is subject to a number of conditions, including, execution of due diligence examinations of the Florida Company by Danya Cebus, the signing of detailed employment agreements with the shareholders of the Florida Company including their employment as officers, verification of the representations received, approvals by the bodies authorized by the parties and obtaining of the approvals required by law, if any. It was also provided that the due diligence examinations and the signing of the detailed employment agreements shall be completed (if completed) within four months of the signing date of the memorandum of understanding and the closing of the transaction is expected to take place on February 28, 2005.

In addition, it was agreed that each of the parties is permitted to refrain from signing the detailed employment agreements for whatever reason (that is, even for reasons not related to the conditions described above), subject to payment of liquidated damages in the circumstances spelled out in the memorandum of understanding.

Based on the data provided by the Florida Company and its shareholders, the Florida Company's total revenues in 2003 amounted to US$256 million.

During the period of the report, a subsidiary of the Company sold shares of Danya Cebus. The net gain recorded on the sale amounted to NIS 11.3 million.

2.3 Hotels and Leisure

The subsidiary Africa Israel Hotels Ltd. (hereinafter – "Hotels" or the "Subsidiary") is a public company the securities of which are traded on the Tel-Aviv Stock Exchange. The Company holds an 88% interest in the Subsidiary.

Hotels is engaged in the operation and management of hotels, operation of the Tiberias Hot Springs Spa and running of a hotels school. In addition, Hotels is a partner with others in the construction of a tourist attractions project in Eilat with a total investment of approximately $26 million and is also engaged in the construction of a hotel – sanatorium in the City of Kislovodsky in Russia having a budget of $27 million.

In the third quarter of 2004, the Chain's hotels recorded an average occupancy rate of 63.8%, compared with the national average o 56%. In the first nine months of the year, the average occupancy rate in the Chain's hotels was 55.1%, compared with the national average of 47.5%.

Hotels finished the third quarter of 2004 with operating income before depreciation and financing expenses, of NIS 12.2 million, compared with income of NIS 12.4 million in the corresponding period last year. Hotels finished the third quarter of 2004 with net income of NIS 3.6 million compared with a loss of NIS 24 million last year. In the first nine months of 2004, Hotels recorded operating income before depreciation and financing expenses of NIS 23.1 million compared with income of NIS 9.7 million in the corresponding period last year.

On May 6, 2004, Hotels made a private issuance to institutional investors of non-marketable debentures, Series C. The total scope of the issuance amounted to NIS 87 million. The investors were given an option, for no consideration, pursuant to which they will be able to acquire an additional amount of debentures in the ratio of two-thirds of the number of debentures they already purchased, within three months of the issuance date, in exchange for a payment of NIS 1 linked to the CPI for each debenture of NIS 1 par value.

On May 11, 2004, institutional investors exercised their right to acquire additional debentures, constituting NIS 83 million par value of debentures, in such a manner that Hotels issued additional debentures in the amount of NIS 55.33 million.

If the debenture holders that have not yet exercised the options they hold decide to exercise this right, Hotels will be expected to issue additional debentures in the amount of NIS 3 million.

The debentures are for a ten-year period, with equal quarterly principal repayments over the life of the debentures, plus interest at the rate of 5.8% on the unpaid balance. The principal and the interest are linked to the CPI "known" on the issuance date.

The debentures are secured by a fixed, first priority lien on Hotels' rights in the real estate on which the Crowne Plaza, Tel-Aviv, is situated and a guarantee of the Company.

Hotels intends to use the proceeds of the issuance for purposes of business expansion and development. Since at this point a concrete business plan for designation of the proceeds of the issuance has not yet been formulated, and in order to preserve maximum financing flexibility, Hotels entered into an agreement with the Company pursuant to which the monies will be deposited with the Company in a CPI-linked deposit bearing interest at the rate of 5.95% up to the end of the period of the debentures. In any event, Hotels will be able, subject to the Company's consent, to request the proceeds of the issuance, in whole or in part, by means of provision of a written notice, delivered at least 7 business days prior to the requested repayment.

This agreement was approved on August 18, 2004, by Hotels' Audit Committee and by its Board of Directors, and thereafter it was approved a second time on October 12, 2004. The agreement was also approved by the General Meeting on November 10, 2004.

Subsequent to the balance sheet date, Hotels commenced negotiations for acquisition of 50% of the shares of Pride Dead Sea Ltd., the owner of the Dead Sea Golden Tulip Hotel, and receipt of management of the Hotel by virtue of a management agreement to be signed between Pride Dead Sea Ltd. and Hotels for a period of 10 years.

2.4 Industry, Energy and Trade

2.4.1 Packer Plada – Negev Ceramics

The Africa Israel Group owns 34% of the share capital of Packer Plada Ltd. (hereinafter – "Packer Plada") – a public company whose shares are traded on the Tel-Aviv Stock Exchange. Packer Plada is active in the steel sector (70% of its operations), as well as in the ceramics sector through its 70% interest in the share capital of Negev Ceramics (hereinafter – "Negev"), which is also traded on the Tel-Aviv Stock Exchange.

The net income of Packer Plada in the first three quarters of 2004, amounted to NIS 23.3 million, compared with NIS 14.5 million in the corresponding period last year, and compared with NIS 23 million for all of 2003. Packer Plada finished the third quarter of the year with income of NIS 7.7 million, compared with NIS 4.6 million in the corresponding period last year.

The net income of Negev in the first three quarters of 2004, amounted to NIS 7.2 million, compared with NIS 4.3 million in the corresponding period last year.

The operating results in the steel sector in the third quarter of 2004 were affected, mainly, by a sharp increase in steel prices which took place during the past year. In addition, the results were affected by rearrangement of the subsidiaries due to the merger of Packer Plada's steel companies with YDPZ.

Negev Ceramics' operating results in the first three quarters of 2004 stem mainly from a 10% increase in total sales over the corresponding period in 2003.

2.4.2 The Alon Oil Company

The Alon Israel Oil Company (hereinafter – "Alon"), 26.15% of the shares of which are held by Africa Israel, is an international oil company operating in the energy industry in Israel through Alon and Dor Energy (1988) Ltd. (hereinafter – "Dor Energy"), in which Alon holds 100%, and Dorgas, a subsidiary owned and controlled by Dor Energy. Alon operates in the U.S. through a group of companies – "Alon USA". Alon's principal operations in Israel are: establishment and operation of public filling stations, construction of commercial centers adjacent to the filling stations, operation of internal filling stations in Kibbutzim and Moshavim, sale of refined oil products, and operation of convenience stores in Israel through the "Super Alonit" chain.

The activities of Alon in the United States commenced in August 2000, upon execution of a transaction for acquisition of certain assets and activities of FINA Oil and Chemical Company, which included, among others, a refinery for petroleum and related products, terminals for storage and issuance of fuel products, pipelines for transporting crude oil and/or fuel products, distribution contracts with about 1,700 filling stations in the U.S. which constitute FINA's filling station network and which bear the "FINA" trade name, and FINA's holdings in a subsidiary (100%), which holds the Seven–11 franchise in part of the United States (hereinafter – "S.C.S."), which owns 173 filling stations out of the above-mentioned stations.

In June 2003, Alon together with a third party through Bronfman Alon Ltd. (in which Alon holds a 50% interest) (hereinafter – "the Partner"), acquired 78.1% of the shares of The Blue Square (Israel) Ltd. (hereinafter – "The Blue Square"). The cost of the investment amounted to NIS 1,368 million.

Alon's net earnings for the first nine months of the year totaled NIS 120.2 million (without the food division NIS 122.4 million), compared with NIS 60.1 million in the same period last year.

2.4.3 Industry

As at the date of the report, the Company holds Gottex Models Ltd. (hereinafter – "Gottex") and Christina through a holding company, in which it has a 50% capital and voting interest, while the balance of the interest in the aforesaid holding company is held by Canadian partners, who are parties active in the fashion and textile area in North America (hereinafter – "the Canadian Partners").

In February 2003, a transaction was completed pursuant to which Gottex, through Gottex Trademarks – Registered Partnership (hereinafter – "Gottex Trademarks"), acquired the activities of "Zara" and "Pull and Bear" in Israel, from Hamashbir Lezorchan Israel Ltd. Group, for an aggregate price of NIS 51 million.

On September 15, 2003, an agreement was signed between Gottex and the Receiver of Klil Yofi Model Ltd. and Gidon Uberzon Beachwear Ltd. (hereinafter – "the Receiver"), pursuant to which Gottex will purchase from the Receiver inventory, fixed assets, trademarks, goodwill and other assets, for a consideration of U.S.$1,300 thousand plus 4% of sales of bathing suits and beachwear bearing the trademarks purchased or which are designed or which will be designed by Mr. Gidon Uberzon, for a period of 5 years from the closing date of the transaction.

Gottex and Mr. Gidon Uberzon signed an agreement pursuant to which Mr. Uberzon will be the exclusive provider of design and planning services, consulting with respect to manufacturing and marketing matters, assistance in promotion of sales and advertising of products and provision of management services to the design department. In exchange, Gottex is to pay to Mr. Uberzon amounts at a certain rate of the total sales.

The revenues and expenses of Gottex and Christina are affected by a seasonal factor.

During the past two years, the Canadian dollar has strengthened by 25% vis-à-vis the U.S. dollar. Since the U.S. market constitutes the primary market for Christina's products, the company sustained losses that required changes in the manufacturing set-up. The Company's share in Christina's losses, which derived from the strengthening of the Canadian dollar and the changes made, amounted to NIS 16 million.

Since November 2001, the Company, holds 50.1% of the shares of Africa Israel Communications Ltd., which holds through a holding company, 50% of Tadiran Telecom Business Systems Ltd. (hereinafter – "Tadiran Telecom") This company is engaged in development, manufacture, marketing, and provision of services to business telephone systems in and outside of Israel, mainly, business telephone systems marketed under the trade name "Coral".

In the first three quarters of 2004, the operating loss from industry amounted to NIS 6.8 million, compared with operating earnings of NIS 3 million in the corresponding period in the prior year and compared with operating earnings of NIS 1.6 million in all of 2003.

During the period of the report, Tadiran Telecom issued 2,000 ordinary shares of NIS 1 par value to a third party, which constitute about 14% of Tadiran Telecom's share capital, for a consideration of $2 million, and also granted, for no consideration, an option to acquire an additional 4,000 ordinary shares of Tadiran Telecom for an additional consideration of $4 million, if it is exercised up to March 31, 2005, and for an additional consideration of $5 million, if it is exercised in the period between March 31, 2005 and September 30, 2005, pursuant to the conditions detailed in the agreement.

The net gain recorded in the company's books as a result of the aforementioned issuance, amounted to NIS 2.6 million, after the share of the minority interest.

Subsequent to the balance sheet date, Tadiran Telecom completed an undertaking in an agreement for sale of it activities in the area of maintenance services, the service, marketing and sale of products in Israel and in the Palestinian territories, except for certain products detailed in the agreement.

The consideration for the transaction was fixed at $6.7 million, subject to adjustments. In addition, Tadiran Telecom will be given an option to purchase shares of the acquiring company constituting 10% of its total share capital.

As a result of the above-mentioned transaction, Tadiran Telecom is expected to record a net gain in its financial statements in the amount of NIS 39 million (the Company's share in the expected gain is NIS 10 million).

2.5 Investments in High-Tech

The Company's liability to invest in the Jerusalem Global Funds declined by $2.9 million, based on a decision of the Funds' management, and such liability now stands at $4.6 million. The balance of the Company's liability to the Fund is $1.1 million as $3.5 million has already been invested.

The Company signed a commitment to invest $1 million in a new venture capital fund called L-Capital. The balance of the commitment to invest in the fund stands at $930 thousand.

2.6 Investments in Communications

2.6.1 Mapal Communications Ltd.

The Company holds a 20% interest in Mapal Communications Ltd., which operates in the communications area.

2.6.2 Russian Language Television Channel

The Company is the owner of 42% of Vash Telecanal Ltd. (hereinafter – "Vash Telecanal"), which owns the right to broadcast a television channel, in the Russian language. Due to the economic and security situation, the advertising market has significantly reduced its budgets. Vash Telecanal showed a loss of NIS 25.4 million in the first three quarters of 2004 and a loss of NIS 59.2 million in 2003. The Company has guaranteed to the banks, 84.25% of Vash Telecanal's liabilities. In April 2004, the transaction signed in November 2003 with Memorand Management (1998) Ltd. (a company controlled by the controlling interest in the Company, Mr. Lev Leviev) was completed, for sale of half of the Company's holdings in Vash Telecanal, that is, 4,212 shares of NIS 1 par value each of Vash Telecanal, constituting approximately 42% of Vash Telecanal's issued share capital plus half of the Company's rights and obligations in respect of Vash Telecanal as at October 1, 2003, as detailed in the Immediate Report published by the Company on December 7, 2003.

2.7 The Cross Israel Highway

The Company is a 33.3% shareholder in Derech Eretz Highways (1997) Ltd. (hereinafter – "Derech Eretz"), which signed a concession contract with the Government of Israel for construction and operation of a highway having a length of 86 kilometers. The concession is for a 30-year period, which commenced on July 19, 1999, and upon expiration of such period the Highway is to be delivered to the State. The total investment (including interest) is estimated at NIS $3.6 billion and the planning and construction work is being carried out by Derech Eretz Construction Joint Venture (C.J.V.). A subsidiary of the Company, Danya Cebus Ltd., holds a 33.3% interest in this partnership.

On May 13, 2004, an agreement was signed between the Government of Israel (hereinafter – "the State") and Cross Israel Highway Ltd. (hereinafter – "the Appointed Authority"), on the one side, and Derech Eretz, on the other side, for purposes of settling all the claims of Derech Eretz and/or a party on its behalf, from the first side, and to cancel all the claims of the State and/or the Appointed Authority and/or a party on their behalf, from the third side, except for certain matters defined in the agreement, and in connection with issuance of completion certificate, as defined in the Concession Contract. The agreement was made with the knowledge and consent of Derech Eretz CJV and it undertook to act in accordance with the agreement.

Concurrently, upon notification by the Derech Eretz of performance of substantial completion of the toll road, the various structures and the accompanying facilities, the Appointed Authority issued a completion certificate and approval to operate the entire toll road, with effect from April 28, 2004. Commencing on this date, the income stabilization mechanisms entered into effect. Derech Eretz committed to the State to complete, by July 28, 2004, work which is detailed in an appendix to the Contract (gardening and landscaping work is to be completed by December 31, 2004). As at the signing date of the financial statements, the Concessionaire presented a certificate of substantial performance that was approved by the lenders' technical consultant. In the framework of the above-mentioned agreement, CJV paid NIS 9 million, which constitutes the amount the State was required to pay Derech Eretz pursuant to the income stabilization mechanisms for guarantee of the payment in respect of the period from April 28, 2004 up to and including June 30, 2004.

On June 1, 2004, Derech Eretz submitted a request to the Minister of Finance to change the structure of the share holdings in Derech Eretz as well as the means of control in the company, as follows:

Name of Shareholder	Rate of Holdings in Share Capital %	Rate of Holdings in Subordinated Debt %
Africa Israel Investments Ltd.	37.5	37.5
Shikun U'vinuy Holdings Ltd.	37.5	37.5
Canadian Highways Investment Corporation	25.0	–
Chic Singapore Holding Pte Ltd.	–	25.0

Within 45 days from the date on which the Minister of Finance approves the request, the shareholders will change the division of the holdings in the share capital of Derech Eretz as well as the means of control therein, as required by the agreement.

On August 24, 2004, the Minister of Finance's approval of the request was received. As at the signing date of the financial statements, the change in the holdings of the share capital of Derech Eretz had not yet been completed.

During 2004 all sections of the 86-kilometer highway were opened between the Irone interchange and the Shoreq interchange.

Pursuant to that stated in the financing agreements, on April 28, 2004, the amount of NIS 11.2 million was invested in shares by the shareholders of Derech Eretz and the amount of NIS 550.4 million was invested in subordinated loans, linked to the Consumer Price Index, bearing annual interest of 8% and regarding which repayment dates have not yet been determined. Out of the above amount, amounts totaling NIS 27 million that were received from the shareholders in excess of their contractual investment commitment are presented in the "current liabilities" category.

As mentioned in Note 1C of the annual financial statements, at the time of the Financial Close, pursuant to the provisions of the Concession Contract, an agreement was signed between the State, Derech Eretz and the shareholders of Derech Eretz, according to which Derech Eretz granted the State, for no consideration, 49 options for profit participating certificates (hereinafter – "the Options"), which convey to their holders the right to acquire certificates for participation in 49% of every dividend distribution of Derech Eretz and certificates for participation in 49% of principal and interest repayments in respect of the subordinated debt. The exercise period of the Options is beginning from the year after completion of the construction and up to the end of the Concession period. The exercise price of the Options is NIS 147 million, linked to the Consumer Price Index of April 1996 and bearing annual interest of 8%, beginning July 19, 2002.

As a result of the provision of long-term subordinated debt by the shareholders, on April 28, 2004, in the total amount of NIS 523.3 million, and since exercise of the Options is expected, Derech Eretz recorded on the same date a liability to the State in the amount of NIS 502.8 million, which constitutes the total amount of the commitment to the State in respect of its entitlement to receive 49% of the principal and interest in respect of the subordinated debt, as against the financial asset. The amount the State will be required to pay if it exercises the Options bears annual interest at the rate of 8%, as mentioned above, whereas the difference between the amount that will be invested by the State and the total amount of the liability is an additional cost that Derech Eretz will be required to bear, as part of the agreements signed in the Financial Close, and it bears annual interest according to the rate of return determined for the financial asset (9%).

The aforesaid liability to the State is linked to the Consumer Price Index, bears annual interest at the rate of 8% and as yet has no fixed date of repayment (the same as the subordinated loans of the shareholders).

On April 28, 2004, Derech Eretz received a completion certificate and approval to operate the Highway in its entirety (substantial completion), and the income stabilization mechanisms went into effect. Until that date, since the partial opening of the Highway did not constitute the full planned use of the project, Derech Eretz charged all of the net costs to the cost of the project (less amounts charged to the customers for use of the Highway) and beginning from this date Derech Eretz recognizes its operating results in the statement of operations, as described below.

Accounting Estimates in the Financial Statements of Derech Eretz

Pursuant to the Concession Contract, Derech Eretz has the right to construct and operate Highway 6 as a transportation project, the first of its type in Israel, under the PPP – Private Public Partnership (hereinafter – "the Project") method, for a 30-year period (commencing from 1999), of which 4.5 years represents the construction period. The contract is between the State and a private entrepreneur in connection with an asset which has national importance.

Most of the expected proceeds from the Project (more than 80%) derive from the toll fee – to be paid for use of the Highway, based on the number of sections and in accordance with the type of vehicle.

The contract contains a commitment on the part of the State to ensure the receipts, which is based on the State's forecast of the number of motor vehicles that will use the Highway which constituted the basis for the Financial Close, which is reflected in a number of mechanisms (hereinafter – "the Income Stabilizing Mechanisms") as follows:

If the actual number of motor vehicles that use the Highway is lower than the State's Forecast, the State shall pay to the concessionaire approximately 72% of the difference.

If the actual number of motor vehicles that use the Highway is higher than the State's Forecast, the concessionaire shall pay to the State approximately 51% of the difference.

The toll fees shall be updated every three years according to the number of motor vehicles that use the Highway.

In addition, Derech Eretz has income from services including, mainly, commissions that constitute consideration for decoding customer videos and fines imposed on late payments of amounts due.

The costs of constructing the Project are treated in the financial statements of Derech Eretz as a financial asset, in accordance with a proposed standard regarding arrangements for construction and operation of public property by the private sector. The financial asset represents a debt of the public sector bearing financing income while using a specific rate of return and which is paid over the life of the concession out of proceeds from the property. The additional balance of the proceeds (after deduction of those relating to repayment of the financial asset), are recorded as operating income (see Note 2G to the financial statements).

Further to the Company's request to the Securities Authority, on August 24, 2004, the Securities Authority approved the accounting treatment using this method.

Main Estimates

The accounting treatment for the Project is based on three main estimates:

1. A forecast of the traffic for all the years of operation (about 25 years).
2. The rate of return on the financial asset.
3. A forecast of the operating expenses.

Traffic Forecast

At the end of 2003, Derech Eretz updated its original traffic forecast (which it prepared in 1999 for purposes of the Financial Close), which takes into account, among other things, updated traffic and demographic data. The main parameters examined were: the general length of roads and their locations, the number of vehicles and their forecasted growth rate, the number of vehicles per kilometer of roads, up-to-date population growth rates, growth of business and residential centers, and others. For purposes of making the update, Derech Eretz hired the services of an outside consulting company, one of the world's leaders in the area of traffic projections, having extensive experience in the area, including with respect to electronic toll roads. In the framework of the update, the consulting company examined all of the fundamental assumptions which formed the basis for the original estimate, as well as the scope of the actual traffic from the date of the Project was opened for use. The updated projection was prepared, as stated, by the consulting company and was adopted by Derech Eretz.

The forecast of the scope of the traffic affects Derech Eretz's total revenues. The higher the level of traffic the larger Derech Eretz's total revenues. In the same manner, this data also affects the Company's share in the income of affiliated companies.

In light of income stabilization mechanisms detailed above, the sensitivity of the toll revenues to changes in the scope of the traffic (changes in relation to the forecast) is low. The following table illustrates that stated above:

Rate of Change in Traffic in Relation to the Basic Traffic Forecast	Rate of Change Derived from the Toll Revenues
Decrease of 10% over the entire period of operation	Decrease of 1.7%
Decrease of 30% over the entire period of operation	Decrease of 4.9%
Decrease of 50% over the entire period of operation	Decrease of 7.9%
Increase of 10% over the entire period of operation	Increase of 1.6%
Increase of 30% over the entire period of operation	Increase of 4.9%
Increase of 50% over the entire period of operation	Increase of 8.1%

Rate of Return on the Financial Asset

Derech Eretz hired the services of an outside financial consulting company in order that such company would estimate the normative rate of return on the financial asset. This company also advised Derech Eretz in the tender period and, therefore, it has prior familiarity with the Project. Estimation of the rate of return on the asset was performed based on an overall analysis of the Project's risks and an estimate of the appropriate rate of return for activities having such risk characteristics. The rate of return determined for the financial asset is 9% (linked) per year.

In addition to the in-depth analysis of the risks, an indicative comparison was performed to the rates of return and overall risks of a number of infrastructure ventures using the PPP method.

The rate of return on the financial asset has no impact on Derech Eretz's total revenues, since the amount of the cash flows from the rate of return on the financial and the operating asset constitute the total rate of return on the asset.

Forecast of the Operating Expenses

Concurrent with the update of the traffic forecast, Derech Eretz also updated the forecast of the operating expenses. As part of the update, the fundamental assumptions which formed the basis for the prior forecast were examined, including the scope of the traffic and the operating expenses from the date the Project was placed into service. An increase in the operating expenses reduces Derech Eretz's revenues from services, reduces its total revenues and decreases the Company's share in the income of affiliated companies.

A change in the operating expenses does not have a material effect on the overall results of Derech Eretz and of the Company.

The Company believes that the effect of the uncertainty involved with the aforementioned accounting estimates is not material.

In this framework, the Company has included income of NIS 37 million in the "other income" category, which was created as a result of realization and conversion of the highway project from a project in process to a financial asset.

3. Financial Position

Significant balance sheet data is presented below (in NIS millions):

	September 30 2004	December 31 2003
Total assets	9,189	7,312
Shareholders' equity and minority interest	1,880	1,449
Fixed assets	3,576	3,162
Real estate	558	524
Investments in affiliated and other companies	585	338
Cash and cash equivalents	403	335
Other current assets	3,687	2,683
Receipts on account of options and convertible in a subsidiary	197	–
Long-term liabilities	3,184	1,941
Credit from banking institutions and others (including current maturities of long-term liabilities)	2,952	3,018
Other current liabilities	975	903

The total assets of the Company and its subsidiaries as presented in the consolidated balance sheet as at September 30, 2004, amounted to NIS 9,189 million, compared with NIS 7,312 million as at December 31, 2003.

3.1 Construction work-in-progress

Set forth below are details with respect to construction work-in-progress as at September 30, 2004:

A. In Israel

	Group's equity	Work in progress	Contracts signed*	Unsold	Value of contracts
	%		Units		NIS thousands
Kiryat Hasavyonim	100.0	62	33	29	30,478
Savyonei Yam	50.0	125	68	57	38,949
Neve Savyon	33.3	116	87	29	66,612
New Gimel	50.0	31	23	8	28,255
Lev Hasavyonim	50.0	156	78	78	66,480
Givatayim	50.0	107	102	5	149,916
Nezer Sironi	50.0	145	70	75	46,869
Savyonei Netanya	100.0	80	55	25	35,353
Ramat Aviv	50.0	48	21	27	33,364
		870	**537**	**333**	**496,276**

B. Outside of Israel

	Group's equity	Work in progress	Contracts signed*	Unsold	Value of contracts
	%		Units		NIS thousands
The Czech Republic	50.0	138	76	62	54,462
The United States	65.0	436	352	84	1,927,023
		574	**428**	**146**	**1,981,485**

* Includes memorandums of understanding signed.

4. Results of Business Operations

Significant statement of operations' data is presented below (in NIS millions):

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2004	2003	2004	2003	2003
Earnings from construction transactions	327	104	79	35	202
Earnings from property rental and operation of assets, net	110	96	39	35	127
Earnings (loss) from operation of hotels	1	(14)	5	4	(11)
Earnings (loss) from industry	(7)	3	(21)	(7)	2
Loss from communications	(11)	(43)	(2)	(12)	(50)
Other earnings, net	26	31	13	19	37
Earnings from affiliated companies	42	20	12	5	19
Earnings in the framework of completion of the Cross Israel Highway project	37	–	–	–	–
Administrative and general expenses	(28)	(25)	(10)	(8)	(34)
Amortization of deferred and other charges	(6)	(3)	–	–	(5)
Capital expenses	76	9	65	9	9
Operating earnings	**567**	**178**	**180**	**80**	**296**
Financing expenses	(83)	(26)	(26)	(90)	(79)
Taxes on income	(135)	(65)	(30)	10	(75)
Minority interest in earnings of subsidiaries, net	(58)	(1)	(21)	(1)	(21)
Net earnings (loss)	**291**	**86**	**103**	**(1)**	**121**

Earnings from construction transactions (in NIS thousands)

	Revenues	Costs	Gross profit	Gross profit percentage
Central region	179,241	132,127	47,114	26.3%
Northern region	10,072	7,273	2,799	27.8%
Outside of Israel	630,663	386,101	244,562	38.8%
Other	20,443	9,664	10,779	52.7%
	840,419	535,165	305,254	36.3%
Contract and infrastructure	793,319	746,904	46,415	5.9%
Administrative, general and selling	–	24,823	(24,823)	–
Total profits from construction transactions	**1,633,738**	**1,306,892**	**326,846**	**20.0%**

Rental of properties and operation of assets

The Company's revenues from rental of properties and operation of assets amounted to NIS 184.8 million in the first three quarters of 2004, compared with NIS 162.3 million in the corresponding period of last year. The average area of leased premises increased from 197 thousand sq.m. in the first three quarters of 2003 to 216 thousand sq.m. in the period covered by the report.

Operation of hotels

In the first three quarters of 2004, the Company's earnings from operation of hotels amounted to NIS 0.3 million compared with a loss of NIS 13.7 million in the corresponding period of last year. In the third quarter of 2004, income was recorded from the operation of hotels, in the amount of NIS 4.6 million, compared with income of NIS 4.4 million in the corresponding period of last year. The occupancy rate was 55.1% in the period of the report, compared with 49.0% in the comparable period of last year.

Alon Group

The Group's share in the earnings of the Alon Fuel Group (including Alon USA) in the period of the report totaled NIS 31.8 million, compared with NIS 16.4 million in the corresponding period last year.

Packer Plada Group

The Company's equity in the earnings of Packer Plada in the period of the report came to NIS 8 million, compared with earnings of NIS 4.9 million in the corresponding period last year. The earnings also include the activities of Negev Ceramics, which is held by Packer Plada.

Communications

The Company's equity in the losses of Vash Telecanal in the period of the report amounted to NIS 11 million, compared with a loss of NIS 42.8 million in the corresponding period last year, and NIS 49.6 million in all of 2003.

Administrative and general expenses

In the period of the report, the administrative and general expenses totaled NIS 28.3 million, compared with NIS 24.3 million in the corresponding period last year and NIS 34.5 million in all of 2003.

Financing expenses

The Group's financing expenses in the current period amounted to NIS 82.0 million, compared with NIS 25.9 million in the corresponding period of last year, and financing expenses of NIS 78.9 in all of 2003. The increase in financing expenses over the corresponding period last year derives, mainly, from the fact that in the prior year the Company enjoyed financing income as a result of erosion of the foreign-currency loans and inflationary erosion of other loans compared with the current period wherein Accounting Standard No. 12 was initially applied which discontinued the adjustment of financial statements for the changes in the index.

The financing expenses in the third quarter of 2004 amounted to NIS 24.8 million, compared with financing income of NIS 89.7 million in the corresponding period of last year. The decrease in the financing expenses stems from erosion of the foreign-currency loans taken out by the Company and from earnings from derivative financial instruments, this being as opposed to the strengthening of the Japanese yen by 12% in the corresponding period of last year. In addition, the decrease in the financing expenses derives from a decline in the interest rates in the economy in comparison with last year.

Taxes on income

In the current period, the tax expenses totaled NIS 134.7 million (28%) compared with NIS 64.9 million in the corresponding period of last year.

Additional events

A. On February 5, 2004, Africa Israel Properties Ltd., a wholly-owned subsidiary of the Company, issued a series of registered, non-marketable debentures with an aggregate principal par value of NIS 261 million (out of a series of NIS 400 million), to institutional investors, which are scheduled for repayment in the years 2006 through 2013 in 8 equal annual installments, bearing interest at the annual rate of 5.6%, and linked (principal and interest) to the Consumer Price Index of December 2003.

The debentures were given a rating of "AA–" by Maalot The Israeli Securities Rating Company Ltd., subject to the subsidiary complying with certain financial conditions determined in the framework of the rating by Maalot, which was published in the Company's Immediate Report dated January 21, 2004.

B. On January 27, 2004, Africa Israel International Investments (1997) Ltd., a wholly-owned subsidiary of the Company, issued a series of registered, non-marketable debentures with an aggregate principal par value of NIS 44.3 million (out of a series of NIS 45 million), to institutional investors, which are scheduled for repayment in the years 2006 through 2009 in 4 equal annual installments, bearing interest at the annual rate of 5%, repayable semi-annually, and linked (principal and interest) to the representative exchange rate of the U.S. dollar.

C. On July 1, 2004, Africa Israel Finances and Investments (2004) Ltd., a wholly-owned subsidiary of the Company, issued 3 series of registered, non-marketable debentures with an aggregate principal par value of NIS 100 million to institutional investors, which are scheduled for repayment in 1 installment of principal and interest at the end of 12 months from the issuance date. One series of the debentures is of an aggregate principal par value of NIS 23 million, linked to the dollar and bearing interest at the annual rate of 3.6%, the second series is of an aggregate principal par value of NIS 73.5 million, linked to the CPI and bearing interest at the annual rate of 5.1%, and the third series is of an aggregate principal par value of NIS 4.2 million, unlinked and bearing fixed interest at the annual rate of 6.3%. The debentures are secured by a lien on the rights of a subsidiary of the Company to receive profits deriving from the Trebika project in New York (after payment of the mortgage to the financing bank and the project's expenses) and by a guarantee of the Company and of a third party which is partner of the Company in the Trebika project. The debentures were given a rating of "Aa1" by Midrug Ltd.

D. On November 24, 2004, Africa Israel Finances and Investments (Securitization 1) Ltd., a wholly-owned subsidiary of the Company, issued 2 series of registered, non-marketable debentures with an aggregate principal par value of NIS 212 million to institutional investors, which are scheduled for repayment in 1 installment of principal at the end of 18 months and payment of interest every 6 months from the issuance date. One series of the debentures is of an aggregate principal par value of NIS 127.42 million, linked to the CPI and bearing interest at the annual rate of 4.85%, the second series is of an aggregate principal par value of NIS 84.6 million, unlinked and bearing interest at the annual rate of 6.15%. The debentures are secured by a lien on the rights of a subsidiary of the Company to receive profits deriving from the Down Town by Philippe Starck (15 Broad St.) project in New York (after payment of the mortgage to the financing bank and the project's expenses) and by a guarantee of the Company and of a third party which is partner of the Company in the project. The debentures were given a rating of "Aa2" by Midrug Ltd.

E. In their review report on the Company's consolidated financial statements, the auditors call attention to Note 2A of the above-mentioned financial statements, relating to the Company's assessment of the demands made by the sellers of the Diplomat Hotel in Tel-Aviv, presently the Crowne Plaza Tel-Aviv, vis-a-vis the Company, to commence arbitration proceedings regarding the sellers' demand for additional amounts in respect of the purchase transaction, as well as amounts for damages they claim to have suffered.

F. The security events in Judea, Samaria and the Gaza Strip and the severe recession in the economy, have adversely affected the results of operations of some of the Group companies, mainly in the following areas and for the reasons cited:

Contracting and construction industry and related products – a slowdown in activities and a decline in quantities sold, including a drop in the number of apartments sold, and a shortage of workers and raw materials which come from the territories noted above.

Hotels and tourism industry – cancellation of group trips, charters, individual tourists, and domestic travel, as well as a sharp drop in reservations from abroad.

G. On March 26, 2004, the Company's Board of Directors approved the issuance of bonus shares of NIS 0.1 par value each, for no consideration, to all the Company's shareholders on the determination date, at the rate of 900% out of the Company's issued and paid-up share capital, such that every shareholder holding one ordinary share of NIS 0.1 par value each on the determination date will be entitled to receive, for no consideration, 9 shares of NIS 0.1 par value each, as fully paid-up. Issuance of the bonus shares was executed on April 22, 2004.

H. On September 27, 2004, Africa Israel Properties Ltd., a subsidiary (hereinafter – "Africa Properties") issued securities to the public based on a prospectus, as follows:

1) 2,000,000 ordinary registered shares of NIS 1 par value each.

2) 1,000,000 registered options (Series 1) exercisable for 1,000,000 ordinary shares of NIS 1 par value each of Africa Properties, on any trading day, commencing from the date of registration of the options for trading on the stock market and up to December 31, 2007 (inclusive) such that every option (Series 1) may be exercised for one ordinary share of NIS 1 par value against payment of an exercise price of NIS 130 per option, linked to the CPI and subject to adjustments. An option (Series 1) which is not exercised by the end of the exercise period will expire and the holder thereof will have no right whatsoever.

   The Company committed that on December 29, 2005 it will offer to purchase during the course of the trading hours, all of the options (Series 1) at a price of NIS 20 per option linked to the CPI.

3) NIS 150,000,000 registered debentures (Series 1) of Africa Properties, repayable in 4 equal annual installments. The debentures are linked to the CPI and bear interest at the annual rate 4.65% and when paid once a year the debentures are convertible into ordinary shares of NIS 1 par value each of Africa Properties, such that up to September 18, 2006 every NIS 130 par value of debentures are convertible into one ordinary share of NIS 1 par value of Africa Properties and from September 19, 2006 and up to September 18, 2009 every NIS 145 par value of debentures are convertible into one ordinary share of NIS 1 par value of Africa Properties.

4) 1,000,000 registered options (Series 2) exercisable for NIS 100,000,000 par value of debentures (Series 2) against a cash payment of the exercise price in respect of each option in the amount of NIS 95, linked to the CPI. An option (Series 2) that is not exercised by September 30, 2005, will expire.

5) The proceeds of the issuance amounted to NIS 392.5 million (gross). The net proceeds after deducting issuance costs, amounted to NIS 376.5 million.

The amount of NIS 206 million out of the proceeds of the issuance was used to repay shareholders' loans and the balance was used to reduce credit taken out by Africa Properties from banks and to make short-term deposits in banks.

6) July 22, 2004, an options agreement was signed between Africa Properties and the Company and Bank Leumi L'Israel Ltd. in connection with acquisition of shares of Africa Properties. In the framework of this agreement, Africa Properties granted an option to Bank Leumi to acquire an amount of shares of Africa Properties that will constitute 5% of every type of means of control (within the meaning of this term in the Securities Law, 1968) of Africa Properties after the issuance.

The net income recorded in the Company's books as a result of the issuance, amounted to NIS 60.2 million. The Company's rate of holdings in Africa Properties after the issuance is 83.3%.

5. Sources of Financing and Liquidity

5.1 The Company's assets were financed as follows:

	%	NIS millions
Shareholders' equity and minority interest	20.5	1,880
Long-term liabilities	34.6	3,184
Other liabilities	2.2	197
Current liabilities (including short-term bank credit)	42.7	3,927
	100.0	9,188

Approximately 20.5% of the Group's assets were financed by shareholders' equity and minority interest. The Group's investments in investee companies, fixed assets, and real estate, reached NIS 4,719 million, which constitutes roughly 51.3% of its total assets. These investments are considered to be medium and long-term.

The working capital ratio at September 30, 2004 reached 1.04 (compared with 0.77 on December 31, 2003).

The rate of return on the shareholders' equity in the first nine months of 2004 was 34%, compared with 10.4% in 2003.

5.2 Condensed statement of cash flows for the Group for the current period:

	NIS millions	NIS millions
Sources		
Net earnings	290.5	
Depreciation and capital gains	34.4	
Net cash from operating activities		324.9
Proceeds from sale of fixed assets		39.0
Issuance of capital to minority interest in subsidiaries		37.9
Sale of marketable securities, net		51.4
Receipt of short-term and long-term loans, net		1,278.1
Proceeds on account of options		20.0
Issuance of subsidiary		201.8
Total sources		**1,953.1**
Uses		
Increase in cash balances		68.9
Changes in working capital		666.1
Investment in fixed and other assets		391.4
Increase in investments in investee companies, net		153.4
Investment in long-term deposits and loans, net		43.8
Investment in short-term deposit		6.2
Investment in residential real estate overseas		390.6
Increase in real estate		33.4
Payment of dividend to minority interest		19.3
Payment of dividend to shareholders		180.0
Total uses		**1,953.1**

6. Qualitative Report on Exposure to Market Risks and Risk Management

There were no material changes during the period of the report in the exposure to market risks and the management thereof compared with the Report of the Board of Directors attached to the financial statements as at December 31, 2003.

6.1 Report according to Linkage Bases as at September 30, 2004

There were changes during the period of the report compared with the Report of the Board of Directors attached to the financial statements as at December 31, 2003, as follows:

In total, the Company increased the dollar-linked loans during the period of the report by NIS 816 million, which relate mainly to loans taken out for purposes of financing the activities overseas. In addition, the Company repaid loans in European currencies by NIS 13 million and repaid loans in Japanese yens in the amount of NIS 60 million.

Regarding changes in the linkage bases of financial derivates – see the attached table.

6.2 Company's Positions in Derivatives as at September 30, 2004

Report on Exposure to Market Risks and the Management Thereof
As at September 30, 2004
In NIS Thousands

	Denominated value		Fair value	
	Long	Short	Asset	Liability
Dollar/NIS				
Options sold				
Dollar "call" (2)		468,369		2,390
Dollar "put" (1)	986,488			6,916
Forward contract – liability to purchase shekels against sale of dollars (2)	154,859			633
Euro/Shekel				
Options sold				
Euro "call" (2)		127,068		2,986
Euro "put" (1)	276,235			2,454
Forward contract – liability to sell euro against shekels (2)		86,969		118
Swiss franc/Shekel				
Options sold				
Swiss franc "call"		250,888		3,023
Swiss franc "put" (1)	213,166			1,526
Forward contract – liability to sell Swiss francs against purchase of shekels (2)		26,690		6,107
Yen/Shekel				
Forward contract – liability to sell yen against shekels (2)		8,463	322	
Euro/Dollar				
Options sold				
Euro "call" (2)		240,324		670
Euro "put" (1)	367,392			2,205
Forward contract – liability to sell euro against dollars (2)		182,315		1,340
Euro/Yen				
Options purchased				
Euro "put" (2)		27,623	222	
Euro "call" (2)	110,493		1,481	
Options sold				
Euro "call" (2)	33,148			139
Euro "put" (2)		55,246		884
Liability to sell euro against purchase of yens (2)		15,889	1,185	
Dollar/Yen				
Options sold				
Dollar "put"	44,820			339
Dollar "call"		31,374		1,280
Liability to purchase dollars against yens (2)	113,495			116
Sterling/Swiss franc				
Options sold				
Sterling "put" (2)	40,556			648
Dollar/Swiss franc				
Options sold				
Dollar "put"	91,881			2,904
Dollar "call"		78,435		435

6.2 **Company's Positions in Derivatives as at September 30, 2004, adjusted to shekels of September 2004 (cont'd)**

Report on Exposure to Market Risks and the Management Thereof
As at September 30, 2004
In NIS Thousands

	Long	Short	Asset	Liability
Euro/Canadian Dollar				
Options sold				
Euro "put" (1)	27,623			1,473
Options purchased				
Euro "put" (1)		33,148	795	
Liability to purchase euro against against Canadian dollars	16,574			557
Euro/Swiss franc				
Options sold				
Liability to sell euro against Swiss francs		16,574		201
South African Rand/Dollar				
Options sold				
Dollar "put"	4,482			179
Dollar "call"		4,482		313
Canadian Dollar/Yen				
Options sold				
Canadian dollar "call"		17,632		370
Sterling/Yen				
Options sold				
Sterling "put"	24,333			219
Australian Dollar/Canadian Dollar				
Options purchased				
Australian dollar "put"		16,073	144	
Options sold				
Australian dollar "put"	41,791			1,430
Australian Dollar/Dollar				
Options sold				
Australian dollar "call"		13,431		53
New Zealand Dollar/Dollar				
Options sold				
New Zealand dollar "call"		13,446		94
New Zealand dollar "put"	13,446			1

(1) For hedging purposes not recognized for accounting purposes.
(2) Not for hedging purposes.

6.3 Maximum Exposure

The final value of all the open positions in derivatives at their highest point is about the same as at the balance sheet date as detailed above.

6.4 Market Risk deriving from Change in the Consumer Price Index

Commencing in 2004, due to publication of Standard No. 12 of the Israeli Accounting Standards Board, the Company presents nominal financial statements. The Company has an excess of linked liabilities over monetary assets and, therefore, an increase in the Consumer Price Index could result in a nominal increase in the financing expenses.

7. Dividends

In April 2004, the Company paid a cash dividend to its shareholders in the amount of NIS 180 million.

8. The Board of Directors and Management

During the period of the report, the Board and its committees held 9 meetings.

On March 26, 2004, the Company's Board of Directors approved the issuance of bonus shares of NIS 0.1 par value each, for no consideration, to each of the Company's shareholders on the determination date, at the rate of 900% of the Company's total issued and paid-up share capital, such that each shareholder who holds on the determination date one ordinary share of NIS 0.1 par value, will be entitled to receive, for no consideration, 9 shares of NIS 0.1 par value each, as being fully paid up. The bonus shares were issued on April 22, 2004.

On March 26, 2004, the Company's Board of Directors decided to distribute a cash dividend in the amount of NIS 180 million.

On March 26, 2004, the Company's Board of Directors, after receiving the approval of the Audit Committee, approved an amendment to a private offering of options to the Company's CEO, in such a manner that in respect of every cash dividend distributed by the Company to its shareholders during the period in which the options are outstanding, the exercise premium of every unexercised option will be reduced on the ex-dividend date by the amount of the dividend paid in respect of every Company share. The above-mentioned adjustment provisions apply to every cash dividend distributed and/or to be distributed commencing March 17, 2000 and up to the end of the exercise period of the options, in respect of every unexercised option.

On November 26, 2004, Messrs. Itzhak Landsman and Yair Youzis completed their services as directors of the Company.

9. Contributions Policy

As part of the assistance it provides to the community at large, the Company contributes to various causes. The amount contributed by the consolidated group during the period of the report totaled NIS 299 thousand.

10. Company Personnel

The Board of Directors wishes to express its appreciation to the Company's management and the managements of the Group companies and all the employees, for their dedicated work and contribution to the Company's progress.

Lev Leviev Chairman of the Board of Directors	Pinchas Cohen CEO

Africa Israel Investments Ltd.

Interim Condensed Consolidated Financial Statements as at September 30, 2004

(Unaudited)

Interim Condensed Consolidated Financial Statements (Unaudited) September 30, 2004

Contents





Somekh Chaikin

Mail address
PO Box 609
Tel-Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arba'a Street
Tel Aviv 64739
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

Zohar, Zohar & Co.
Certified Public Accountants (Isr)

6 Harakon st.
Ramat-Gan 52521, Israel
Tel: 972 3 575 7111
Fax: 972 3 575 9955

The Board of Directors of Africa Israel Investments Ltd.

Dear Sirs,

Re: Review of the Unaudited Interim Condensed Consolidated Financial Statements for the periods ended September 30, 2004

At your request, we have reviewed the interim condensed consolidated balance sheet of Africa Israel Investments Ltd. (hereinafter – "the Company"), as at September 30, 2004, and the related interim condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the nine-month and three-month periods then ended. Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. These procedures included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received review reports of other auditors regarding the interim condensed financial statements of certain subsidiaries and joint ventures which were fully and proportionately consolidated, whose assets constitute 39.2% of the total assets included in the interim condensed consolidated balance sheet as at September 30, 2004, and whose revenues constitute 33.0% and 34.6% of the total revenues included in the interim condensed consolidated statement of operations for the nine-month and three-month periods then ended, respectively. In addition, we received review reports of other auditors of affiliated companies regarding which the investment therein is NIS 289,798 thousand as at September 30, 2004, and the Company's equity in their earnings is NIS 41,104 thousand and NIS 10,991 thousand for the nine-month and three-month periods then ended, respectively.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim condensed consolidated financial statements.

In the course of our review, including the reading of the review reports received from other auditors as stated above, nothing came to our attention that would indicate the necessity of making any material modifications to the financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

We draw attention to that stated in Note 2A relating to the demands made by the sellers of the Diplomat Hotel in Tel-Aviv vis-a-vis the Company, that determination of the amount of compensation due to them, for damages allegedly caused to them, be submitted to arbitration.

Somekh Chaikin
Certified Public Accountants (Isr.)

Zohar, Zohar & Co
Certified Public Accountants (Isr.)

November 26, 2004

Condensed Consolidated Balance Sheets as at

	September 30 2004	September 30 2003	December 31 2003
	(Unaudited)	(Unaudited)	(Audited)
	Reported amounts**	Amounts adjusted for the effect of inflation in terms of NIS of December 2003	
	NIS thousands	NIS thousands	NIS thousands
Investments in affiliated and other companies	**585,195**	385,304	337,652
Fixed assets	**3,575,948**	*3,015,764	*3,162,057
Long-term loans and other debit balances	**278,021**	161,098	192,328
Real estate	**558,307**	577,414	524,336
Current assets			
Inventory of buildings held for sale	**1,545,877**	1,168,746	1,177,219
Construction in progress, net	**6,763**	29,969	15,918
Other inventory	**118,922**	96,710	107,412
Deferred tax asset	**124,293**	120,226	140,734
Trade receivables	**1,060,266**	448,787	564,143
Other receivables and debit balances	**647,771**	303,360	460,684
Marketable securities	**154,016**	154,592	196,944
Short-term investments	**28,839**	-	19,598
Cash and cash equivalents	**403,345**	361,319	335,667
	4,090,092	2,683,709	3,018,319
Other assets and deferred expenses	**101,223**	96,807	77,328
	9,188,786	6,920,096	7,312,020

Lev Leviev
Chairman of the Board of Directors

Pinchas Cohen
CEO

Avraham Meron
Senior Vice President, Finance and Accounting

November 26, 2004

* Reclassified.
** Regarding discontinuance of adjustment for the effect of inflation according to the CPI for December 2003, see Note 1.

The accompanying notes are an integral part of the financial statements.

	September 30 2004	September 30 2003	December 31 2003
	(Unaudited)	(Unaudited)	(Audited)
	Reported amounts**	Amounts adjusted for the effect of inflation in terms of NIS of December 2003	
	NIS thousands	NIS thousands	NIS thousands
Shareholders' equity	**1,310,447**	1,112,670	1,151,257
Receipts on account of options	**20,035**	-	-
Convertible debentures	**177,020**	-	-
Minority interest in subsidiaries	**569,668**	258,820	297,824
Long-term liabilities			
Capital note	-	6,409	6,431
Debentures	**462,814**	7,598	*33,851
Convertible debentures	**199,217**	64,360	*242,785
Liabilities to banks	**2,093,997**	1,195,026	1,250,994
Other liabilities	**246,317**	*210,679	*230,229
Deferred tax liability	**123,915**	105,236	120,665
Liabilities in respect of employee severance benefits, net	**58,059**	56,113	56,556
	3,184,319	1,645,421	1,941,511
Current liabilities			
Credit from banks and others	**2,951,993**	3,004,584	3,018,346
Contractors and suppliers	**521,428**	500,747	550,526
Other payables and credit balances	**434,969**	338,940	333,160
Customers advances, net of construction in progress	**18,907**	58,914	19,396
	3,927,297	3,903,185	3,921,428
	9,188,786	6,920,096	7,312,020

* Reclassified.

** Regarding discontinuance of adjustment for the effect of inflation according to the CPI for December 2003, see Note 1.

Condensed Consolidated Statements of Operations for the

	Nine-month period ended		Three-month period ended		Year ended
	September 30 2004	September 30 2003	September 30 2004	September 30 2003	December 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Reported amounts *	Amounts adjusted to the CPI of December 2003	Reported amounts *	Amounts adjusted to the CPI of December 2003	Amounts adjusted to the CPI of December 2003
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues					
Construction and real estate transactions	**1,633,738**	1,084,394	**453,651**	377,617	1,727,433
Rental and operation of properties	**184,802**	162,319	**63,496**	58,471	223,834
Operation of hotels	**174,925**	144,478	**69,487**	64,568	203,017
Industry	**334,249**	296,782	**95,156**	89,771	402,279
Communications	-	9,961	-	4,799	9,961
Net earnings from affiliated companies	**31,048**	19,620	**9,272**	4,639	12,146
Other revenues, net	**140,327**	39,867	**77,334**	28,379	46,292
	2,499,089	1,757,421	**768,396**	628,244	2,624,962
Costs and expenses					
Construction and real estate transactions	**1,306,892**	980,636	**374,479**	343,235	1,525,671
Maintenance, supervision and management of real estate and other properties	**75,893**	66,437	**25,116**	23,550	96,652
Operation of hotels	**174,623**	158,154	**64,899**	60,149	214,497
Industry	**341,091**	293,909	**116,116**	96,735	400,678
Communications	-	52,787	-	16,512	52,787
General and administrative expenses	**28,277**	24,330	**9,713**	7,882	34,531
Financing, net	**82,030**	25,923	**24,853**	89,739	78,896
Amortization of other assets and other expenses	**6,176**	3,380	-	13	4,633
	2,014,982	1,605,556	**615,176**	637,815	2,408,345
Earnings (loss) before taxes on income	**484,107**	151,865	**153,220**	(9,571)	216,617
Taxes on income	**(134,684)**	(64,923)	**(29,794)**	9,206	(74,701)
Earnings (loss) after taxes on income	**349,423**	86,942	**123,426**	(365)	141,916
Minority interest in earnings of subsidiaries, net	**(58,578)**	(1,332)	**(20,636)**	(1,041)	(20,741)
Net earnings (loss) for the period	**290,845**	85,610	**102,790**	(1,406)	121,175
Net earnings (loss) per share (in NIS)					
Basic earnings (loss) per NIS 1 par value of the nominal share capital	**60.7**	18.4	**21.3**	(0.3)	26.1
Outstanding share capital used in the above computation	**4,911,297**	4,644,310	**4,911,297**	4,644,310	4,648,570

* Regarding discontinuance of adjustment for the effect of inflation according to the CPI for December 2003, see Note 1.

The accompanying notes are an integral part of the financial statements.

Condensed Statements of Changes in Shareholders' Equity

	Share capital and premium	Capital reserves			Translation adjustments	Dividend proposed after the balance sheet date	Retained earnings	Total
		Premium on shares	Other	Total				
	NIS thousands – Reported Amounts*							
For the nine months ended September 30, 2004								
Balance as at January 1, 2004 (audited)	**367,700**	**258,184**	**25,170**	**283,354**	**(19,393)**	**180,000**	**339,596**	**1,151,257**
Conversion of debentures into shares (unaudited)	**32**	**24,953**	**-**	**24,953**	**-**	**-**	**-**	**24,985**
Net earnings for the period (unaudited)	**-**	**-**	**-**	**-**	**-**	**-**	**290,845**	**290,845**
Dividend paid (unaudited)	**-**	**-**	**-**	**-**	**-**	**(180,000)**	**-**	**(180,000)**
Adjustments deriving from translation of financial statements of autonomous investee companies (unaudited)	**-**	**-**	**-**	**-**	**23,360**	**-**	**-**	**23,360**
Balance as at September 30, 2004 (unaudited)	**367,732**	**283,137**	**25,170**	**308,307**	**3,967**	**-**	**630,441**	**1,310,447**
	NIS thousands – Amounts Adjusted for the Effect of Inflation in Terms of Shekels of 2003							
For the nine months ended September 30, 2003								
Balance as at January 1, 2003 (audited)	367,700	258,184	25,371	283,555	(1,434)	137,361	397,631	1,184,813
Net earnings for the period (unaudited)	-	-	-	-	-	-	85,610	85,610
Dividend paid (unaudited)	-	-	-	-	-	(137,361)	790	(136,571)
Capital reserve in respect of capital note issued to controlling interest (unaudited)	-	-	(173)	(173)	-	-	-	(173)
Adjustments deriving from translation of financial statements of autonomous investee companies (unaudited)	-	-	-	-	(21,009)	-	-	(21,009)
Balance as at September 30, 2003 (unaudited)	367,700	258,184	25,198	283,382	(22,443)	-	484,031	1,112,670

* Regarding discontinuance of adjustment for the effect of inflation according to the CPI for December 2003, see Note 1.

The accompanying notes are an integral part of the financial statements.

Condensed Statements of Changes in Shareholders' Equity (Cont'd)

	Share capital and premium	Capital reserves			Translation adjustments	Dividend proposed after the balance sheet date	Retained earnings	Total
		Premium on shares	Other	Total				
	NIS thousands – Reported Amounts*							
For the three months ended September 30, 2004								
Balance as at July 1, 2004 (audited)	367,702	259,761	25,170	284,931	786	-	527,651	1,181,070
Conversion of debentures into shares	30	23,376	-	23,376	-	-	-	23,406
Net earnings for the period (unaudited)	-	-	-	-	-	-	102,790	102,790
Adjustments deriving from translation of financial statements of autonomous investee companies (unaudited)	-	-	-	-	3,181	-	-	3,181
Balance as at September 30, 2004 (unaudited)	367,732	283,137	25,170	308,307	3,967	-	630,441	1,310,447
	NIS thousands – Amounts Adjusted for the Effect of Inflation in Terms of Shekels of 2003							
For the three months ended September 30, 2003								
Balance as at July 1, 2003 (audited)	367,700	258,184	25,371	283,555	(30,438)	-	485,445	1,106,262
Net loss for the period (unaudited)	-	-	-	-	-	-	(1,406)	(1,406)
Capital reserve in respect of capital note issued to controlling interest (unaudited)	-	-	(173)	(173)	-	-	-	(173)
Adjustments deriving from translation of financial statements of autonomous investee companies (unaudited)	-	-	-	-	7,995	-	-	7,995
Erosion of dividend	-	-	-	-	-	-	(8)	(8)
Balance as at September 30, 2003 (unaudited)	367,700	258,184	25,198	283,382	(22,443)	-	484,031	1,112,670

* Regarding discontinuance of adjustment for the effect of inflation according to the CPI for December 2003, see Note 1.

The accompanying notes are an integral part of the financial statements.

Condensed Statements of Changes in Shareholders' Equity (Cont'd)

	Share capital and premium	Capital reserves						
		Premium on shares	Other	Total	Translation adjustments	Dividend proposed after the balance sheet date	Retained earnings	Total
	NIS thousands – Reported Amounts*							
For the year ended December 31, 2003 (audited)								
Balance as at January 1, 2003	367,700	258,184	25,371	283,555	(1,434)	137,361	397,631	1,184,813
Net earnings for the year	-	-	-	-	-	-	121,175	121,175
Dividend paid	-	-	-	-	-	(137,361)	790	(136,571)
Dividend proposed after balance sheet date	-	-	-	-	-	180,000	(180,000)	-
Capital reserve in respect of capital note issued to controlling interest	-	-	(201)	(201)	-	-	-	(201)
Adjustments deriving from translation of financial statements of autonomous investee companies	-	-	-	-	(17,959)	-	-	(17,959)
Balance as at December 31, 2003	367,700	258,184	25,170	283,354	(19,393)	180,000	339,596	1,151,257

The accompanying notes are an integral part of the financial statements.

Condensed Consolidated Statements of Cash Flows for the

	Nine-month period ended		Three-month period ended		Year ended
	September 30 2004	September 30 2003	September 30 2004	September 30 2003	December 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Reported amounts**	Amounts adjusted to the CPI of December 2003	Reported amounts**	Amounts adjusted to the CPI of December 2003	Amounts adjusted to the CPI of December 2003
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows generated by operating activities:					
Net earnings (loss) for the period	**290,845**	85,610	**102,790**	(1,406)	121,175
Adjustments to reconcile net earnings (loss) to net cash flows generated by operating activities:					
Decrease (increase) in real estate, net	**(33,421)**	(42,767)	**(9,896)**	8,990	*18,677
Others (Schedule A)	**(1,022,593)**	*(920,753)	**(734,778)**	(654,815)	*(1,109,146)
Net cash outflow generated by operating activities	**(765,169)**	(877,910)	**(641,884)**	(647,231)	*(969,294)
Cash flows generated by investing activities:					
Acquisition of newly consolidated subsidiaries (including proportionately consolidated companies) (Schedule B)	**(1,049)**	(1,172)	-	-	(37,122)
Proceeds from realization of investment in formerly consolidated subsidiary (Schedule C)	-	-	-	-	(13,906)
Investment in affiliated and other companies	**(200,829)**	*(16,002)	**(22,935)**	(6,958)	(20,204)
Investment in a subsidiary	-	*(81)	-	-	(215)
Proceeds from sale of shares in investee companies	**32,533**	-	-	-	-
Acquisition of other assets	**(37,321)**	*(26,714)	**(17,266)**	(19,093)	(26,675)
Acquisition of fixed assets	**(354,048)**	(309,313)	**(102,663)**	(109,605)	(405,442)
Proceeds from sale of fixed assets	**38,974**	4,571	**6,462**	2,480	27,138
Repayment of loans to affiliated companies	**15,908**	-	**6,816**	-	-
Investment in long-term deposits and loans	**(106,037)**	(49,175)	**(75,259)**	(16,290)	(82,003)
Repayment of long-term deposits and loans	**62,259**	*23,904	**21,900**	265	25,209
Acquisition of marketable securities	**(165,694)**	(394,294)	**(29,811)**	(122,535)	*(415,588)
Sale of marketable securities	**217,106**	400,645	**43,216**	102,743	*432,471
Investment in short-term deposits, net	**(6,166)**	-	**613**	-	(19,598)
Net cash outflow generated by investing activities	**(504,364)**	(367,631)	**(168,927)**	(168,993)	(535,935)

* Reclassified.

** Regarding discontinuance of adjustment for the effect of inflation according to the CPI for December 2003, see Note 1.

The accompanying notes are an integral part of the financial statements.

Condensed Consolidated Statements of Cash Flows for the (cont'd)

	Nine-month period ended		Three-month period ended		Year ended
	September 30 2004	September 30 2003	September 30 2004	September 30 2003	December 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Reported amounts**	Amounts adjusted to the CPI of December 2003	Reported amounts**	Amounts adjusted to the CPI of December 2003	Amounts adjusted to the CPI of December 2003
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows generated by financing activities:					
Dividend paid to shareholders	**(180,000)**	(136,571)	**-**	-	(136,571)
Dividend paid to minority interest in a subsidiary	**(19,345)**	(12,055)	**-**	-	(12,055)
Repayment of capital note	**(6,431)**	-	**(3,755)**	-	-
Issuance of capital to minority interest in subsidiaries	**239,722**	63,039	**214,854**	24,807	76,125
Receipts on account of options	**20,035**	-	**20,035**	-	-
Receipt of long-term loans and liabilities	**1,443,248**	733,459	**631,399**	398,910	1,021,218
Repayment of long-term loans and liabilities	**(312,613)**	(210,111)	**(55,858)**	(30,906)	(254,384)
Short-term credit, net	**153,845**	708,343	**(5,660)**	365,133	686,973
Net cash inflow generated by financing activities	**1,338,461**	1,146,104	**801,015**	757,944	1,381,306
Translation differences in respect of cash balances in autonomous investee companies	**(1,250)**	(3,597)	**(1,944)**	9,650	(4,763)
Increase (decrease) in cash and cash equivalents	**67,678**	(103,034)	**(11,740)**	(48,630)	(128,686)
Cash and cash equivalents at beginning of period	**335,667**	464,353	**415,085**	409,949	464,353
Cash and cash equivalents at end of period	**403,345**	361,319	**403,345**	361,319	335,667

* Reclassified.

** Regarding discontinuance of adjustment for the effect of inflation according to the CPI for December 2003, see Note 1.

The accompanying notes are an integral part of the financial statements.

Condensed Consolidated Statements of Cash Flows for the (cont'd)

	Nine-month period ended		Three-month period ended		Year ended
	September 30 2004	September 30 2003	September 30 2004	September 30 2003	December 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Reported amounts**	Amounts adjusted to the CPI of December 2003	Reported amounts**	Amounts adjusted to the CPI of December 2003	Amounts adjusted to the CPI of December 2003
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Schedule A					
Adjustments to reconcile net earnings to net cash flows generated by operating activities:					
Income and expenses not involving cash flows:					
Group's equity in earnings of affiliated companies less dividends received, net	**(26,617)**	(15,296)	**(9,272)**	(4,639)	(7,785)
Minority interest in earnings of subsidiaries, net	**58,578**	1,332	**20,636**	1,041	20,741
Gain on decline in rate of holdings	**(76,789)**	-	**(65,519)**	-	-
Other income	**(36,873)**	-	**-**	-	-
Depreciation and amortization	**88,333**	74,253	**30,594**	24,938	100,981
Decline (increase) in value of investments	**1,197**	(10,060)	**(348)**	(10,060)	3,595
Deferred taxes, net	**18,877**	(5,494)	**10,050**	(10,141)	(10,573)
Increase in liability in respect for employee severance benefits, net	**1,500**	1,194	**262**	592	1,766
Capital gains on sale of fixed assets, net	**(1,791)**	(3,125)	**(166)**	(1,737)	(3,301)
(Increase) decrease in value of marketable securities, net	**(7,777)**	4,974	**(1,295)**	(7,154)	(4,102)
Differences in respect of adjustment of –					
Long-term loans and other liabilities	**25,913**	(3,274)	**1,737**	24,298	4,586
Loans to affiliated companies	**(12,421)**	(793)	**(5,593)**	(686)	(664)
Deposits and loans	**2,305**	2,668	**2,020**	(3,920)	*5,057
	34,435	46,379	**(16,894)**	12,532	110,301
Changes in asset and liability items:					
Other inventory	**(11,510)**	(23,843)	**(3,251)**	(7,752)	(34,545)
Construction work in progress and inventory of buildings held for sale, net	**(328,657)**	*(953,455)	**(369,269)**	(648,811)	(1,003,695)
Trade and other receivables	**(764,321)**	(63,714)	**(388,313)**	(17,036)	*(350,765)
Contractors, trade and other payables	**47,460**	73,880	**42,949**	6,252	169,558
	(1,057,028)	(967,132)	**(717,884)**	(667,347)	(1,219,447)
	(1,022,539)	(920,753)	**(734,778)**	(654,815)	(1,109,146)

* Reclassified.

** Regarding discontinuance of adjustment for the effect of inflation according to the CPI for December 2003, see Note 1.

The accompanying notes are an integral part of the financial statements.

Condensed Consolidated Statements of Cash Flows for the (cont'd)

	Nine-month period ended		Three-month period ended		Year ended
	September 30 2004	September 30 2003	September 30 2004	September 30 2003	December 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Reported amounts *	Amounts adjusted to the CPI of December 2003	Reported amounts *	Amounts adjusted to the CPI of December 2003	Amounts adjusted to the CPI of December 2003
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Schedule B					
Acquisition of newly consolidated subsidiaries (including proportionately consolidated companies)					
Assets and liabilities of the companies upon acquisition:					
Working capital (excluding cash)	**1,853**	(145,746)	-	-	(145,258)
Investments in affiliated and other companies	-	(16,397)	-	-	(16,397)
Fixed assets	**75,030**	163,902	-	-	222,000
Long-term liabilities net of current maturities	**(58,417)**	(587)	-	-	(23,223)
Minority interest	**(17,417)**	-	-	-	-
	1,049	1,172	-	-	37,122
Schedule C					
Proceeds from realization of investment in formerly consolidated subsidiary					
Working capital (excluding cash)	-	-	-	-	9,431
Investments in affiliated and other companies	-	-	-	-	9,022
Fixed assets	-	-	-	-	(3,546)
Other assets, net	-	-	-	-	(18,918)
Long-term liabilities net of current maturities	-	-	-	-	22,495
Minority interest as at date of acquisition	-	-	-	-	(4,578)
	-	-	-	-	13,906
Material non-cash activities:					
Acquisition of fixed assets on credit	**46,181**	43,851	**6,129**	43,851	12,547
Sale of fixed assets on credit	**5,702**	-	-	-	-
Addition to inventory of buildings held for sale	-	12,813	-	12,813	-
Sale of shares of investee company	-	-	-	-	10,600
Conversion of debentures into shares	**24,985**	-	**23,406**	-	-

* Reclassified.

** Regarding discontinuance of adjustment for the effect of inflation according to the CPI for December 2003, see Note 1.

The accompanying notes are an integral part of the financial statements.

Amounts are in thousands of NIS unless otherwise stated

Note 1 - Reporting Principles and Accounting Policy

A. General

1. These interim statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim-period financial statements, in accordance with Standard 14 issued by the Israeli Accounting Standards Board and with Section D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

2. These interim statements were prepared as at September 30, 2004, and for the nine-month and three-month periods then ended. These interim statements should be read in conjunction with the Company's audited consolidated financial statements as at December 31, 2003, which were published on March 26, 2004 (hereinafter – "the Annual Financial Statements").

3. The principal accounting policies that were applied in these interim financial statements are consistent with those applied in the Annual Financial Statements, except for that stated in this note.

B. Definitions

In these financial statements:

Adjusted Amount – The nominal historical amount adjusted in accordance with the provisions of Opinions 23, 34, 36 and 37 of the Institute of Certified Public Accountants in Israel.

Reported Amount – The Adjusted Amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

Adjusted Financial Report – The financial report based on the provisions of Opinions 23, 34, 36, 37 and 50 of the Institute of Certified Public Accountants in Israel.

Nominal Financial Report – The financial report based on Reported Amounts.

C. Discontinuance of adjustment of financial statements

In October 2001, the Israeli Accounting Standards Board published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this Standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements will be discontinued as of January 1, 2004. Up to December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The Company implements the provisions of the Standard commencing January 1, 2004.

Note 1 - Reporting Principles and Accounting Policy (cont'd)

D. Financial statements in reported amounts

1. In the past, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the Consumer Price Index. The Adjusted Amounts, as stated, included in the financial statements as at December 31, 2003 constituted the starting point for the Nominal Financial Report as of January 1, 2004. Additions made during the period are included according to their nominal values.

2. Amounts of the non-monetary assets do not necessarily reflect their realizable value or updated economic value but, rather, only the Reported Amounts of such assets.

3. The term "cost" in these financial statements means the Reported Amount of cost.

4. All the comparative data for prior periods is stated adjusted to the index of December 2003.

5. Balance sheet:

   a. Non-monetary items are stated at Reported Amounts.
   b. Monetary items are stated in the balance sheet at their nominal historical values as at the balance sheet date.

6. Statement of operations:

   a. Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are calculated as the difference between the Reported Amount of the opening balance and the Reported Amount of the closing balance.
   b. All other items included in the statement of operations are stated at their nominal value.

7. Statement of changes in shareholders' equity:

   A dividend declared in the period of the report is presented nominal historical values.

E. Disclosure of impact of new accounting standard in the period prior to its application

Accounting Standard No. 19, Taxes on Income

In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. The Company is examining the impact of the Standard on its results of operations, financial position and cash flows.

Amounts are in thousands of NIS unless otherwise stated

Note 1 - Reporting Principles and Accounting Policy (cont'd)

F. First time application of new accounting standards

Accounting Standard No. 13, Effects of Changes in Exchange Rates of Foreign Currency

As of January 1, 2004, the Company applies Accounting Standard No. 13, regarding the "Effects of Changes in Exchange Rates of Foreign Currency". The Standard deals with the translation of transactions in foreign currency and the translation of financial statements of foreign activities for purposes of the inclusion thereof with the financial statements of the reporting entity. The Standard provides principles for classification of foreign activities as an autonomous investee entity overseas or as an integrated extension based on the indicators enumerated in the Standard and the use of discretion, as well as the manner of translation of the financial statements of autonomous investee entities as stated.

The balance of goodwill created on acquisition of an autonomous investee entity overseas is treated as an asset of that autonomous investee entity overseas and is translated based on the closing exchange rate, this being different than the principles applied in the past pursuant to which the translation of goodwill was based on the rate at the time of execution of the transaction.

Translation of statements of operations of an autonomous investee entity overseas is executed based on the rate of exchange at the time of execution of the transaction or for practical reasons based on the average rate of exchange in the period, this being different than the principles applied in the past pursuant to which the translation of the statements was executed based on the closing rate.

In the past, the Company was in the practice of adjusting the financial statements of certain autonomous entities operating overseas based on the rate of inflation in the countries of residence of the autonomous entities operating overseas. These companies do not meet the definition of a hyper-inflationary economic environment pursuant to Standard No. 13 and, therefore, their adjustment for inflation was discontinued commencing January 1, 2004.

A reduction in the value of an investment in an autonomous investee entity overseas does not constitute a partial realization and, therefore, no part of the translation differences are recorded on the statement of operations at the time of recording the reduction in value.

Translation of financial statements of an autonomous investee entity overseas, which is required to present financial statements adjusted for inflation, in accordance with generally accepted accounting principles in a hyper-inflationary economic environment, is executed based on the closing rate.

Implementation of the new Standard does not have a material impact on the reported results.

Amounts are in thousands of NIS unless otherwise stated

Note 1 - Reporting Principles and Accounting Policy (cont'd)

F. First time application of new accounting standards (cont'd)

Accounting Standard No. 20, Amortization Period of Goodwill

The Company applies Accounting Standard No. 20 (hereinafter – "the Standard"), regarding the amortization period of goodwill. The Standard provides that goodwill is to be amortized over its useful life, in a systematic manner. The amortization period should reflect the best estimate of the period during which future economic benefits from the goodwill are expected to be enjoyed by the entity. The amortization period may not exceed 20 years from the initial date of its recognition. The Standard applies to financial statements for periods beginning on and after January 1, 2004.

The change in the amortization period of goodwill balances as at January 1, 2004 is to be treated prospectively ("from here on") as a change in estimate. Goodwill balances, as stated, are to be amortized in a systematic manner over the balance of the period remaining in order to complete the amortization period determined.

The effect of the change on the consolidated financial statements is presented below.

	Amounts prior to change in estimate	Effect of change in estimate	Amounts presented in the financial statements (after change in estimate)
	Reported amounts		
For the nine months ended September 30, 2004 (unaudited)			
Amortization expenses (thousands of NIS)	(6,834)	4,239	(2,595)
Pre-tax earnings (thousands of NIS)	479,568	4,239	483,807
Net earnings (thousands of NIS)	286,306	4,239	290,545
Earnings per share (NIS)	59.8	0.9	60.7
For the three months ended September 30, 2004 (unaudited)			
Amortization expenses (thousands of NIS)	(2,278)	1,413	(865)
Pre-tax earnings (thousands of NIS)	151,507	1,413	152,920
Net earnings (thousands of NIS)	101,077	1,413	102,490
Earnings per share (NIS)	21.0	0.3	21.3

Amounts are in thousands of NIS unless otherwise stated

Note 1 - Reporting Principles and Accounting Policy (cont'd)

G. Foreign currency and linkage

The rates of change in the Consumer Price Index and in foreign currency exchange rates are as follows:

	Consumer Price Index		Exchange rate of				
	Index in respect of the month	Latest known index	US dollar	Swiss franc	Japanese yen	Euro	Can $
	%	%	%	%	%	%	%
Nine-month period ended							
September 30, 2004	1.21	1.20	2.35	0.19	(1.48)	(0.15)	3.49
September 30, 2003	(1.49)	(1.27)	(6.25)	(1.34)	0.67	4.34	9.85
Three-month period ended							
September 30, 2004	(0.19)	-	(0.33)	(0.74)	(2.28)	1.08	5.44
September 30, 2003	(0.98)	(1.09)	2.99	6.31	11.94	5.23	3.75
Year ended							
December 31, 2003	(1.88)	(1.95)	(7.56)	2.43	2.57	11.34	13.53

Note 2 - Contingent Liabilities and Commitments

A. In 1990, the Company acquired the Diplomat Hotel in Tel-Aviv (presently the Crowne Plaza Tel-Aviv). The purchase agreement stipulated, that should the Company obtain, from the authorities, a permit to convert the hotel into an apartments hotel, it will pay the sellers an additional $5 million. Following negotiations between the parties and in order to settle their disputes, a supplementary agreement was signed in 1993, under which the Company paid the sellers an additional $2 million, in consideration of various benefits received in respect of the said hotel.

In December 1996, the Company received a demand from the sellers' representative, backed by various contentions whereby, notwithstanding the aforesaid supplementary agreement, the sellers claimed entitlement to additional sums from the Company in respect of the acquisition, including damages which they sustained due to non-payment of such amounts to date. In this connection, the sellers seek to invoke the arbitration clauses in the original agreements in order to determine the compensation that the Company should pay them.

The Company believes that it has acted properly under the agreements signed and that the sellers' claims are groundless. However, under the circumstances, and considering that the matter has been referred to arbitration, it is unable, at this stage, to predict the ultimate outcome of the matter.

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

B. A significant portion of a subsidiary's employees are foreign workers, which it employs based on its needs and on whose employment it is dependent. Employment of foreign workers is subject to obtaining a permit from the Government Employment Service and fulfillment of conditions provided by the government.

As part of these conditions, in December 2002, the Government decided to impose a charge for every foreign worker employed via a permit, and thereafter it began imposing tax on the employment of foreign workers. In addition, the Government gave notice of its intention to increase the rates of the charges and taxes on the employment of foreign workers in the future. These factors materially increase the cost to the subsidiary of employing the foreign workers.

Pursuant to the Government's policy to reduce the number of foreign workers, the Ministry of Labor and the Immigration Police have commenced harsh enforcement measures, in the framework of which, among other things, on May 28, 2003, charges were filed against a subsidiary, the subsidiary's CEO (in his position as CEO of the subsidiary) and an employee of the subsidiary, wherein they were charged with violations involving the illegal employment of foreign workers as well as other offenses pertaining to the employment conditions of the workers, offenses under Sections 2 and 5 of the Foreign Workers Law (Prohibition Against Illegal Employment and Assurance of Fair Conditions), 1991.

Employment of foreign workers without a permit could trigger stiff criminal sanctions, including fines amounting to thousands of shekels for each day a foreign worker is employed without a permit, cancellation of permits already given for employment of foreign workers, and the taking of measures against the registration of the contractor in the Contractors' Registry.

The Government continued its policy of cutting back the number of foreign workers employed in Israel and to increase as stated the cost of their employment by employers in the construction industry. In 2004, permits for employment of 20,000 workers were issued, compared with 30,000 in each of the years 2002 and 2003.

During the 2003, the subsidiary received an allocation of permits for employment of foreign workers for 2004, which is significantly less than the number it requested based on its needs.

In addition, the subsidiary has not yet received a credit for "deserters" (foreign workers who left their legal employers) in the amount it requested in order to realize a portion of the permits it was issued for bringing in new workers. Therefore, the subsidiary filed an administrative petition in an attempt to force the Population Manager to credit it for all the "deserters" registered in its name. On May 26, 2003, a judgment was handed down in respect of all of those petitions, in the framework of which the Court transferred the decision on this matter to the Minister of the Interior, while recommending to the Minister to adopt the petitioners' approach. In addition, with the consent of the respondents, an interim order was issued pursuant to which, the petitioners, including the subsidiary, are permitted to employ a number of foreign workers which is equal to the quota of permits they were issued, while ignoring the number of the "deserters" registered in their names, this being based on certain conditions determined between the parties.

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

B. (cont'd)

On June 16, 2004, the Ministry of the Interior notified that the Minister of the Interior reached a decision regarding a "credit for deserters policy" pursuant to which the Ministry of the Interior will credit the employers for a portion of the "deserters" registered in their names. Under these circumstances, pursuant to the court decision, the interim orders granted, as stated above, were cancelled.

Despite that stated above, due to the Israeli Government's "closed skies" policy, the subsidiary is not able to fully utilize the quota of permits it was issued.

Under these circumstances, on July 24, 2003, the subsidiary filed a petition with the Supreme Court, sitting as the High Court of Justice, requesting that the Government of Israel and the Minister of the Interior be required to allow it to bring foreign workers to Israel, so that it will be able to fully utilize the quota of permits it was issued for employment of foreign workers. On May 17, 2004, a decision was handed down with respect to the petition, in the framework of which the Supreme Court held that the petition must be accepted in the sense that if it is, in fact, found that the subsidiary is unable, with reasonable effort, to recruit the number of employees it needs from among the foreign workers already present in Israel, the authorities must allow it to bring in workers from outside of Israel, unless the authorities find a sufficiently persuasive reason to cancel the permits already granted to the subsidiary. Under these circumstances, on May 30, 2004, the subsidiary requested that the Supervisor of the Population Administration comply with the court decision and to allow it to bring in foreign workers from overseas. On July 7, 2004, the Ministry of the Interior rejected the subsidiary' request, while noting that the subsidiary must recruit the number of employees it is short from the pool of workers present in Israel.

The shortage of foreign workers in the industry, along with the other matters described above, has resulted in, among other things, a significant increase in the employment cost of these workers (whose compensation is also affected by fluctuations in the dollar exchange rate) and an adverse effect on execution of the projects. In light of this and as stated above, the foreign workers matter has a material adverse effect on the subsidiary's activities.

C. On September 29, 2000, serious security events broke out in Judea, Samaria and the Gaza Strip. The worsening security situation, together with the present political uncertainty, has had a significant impact on the economic situation in Israel. This situation also continued in 2001–2003 and during 2004, and it has a material adverse effect on the results of a number of investee companies, particularly in the hotels and construction contracting sectors.

Note 2 - Contingent Liabilities and Commitments (cont'd)

D. Further to that stated in Note 21A(7) to the Annual Financial Statements regarding certain Group companies that did not comply with the financial ratios:

A subsidiary and a proportionately consolidated subsidiary reached agreement with the lending bank in the framework of which the financial ratios were revised such that as at the balance sheet date they are in compliance therewith.

Three additional Group companies are not in compliance with the financial ratios set for them, and up to the signing date of the financial statements, these companies were not required to change the repayment dates of the credit, which are classified in the current liabilities section.

The Company's share in credit with respect to which financial ratios were determined is not material to the Group's business.

E. Africa Israel Properties Ltd., Subsidiary (hereinafter – "Africa Properties")

1) In September 2004, an agreement was signed between the Company and Africa Properties in order to arrange the areas of activities of the two companies and their legal relationships in this context (hereinafter – "the Area of Activities Agreement").

In the framework of the Area of Activities Agreement, the Company undertook that commencing September 29, 2004, the registration date of the shares of Africa Properties for trading on the Tel-Aviv Stock Exchange (hereinafter – "the Effective Date"), and up to the end of 5 years from the Effective Date, it will not engage in the rental real estate area, as defined in the agreement, throughout the entire world except in the United States, Russia, and countries belonging to the Commonwealth of Nations, except in a company as stated that is "a public company" as defined in the Companies Law, 1999 (hereinafter – "the Companies Law").

Notwithstanding that stated above, it was agreed between the parties to the Area of Activities Agreement, that the restriction will not apply to certain situations detailed in the Agreement, including:

(a) In relation to activities in rental real estate with respect to which the Company and/or a company it controls is involved on the Effective Date.

(b) In relation to activities in rental real estate that constitute part of a real estate project, which is not mainly a rental real estate project (such as, commercial centers in residential neighborhoods).

(c) In relation to activities the execution of which by Africa Properties or by a company it controls, will give rise to a breach of a commitment given to a third party.

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

E. (cont'd)

(d) In relation to activities in rental real estate on real property that at the date of acquisition of the rights the intention of the Company or a company it controls, as the case may be, was to use such rental real estate not as an income-producing property or for construction of an income-producing property.

(e) In relation to activities in rental real estate as a result of a tender (or a similar competitive process) for acquisition of an income-producing property and/or the management thereof, where Africa Properties is not in compliance with any of the conditions thereof and it is not within its reasonable ability to comply with such condition as stated.

(f) In relation to a business opportunity in the rental property area, regarding which Africa Properties decided that it is not interested in, provided that a decision as stated is approved by Africa Properties based on the provisions of the fifth Paragraph of the Companies Law regarding approval of an "extraordinary transaction" as defined in the Companies Law.

It was agreed by the parties, that if the Company will cease to hold more than 50% of the means of control in Africa Properties, for whatever reason, each of the parties will be permitted to cancel the Agreement within the Agreement period (that is, prior to the end of 5 years from the Effective Date) by means of written notice delivered at least 90 days in advance, as detailed in the Area of Activities Agreement.

In addition, it was agreed by the parties, that if Africa Properties will cease to be a subsidiary of the Company within the meaning of this term in the Restrictive Business Practices Law, 1988, and pursuant to the provisions of the Restrictive Business Practices Law as it will be in force, at the said date, this Agreement will constitute a restrictive agreement that is contrary to the provisions of the Restrictive Business Practices Law, the Area of Activities Agreement will automatically be cancelled (unless an approval for its continued existence is received), as defined in the Area of Activities Agreement.

2) In September 2004, an agreement was signed between Africa Properties and Africa Israel Financing (1985) Ltd. (hereinafter – "Africa Financing") pursuant to which Africa Properties will be able, with mutual consent, from time to time, to deposit monies with Africa Financing, and from time to time, at the request of Africa Properties and with the consent of Africa Financing, Africa Financing to deposit monies with Africa Properties. These deposits will be of the "on call" variety for a period not in excess of one year from the date of deposit and will bear annual interest at a variable rate based on the prime rate that is in effect from time to time at Bank Leumi less 1.25%. The Company guaranteed all the aforementioned liabilities of Africa Financing. The above-mentioned agreement may be cancelled by means of an advance notice of 3 months and it replaces the conduct of the current financing activities that had been carried on between the parties up to the date of the agreement. This agreement is subject to approval as a framework agreement pursuant to Section 275 of the Companies Law.

Note 2 - Contingent Liabilities and Commitments (cont'd)

E. (cont'd)

3) Financial Covenants

(a) On February 5, 2004, a trust indenture was signed between Africa Properties and The Trust Company of Bank Igud Ltd. that serves as the trustee for the debentures (Series A), in the amount of NIS 261 million, that Africa Properties issued during the period of account (see Note 3B(1)(b)).

In addition, on September 14, 2004, a trust indenture was signed between Africa Properties and Deloitte Touche (Israel) Breitman, Almogar Trust Ltd. that serves as the trustee for the debentures (Series B), in the amount of NIS 151 million, that Africa Properties issued during the period of account and will issue in the future as a result of the exercise of options (Series 2) (see Note 3B(1)(c)).

In the framework of the trust indentures, Africa Properties committed to comply at all times, so long as the debentures have not been fully repaid, with financial covenants, including, among others:

1) The ratio of debt to total capital and debt, as defined in the trust indentures, shall not exceed 60%.

2) The ratio of the depreciated cost of Africa Properties' pledged assets, as defined in the trust indentures, and the total depreciated cost of its assets shall not exceed 40%.

3) The ratio of Africa Properties' annual investments in new properties under construction, as defined in the trust indentures, and the total depreciated cost of the real estate properties less the investments in new properties under construction, shall not exceed 15%.

4) Africa Properties shall be permitted to distribute dividends and/or make loans to Group companies, as defined in the trust indentures, subject to the ratio between the debt and the total capital and debt not exceeding 60%.

5) Africa Properties shall not pay any amount for repayment of loans made to it by Group companies, as defined in the trust indentures, that exceeds the amount of the issuance proceeds.

In the case of a breach of any one of the financial covenants detailed above and such breach is not corrected by the end of the calendar quarter succeeding the calendar quarter in which the breach occurred, the trustee shall be permitted to call the unpaid balance of the debentures for immediate repayment, in whole or in part.

As at the balance sheet date, Africa Properties is in compliance with all the financial covenants set forth above.

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

E. (cont'd)

3) Financial Covenants (cont'd)

(b) For purposes of financing a commercial center in Prague (hereinafter – "the Project") a subsidiary of Africa Properties in the Czech Republic took out a bank loan, in the amount of €50 million, repayable up to December 31, 2016.

As part of the terms of the loan, the subsidiary committed, among other things, to accumulate during the period of the loan a reserve for repayment of the debt, in the amount of €6 million (in cash). As long as the reserve, as stated, is not accumulated, the subsidiary committed that its debt coverage ratio (the ratio between the revenues from the Project and payments of the principal and interest), will not fall below 1.2.

Should the subsidiary not comply with the financial covenants, the bank is permitted to accelerate the loan's repayment date.

As at the balance sheet date, the subsidiary was in compliance with the aforementioned financial covenants.

4) Africa Properties received assessments from the Tax Authorities for the years 2000–2002, pursuant to which it is required to pay tax of NIS 13.3 million (not including accrued interest and linkage differences), stemming mainly from the disallowance of leasing expenses and part of its financing expenses. Africa Properties' Management rejects the Tax Authorities demand and has filed an objection to the assessments. In the estimation of Africa Properties' Management, based on an opinion of its legal advisors, the chances are good that the company's contentions will be accepted and, therefore, no provision has been included in the financial statements in respect of this demand.

F. Alon Israel Oil Company Ltd. (hereinafter – "Alon")

1. During May 2004, Alon received assessments for the years 1999–2001, pursuant to which it is required to pay tax of NIS 16.2 million (including accrued interest and linkage differences), in addition to the tax liability it calculated. Alon disagrees with the Tax Authorities' contentions that form the basis of the said demand. Accordingly, Alon submitted an objection to these assessments.

2. On May 17, 2004, a class action claim, in the amount of approximately NIS 40 million, was filed against Alon and its subsidiaries in the District Court of Tel-Aviv alleging that the discount of 15 agurot per liter of gasoline given by the chain's filling stations which operate on a self-service basis is not fulfilled, and as a practical matter the claimants allege that a discount of only 5 agurot per liter is given.

   Since the hearings on this claim are in the early stages, at this juncture Alon's legal advisors are unable to estimate the claim's chances of success. Accordingly, Alon did not include a provision in respect of this claim in its financial statements.

Note 2 - Contingent Liabilities and Commitments (cont'd)

F. (cont'd)

3. In July 2004, the Supervisor of the Israel Lands Administration filed a claim against Alon and a third party, in the amount of NIS 10 million, in respect of usage fees and lease rentals.

   Since the claim is in the early stages, Alon's legal advisors are unable to estimate the claim's chances of prevailing.

4. During the quarter, Alon commenced implementation of a process of reorganization of the Group's business with the goal of concentrating its energy activities under the Dor–Alon Energy Israel Ltd. company (a company held by Alon at the rate of 100%), as well as to raise financing for Dor Energy's activities from institutional investors by means of issuing debentures through a designated subsidiary (SPC). In this context, during the third quarter debentures were issued in the aggregate amount of NIS 75 million.

G. Cross Israel Highway Project

1. Derech Eretz Highways (1997) Ltd. (an affiliated company) (hereinafter – "the Concessionaire") holds the concession for construction and operation of the main section, having a length of 86 kilometers, of the Cross Israel Highway (hereinafter – "the Project").

   The planning and construction work on the project were executed by a contractor which is an affiliated partnership of the Company that was set up for this purpose (hereinafter – "the Contractor")

2. In October 1999 (hereinafter – "the Financial Close Date"), the set of agreements relating to the Project and defining the conditions for its construction, operation and the manner of its financing was finalized. Upon the existence of certain conditions set forth in the concession contract, the Concessionaire is required to expand the Highway. Since the Financial Close, the Concessionaire has endeavored and continues to endeavor to establish its activities with respect to its obligations. Should the Concessionaire breach one of the financing agreements (wherein the representations, obligations and project management conditions to which the Concessionaire is subject are defined), the banks may take steps including discontinuance of the financing for the project, realization of guarantees, cancellation of approval to pay open accounts, as well as other steps which could cause the Concessionaire to breach its obligations. It was also provided that no amounts would be paid to its shareholders before December 31, 2009.

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

Pursuant to the agreements with the lenders, the Concessionaire was required to acquire, among other things, insurance coverage against war and terrorism. The Concessionaire purchased insurance coverage which does not correspond exactly to the demands of the lenders and it received a written waiver from the lenders, this being up to January 31, 2005. The Concessionaire expects, with a high level of probability, that by January 31, 2005, the said matter will be resolved with the lenders. The Concessionaire has not yet received the lands located outside the "blue line" (work boundaries of the project in accordance with the Concession Contract) which are needed in order to complete access ramps to agricultural passageways in Jat and Tira.

3. During 2004 all sections of the 86-kilometer highway were opened between the Irone interchange and the Shoreq interchange.

4. In the Concession Contract signed between the State and the Concessionaire, there is a commitment on the part of the State to ensure the receipts from the toll fees, which is reflected by a mechanism stabilizing the income from the toll fees, based on the State's forecast of the number of motor vehicles that will use the Highway which constituted the basis for the Financial Close (hereinafter – "the State's Forecast") as follows:

   - If the actual number of motor vehicles that use the Highway is lower than the State's Forecast, the State shall pay to the Concessionaire approximately 72% of the difference in the income from the toll fees.
   - If the actual number of motor vehicles that use the Highway is higher than the State's Forecast, the Concessionaire shall pay to the State approximately 51% of the difference in the income from the toll fees.
   - The toll fees shall be updated every three years according to the number of motor vehicles that use the Highway.

   In May 2004, an agreement was signed between the Government of Israel (hereinafter – "the State") and Cross Israel Highway Ltd. (hereinafter – "the Appointed Authority"), on the one side, and the Concessionaire, on the other side, for purposes of settling all the claims of the Concessionaire and/or a party on its behalf, from the first side, and to cancel all the claims of the State and/or the Appointed Authority and/or a party on their behalf, from the second side, except for certain matters defined in the agreement, and in connection with issuance of completion certificate, as defined in the Concession Contract. The agreement was made with the knowledge and consent of the contractor and it undertook to act in accordance with the agreement.

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

Concurrently, upon notification by the Concessionaire of performance of substantial completion of the toll road, the various structures and the accompanying facilities, the Appointed Authority issued a completion certificate and approval to operate the entire toll road, with effect from April 28, 2004. Commencing on this date, the income stabilization mechanisms entered into effect. The Concessionaire committed to complete, through the contractor, by July 28, 2004, work which is detailed in an appendix to the Contract (except for gardening and landscaping work which is to be completed by December 31, 2004) against a commitment on the part of the contractor to comply therewith. In order to ensure the Concessionaire's completion of the above-mentioned work, the partnership deposited bank guarantees, in the amount of NIS 10 million, which are effective until completion of the said work as detailed in the agreement. Up to the signing date of the financial statements, most of the work was completed. In accordance with agreements between the State and the Concessionaire, it was decided to reduce the guarantees to a total amount of NIS 5.25 million, of which a guarantee in the amount of NIS 4.75 million by October 30, 2004.

As noted in Note 2(D)(9) to the Annual Financial Statements, the contractor is entitled to payment in connection with work performed, including with respect to changes and additions to the Contract as well as regarding direct expenses incurred due to delays, only on the condition that the Concessionaire receives payment for such items from the Appointed Authority. In the framework of the agreement it was decided that the State, through the Appointed Authority, shall pay the Concessionaire NIS 108.8 million as a total, final and liquidated amount for settlement of all the claims (as defined in the agreement) of the Concessionaire and/or a party on its behalf, from the first side, and to cancel all the claims (as defined in the agreement) of the State and/or the Appointed Authority and/or a party on their behalf, from the second side, except for certain matters defined in the agreement. Of the aforementioned amount, pursuant to the Construction Agreement, the amount of NIS 107.7 million (plus interest accrued in respect of the delay in payments) is to be transferred to the contractor for work performed – of which, about NIS 19 million by June 3, 2004, and NIS 88 million by January 31, 2005. In addition, the agreement does not apply to claims the cause of action of which takes place after the signing date of the agreement.

The contractor undertook in favor of the State and in favor of the Appointed Authority to pay the Concessionaire, in place of the State, the amount the State will be required to pay the Concessionaire pursuant to the income stabilization mechanisms for payment assurance (hereinafter – "the Transfer Amount"), in respect of the period from April 28, 2004 up to and including September 30, 2004, provided the amount to be paid by the partnership does not exceed NIS 15 million. The amount the contractor is required to pay the Concessionaire in respect of the above-mentioned obligation is NIS 9.4 million.

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

As stated in the notes to the Annual Financial Statements, the contractor is a guarantor to Derech Eretz for part of the amount of the anticipated revenues from the toll charges paid by the users of the Highway during the construction period. In addition, the contractor is entitled to a payment that derives from the amount of revenues from special services during the construction period, out of which the operating company is entitled to a certain amount. The net amount to which the contractor is entitled in respect of that stated above is NIS 5.3 million, out of which the operating company is entitled to NIS 1.6 million.

5. In June 2004, the Concessionaire submitted a request to the Minister of Finance to change the distribution of the Concessionaire's share capital and the means of control over the Concessionaire as follows:

Name of Shareholder	Rate of Holdings in Share Capital %	Rate of Holdings in Subordinated Debt %
Africa Israel Investments Ltd.	37.5	37.5
Shikun U'vinuy Holdings Ltd.	37.5	37.5
Canadian Highways Investment Corporation	25.0	–
Chic Singapore Holding Pte Ltd.	–	25.0

Within 45 days from the date on which the Minister of Finance approves the request, the shareholders will change the division of the holdings in the share capital of the Concessionaire as well as the means of control therein, as required by the agreement. On August 24, 2004, an approval of the request was received from the Minister of Finance. As at the signing date of the financial statements, the change in the holdings' structure of the company's share capital has not yet been executed.

6. In April 2004, Derech Eretz received a completion certificate and approval to operate the Highway in its entirety (substantial completion), and the income stabilization mechanisms went into effect. Until that date, since the partial opening of the highway did not constitute the full planned use of the project, the Concessionaire charged all of the net costs to the cost of the project (less amounts charged to the customers for use of the Highway) and beginning from this date the Concessionaire recognizes its operating results in the statement of operations, as described below.

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

7. Accounting principles have not yet been published in Israel regarding agreements for the construction and operation of public property by the private sector. Accordingly, the Israeli Accounting Standards Board (hereinafter – "the Standards Board") is currently holding discussions in connection with the accounting principles that will apply to arrangements between the public sector (hereinafter – "the Customer") and the private sector (hereinafter – "the Concessionaire") for the construction and operation of public property by the private sector. A draft proposal for a standard on the matter has even been prepared and was discussed on August 2, 2004 by a subcommittee of the Standards Board that is expected to apply to the Concessionaire (hereinafter – "the Proposed Standard").

   The Proposed Standard is intended to determine whether the Concessionaire should recognize the property as a non-monetary asset or as a financial asset that reflects the debt of the Customer toward it.

   The principles of the Proposed Standard are as set forth below:

   The general principle is that the party that should recognize the property as a non-monetary asset is the party that can produce the main benefits deriving from the property and that bears the main risks involved. If this party is the Customer then it will also have, concurrently, a liability to the Concessionaire for the payment of amounts that cover the consideration for construction of the property.

   For purposes of making this determination, a number of tests were provided that are to be examined concurrently while giving particular emphasis to tests having a higher chance of actually affecting the economic results (and ignoring factors or scenarios that have no substantial economic chance). The overall impact of the results of the tests should be evaluated as a whole and, in addition, consideration should be given to the position of the various parties to the transaction, including the expectations and motivating factors that resulted in their agreeing to the various conditions of the arrangement, as well as the manner and rate of the outside financing.

   Components relating only to services in the period of operation are irrelevant for determining which party should recognize the property as a non-monetary asset, and therefore they should be disregarded when evaluating the risks.

   The financial asset will accrue financing income according to the specific rate of return of the financial asset and it will be paid from the proceeds in respect of the property. The balance of the payments (the total of the payments less principal and interest payments) will be recognized as operating income corresponding to the operating costs.

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

Based on the overall evaluation of the tests, as well as on the position of the parties to the arrangement and the manner and rate of the external financing, the proper accounting treatment of the asset is treatment thereof as a financial asset in the Concessionaire's financial statements.

As a result of the Proposed Standard, some of the Concessionaire's shareholders, that are companies whose shares are traded on the Tel-Aviv Stock Exchange, requested from the staff of the Securities Authority to receive in advance its approval for the accounting treatment in the Concessionaire's financial statements in accordance with the principles of the Proposed Standard. On August 24, 2004, approval of the staff of the Securities Authority for such treatment was received, wherein it was stated, among other things, that when the Standard is published in its final form, the Concessionaire will be required to examine the required adjustments, if any.

The principle accounting policies are set forth below:

(1) Financial asset

The financial asset includes costs incurred during construction of the property, including financing costs, net of amounts charged to customers for use of the Highway that were charged to the property until the date of the substantial completion. In addition, the amount of the debt to the State deriving from the options issued to it has been recorded to the financial asset. The financial asset will be paid over the period of the concession based on the proceeds received in respect of the property, and it bears an annual yield at the rate of 8%–9%.

(2) Financing income

The financing income includes financing income in respect of the financial asset that was accrued according to its rates of return and financing income in respect of deposits and short-term investments as realized.

(3) Financing expenses

Financing expenses are recorded on the statement of operations as incurred.

(4) Operating income

The operating income was calculated on the basis of the operating and maintenance expenses recorded in the statement of operations in the reported period, plus a fixed margin. The rate of the operating profit is 18% and was determined taking into account the anticipated cash flows and the rate of return on the financial asset (see Section (1), above).

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

(5) Operating and maintenance expenses

The operating and maintenance expenses are charged to the statement of operations as incurred.

(6) Deferred taxes

The Concessionaire creates deferred taxes in respect of temporary differences. Temporary differences are the differences between the value of assets and liabilities for tax purposes and for accounting purposes. Taxes are deferred in respect of differences relating to assets the consumption or amortization of which is allowed for tax purposes. Deferred tax balances (asset or liability) are calculated according to the liability method on the basis of the tax rates that will apply when the deferred taxes are utilized, or the tax benefits are realized, as such are known on the date of the financial statements.

As a result of the aforementioned the Concessionaire recorded a provision for taxes at the rate of 30% of its accrued earnings.

(7) On August 29, 2004, the Concessionaire received a pre-ruling from the Income Tax Authorities, pursuant to which if the Concessionaire complies with the conditions set forth below, for tax purposes it will report its taxable income (in its tax reconciliation statement) in accordance with the method indicated in the preliminary confirmations received in the past, that is, based on the "traditional accounting" ("investment in leased real estate" is considered a "fixed asset", amortization of the investment in leased real estate is based on the income tax rules (deduction of lease fees), and provision of a deduction for inflation in respect of the said amortization, deduction of financing expenses (subject to Section 17(1) of the Ordinance) etc.), all as arises from the confirmations it received in the past.

The conditions are:

- An advance confirmation is given by the Securities Authority for application of the new accounting treatment.
- The Concessionaire will apply the same policy for tax purposes over the entire period of the project.
- The Concessionaire will be permitted to distribute dividends to its shareholders based on the project's original cash flows model providing that these dividends were distributed from taxable income.

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

8. Pursuant to that stated in the financing agreements, on April 28, 2004, the amount of NIS 11.2 million was invested in shares by the shareholders of the Concessionaire and the amount of NIS 550.4 million was invested in subordinated loans, linked to the Consumer Price Index and bearing annual interest of 8% and regarding which repayment dates have not yet been determined. Out of the above amount, amounts totaling NIS 27 million that were received from the shareholders in excess of their contractual investment commitment are presented in the "current liabilities" category in the Concessionaire's financial statements.

9. For purposes of computing the Company's share in the earnings of the Concessionaire, the Company's share was reduced due to options issued by the Concessionaire to the State of Israel, as stated in Section 10, below. In addition, owing to determination of the accounting treatment for the project as a concession project, during the period of the report the Company recorded the amount of NIS 36 million, net, in the "other income" category as a result of recognizing income that was deferred in prior years in respect of the Company's share in the contractor's earnings from construction of the project, which up until receipt of the Security Authority's approval of the accounting treatment, was recorded on the Concessionaire's books in the "projects in process" account.

10. As mentioned in Note 2(D)(9) of the Annual Financial Statements, pursuant to the provisions of the Concession Contract, an agreement was signed between the State, the Concessionaire and the Concessionaire's shareholders, under which the Concessionaire granted to the State, for no consideration, 49 options for certificates conveying the right to participate in profits (hereinafter – "the Options") which give their holders the right to acquire certificates conveying a 49% share of every dividend distribution made by the Concessionaire's and a 49% interest in every repayment of principal and interest with respect to subordinated debt. The exercise period of the options begins one year after completion of the construction and runs up to the end of the concession period. The exercise price for each option warrants is NIS 147 million, and they are linked to the CPI of April 1996 and bear interest at the annual rate of 8% beginning from July 19, 2002.

    Following the granting of long-term subordinated loans by the Concessionaire's shareholders on April 28, 2004, in the total amount of NIS 523.3 million and since exercise of the options is probable, the Concessionaire recorded, on the same date, a liability to the State in the amount of NIS 503 million, which constitutes the total amount of the commitment to the State in respect of its entitlement to receive 49% of the principal and interest in respect of the subordinated debt, as against the financial asset. The amount the State will be required to pay if it exercises the option bears annual interest at the rate of 8%, as mentioned above, whereas the difference between the amount that will be invested by the State and the total amount of the liability is an additional cost the Concessionaire is to pay, as part of the agreements signed in the financial closing, and it bears annual interest according to the rate of return determined for the financial asset (9%).

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

The aforementioned liability to the State is linked to the Consumer Price Index, bears annual interest at the rate of 8% and has not yet been given a repayment date (the same as the subordinated loans of the shareholders).

11. As at the approval date of the financial statements legal claims have been filed against the contractor in the aggregate amount of NIS 14.5 million and claims in connection with performance of work in the project, in the aggregate amount of NIS 45 million. On the other hand, the contractor has filed and is in the process of filing claims against subcontractors with respect to performance of work in the project, in the amount of NIS 67 million. The contractor's management, based on the opinion of its legal advisors, recorded provisions on the partnership's books in respect of the balance of the aforementioned claims, in the amount of NIS 6 million. In the estimation of the contractor's management, the total amount of the provisions is sufficient and constitutes appropriate coverage for the above-mentioned claims.

12. On July 5, 2004 a petition was filed with the Supreme Court sitting as the High Court of Justice against the Minister of Transportation, the Minister of Finance, the Minister of National Infrastructures, Cross Israel Highway Company Ltd., the Appeal Committee convened under the Toll Road Law (National Israel Highway) – 1995, and Derech Eretz Highways (1997) Ltd. (hereinafter – "Concessionaire"). In the petition, the petitioners request that the Court issue a conditional order against the respondents instructing them to explain why Regulations 1, 8, 11, 12 and 14 regarding payments for compensation and the reimbursement of expenses (hereinafter – "compensation amounts") and the supplement to the Toll Road Regulations (National Israel Highway) (Enforcement of Payments) – 1999, should not be cancelled; or alternatively, why Section 12(B)(1)(2) of the Toll Road Law should not be cancelled; or alternatively why the maximum amount of a debt claim should not be set at NIS 7,000 and the compensation amounts be reduced by 70%, in effect retroactively. On July 9, 2004 it was decided that a hearing would be held on the petition before a panel of three judges, and that responses to the petition are to be submitted no later than 10 days before the date of the hearing, which is March 16, 2005. The petitioners submitted a request to advance the date of the hearing, which was rejected. Furthermore, on July 22, 2004 a petition to join the petition was submitted as well as an urgent request for issuance of an interim order to release a motor vehicle that had been detained by the Concessionaire and recalculation of the petitioner's debt in light of the amendment to the Toll Road Regulations. The request for issuance of an interim order was rejected by the Supreme Court and it was decided that the petition would be heard before a panel of three judges. A date for the hearing has not yet been set.

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

In the opinion of management of the Concessionaire and its legal advisors, the chances of the petitions being accepted as filed are lower than the chances of them being rejected due to, among other things, the decision of the Registrar of the Supreme Court that the request for a preliminary hearing does not indicate any special urgency, particularly in light of the fact that the regulations on the matter have been amended and the relevant "fines" have been reduced, and taking into account the Supreme Court's decision to reject the request for issuance of an interim order. In the opinion of management of the Concessionaire, on the basis of the opinion of its legal counsel as aforementioned and an evaluation of the possible financial effects of the petitions, there is no need to include a provision in the financial statements.

13. In accordance with the concession contract signed by the State and the Concessionaire, the Concessionaire is required to execute expansion work of the highway, as defined in the concession contract, upon the fulfillment of expansion conditions, as specified in the concession contract (hereinafter – "the Expansion Work"). The contractor and the Concessionaire have an agreement, which rises to the level of a contract, with respect to the execution of certain expansion work by the contractor for the Concessionaire during the construction period of the highway. On November 21, 2004, the Concessionaire and the contractor signed a letter of agreement (hereinafter – "the Letter of Agreement") in the framework of which, among other things, the parties agreed on the right of the contractor to be paid the cost of the Expansion Work executed by the contractor during the construction period of the highway (linked to the Consumer Price Index), subject to fulfillment of all the conditions specified in the Letter of Agreement as follows:

(a) Fulfillment of the expansion conditions specified in the concession contract.
(b) Inspection of the suitability of the elements composing the expansion work, as at the time of payment.
(c) Receiving the agreement of the senior lenders.
(d) The expansion reserve account is at the required level.

Up to the signing date of the financial statements, the Concessionaire received the approval of the senior lenders (Dollar and NIS agents) for the Letter of Agreement.

With respect to conditions (a) and (b), set forth above, an opinion was received from independent external advisors according to which it is probable that the conditions will be fulfilled. Furthermore, a legal opinion was received by which the senior lenders will be under a contractual obligation to provide to the Concessionaire their approval to use the funds required for paying the contractor in respect of the relevant Expansion Work upon fulfillment of the circumstances and conditions stipulated in the Letter of Agreement and in the opinion of the Concessionaire, it expects to have available funds to pay for all of the expansion work on the dates on which it is anticipated that the relevant expansion conditions will be fulfilled. Furthermore, estimates regarding the dates on which the expansion conditions will be fulfilled are included in the Project's financial model.

Amounts are in thousands of NIS unless otherwise stated

Note 2 - Contingent Liabilities and Commitments (cont'd)

G. Cross Israel Highway Project (cont'd)

As a result of the aforementioned, in the current quarter the contractor included on its financial statements for the current quarter a long-term liability, in the amount of NIS 18 million, in the amount of the present value (based on a capitalization rate of 5.5%) of the payments the Concessionaire is expected to make in respect of the Expansion Work that was executed by the contractor as stated above.

In the estimation of the contractor's Management, based on the supporting documentation referred to above, execution of the payments is probable in installments, in the years 2007 to 2010.

Note 3 - Events Occurring During the Period of the Report

A. In March 2004, the Company's General Meeting decided to approve an increase of the Company's authorized capital by NIS 6,000,000, such that, after the increase, it will stand at the rate of NIS 7,000,000 divided into 70,000,000 ordinary shares of NIS 0.1 par value each.

In addition, it was decided in March 2004, to issue bonus shares of NIS 0.1 par value each, for no consideration, to all of the Company's shareholders on the determination date, at the rate of 900% of the Company's total issued and paid-up share capital, such that every shareholder holding one ordinary share of NIS 0.1 par value on the determination date, will be entitled to receive, for no consideration, 9 shares of NIS 0.1 par value each, as fully paid, this being against capitalization of NIS 4,169,009 of capital reserves, included in the Company's shareholders' equity, to share capital.

The total number of bonus shares to be issued is 41,690,088 shares, such that, after the issuance, the Company's issued and paid-up share capital will stand at NIS 4,632,232, divided into 46,322,320 ordinary shares of NIS 0.1 par value each. This change was also taken into account with respect to the comparative data presented in the statement of operations.

B. Africa Israel Properties Ltd., a subsidiary of the Company (hereinafter – "Africa Properties")

1) Issuance of shares, debentures and options –

(a) At the General Meeting of Africa Properties, held on August 11, 2004, it was decided to increase Africa Properties' authorized share capital by NIS 14,880,000. In addition, it was decided to consolidate and change the rights conveyed by the existing shares such that Africa Properties' authorized share capital will be NIS 15,000,000 divided into 15,000,000 ordinary shares of NIS 1 par value.

In addition to that stated above, Africa Properties issued additional shares to its shareholders in the total amount of NIS 2 par value.

Amounts are in thousands of NIS unless otherwise stated

Note 3 - Events Occurring During the Period of the Report (cont'd)

B. Africa Israel Properties Ltd., a subsidiary of the Company (hereinafter – "Africa Properties") (cont'd)

In September 2004, 9,000 ordinary shares of NIS 1 par value each of Africa Properties were issued to the Company in exchange for all the Company's rights and obligations in connection with a real estate transaction. 9,875,000 ordinary shares of NIS 1 par value each were also issued as bonus shares.

In addition, the General Meeting of Africa Properties, decided to increase Africa Properties' authorized share capital such that Africa Properties' authorized share capital will be NIS 20,000,000.

(b) On February 5, 2004, Africa Properties, issued a series of registered, non-marketable debentures with an aggregate principal par value of NIS 261 million (out of a series of NIS 400 million), to institutional investors, which are scheduled for repayment in the years 2006 through 2013 in 8 equal annual installments, bearing interest at the annual rate of 5.6%, and linked (principal and interest) to the Consumer Price Index of December 2003. In the debentures, Africa Properties undertook to comply with certain financial conditions, as described in Note 2E(3)(a).

(c) On September 28, 2004, shares, convertible debentures (Series B) (hereinafter – "the Debentures") and options (Series 2) of Africa Properties were issued to the public based on a prospectus, as follows:

i) Shares –

2,000,000 ordinary registered shares of NIS 1 par value each.

The net proceeds from the issuance attributed to the shares amounted to NIS 197 million.

ii) Debentures (Series B) –

NIS 150,000,000 par value registered debentures, listed for trading on the stock exchange. The debentures bear annual interest of 4.65%, linked to the CPI.

The principal of the debentures is linked to the CPI and is repayable in 4 equal annual installments on October 2 of each of the years 2006–2009 (inclusive).

Amounts are in thousands of NIS unless otherwise stated

Note 3 - Events Occurring During the Period of the Report (cont'd)

B. Africa Israel Properties Ltd., a subsidiary of the Company (hereinafter – "Africa Properties") (cont'd)

The debentures are convertible, up to September 18, 2009, into ordinary registered shares of NIS 1 par value each, in such a manner that if the conversion is made up to September 18, 2006 the conversion premium is based on NIS 130 par value of debentures for one ordinary share of NIS 1 par value (subject to adjustments), and from September 19, 2006 and if the conversion is made thereafter, the conversion rate is based on NIS 145 par value of debentures for one ordinary share of NIS 1 par value (subject to adjustments).

The debentures were issued in excess of their par value. The amount of the premium after attributing value to the shares, options (Series 1) and options (Series 2), is 3.87%.

The exact final rate of the premium, after also taking into account the issuance of additional debentures due to the exercise of options (Series 2), if exercised, will be determined after the end of the exercise period of the options (Series 2), which is September 30, 2005.

The net proceeds from the issuance attributed to the debentures (Series B) amounted to NIS 151 million.

iii) Options (Series 1) –

1,000,000 registered options (Series 1), exercisable up to December 31, 2007 for ordinary shares of NIS 1 par value, such that every option (Series 1) is exercisable for one ordinary share against a cash payment of the exercise premium of NIS 130, linked to the CPI (subject to adjustments).

The net proceeds from the issuance attributed to the options (Series 1) amounted to NIS 20 million.

The Company committed that on December 29, 2005, it would offer to acquire during the course of trading on the stock exchange, all of the options (Series 1) at a price of NIS 20 per option, linked to the CPI.

Amounts are in thousands of NIS unless otherwise stated

Note 3 - Events Occurring During the Period of the Report (cont'd)

B. Africa Israel Properties Ltd., a subsidiary of the Company (hereinafter – "Africa Properties") (cont'd)

iv) Options (Series 2) –

1,000,000 registered options (Series 2), exercisable up to September 30, 2005 for NIS 100,000,000 par value debentures (Series B), in such a manner that every option (Series 2) is exercisable for NIS 100 par value of debentures (Series B) against a cash payment of the exercise premium of NIS 95, linked to the CPI.

The net proceeds from the issuance attributed to the options (Series 2) amounted to NIS 9 million.

Attribution of the net proceeds was calculated based on the relative weight of the value of the securities issued (shares, debentures, options (Series 1) and options (Series 2)), in relation to the total value of the securities issued. The value of the securities issued was determined based on the average price of the securities on the stock exchange in the first three trading days after the issuance.

(d) As a result of the issuance to the public of Africa Properties, as stated above, in the third quarter the Company recorded a gain from issuance to a third party, in the amount of NIS 60 million. On September 30, 2004, the Company holds 83% of the issued share capital of Africa Properties (at December 31, 2003 – 100%).

2) In September 2004, the Board of Directors of Africa Properties approved a plan for issuance of options to employees of Africa Properties or its subsidiary or the Company (Africa Properties' parent company) (hereinafter – "the Plan"). Pursuant to the Plan, Africa Properties, the Company will issue to 15 of the Company's employees holding senior positions with Africa Properties (of which 5 serve as directors of Africa Properties and 2 serve as officers of Africa Properties) or provide it services, and an employee of its subsidiary, 235,500 non-marketable options (hereinafter – "the Options") exercisable for 235,500 ordinary shares of NIS 1 par value each of Africa Properties (subject to adjustments) (hereinafter – "the Exercise Shares"). In any case of exercise of the Options, the full amount of the Exercise Shares will not be issued but, rather, only that quantity of shares that reflects the benefit component of the Options exercised, as will be calculated on the exercise date of such Options. The Plan is subject to receipt of the required approvals under Section 102 of the Income Tax Ordinance (New Version), 1961.

The Options may be exercised during a period of three years, beginning at the end of three years from the date of their issuance and up to the end of six years from the date of their issuance. The Plan includes provisions with respect to exercise of the Options in cases of termination of the employer–employee relationship.

As at the signing date of the financial statements, the Plan has not yet become effective.

Amounts are in thousands of NIS unless otherwise stated

Note 3 - Events Occurring During the Period of the Report (cont'd)

B. Africa Israel Properties Ltd., a subsidiary of the Company (hereinafter – "Africa Properties") (cont'd)

3) Africa Properties, through a subsidiary, signed a memorandum of understanding with a foreign company (hereinafter – "the Purchaser"), for sale of 50% of the issued shares of another subsidiary, which holds 100% of the rights in a rental property overseas.

The consideration for the transaction was set at €21 million, subject to possible adjustments to be derived from, among other things, the amount of the foreign company's bank financing on the closing date, as well as the results of the due diligence examination to be performed by the Purchaser. An exact mechanism for adjusting the consideration was not provided in the memorandum of understanding but, rather, the parameters were set forth on the basis of which the consideration was determined, with the understanding that if a change takes place in these parameters up to the closing date, such change will obviously automatically trigger adjustment of the consideration.

Closing of the transaction is subject to fulfillment of a number of preconditions, including completion of the due diligence examination and the signing of a detailed agreement between the parties.

In addition, it was agreed in the memorandum of understanding, that closing of the transaction will take place within 45 days of the signing of the detailed agreement. Nonetheless, since maximum time ranges are involved, which are not necessarily unchangeable, it is not possible at this point to make a precise determination of the transaction's closing date and, in turn, of the date the gain therefrom will be recognized.

If the transaction is finalized, the Company is expected to record a net gain deriving therefrom in its financial statements in the amount of NIS 95 million (subject to adjustments as stated above).

4) In July 2004, an options agreement was signed between the Company, Africa Properties and Bank Leumi L'Israel Ltd. pursuant to which Africa Properties granted an option to Bank Leumi, exercisable up to July 22, 2007, to acquire an amount of shares of Africa Properties that will constitute 5% of every type of means of control of Africa Properties.

The exercise price of the options will be determined based on the highest of the following: i) the average closing prices of Africa Properties' shares in the 90 days preceding the date the notification of exercise is delivered, ii) the amount of Africa Properties' shareholders' equity, or iii) if a prospectus is published during the 90-day period preceding the date the notification of exercise is delivered, the price per share at which the shares of Africa Properties were offered in the prospectus.

Amounts are in thousands of NIS unless otherwise stated

Note 3 - Events Occurring During the Period of the Report (cont'd)

5) In September 2004, the Board of Directors of Africa Properties decided to set a dividend policy pursuant to which once every calendar year a dividend will be distributed at the rate of 50% of the lower of the following two amounts: i) Africa Properties' net income in the calendar year preceding in which the dividend is distributed; or Africa Properties' cash flows from operating activities based on the consolidated statement of cash flows for the calendar year preceding in which the dividend is distributed.

That stated above, is subject to the provisions of all law and in particular, the existence of distributable earnings in accordance with the Companies Law, 1999, discharge of liabilities to third parties as they will exist from time to time, the cash flow requirements of Africa Properties and its sources at any time, and subject to specific decisions of Africa Properties' Board of Directors in respect of every distribution and any other decision the Board of Directors is authorized to make from time to time, including regarding the earmarking of Africa Properties' earnings and a change of this policy.

C. In January 2004, Africa Israel International Investments (1997) Ltd., a wholly-owned subsidiary of the Company, issued a series of registered, non-marketable debentures with an aggregate principal par value of NIS 44.3 million (out of a series of NIS 45 million), to institutional investors, which are scheduled for repayment in the years 2006 through 2009 in 4 equal annual installments, bearing interest at the annual rate of 5%, repayable semi-annually, and linked (principal and interest) to the representative exchange rate of the U.S. dollar.

D. In July 2004, Africa Israel Finances and Investments (2004) Ltd., a wholly-owned subsidiary of the Company, issued 3 series of registered, non-marketable debentures with an aggregate principal par value of NIS 100 million to institutional investors, which are scheduled for repayment in 1 installment of principal and interest at the end of 12 months from the issuance date. One series of the debentures is of an aggregate principal par value of NIS 23 million, linked to the dollar and bearing interest at the annual rate of 3.6%, the second series is of an aggregate principal par value of NIS 73.5 million, linked to the CPI and bearing interest at the annual rate of 5.1%, and the third series is of an aggregate principal par value of NIS 4.2 million, unlinked and bearing fixed interest at the annual rate of 6.3%. The debentures are secured by a lien on the rights of a subsidiary of the Company to receive profits deriving from the Trebika project in New York (after payment of the mortgage to the financing bank and the project's expenses) and by a guarantee of the Company and of a third party which is partner of the Company in the Trebika project. The debentures were given a rating of "Aa1" by Midrug Ltd.

E. In May 2004, Africa Israel Hotels Ltd., a subsidiary, (hereinafter – "Africa Hotels") made a private issuance to institutional investors of non-marketable debentures, Series C. The total scope of the issuance amounted to NIS 87 million.

The investors were given an option, for no consideration, pursuant to which they will be able to acquire an additional amount of debentures in the ratio of two-thirds of the number of debentures they already purchased, at the end of nine months from the issuance date in exchange for a payment of NIS 1 linked to the CPI for each debenture of NIS 1 par value.

Amounts are in thousands of NIS unless otherwise stated

Note 3 - Events Occurring During the Period of the Report (cont'd)

In May 2004, institutional investors exercised their right to acquire additional debentures, constituting NIS 83 million par value of debentures, in such a manner that Hotels issued additional debentures in the amount of NIS 55.33 million.

The debentures are for a ten-year period, with equal quarterly principal repayments over the life of the debentures, plus interest at the rate of 5.8% on the unpaid balance. The principal and the interest are linked to the CPI "known" on the issuance date.

The debentures are secured by a fixed, first priority lien on the real estate on which the Crowne Plaza, Tel-Aviv is situated and a guarantee of the Company.

Africa Hotels intends to use the proceeds of the issuance for purposes of business expansion and development and, therefore, it entered into an agreement with the Company pursuant to which the monies deriving from issuance of the debetures will be deposited with the Company in a CPI-linked deposit bearing interest at the rate of 5.95% up to the end of the period of the debentures. Africa Hotels will be able, subject to agreement the parent company, to request the proceeds of the issuance, in whole or in part, by means of provision of a written notice, delivered at least 7 business days prior to the requested repayment.

This agreement was approved on August 18, 2004, by Africa Hotels' Audit Committee and by its Board of Directors, as well as by its General Meeting on November 10, 2004.

F. During the period of the report, a subsidiary of the Company sold shares of Danya Cebus. The net gain recorded on the sale amounted to NIS 11.3 million.

In September 2004, Tadiran Telecom Business Systems Ltd. (an investee company) issued shares to a third party. As a result, the Company recorded a net gain from issuance to a third party, in the amount of NIS 2.6 million.

G. During the period, the prices of iron inputs for construction increased significantly. This factor has a material adverse impact on the activities of a subsidiary.

H. In June 2004 the Knesset passed Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 (hereinafter – "the Amendment"). The Amendment provides a gradual reduction in the Companies Tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and in 2007 and thereafter the tax rate will be 30%. The change in the tax rates did not have a material effect on the financial statements.

I. Further to that stated in Note 2(D)(20) of the Annual Financial Statements regarding a subsidiary registered overseas, in which the Company holds 80% of capital and voting rights, in December 2003, the subsidiary entered into a transaction involving sale of its rights in a real estate property located overseas.

Amounts are in thousands of NIS unless otherwise stated

Note 3 - Events Occurring During the Period of the Report (cont'd)

During the period, the subsidiary increased its construction rights in the said real estate property and, accordingly, the consideration in respect of sale of its rights was increased by an additional NIS 73 million. As a result, the Company recorded a net gain in its financial statements for the quarter in the amount of NIS 34 million.

H. During the period, holders of the Company's convertible debentures exercised 2,014 options (Series A) for 20,140 ordinary shares of NIS 0.1 par value each, and 29,743 options (Series B) for 297,430 ordinary shares of NIS 0.1 par value each

Note 4 - Seasonality

The cycle of business revenues and operating results in some of the Company's segments of activity are affected by, among other things, a seasonal factor. In the textile sector, the revenues are usually higher in the first and last quarters of the year in comparison with the other quarters. In the hotels sector, the revenues in the first quarter are generally lower than the other quarters.

Note 5 - Events Subsequent to the Balance Sheet Date

A. Africa Hotels is in the process of negotiations for acquisition of 50% of the shares of Pride Dead Sea Ltd., the owner of the Dead Sea Golden Tulip Hotel, and receipt of management of the Hotel by virtue of a management agreement to be signed in Pride Dead Sea Ltd. to Hotels for a period of 10 years.

B. Subsequent to the balance sheet date, Tadiran Telecom Business Systems Ltd. (an investee company) (hereinafter – "Tadiran Telecom") entered into an undertaking in an agreement for sale of it activities in the area of maintenance services, the service, marketing and sale of products in Israel and in the Palestinian territories, except for certain products detailed in the agreement.

The consideration for the transaction was fixed at $6.7 million, subject to adjustments. In addition, Tadiran Telecom will be given an option to purchase shares of the acquiring company constituting 10% of its total share capital.

As a result of the above-mentioned transaction, Tadiran Telecom is expected to record a net gain in its financial statements in the amount of NIS 39 million (the Company's share in the expected gain is NIS 10 million.

Amounts are in thousands of NIS unless otherwise stated

Note 5 - Events Subsequent to the Balance Sheet Date (cont'd)

C. In November 2004, Danya Cebus (an investee company) (hereinafter – "Danya") signed a memorandum of understanding with the shareholders of Summit Companies of Jacksonville Inc. a company registered in Florida and which is engaged primarily in the area of residential construction (hereinafter – "the Florida Company") for execution of a transaction the main thrust of which is acquisition by a wholly-owned subsidiary of Danya, of 100% of the share capital of the Florida Company (on a fully-diluted basis) from the two shareholders of the Florida Company. The base consideration that is to be paid at the time of the closing of the transaction is US$20 million. In addition, the shareholders of the Florida Company will be entitled to one-third of the net income each year for a period of 3 fiscal years after the closing of the transaction up to the amount of US$5 million.

Pursuant to the memorandum of understanding completion of the aforementioned transaction is subject to a number of conditions, including, execution of due diligence examinations of the Florida Company by Danya, the signing of detailed employment agreements with the shareholders of the Florida Company including their employment as officers, verification of the representations received, approvals by the bodies authorized by the parties and obtaining of the approvals required by law, if any. It was also provided that the due diligence examinations and the signing of the detailed employment agreements shall be completed (if completed) within four months of the signing date of the memorandum of understanding and the closing of the transaction is expected to take place on February 28, 2005.

In addition, it was agreed that each of the parties is permitted to refrain from signing the detailed employment agreements for whatever reason (that is, even for reasons not related to the conditions described above), subject to payment of liquidated damages in the circumstances spelled out in the memorandum of understanding.

Based on the data provided by the Florida Company and its shareholders, the Florida Company's total revenues in 2003 amounted to US$256 million.

D. On November 24, 2004, Africa Israel Finances and Investments (Securitization 1) Ltd., a wholly-owned subsidiary of the Company, issued 2 series of registered, non-marketable debentures with an aggregate principal par value of NIS 212 million to institutional investors, which are scheduled for repayment in 1 installment of principal at the end of 18 months and payment of interest every 6 months from the issuance date. One series of the debentures is of an aggregate principal par value of NIS 127.42 million, linked to the CPI and bearing interest at the annual rate of 4.85%, the second series is of an aggregate principal par value of NIS 84.6 million, unlinked and bearing interest at the annual rate of 6.15%. The debentures are secured by a lien on the rights of a subsidiary of the Company to receive profits deriving from the Down Town by Philippe Starck (15 Broad St.) project in New York (after payment of the mortgage to the financing bank and the project's expenses) and by a guarantee of the Company and of a third party which is partner of the Company in the project. The debentures were given a rating of "Aa2" by Midrug Ltd.

Amounts are in thousands of NIS unless otherwise stated

Note 5 - Events Subsequent to the Balance Sheet Date (cont'd)

E. The Company, through a subsidiary, entered into a series of agreements on an agreement for acquisition of areas in Las Vega, located on Las Vega Blvd., together with other partners (including a company owned by Mr. Lev Leviev, the Company's controlling shareholder) for an aggregate cost of $160 million. The share of the Company and of Mr. Lev Leviev in the transaction is expected to be 13.75% each. The framework of the transaction and Mr. Lev Leviev's participation therein were approved by the Audit Committee and the Company's Board of Directors on November 26, 2004, and it also requires approval of the Company's General Meeting.

Note 6 - Financial Statements Attached

The Company attaches to these financial statements the financial statements of the partnership and the following affiliates:

- Derech Eretz Highways (1997) Ltd.
- Derech Eretz Corporation Joint Venture – Registered Partnership
- Vash Telecanal Ltd.
- Afriram Ltd.
- Alon Israel Oil Company Ltd.

Note 7 - Segment Information

	Initiations	Contracting	Infra-structures	Rental properties	Hotels	Industry	Communications (1)	Other	Adjustments	Consolidated
	Reported Amounts									
For the nine months ended September 30, 2004										
Segment revenues	**851,032**	**717,463**	**208,071**	**184,802**	**174,925**	**334,249**	**-**	**92,841**	**(132,215)**	**2,431,168**
Segment expenses	**303,797**	**13,227**	**26,298**	**108,909**	**476**	**(8,779)**	**-**	**92,841**	**(9,916)**	**526,853**

	Initiations	Contracting	Infra-structures	Rental properties	Hotels	Industry	Communications (1)	Other	Adjustments	Consolidated
	Amounts adjusted for the effect of inflation in terms of NIS of December 2003									
For the nine months ended September 30, 2003										
Segment revenues	268,029	508,756	387,925	162,319	144,478	296,782	9,961	39,867	(80,316)	1,737,801
Segment expenses	116,389	10,385	10,534	95,882	(13,251)	2,872	(42,838)	39,867	(33,549)	186,291

(1) During the nine months ended September 30, 2003, the communications segment was included in the Company's consolidated financial statements. Commencing with the fourth quarter of 2003, the communications segment is presented as part of "earning (losses) from affiliated companies".

Note 7 - Segment Information (cont'd)

	Initiations	Contracting	Infra-structures	Rental properties	Hotels	Industry	Commun-ications (1)	Other	Adjust-ments	Consolid-ated
	Reported Amounts									
For the three months ended September 30, 2004										
Segment revenues	**215,301**	**238,390**	**46,112**	**63,496**	**69,487**	**95,156**	**-**	**74,193**	**(43,011)**	**759,124**
Segment expenses	**58,532**	**4,400**	**20,233**	**38,380**	**4,646**	**(17,868)**	**-**	**74,193**	**(7,242)**	**175,274**

	Initiations	Contracting	Infra-structures	Rental properties	Hotels	Industry	Commun-ications (1)	Other	Adjust-ments	Consolid-ated
	Amounts adjusted for the effect of inflation in terms of NIS of December 2003									
For the three months ended September 30, 2003										
Segment revenues	91,550	184,820	144,532	58,471	64,568	89,771	4,799	28,379	(43,285)	623,605
Segment expenses	38,059	(15,935)	3,835	34,920	4,561	(6,964)	(11,713)	28,379	8,424	83,566

	Initiations	Contracting	Infra-structures	Rental properties	Hotels	Industry	Commun-ications (1)	Other	Adjust-ments	Consolid-ated
	Amounts adjusted for the effect of inflation in terms of NIS of December 2003									
For the year ended December 31, 2003										
Segment revenues	556,996	778,306	520,068	223,834	203,017	402,279	9,961	37,930	(119,575)	2,612,816
Segment expenses	338,295	3,489	31,295	127,182	(10,913)	(5,247)	(42,826)	21,121	(144,498)	317,898

(1) During the nine months ended September 30, 2003, the communications segment was included in the Company's consolidated financial statements. Commencing with the fourth quarter of 2003, the communications segment is presented as part of "earning (losses) from affiliated companies".

21/12/2004

Transaction Report Pursuant to the Securities Regulations (Transaction between a Company and Its Controlling Shareholders) 5761-2001

Pursuant to the Securities Regulations (Transaction between a Company and Its Controlling Shareholders) 5761-2001 (hereafter: "**Controlling Shareholders Regulations**"), Africa-Israel Investments Ltd (hereafter: "**the Company**") hereby announces the convening of a special meeting on Sunday, January 16, 2005, at 12:00 hours, at the Company's offices at 4 Derech Hahoresh, Yehud.

1. **On the agenda:**

Approval of contractual engagement with controlling shareholder in connection with a joint company engaging in real estate investments in Las Vegas

Wording of draft resolution – to approve the contractual engagement of Al Nevada Holdings, Inc, a company registered in Nevada, United States, being wholly owned by the Company (hereafter: "**the subsidiary**") with the Boymelgreen Family of Nevada, LLC, a company registered in Nevada, United States, controlled by the Yeshayahu Boymelgreen family (hereafter: "**Boymelgreen**") and with LGS USA Investments, Inc, a company registered in Delaware, United States, controlled by Mr. Lev Leviev, controlling shareholder in the Company (hereafter: "**Leviev**") under a Limited Liability Company Agreement (hereafter: "**holding company agreement**") of Leviev Boymelgreen of Nevada, LLC (hereafter: "**the holding company**");

The holding company is engaged in real estate investments in Las Vegas, Nevada, USA, including, inter alia, the acquisition of rights, either directly or indirectly, either severally or jointly with others, in corporations acquiring and/or holding rights in real estate assets in Las Vegas and engaging in the development of such real estate assets for various purposes (hereafter: "**the resolution**").

2. **The following particulars are given in accordance with the Controlling Shareholders Regulations for the purpose of obtaining the meeting's approval for the resolution**

2.1 Essential elements and fundamental conditions of the transaction

2.1.1 The holding company agreement due to be executed between the subsidiary, Leviev's company and Boymelgreen's company provides, inter alia, as follows:

(1) Membership interest in the holding company as aforesaid shall stand at 35% to Boymelgreen, 32.5% to the subsidiary and 32.5% to Leviev.

(2) Each member shall be entitled to appoint one manager, and the managers shall manage the business of the holding company and its interests in resolutions by a majority of votes.

(3) Allocation of profits, losses and any other matter between the members shall take place pro rata to their respective membership interests in the holding company.

(4) Any transfer of rights in the holding company is subject to the consent of the other members.

(5) Members of the holding company shall provide pro rata financing for the holding company and if any one of the holding company members shall refrain from providing its share in the requisite financing, then such member's share in the companies' rights in the holding company shall be diluted proportionate to the amount of cash financing actually provided by the other members.

(6) Notwithstanding the aforesaid, if Boymelgreen wishes to refrain from providing its share in the financing of the holding company out of its own resources, the subsidiary shall offer it a loan in such amount as to enable Boymelgreen to advance its share in the financing on such conditions as shall be stipulated in the holding company agreement.

(7) A budget shall be prepared in every calendar year to include estimated expenses in connection with the activity of the holding company. Any change in the budget shall be made solely with the consent of all the members. The holding company's expenses as prescribed by the budget, as may be amended from time to time, shall be financed by the members of the holding company, pro rata to their membership interests in the holding company.

2.1.2 To date of this transaction report, the holding company has engaged under an agreement for the set up of a joint company in equal (50%: 50%) shares with a company owned by two foreign partners (hereafter: "**the foreign partners**") which shall acquire two adjacent real estate assets in an aggregate area of some 32 dunam (8 acres) on Las Vegas Boulevard, at an investment of some 160 million US dollars. Likewise, the holding company has initiated a move for the acquisition of one third of the foreign partners' rights in another company, in consideration of a sum of some 40 million US dollars. This company owns leasehold rights pursuant to a long-term leasehold agreement in a property in an area of some 22 dunam (5.5

acres) located adjacent to the aforesaid real estate assets, the value of which was fixed at some 165 million US dollars. In addition, the holding company is conducting negotiations for the set-up of another company, in equal shares with the foreign partners, such company being designated to engage in promoting a third party transaction in a "sale & leaseback" format, said transaction pertaining to another real estate asset in an area of some 7 dunam (1.75 acres) situated adjacent to the other real estate assets, in consideration of a sum of some 30 million US dollars. For further details on the holding company's investments, both currently extant and those taking shape, see clauses 3 and 4 of this transaction report.

2.2 **Name of controlling shareholder within the definition of that term in Section 268 of the Companies Law, holding a personal interest in the transaction, and the nature of such interest**

The names of the controlling shareholders, within the definition of that term of Section 268 of the Companies Law 5759-1999 (hereafter: **"the Companies Law"**) who may be deemed as holding a personal interest in the adoption of the resolution, are Mr. Lev Leviev, and corporations under his control, Memorand Ltd. Memorand Management (1998) Ltd. and Alkason (A.K.S.) Investments Ltd. Mr. Leviev holds (indirectly) some 65.37% of the issued share capital and voting rights in the Company. The controlling shareholders named in this sub-paragraph 2.2 may be deemed to hold a personal interest in the adoption of the resolution, by reason of their being parties at interest in Leviev's company, which constitutes a party to the holding company agreement and also constitutes one of the members of the holding company and is a party at interest therein.

2.3 **Name of each director holding a personal interest in the transaction and the nature of such interest**

Mr. Lev Leviev may be deemed to hold a personal interest in the resolution by reason of his holding (held indirectly, and including through a trustee) the entire issued share capital of Leviev's company, which is, as stated, a party to the holding company agreement and constitutes one of the members of the holding company, and by reason of his holdings in Memorand Ltd. and in Memorand Management (1998) Ltd., which are controlling shareholders in Leviev's company, and/or by reason of his holding directorial office in Memorand Ltd. and/or in Memorand Management (1998) Ltd.

3. Requisite majority for approval of the resolutions

The requisite majority at a general meeting and at an adjourned general meeting, for approval of the resolution as per Clause 1 aforesaid, is an ordinary majority of all votes of the shareholders being present at the

general meeting and being entitled to vote and having voted thereat, to the exclusion of the those abstaining, provided that one of the following is fulfilled:

3.1 The majority vote count at the meeting shall include at least one third of the total votes of shareholders not holding a personal interest in the approval of the resolution, being present at the meeting. In counting the votes of the aforesaid shareholders, those abstaining shall not be taken into account;

3.2 Total opposing votes from among the shareholders per sub-paragraph 3.1 aforesaid shall not exceed one percent (1%) of the total voting rights in the Company.

4. **Place and time for the convening of the general meeting**

The general meeting shall convene on Sunday, January 15, 2005, at 12:00 hours, at the Company's registered office, at 4 Derech Hahoresh, Yehud. If, half an hour after the time appointed for commencement of the meeting, a legal quorum is not present, the meeting shall be adjourned until Sunday, January 23, 2004 and shall be convened at the same place and at the same time.

5. **Determining date for eligibility**

The determining date for the eligibility of the shareholders to vote at the general meeting, as prescribed by Section 182 of the Companies Law, 5739-1999, is Sunday, January 9, 2005. According to the Companies Regulations (Proof of Shareholding for the Purpose of Voting in General Meeting) 5760-2000, a shareholder to whose credit a share is registered with a Stock Exchange member, and such share is included among the shares listed in the register of the Nominees Company, and who wishes to vote at the general meeting, shall furnish the Company with a confirmation from such Stock Exchange member as to its ownership of a share at the determining date, as prescribed by the aforesaid Regulations. Shareholders of the Company are entitled to participate in and vote at the meeting in person or by proxy having been duly empowered thereto. The instrument appointing the voting proxy and also the power of attorney (if any) by virtue of which it was executed, shall be deposited at the Company's offices at least 48 hours prior to inauguration of the meeting.

6. **Perusal of documents**

This instrument, and the draft of the holding company's agreement, may be viewed at the Company's offices at 4 Derech Hahoresh, Yehud. Tel. 03-5393535, during ordinary office hours, all until the date and time appointed for the meeting.

Date: December 21, 2004

Transaction Report Pursuant to the Securities Regulations
(Transaction between a Company and Its Controlling Shareholders) 5761-2001

1. Pursuant to the Securities Regulations (Transaction between a Company and Its Controlling Shareholders) 5761-2001 (hereafter: "**Controlling Shareholders Regulations**"), Africa-Israel Investments Ltd (hereafter: "**the Company**") hereby announces the convening of a special meeting on Sunday, January 16, 2005, at 12:00 hours, at the Company's offices at 4 Derech Hahoresh, Yehud.

   On the agenda:

   Approval of contractual engagement with controlling shareholder in connection with joint company engaging in real estate investments in Las Vegas

   Wording of draft resolution – to approve the contractual engagement of AI Nevada Holdings, Inc, a company registered in Nevada, United States, being wholly owned by the Company (hereafter: "**the subsidiary**") with The Boymelgreen Family of Nevada, LLC, a company registered in Nevada, United States, controlled by the Yeshayahu Boymelgreen family (hereafter: "**Boymelgreen**") and with LGS USA Investments, Inc, a company registered in Delaware, United States, controlled by Mr. Lev Leviev, controlling shareholder in the Company (hereafter: "**Leviev**") under a Limited Liability Company Agreement (hereafter: "the **holding company agreement**") of Leviev-Boymelgreen of Nevada, LLC (hereafter: "**the holding company**");

   The holding company is engaged in real estate investments in Las Vegas, Nevada, USA, including, inter alia, the acquisition of rights, either directly or indirectly, either severally or jointly with others, in corporations acquiring and/or holding rights in real estate assets in Las Vegas and engaging in the development of such real estate assets for various purposes.
   (Hereafter: "**the resolution**").

   The aforesaid resolution was approved by the Company's Board of Directors at its meeting as of December 15, 2004, after approval thereto had been obtained from the Company's audit committee in its meeting as of that date (and further to preliminary discussions on the subject held by the audit committee and the Board of Directors on November 26, 2004).

   The following particulars are given in accordance with the Controlling Shareholders Regulations for the purpose of obtaining the meeting's approval for the resolution

2. Essential elements of the transaction

2.1 General

The subsidiary company, Leviev's company, and Boymelgreen's Company are due to contract pursuant to a holding company agreement in relation to the holding company, in such a way that the parties' holdings (membership interest) in the holding company shall be as follows:

2.1.1 The subsidiary - 32.5%
2.1.2 Leviev - 32.5%
2.1.3 Boymelgreen - 35.0%

As stated, the holding company is engaged in investment in the real estate sector in Las Vegas, Nevada, United States, and including, inter alia, in the acquisition of rights, whether directly or indirectly, whether severally or jointly with others, in corporations holding or acquiring rights in real estate assets in Las Vegas and engaging in the development of such real estate assets for various purposes.

2.2 The holding company's agreement

The holding company's agreement due to be executed between the subsidiary, Leviev's company and Boymelgreen's company provides, inter alia, as follows:

2.2.1 Membership interest in the holding company as aforesaid shall stand at 35% to Boymelgreen, 32.5% to the subsidiary and 32.5% to Leviev.

2.2.2 Each member shall be entitled to appoint one manager, and the managers shall conduct the business of the holding company and its interests in resolutions by a majority of votes.

2.2.3 Allocation of profits, losses and any other matter between the members shall be calculated pro rata to their respective membership interests in the holding company.

2.2.4 Any transfer of rights in the holding company is subject to the consent of the other members.

2.2.5 Members of the holding company shall provide pro rata financing for the holding company and if any one of the holding company members shall refrain from advancing its share in the requisite financing, then such member's share in the companies' membership interest in the holding company shall be diluted proportionate to the amount of cash

financing actually provided by the other members.

2.2.6 Notwithstanding the aforesaid, if Boymelgreen wishes to refrain from advancing its share in the financing of the holding company out of its own resources, other than in the framework of the financing required pursuant to sub-paragraph 2.2.9 hereafter, the subsidiary shall offer it a loan in such amount as to enable Boymelgreen to advance its share in the financing (hereafter: **"the loan")** on the following conditions:

(1) The loan amount shall not exceed the financing volume required of Boymelgreen's company, based on its rate of holding in the holding company; (2) The loan shall be repaid by Boymelgreen's company together with interest over a period of 8 months as of being provided; (3) The loan shall bear interest at a reasonable rate to be agreed between the parties, but not less than "Libor" plus 2%.

2.2.7 If Boymelgreen's company fails to repay the loan by due date thereof, the loan shall bear a higher rate of interest than is customary for a loan of the aforesaid type, but not less than "Libor" plus 5%. Moreover, in such event, the subsidiary shall be entitled, at its discretion, to convert the loan into additional financing of the holding company, as against dilution of the rate of holdings of Boymelgreen's company in the companies' interests in the holding company, respectively, in accordance with the mechanism described in sub-paragraph 2.2.5 aforesaid.

2.2.8 The loan shall be secured by a first-ranking fixed charge on the interests of the members of Boymelgreen's company in the holding company, and all the profits, the distributions and the other benefits attributable to the members of Boymelgreen's company shall serve, first and foremost, and prior to any other distribution, for the repayment of the loan.

2.2.9 A budget shall be prepared in every calendar year to include estimated expenses in connection with the activity of the holding company. Any change in the budget shall be made solely with the consent of all the members. The holding company's expenses as prescribed by the budget, as may be amended from time to time, shall be financed by the members of the holding company, pro rata to their membership interests in the holding company.

To round out the picture it is stated that Mr. Yeshayahu Boymelgreen has been a business partner of the Company in its activity in the field of real estate entrepreneurship in the United States since 2002. This activity takes place through a series of joint corporations for each

project, generally in (indirect) rates of 65% to the Company and 35% to Mr. Boymelgreen. Pursuant to this format of activity, Mr. Boymelgreen has signed, vis-à-vis the Company, a personal bond to secure loans to be provided for him (including for corporations under his control), from time to time, by the Company (including by its subsidiary companies) for the purpose of financing his share in the requisite investments in joint corporations as aforesaid. This guarantee shall also apply in relation to the loan described in sub-paragraph 2.2.6 aforesaid.

3 The Metroflagl transaction

3.1 General

The holding company contracted under an operating agreement (hereafter: "**the Metroflagl Agreement**") with Metroflag CC, LLC, a foreign company registered in Nevada, controlled by two foreign investors (hereafter: "**the partners' company")** in relation to Metroflag Cable, LLC (hereafter: "**Metroflagl")** a foreign company registered in Nevada which, on September 22, 2004, contracted under an agreement for the acquisition of a property in Las Vegas, Nevada (hereafter: "**the property acquired in the Metroflagl transaction"** and "**the acquisition agreement per the Metroflag 1 transaction"**, all according).

On the closing of the Metroflagl transaction, as set forth hereafter, the parties shall hold, through a joint company (Metroflagl) two adjacent properties on Las Vegas Boulevard, known as "The Strip" (hereafter: "**the Metroflagl transaction**"). The proposed (sequenced) share of the parties to the Metroflagl transaction is as follows:

3.1.1 The subsidiary – 16.25%
3.1.2 Leviev's company - 16.25%
3.1.3 Boymelgreen's company – 17.5%
3.1.4 The partners' company - 50%

3.2 **Structural outline of holdings in the Metroflag1 transaction**



Al Nevada Holdings INC (the subsidiary)
Boymelgreen family of Nevada, LLC Boymelgreen's company
LGC USA Investments, INC (Leviev's company)
32.5%
35%
32.5%
Leviev Boymelgreen of Neva, LLC The Holding Company
Metroflag CC. LLC
The Partners' company
50%
50%
Metroflag Cable, LLC (Metroflag1)
Property acquired in Metroflag1 transaction
100%
Cap / Tor, LLC
(Company of the property transferred in the Metroflag1 transaction)
The property transferred in the Metroflag1 transaction

The series of agreements subject of the Metroflag1 transaction consists primarily of two principal agreements: The Metroflag1 agreement and the acquisition agreement in the Metroflag1 transaction.

3.3 **The Metroflag1 agreement**

The Metroflag1 agreement executed between the holding company and the partners' company provides, inter alia, as follows:

3.3.1 As stated hereintofore, the holding company holds 50% of the membership interest in Metroflag1, while the remaining 50% of the membership interest is hold by the partners' company, which is a company owned by a real estate entrepreneur from Nevada, and a corporation from Delaware which specialises in investments in luxury hotels and vacation ventures, and is controlled by an American real estate entrepreneur (hereafter:

"the partners").

3.3.2 The Metroflag1 agreement was executed between the holding company and the partners' company, and it provides that on closing date of the acquisition agreement in the Metroflag1 transaction, described hereafter, the holding company shall invest 40 million US dollars in cash in Metroflag1, and the partners' company shall transfer to Metroflag1 its entire interest in the corporation, which owns a property adjacent to the property being acquired in the Metroflag1 transaction (hereafter: "**company of the property transferred in the Metroflag1 transaction"** and **"the property transferred in the Metroflag1 transaction",** all according).

3.3.3 The investment by the partners' company in Metroflag1 by way of the transfer of its rights in the Company of the property transferred in the Metroflag1 transaction will likewise amount to 40 million US dollars (including, by way of balancing payments being made to the partners' company by Metroflag1, on the basis of the fair value of the transferred property, which was determined to be 65 million US dollars, net of its incumbent liabilities).

3.3.4 In addition to the undertakings of the holding company and the partners' company to invest in Metroflag1, the Metroflag1 agreement provides, inter alia, as follows:

(1) Metroflag1 shall be managed jointly by the holding company and the partners' company;

(2) In principle, the holding company and the partners' company shall not be required to make any further investments in Metroflag1, without their consent, other than in certain predefined situations such as – for the purpose of covering generally accepted expenses or when such investments are required in order to prevent loss of the rights and/or assets of Metroflag1.

(3) In case of a deadlock in negotiations in the management of Metroflag1, any of the members of Metroflag1 is entitled to initiate a "buyout" move vis-à-vis the other party. Accordingly, any of the members of Metroflag1 is entitled to quote a price in respect of its interest in Metroflag1, whereupon the other member must purchase the share of the initiating member at the quoted price or sell its share to the initiating member at that price.

(4) Limits have been imposed on the transfer of the companies' interests in Metroflag1 subject to certain exceptions, and also first right of refusal is established in

case of the sale of member companies' interests by any of the members of Metroflag1.

(5) During a period of 5 years subsequent to the closing date of the acquisition transaction, one of the partners shall have the right to acquire a certain portion of the property transferred in the Metroflag1 transaction, subject of the leasehold agreement set forth in sub-paragraph 3.4.2 (1) hereafter, in consideration of a sum of 22 million US dollars.

3.4 **The purchase agreement in the Metroflag1 transaction and the financing thereof**

On September 22, 2004, Metroflag1 contracted with a foreign company registered in Nevada, being under the control of a concern unrelated to any of the other parties in the Metroflag1 transaction, under an agreement for the acquisition of the property being acquired in the Metroflag1 transaction, said agreement providing, inter alia, as follows:

3.4.1 The consideration for the property being acquired in the Metroflag1 transaction was fixed at a sum of 91 million US dollars, subject to the generally accepted adjustments until closing date.

3.4.2 Of that amount, Metroflag shall advance a sum of 10 million US dollars as a deposit, which shall be forfeited unless the transaction fails to be closed by reason of a breach or failure on the part of the vendor.

3.4.3 On closing date, Metroflag1 shall pay the vendor an additional cash amount of 25 million US dollars, and the balance of the purchase amount being 56 million US dollars shall be financed by the vendor of the property being acquired in the Metroflag1 transaction, by means of a vendor's loan (hereafter" **"the vendor's loan")** on the following conditions:

(1) Due date of the vendor's loan shall fall one year after the closing date of the acquisition agreement per the Metroflag1 transaction.

(2) The vendor's loan shall bear interest at a rate of 12% per annum, which shall increase to 15% per annum in case of breach.

(3) Interest payments in respect of the vendor's loan shall be made on a monthly basis commencing February 1, 2005. The principal together with the balance of the interest shall be payable on final repayment date.

(4) The vendor's loan shall be secured by a mortgage on the property acquired in the Metroflag1 transaction.

(5) The vendor's loan is not amenable to prepayment prior to the lapse of three months as from date of closing of the acquisition agreement per the Metroflag1 transaction, but no fine or commission shall apply to the subsequent prepayment thereof.

(6) The vendor's loan may be called for immediate repayment in certain instances, such as failure to make any payment on account thereof on due date, bankruptcy or liquidation of Metroflag1 and so forth.

3.4.4 Date of closing of the acquisition agreement per the Metroflag1 transaction is appointed for January 5, 2005.

3.5 Description of assets of Metroflag1

As stated heretofore, on closing of the Metroflag1 transaction, Metroflag1 is due to hold the property acquired in the Metroflag1 transaction and the property transferred in the Metroflag1 transaction. Details relating to the substantive rights and commitments involved in the aforesaid assets are set forth hereinafter.

3.5.1 Description of the property acquired in the Metroflag1 transaction

The property acquired in the Metroflag1 transaction is a lot in an area of 19 dunam (4.75 acres) on Las Vegas Boulevard, zoned, correct to date of this report, as a restricted vacation and residential area. This zoning enables the development of ventures in the field of gaming, and also suitable commercial areas and mixed commercial and residential uses, while preventing the development of inappropriate uses being incompatible with gaming ventures. Likewise, special use permission may be obtained for a hotel mixing vacation and gaming uses.

To date of the report, an area of some 350 sq.m of the property acquired in the Metroflag1 transaction is leased to the McDonalds chain for the purpose of operating a chain branch until 2009. The chain is entitled to extend the leasehold by a further 5 years. Monthly rent is set at 13,300 US dollars or one percent of the proceeds, all in accordance with a formula provided in that leasehold agreement.

3.5.2 Description of the property transferred in the Metroflag1 transaction

The property designated for transfer to Metroflag1 from the partners' company is a lot adjacent to the property acquired in the Metroflag1 transaction in an area of some 13 dunam (3.25 acres) being zoned, correct to the date of the report, as a restricted vacation and residential area.

As of the reporting date, portions of the areas of the property transferred in the Metroflag1 transaction are leased pursuant to a number of lease agreements. The following are details on the principal lease agreements in respect of areas of the property transferred in the Metroflag1 transaction.

(1) A long-term (until 2059) lease relating to a shopping precinct of a consumer goods chain. The lessee is accorded first right of refusal for acquiring the leased area in the event that only this area is sold. The lessee is entitled to terminate the leasehold once every 5 years commencing from the 20th leasehold year and thereafter, on serving 6 months notice. The monthly leasehold fees are set at 137,500 US dollars plus one percent of the proceeds in accordance with a formula provided (and subject to the annual leasehold fees not exceeding 3.3 million US dollars).

    The leased areas are subject to certain restrictions in all matters pertaining to the execution of construction and infrastructure contracts, in such a way as to entitle the lessee to compensation in case of construction adversely affecting the lessee's business.

(2) A lease until December 31, 2009, in relation to an area serving as a restaurant. The lessee has a right to extend for two periods of 5 years each. Under the terms of the lease agreement, the lessor is precluded from making material changes in the leased shopping centre without the lessee's consent. Rent is set at fixed amounts as follows" (A) 21,999 US dollars per month until expiry of the leasehold; (B) 23,999 US dollars per month in the first extension period; (C) 25,999 US dollars per month in the second extension period. In addition, the lessee pays 7% of its income turnover (this rate is reduced to 5% in respect of annual income turnover exceeding 3 million US dollars).

(3) A lease until October 31, 2011, in relation to an area serving as a restaurant. The lessor reserves the right to annul the leasehold subject to payment of a fine (per a set formula, but not more than 600,000 US dollars). The

monthly rent is set at 19,100 US dollars.

(4) A lease agreement until March 31, 2008, in relation to an area serving as a nightclub. The lessee has a right to extend for five more years. Commencing May 1, 2007, the lessor is entitled to annul the leasehold on 6 months notice (subject to the payment of an annulment fine in the amount of 450,000 US dollars if the annulment right is exercised prior to May 1, 2008). Monthly rent is set at 61,800 US dollars (subject to being raised by 3% commencing as from January 4, 2005).

(5) A lease until August 31, 2007, for the operation of a hamburger chain branch by a franchisee. The lessee is entitled to extend the lease for two periods of five years each. If the lessor undertakes additional construction above the leased area and such construction causes unreasonable interference with or the suspension of the lessee's activity, the lessor shall indemnify the lessee in respect of its loss of earnings. Likewise, if the lessee is, in good faith, of the opinion, that the execution of additional construction as aforesaid will materially damage the appearance of the leased premises, such construction shall be subject to the lessee's consent. The lessee may not modify or terminate the lease agreement without the consent of the franchisee. As of the reported date, the monthly rent stands at 56,665 US dollars plus 6% of the sales turnover, subject to a minimal amount calculated in accordance with a formula provided in the lease agreement.

3.6 Plans relating to the activity of Metroflag1

3.6.1 The construction rights on the two real estate assets, namely the property acquired in the Metroflag1 transaction and the property transferred in the Metroflag1 transaction, amount to some 300,000 sq.m. Metroflag1 intends to develop the real estate assets for a number of objects, including luxury residential towers, hotel-keeping and also commercial areas and parking lots. The aforesaid is subject to the requisite permits being obtained from the local planning and building authorities. To the best of the Company's knowledge, completion of the planning and permission procedures will probably take more than one year, nor is it certain that these procedures will be completed as planned.

3.6.2 It will also be noted that Metroflag1 has, to date, received various applications concerning cooperative business ventures relevant to the aforesaid real estate assets, including for the sale or leasing of a portion of such real estate assets.

4 Measures adopted in anticipation of additional investments by the holding company

4.1 The Metroflag2 transaction

4.1.1 Shortly after the date of the report, the holding company reached an agreement in principle for the acquisition of one third of the rights in an additional corporation owned by the partners, by the name of Metroflag BP, LLC, a foreign company registered in Nevada (hereafter: "**Metroflag2**") from corporations owned by the partners. Pursuant to that transaction, the holding company acquired 8.3%of the rights in Metroflag2 in consideration of a sum of 10 million US dollars, and subject to consensus as to the conditions of a detailed operating agreement in relation to Metroflag2, the holding company is expected to acquire from corporations owned by the partners a total of one third of the rights in Metroflag2, in consideration of a sum total of 40 million US dollars . As of the reporting date, the commitments of Metroflag2 amount to 45 million US dollars.

4.1.2 Negotiations are currently in progress between the representatives of the holding company and the partners, to finalize an operating agreement in relation to Metroflag2, on the basis of the following principles:

(1) Metroflag2 shall be managed jointly by the holding company and the other members of Metroflag2.

(2) In principle, additional investments on the part of the members of Metroflag2 are subject to their consent.

(3) In case of a "deadlock" between the holdings company and the other members of Metroflag2, either party may initiate a buyout similar to that described in sub-paragraph 3.2.4(3) aforesaid.

(4) Any direct or indirect transfer of rights in Metroflag2 shall be subject to certain restrictions and also to first right of refusal, other than in predefined exceptional cases.

4.1.3 Metroflag2 is the owner of leasehold rights in a real estate asset in an area of 22 dunam (5.5 acres) located in proximity to the properties of Metroflag1 (hereafter: "**the third property**"). Metroflag2 intends to acquire the third property from the owners thereof, and also to try and acquire an additional real estate asset adjacent to the third property, in an area of 4 dunam (1 acre) at a consideration of 36 million US dollars. At this stage, Metroflag2 plans to take steps for the development of the aforesaid two properties as a luxury vacation site operating under a concession from a US

hotel and vacation chain. As of the reporting date, a hotel and a restaurant are operating in these properties. There is, however, no certainty that Metroflag2 will succeed in acquiring the third property and/or the property adjacent thereto, or in obtaining the proposed concession.

4.1.4 Metroflag2's lease agreement terminates on June 16, 2095. Pursuant to that lease agreement, Metroflag2 holds a right to acquire the third property in the year 2017 at a consideration of 30 million US dollars. The annual leasehold fees pursuant to the lease agreement amount to 1.8 million US dollars.

4.2 The Metroflag3 transaction

4.2.1 Shortly after the reporting date, the holding company reached an agreement in principle with the partners as regards the set-up of an additional joint corporation under the name of Metroflag SW. LLC, a foreign company registered in Delaware (hereafter" **Metroflag3"**). Metroflag3 was founded in order to promote a third party transaction in a sale & leaseback format (hereafter: "**the Metroflag3 transaction"**) of an additional real estate asset in an area of 7 dunam (1.75 acres), situated adjacent to the other real estate assets subject of this report (hereafter: "**the fourth property"**).

4.2.2 Pursuant to the agreement in principle, the parties agreed as follows:

(1) The parties' holdings in Metroflag3 shall be at rates of 50% to the holding company and 25% to each of the partners.

(2) All measures adopted in relation to the Metroflag3 transaction shall be subject to the consent of all parties, as in the other transactions.

(3) The parties shall bear the costs of the first transaction, including a due diligence test involved therein, pro rata to their holdings in Metroflag3.

(4) The parties shall take steps to obtain third party financing in relation to as great a proportion of the acquisition price of the fourth property as possible. The holding company shall finance the entire amount of the shareholders' equity investment required of Metroflag3 in the framework of the Metroflag3 transaction, by way of an owners' loan. The owners' loan shall bear interest at "Libor" plus 1%. The interest in respect of the owners' loan shall be repaid on a month-by-month basis out of the cash flow generated by the fourth property, while the principal of the owners' loan

shall be repayable after a lapse of five years from the closing of the transaction subject to possible deferment by reason of the insolvency of Metroflag3.

(5) If the parties elect to contract under a binding acquisition agreement in relation to the fourth property, they shall conduct negotiations in good faith in order to finalize a detailed operating agreement in relation to Metroflag3.

4.2.3 Metroflag3 is currently negotiating with the lessee of the fourth property (hereafter, in this clause: **"the lessee")**, which is operating a restaurant in this property (hereafter, in this clause: "**the restaurant")** for implementation of a transaction in a sale & leaseback format on the basis of the following principles:

(1) The consideration in respect of the fourth property shall stand at 30 million US dollars (subject to adjustments), of which 20 million Us dollars that are to be paid to the lessee in respect of the assignment of the leasehold contract of the fourth property to Metroflag3 and 10 million US dollars to be paid to the owners of the fourth property in respect of the acquisition thereof in accordance with the acquisition option provided in the leasehold contract (which is to be assigned, as aforesaid, to Metroflag3).

(2) Following assignment of the leasehold contract and the acquisition of the fourth property, Metroflag3 shall contract with the lessee under a lease agreement for a period of 40 years, in consideration of annual lease fees of 1.4 million US dollars. The lease fees shall be increased every five years in accordance with a mechanism provided.

(3) Metrolflag3 shall have the right, during the first 15 years of the lease term, to relocate the activity of the restaurant to a comparative place in a nearby area, facing the Las Vegas Boulevard, provided that Metroflag3 shall bear all the costs involved in such relocation of the restaurant.

(4) Metroflag3 shall be entitled to utilize the undeveloped rear portion of the fourth property for parking and development purposes, provided that the activity of the restaurant and its employees are provided with the necessary parking areas.

As of the reporting date, the holding company has agreed certain matters in connection with the acquisition of additional rights in real estate assets in the Las Vegas Boulevard area. In the nature of things, however, it is by no means certain that these agreed matters will take shape as detailed agreements and/or will come to fruition in the form of an actual acquisition.

5 **Name of controlling shareholder within the meaning thereof in Section 268 of the Companies Law, holding a personal interest in a transaction**

The names of the controlling shareholders, within the meaning thereof in Section 268 of the Companies Law, 5759-1999 (hereafter: "**the Companies Law"),** who may be deemed to hold a personal interest in the adoption of the resolution, are Mr. Lev Leviev and corporations under his control, Memorand Ltd., Memorand Management (1998) Ltd and Alkason (AKS) Investments Ltd. Mr Leviev holds (indirectly) 65.37% of the issued share capital and voting rights in the Company, as follows:

41.71% of the issued share capital and voting rights in the Company are held through NGI Trustees Ltd. in trust for Memorand Ltd, a company wholly owned and controlled by Mr. Leviev (to round out the picture it should be noted that Mr. Leviev's holdings in this company are held in trust for him by two trust companies: NGI Trustees Ltd, and SIL Trustees Ltd.

5.1 8.64% of the issued share capital and voting rights in the Company are held through Memorand Management (1998) Ltd., a company wholly owned and controlled by Memorand Ltd.

5.2 15.02% of the issued share capital and voting rights in the Company are held through Alkason (AKS) Investment Ltd., a company wholly owned and controlled by Memorand Ltd.

6 **Nature of the personal interest**

The controlling shareholders named in Clause 5 aforesaid may be deemed to hold a personal interest in the adoption of the resolution, as being shareholders in Leviev's company, which constitutes a party to the holding company agreement and constitutes one of the members of the holding company, and is also a party at interest therein.

7 **Mode of determining the consideration**

The consideration involved in the contractual engagement pursuant to the holding company agreement consists of commitments on the part of the members of the holding company to invest in the holding company, such investment being fixed at a rate proportionate to the parties' rates of holding in that company, following negotiations between them. The commitment of the subsidiary company to offer loans to Boymelgreen's company for financing its investments in the holding company was determined by negotiation between the subsidiary and Boymelgreen's company on the basis of the format characterizing the totality of cooperative business ventures between the Company and Mr. Boymelgreen.

8 **The permits required or the conditions stipulated for implementation of the transaction**

Conformant to the provisions of Section 275 of the Companies Law, the resolution is contingent on the approval of the Company's general meeting, which is hereby convened for January 16, 2005.

9 **Details of transactions of the type of or similar to the subject transaction between the Company and the controlling shareholder**

Over the two years precedent to the approval of the transaction by the Company's Board of Directors, neither the Company and/or any of its subsidiary companies executed with Mr Lev Leviev and/or corporation in which he is a party at interest, any transaction of the type of the transaction subject of this report or transactions similar thereto, nor are any such transactions currently in force as of the reporting date.

10 **Reasons given by the audit committee and the Board of Directors for approving the transaction, value of the consideration and how it was determined**

The audit committee and the Board of Directors, giving the reasons for their decision to approve the resolution, noted, inter alia, as follows:

10.1 In the estimate of company's management, the overall volume of the investment in Metroflag1 could amount some to 1.3 billion US dollars, and the volume of the investments in the additional transactions, if concluded, could likewise amount to a similar figure. Similarly, by reason of the presence of lessees in the real estate assets, holding long-term lease agreements, the development procedures in respect of the various real estate assets could take a relatively long time, compared to projects in which the Company has taken part to date pursuant to its activity in the United States.

10.2 Bearing in mind the aforesaid, the audit committee and the Board of Directors are of the opinion, as recommended by the Company's management, that steps should be taken to reduce exposure to the risks involved in the activity of the holding company, as also to reducing the immediate and forthcoming financing burden involved in its activities, by co-opting Mr. Leviev as a partner in the holding company.

10.3 It will be noted that Mr. Leviev's participation in the holding company and in its activities takes place on conditions identical to the conditions of participation of the subsidiary company and of Boymelgreen's company, in all matters pertaining to the requisite investment in the holding company and the rights emanating therefrom, pro rata to the holdings of each of the members of the holding company. In this context it will be noted that the subsidiary's undertaking to offer loans to Boymelgreen's company for financing its investments in the holding company as per sub-paragraphs 2.2.6 – 2.2.8 aforesaid, is characteristic of the business

relationship prevailing between the Company and Mr. Boymelgreen in all of their joint activity in the United States since 2002, and is anchored in appropriate agreements executed between the Company and Mr. Boymelgreen, including various guarantees provided by Mr. Boymelgreen.

11 **Names of directors having participated in the discussions of the audit committee and the Board of Directors concerning the transaction**

11.1 Participating in the audit committee discussion for approving the resolution were Messrs: Avraham Asheri (external director), the committee chair, Rachel Bolton (external director), and Haim Erez.

11.2 Participating in the Board of Directors meeting for approving the resolution were Messrs: Avraham Asheri (external director), Rachel Bolton (external director), Haim Erez, David Freidman, Shmuel Sussman, and Yitzhak Forem.

12 **Names of all directors holding a personal interest in the transaction, and the nature of such interest**

Mr. Lev Leviev may be deemed as holding a personal interest in the resolution by reason of his holding (indirectly, and including through a trustee) the whole of the issued share capital of Leviev's company, which is, as stated, a party to the holding company agreement and one of the members of the holding company, and by reason of his holdings in Memorand Ltd. and in Memorand Management (1998) Ltd. which is the controlling shareholder in Leviev's company, and/or by reason of his serving as director in Memorand Ltd. and/or in Memorand Management (1998) Ltd.

13 **Power of the Securities Authority**

According to the Controlling Shareholders Regulations, within twenty-one days as from date of filing the report, the Securities Authority, or its employee having been empowered so to proceed (hereafter: "**the Authority**"), may instruct the Company to provide, within a designated space of time, an explanation, details, information and documents pertaining to the contractual engagement subject of the report, and may also instruct the Company to amend the report. If instructions have been given for the amendment of the report as aforesaid, the Authority may order the adjournment of the meeting as per the Regulations. The Company shall file an amendment in accordance with such instructions, in the manner prescribed in the Regulations, and all unless the Authority shall have otherwise instructed.

If instructions have been issued to adjourn the date of convening the general meeting, the Company shall serve notice of such adjournment in an immediate report.

14 Requisite majority for adopting resolutions

The majority required in general meeting and at an adjourned general meeting for approval the resolution as per Clause 1 aforesaid, is an ordinary majority of all votes of the shareholders being present at the general meeting, being entitled to vote and heaving voted thereat, to the exclusion of the abstaining votes, provided that one of the following shall have been fulfilled:

14.1 The count of majority votes at the meeting shall include one third of all votes of shareholders not holding a personal interest in the approval of the resolution, being present at the meeting. The count of all votes of shareholders as aforesaid shall not reckon with those abstaining from the vote.

14.2 Total opposing votes from among the shareholders as per sub-paragraph 14.1 aforesaid shall not exceed one percent (1%) of total voting rights in the Company.

15 Place and time of convening the general meeting

The general meeting shall convene on Sunday, January 16, 2005, at 12:00 at the Company's offices at 4 Derech Hahoresh, Yehud. If adjourned, the meeting shall take place on Sunday, January 23, 2005 at the same place and at the same time.

15.1 The determining date for eligibility of shareholders to vote at the general meeting, as per Section 182 of the Companies Law, 5759-1999, is Sunday, January 9, 2005.

15.2 Pursuant to the **Companies Regulations (Proof of Shareholding for the Purpose of Voting in General Meeting) 5760-2000,** a shareholder to whose credit a share is registered with a stock exchange member, such share being included among the shares listed in the register in the name of the Nominees Company, and wishing to vote at the general meeting, shall furnish the Company with confirmation from the stock exchange member as regards its ownership of the share on the determining date, as required pursuant to the aforesaid Regulations. The Company's shareholders are entitled to participate in and vote at the meeting in person or by duly empowered proxy. The instrument appointing a voting proxy and also the power of attorney by virtue of which it was executed (if any), shall be deposited at the Company's offices at least 48 hours prior to commencement of the meeting.

16 Particulars of the Company's attorneys for the purpose of handling this report

Ofer Yankowitz, Adv., Eran Schuster, Adv., Weksler Bregman & Co., Law Firm, of 9 Ahad Ha'am Street, Tel-Aviv, Tel: 03-5119393, Fax: 03-5119394.

17 **Perusal of documents**

This report, and also the draft holding company agreement, may be viewed at the Company's offices at 4 Derech Hahoresh, Yehud, Tel: 03-5393535, during ordinary office hours, all until the hour of the meeting.

Yours truly,

Jacques Zimmerman, Attorney-at-law,
Company Secretary
Africa Israel Investments Ltd.

מאת: אפרת מרק [efrat@africa-israel.com]
נשלח: יום שלישי 15 פברואר 2005 03:02 PM
אל: Daniel Gamulka
נושא: 25.2.04 - כינוס אסיפה_isa.pdf;3.11.03 - הצעה פרטית_isa.pdf;28.3 - חלוקת דיבידנד


כינוס אסיפה - 25.2.04_isa.pdf


הצעה פרטית - 3.11.03_isa.pdf


חלוקת דיבידנד - 28.3.04_isa.pd...


חלוקת מניות 8.3.04 - הטבה_isa...


הענקת זכויות 11 - לרכישת מניות..

<<25.2.04 - כינוס אסיפה
_isa.pdf>> <<3.11.03 - הצעה פרטית_isa.pdf>> <<28.3.04 - חלוקת דיבידנד_isa.pdf>>
<<28.3.04 - חלוקת מניות הטבה_isa.pdf>> <<11.11.03 - הענקת זכויות לרכישת מניות
_isa.pdf>>

25.2.04 - כינוס אסיפה_isa.pdf;3.11.03 - הצעה פרטית_isa.pdf;28.3.04 - חלוקת דיבידנד
_isa.pdf;28.3.04 - חלוקת מניות הטבה_isa.pdf;11.11.03 - הענקת זכויות לרכישת מניות
_isa.pdf

You are most welcome to visit our website: www.africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD

T133
Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hahoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date 21/12/2004
Ref: 2004-01-141201

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON TRANSACTIO NBETWEEN THE COMPANY AND A CONTROLLING SHAREHOLDER THEREIN

Pursuant to Regulation 2 of the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein) 5761-2001

Explanation: This form also serves for the submission of an amending report or an amendment to a report.

1. A report is hereby submitted on a transaction between a company and a controlling shareholder therein. Las Vegas_Transaction_Report_isa.pdf

   Explanation: if there are additional items on the agenda of the meeting apart from approval of a traction with a controlling shareholder, all the statutorily required details should be included in the attached file.

2. Date of approval of the transaction by the Board of Directors - 15/12/2004.

3. Reference number of preliminary report __________, date of submission __________; principal changes made in this report compared to the latest wording of the preliminary report.

   ____

   Explanation: Should be filled out if a preliminary report was filed.

4. Reference number of the original transaction report ________, date on which the original transaction report was first filed __________, reference number of previous drafts submitted: _________, __________, _________.

   Explanation: Fill out if an emendatory report.

10. Particulars of the Company's attorney for the purpose of dealing with the transaction report, including office address and telephone and facsimile machine numbers.

Ofer Yankovitz, Adv. Eran Schuster, Wechsler, Bergman & Co., Advs., 9 Ahad Ha'am Street, Tel-Aviv, Tel: 03-5119393, fax: 03-5119394

Annexed hereto is the wording of the voting deed _________

11. In case of an exceptional private offering, state:

- o Handling fee not yet paid
- o Handling fee in the amount of NIS ____ paid on ________ by means of Voucher No. ________

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 02/12/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hahoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Date: 12/09/2004

Immediate report on convening of special meeting and transaction report conformant to the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein) 5761-2001

Conformant to the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein) 5761-2001 (hereafter: "**Controlling Shareholders Regulations**"), Africa-Israel Investments Ltd (hereafter: "**the Company**") hereby announces the convening of a special meeting on Tuesday, October 12, 2004, at 10:00 hours, at the Company's offices at 4 Derech Hahoresh, Yehud.

1. **On the agenda**

   Approval of the Company's participation in a group office holders' liability insurance policy

   Wording of draft resolution – to approve the Company's participation in a group insurance policy to be issued by Menorah Insurance Ltd (hereafter: "**Menorah Insurance**"), for insuring office holders' liability in the Company, said policy being taken out by the Company for itself and for its subsidiary companies, including Africa-Israel Hotels Ltd (hereafter: "**Africa Hotels**") and its subsidiary companies, Africa-Israel Housing Ltd (hereafter "**Africa Housing**") and its subsidiary companies, and also Danya Cebus Ltd. (hereafter: "**Danya Cebus**") and its subsidiary companies. (Each of Africa Hotels, Danya Cebus, Africa Housing and the Company, jointly with the subsidiary companies of each one of them are hereinafter to be referred to as "**the participating divisions**"), the limits of liability according to which, in respect of a single claim or, on aggregate, in respect of the entire insurance term, are 30 million US dollars (hereafter: "**the group policy**") for the period commencing July 1, 2004 and ending June 30, 2005 (hereafter: "**the insurance term**").

   1.1 The annual insurance premiums in respect of the group policy amount to 157,223 US dollars. The share of the Company (including the Company's subsidiary companies, but excluding Africa Hotels, Africa Housing, Danya Cebus, and their subsidiary companies) in the annual insurance premiums in respect of the group policy amounts to 88,063 US dollars.

   2.2 Notwithstanding the aforesaid, if any of the participating divisions ultimately fails to contract under the group policy, then the Company's share in the insurance premiums as per Clause 1.1 aforesaid shall increase by a rate of not more than 20% of the amount specified in that Clause (hereafter: "**the insurance resolution**").

2. **The following are details conformant to the Controlling Shareholders Regulations concerning the insurance resolution**

   1.1 **Essential elements of the transaction and the principal conditions thereof**

      2.1.2 The group policy is taken out by the Company for itself and for its subsidiary companies, including Africa Hotels, Africa Housing, Danya Cebus, and their subsidiary companies. The insurer's limits of liability pursuant to the group policy stand at 30 million US dollars in respect of one claim or on aggregate in respect of the insurance term. Annual insurance premiums in respect of the group policy stand at 157,223 US

dollars. The Company's share in the annual premium in respect of the group policy amounts to 88,063 US dollars. The balance of the insurance premiums is to be borne by Africa Hotels, Africa Housing, and Danya Cebus.

3.1.3 The deductible in respect of the group insurance policy amounts to 25,000 US dollars in respect of any claim (except in respect of claims in the United States and Canada – where the deductible in respect of any claim stands at up to 100,000 US dollars and/or a sum of up to 250,000 US dollars in respect of claims relating to a breach of securities laws.

4.1.4 The group policy is made and shall be issued by Menorah Insurance through the good offices of the Davidoff Insurance Agency Ltd (hereafter: "**Davidoff**").

2.2 Names of controlling shareholder within the meaning thereof in Section 268 of the Companies Law, holding a personal interest in the transaction, and the nature of such interest

Mr. Lev Leviev, who is the holder, through Memorand Ltd, Memorand Management (1998) Ltd and Alkason (AKS) Investments Ltd., companies under his full ownership and control, of 65.37% of the capital and voting rights in the Company, may be deemed to be a party holding a personal interest in the insurance resolution by reason of his holding office as chairman of the Company's Board of Directors.

3.3 **Name of each director holding a personal interest in the transaction and the nature of such interest**

2.3.2 All directors in the Company may be deemed to hold a personal interest in the insurance resolution by virtue of their being office holders in the Company.

3.3.3 In addition, Mr Pinchas Cohen, who serves as chairman of the Board of Directors of Africa Hotels, chairman of the Board of Directors of Danya Cebus, and CEO of the Company, is a party at interest in Davidoff by virtue of his holding office as a director in Davidoff. Pinchas Cohen is also a shareholder in Davidoff.

3. **Requisite majority for approving the resolutions**

The majority required for approving the insurance resolution, as per Clause 1 aforesaid, is an ordinary majority of all votes of shareholders being present at the general meeting and entitled to vote thereat, without taking account of abstentions, provided that one of the following is fulfilled:

1.1 The majority vote count at the meeting shall include at least one third of all votes of shareholders not holding a personal interest in the approval of the resolution, being present at the meeting. Abstentions shall not be taken into account in counting the votes of the aforesaid shareholders;

2.2 Total opposing votes from among the shareholders per sub-paragraph 3.1 aforesaid shall not exceed a rate of one percent (1%) of total voting rights in the Company.

4. **Place and time of convening the general meeting**

The general meeting shall convene on January 10, 2004, at 10:00 hours, at the Company's registered office, at 4 Derech Hahoresh, Yahud. If, half an hour after the time appointed for the commencement of the meeting, a legal quorum is not present, the meeting shall be adjourned until 19/10/2004 and shall take place at the same place and at the same time.

5. **Determining date for eligibility**

The determining date for eligibility of the shareholders to vote at the special meeting, in accordance with Section 182 of the Companies Law, 5659-1999, is Monday, October 4, 2004. Pursuant to the Companies Regulations (Proof of Shareholding for the Purpose of Voting in General Meeting) 5760-2000, a shareholder to whose credit a share is registered with a stock exchange member, such share being included among the shares entered in the register in the name of the Nominees Company, and wishing to vote at the special meeting, shall issue the Company with a confirmation from a stock exchange member as regards his shareholding at the determining date, as stipulated by the aforesaid Regulations. The Company's shareholders are entitled to participate in and vote at the meeting in person or by voting proxy. The instrument appointing a voting proxy (hereafter: "**letter of appointment**") shall be made in writing under hand of the appointing member, and if the appointing member is a corporation, shall be stamped in a manner that is binding upon the corporation. The letter of appointment shall be deposited at the Company's offices at least 48 hours prior to commencement of the meeting or the adjourned meeting, all according.

6. **Perusal of documents**

This Immediate Report, and the wording of the group policy, may be viewed at the Company's offices, at 4 Derech Hahoresh, Yahud, in ordinary office hours, until the time appointed for the meeting.

Date: September 12, 2004

Re: **Immediate Report on Convening of Special Meeting and Transaction Report Pursuant to the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein), 5761-2001**

Conformant to the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein) 5761-2001 (hereafter: "**Controlling Shareholders Regulations**"), Africa-Israel Investments Ltd (hereafter: "**the Company**") hereby announces the convening of a special meeting on Tuesday, October 12, 2004, at 10:00 hours, at the Company's offices at 4 Derech Hahoresh, Yahud.

1. **On the agenda**

Approval of the Company's participation in a group office holders' liability insurance policy

Wording of draft resolution – To approve the Company's participation in a group insurance policy to be issued by Menorah Insurance Ltd (hereafter: "**Menorah Insurance**"), for insuring office holders' liability in the Company, said policy being taken out by the Company for itself and for its subsidiary companies, including Africa-Israel Hotels Ltd[1] (hereafter: "**Africa Hotels**") and its subsidiary companies, Africa-Israel Housing Ltd [2] (hereafter "**Africa Housing**") and its subsidiary companies, and also Danya Cebus Ltd[3] (hereafter: "**Danya Cebus**") and its subsidiary companies. (Each of Africa Hotels, Danya Cebus, Africa Housing and the Company jointly with the subsidiary companies of each one of them are hereinafter to be referred to as "**the participating divisions**"), the limits of liability according to which, in respect of a single claim or, on aggregate, in respect of the entire insurance term, are 30 million US dollars (hereafter: "**the group policy**") for the period commencing July 1, 2004 and ending June 30, 2005 (hereafter: "**the insurance term**").

1.1 The annual insurance premiums in respect of the group policy amount to 157,223 US dollars. The share of the Company (including the Company's subsidiary companies, but excluding Africa Hotel, Africa Housing, Danya Cebus, and their subsidiary companies) in the annual insurance premiums in respect of the group policy amounts to 88,063 US dollars.

2.2 Notwithstanding the aforesaid, if any of the participating divisions ultimately fails to contract under the group policy, then the Company's share in the insurance premiums as per Clause 1.1 aforesaid shall increase by a rate of not more than 20% of the amount specified in that Clause.

The company's contractual engagement in the group office holders' liability insurance policy as per Clause 1 aforesaid (hereafter: "**the insurance**

[1] A subsidiary of the Company being a public company
[2] On July 28, 2004, this company applied to the Securities Authority for permission to publish a prospectus, which is scheduled to be published in September 2004.
[3] A subsidiary of the Company which is a public company

resolution"), was approved by the Company's Board of Directors in its meeting as of August 30, 2004, after approval thereto had been obtained from the Company's audit committee in its meeting as of August 30, 2004.

2. **The following are details conformant to the Controlling Shareholders Regulations concerning the insurance resolution:**

2.1 **Essential elements of the transaction**

2.1.1 The group policy is taken out by the Company for itself and for its subsidiary companies, including Africa Hotels, Africa Housing, Danya Cebus, and their subsidiary companies. The insurer's limits of liability pursuant to the group policy stand at 30 million US dollars in respect of one claim or on aggregate in respect of the insurance term. Annual insurance premiums in respect of the group policy stand at 157,223 US dollars. The Company's share in the 7annual premium in respect of the group policy amounts to 88,063 US dollars. The balance of the insurance premiums is to be borne by Africa Hotels, Africa Housing, and Danya Cebus.

2.1.2 The deductible in respect of the group insurance policy amounts to a sum of up to 25,000 US dollars in respect of any claim (except in respect of claims in the United States and Canada – where the deductible in respect of any claim stands at up to 100,000 US dollars and/or a sum of up to 250,000 US dollars in respect of claims relating to a breach of securities laws.

2.1.3 The group policy is made and shall be issued by Menorah Insurance through the good offices of the Davidoff Insurance Agency Ltd (hereafter: "Davidoff").

2.2 **Name of controlling shareholder within the meaning thereof in Section 268 of the Companies Law, having a personal interest in the transaction, and the nature of such interest**

Mr. Lev Leviev, who is the holder, through Memorand Ltd, Memorand Management (1998) Ltd and Alkason (AKS) Investments Ltd., companies under his full ownership and control, of 65.37% of the capital and voting rights in the Company, may be deemed to be a party holding a personal interest in the insurance resolution by reason of his holding office as chairman of the Company's Board of Directors.

2.3 **Mode of determining the consideration**

2.3.1 The conditions of the group policy were finalised in negotiators between the Company and the insurer.

2.3.2 The consideration involved in the group policy is the Company's share in the annual premium in respect of the group policy, as per sub-paragraph 2.1.1 aforesaid.

2.3.3 The annual premiums in respect of the group policy were determined by the insurer on the basis of its estimate of the potential risks in the companies included in the group policy.

2.3.4 The annual premiums shall be payable by the Company, for itself and for its subsidiary companies not being public companies and/or under the control of public companies and being included in the group policy, and by Africa Hotels, Africa Housing and Danya Cebus, for themselves and for their subsidiary companies.

2.3.5 The sharing of the annual premiums in respect of the group policy between the Company and Africa Hotels, Africa Housing and Danya Cebus, was determined by the insurer, on the basis of its estimate of the potential risks inhering in the companies included in the group policy.

2.4 **Details of transactions of the type of the transaction or similar transactions between the Company and the controlling shareholder during the past two years**

2.4.1 In effect with the Company during 2002 – 2003 was an office holders' liability insurance policy held jointly by the Company and subsidiary companies, excepting Danya Cebus, and its subsidiaries. The limits of liability pursuant to this policy were 50 million US dollars per event and 50 million US dollars on aggregate per the entire insurance term; the annual premiums stood at 160,000 US dollars and the Company's share in the premiums stood at 112,000 US dollars.

2.4.2 In effect with the Company during 2003 – 2004 was an office holders' liability insurance policy held jointly by the Company and all of its subsidiary companies. The limits of liability pursuant to this policy were 30 million US dollars per event and 30 million US dollars on aggregate per the entire insurance term; the annual premiums stood at 200,000 US dollars and the Company's share in the premiums stood at 110,000 US dollars.

2.5 **Summary of reasons cited by the audit committee and the Board of Directors for approving the contractual engagement**

2.5.1 Since all of the Company's directors may be deemed to hold a personal interest in the approval of the Company's contractual engagement under the office holders' liability insurance policy, and pursuant to Section 278(B) of the Companies Law, the directors were entitled to be present at the meetings of the audit

3. **<u>Requisite approvals or conditions established for implementation of the transaction</u>**

The insurance resolution was approved by the audit committee in its meeting as of 30.8.2004, and by the Company's Board of Directors in its meeting as of 30.8.2004. The resolution is subject to the approval of the Company's general meeting as provided by Section 275 of the Companies Law, 5759-1999, which is expected to be obtained on 12.10.2004.

4. **<u>Power of the Securities Authority</u>**

Pursuant to the Controlling Shareholders Regulations, within twenty-one days as of date of filing of the report, the Securities Authority or its employee being empowered thereto (hereafter: "**The Authority**") is entitled to instruct the Company to provide, within such time as it shall stipulate, an explanation, detailed account, information and documents pertaining to the contractual engagement subject of the report, and also to order the Company to amend the report.

If it has ordered the amendment of the report as aforesaid, the Authority is entitled to order the adjournment of the meeting as provided in the Regulations. The Company shall submit an amendment as instructed in the manner prescribed in the Regulations, and also unless otherwise instructed by the Authority.

If the Authority has ordered adjournment of the general meeting, the Company shall serve appropriate notice thereof in an immediate report.

5. **<u>Requisite majority for approving the resolutions</u>**

The majority required for approving the resolution on the Company's contracting under an Office Holders' liability Insurance policy, as per Clause 1 aforesaid, is an ordinary majority of all votes of shareholders being present at the general meeting and entitled to vote thereat, without taking account of abstentions, provided that one of the following is fulfilled:

5.1 The majority vote count at the meeting shall include at least one third of all votes of shareholders not holding a personal interest in the approval of the resolution, being present at the meeting. Abstentions shall not be taken into account in counting the votes of the aforesaid shareholders;

5.2 Total opposing votes from among the shareholders per sub-paragraph 5.1 aforesaid shall not exceed a rate of one percent (1%) of total voting rights in the Company.

6. **<u>Place and time of convening the general meeting</u>**

The general meeting shall convene on October 12, 2004, at 10:00 hours, at the Company's registered office, at 4 Derech Hahoresh, Yahud. If, half an hour

after the time appointed for the commencement of the meeting, a legal quorum is not present, the meeting shall be adjourned until October 19, 2004 and shall take place at the same place and at the same time.

7. **Determining date for eligibility**

The determining date for eligibility of the shareholders to vote at the general meeting, in accordance with Section 182 of the Companies Law, 5659-1999, is Monday, October 4, 2004.

Pursuant to the Companies Regulations (Proof of Shareholding for the Purpose of Voting in General Meeting) 5760-2000, a shareholder to whose credit a share is registered with a stock exchange member, such share being included among the shares entered in the register in the name of the Nominees Company, and wishing to vote at the general meeting, shall issue the Company with a confirmation from a stock exchange member as regards his shareholding at the determining date, as stipulated by the aforesaid Regulations. The company's shareholders are entitled to participate in and vote at the meeting in person or by voting proxy.

The instrument appointing a voting proxy (hereafter: "**letter of appointment**") shall be made in writing under hand of the appointing member, and if the appointing member is a corporation, shall be stamped in a manner that is binding upon the corporation. The letter of appointment shall be deposited at the Company's offices at least 48 hours prior to commencement of the meeting or the adjourned meeting, all according.

8. **Particulars of the Company's attorneys for the purpose of handling this report**

Ofer Yankovitz, Adv., and Eran Schuster, Weksler, Bregman & Co., Advs., of 9 Ahad Ha'am Street, Tel-Aviv, Tel: 03-5119393, Fax: 03-5119394.

9. **Perusal of documents**

This Immediate Report, and the wording of the group policy, may be viewed at the Company's offices, at 4 Derech Hahoresh, Yehud, in ordinary office hours, until the time appointed for the meeting.

Yours truly,

Jacques Zimmerman,
Company Secretary
Africa Israel Investments Group Ltd.

AFRICA-ISRAEL INVESTMENTS LTD

T053
Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hahoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date 05/12/2004
Ref: 2004-01-136056

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970

Nature of event: Sale of 50% of the Flora Shopping Mall

1. *Further to the Immediate Report published by the Company on July 21, 2004, the Company hereby announced that a subsidiary of Africa-Israel Housing Ltd (a public company in which the Company holds 83.3%) has signed an agreement with an Irish company for the sale of 50% of the issued share capital of one of its foreign subsidiaries, owning the whole of the rights in the "Flora Palace" shopping mall in Prague, Czech Republic (hereafter: "the foreign company").*
   The consideration in respect of the sale of 50% of the shares of the foreign company is 23 million euro. This price was fixed on the basis of an asset value of 120 million euro, net of liabilities of 74 million euro.

   Likewise, a Memorandum of Understanding was signed between the foreign company and an Austrian banking corporation for the refinancing of the Flora Mall, in an amount of up to 80 million euro. This Memorandum of Understanding was approved by the Board of Directors of the Austrian banking corporation, which includes, in addition, the syndication of an Irish bank in this financing. As part of the aforesaid refinancing, the full amount of the owners' loans provided to the foreign company, amounting altogether to 23 million euro, will be repaid.

   Further to the closing of the transaction and once the refinancing is achieved, the Company expects to record a post-tax profit of NIS 105 million. Net of the minority share (16.7%), the Company's share in the profit will amount to NIS 90 million.

---

1. Date and time at which the corporation first became aware of the event or the matter:

   - 05/12/2004 at 08:30 hours
   -

______

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):
2004-01-002761

Previous name of reporting entity:

Form restructuring date: 02/12/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hahoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

AFRICA-ISRAEL INVESTMENTS LTD

T053
Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hahoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 03/11/2004
Ref: 2004-01-124530

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

Supplementary report to report submitted on 13/11/2004 whose reference number is 2004-01-124839.
The following are the detailed added/completed:

Further to the Immediate Report as of this morning, and at the request of the Tel-Aviv Stock Exchange, the Company hereby states as follows:

1. As a general rule, the certificates of deposit issued by an American bank in an *ADR framework relate to shares already issued by a company, and being deposited in a securities account in the name of or on behalf of the American bank. The American bank may acquire the shares subject of the certificates of deposit, inter alia, in the framework of trading in the stock exchange in Israel, or off the floor. Accordingly, an ADR plan does not usually involve allocation of new shares and capital-raising by the company.*

2. *In the framework of a 1st level ADR plan, the certificates of deposit are not registered for trading on the US securities trading markets (such as stock exchanges or similar trading systems), but for over-the-counter trading only. As a result, companies whose shares are the subject of a 1st level ADR plan are not obliged to publish a prospectus, nor do they incur other reporting duties in the United States, over and above those devolving on them at their place of incorporation and/or at the place where their shares are registered for trading, prior to creating the ADR plan.*

AFRICA-ISRAEL INVESTMENTS LTD

T053
Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hahoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 03/11/2004
Ref: 2004-01-124389

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970
Form subject: Examination of implementation of ADR Plan

1. *The Company hereby announces that it is examining the possibility of applying a mechanism for the implementation of an ADR (American Depositary Receipts) plan.*
   On 1st Level in cooperation with the Bank of New York. In the framework of this plan, if so resolved, the aforesaid bank will issue certificates of deposit in relation to the Company's shares, such certificates of deposit being traded "over the counter" in the United States.

   ____

2. Date and time at which the corporation first became aware of the event or the matter:

   - 03/11/2004 at 10:00 hours
   -

   ____

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 08/09/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hahoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD

T049
Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hahoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 12/10/2004
Ref: 2004-01-026152

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON RESULTS OF MEETING FOR APPROVAL OF TRANSACTION WITH CONTROLLING SHAREHOLDER AND/OR FOR APPROVAL OF PRIVATE OFFERING

Pursuant to Regulation 13 of the Securities Regulations (Transaction between a Company and a Controlling Shareholder therein), 5761-2001
Or Regulation 22 of the Securities Regulations (Private Offering of Securities in a Registered Company), 5760-2000
If there were additional items on the agenda of the meetings, these should be published in Clause 3

The following are the results of the general meeting convened on October 12, 2004:

1.
Type of transaction: *other*

Contractual engagement in an office holders' group liability policy

Essential elements of draft resolution	*To approve the Company's participation in a group insurance policy to be issued by Menorah Insurance Company Ltd ("Menorah Insurance"), for insuring the liability of office holders in the Company, said policy being taken out by the Company for itself and for its subsidiary companies, including Africa-Israel Hotels Ltd (hereafter: "Africa Hotels") and its subsidiary companies, Africa-Israel Housing Ltd (hereafter "Africa Housing") and its subsidiary companies, and also Danya Cebus Ltd. (hereafter: "Danya Cebus") and its subsidiary companies. (Each of Africa Hotels, Danya Cebus, Africa Housing and the Company jointly with the subsidiaries of each one of them are hereinafter to be referred to as "the participating divisions"), the limits of liability according to which, in respect of a single claim or, on aggregate, in respect of the entire insurance term, are 30 million US dollars (hereafter: "the group policy") for the period commencing July 1, 2004 and*

	ending June 30, 2005 (hereafter: "the insurance term").
	The annual insurance premiums in respect of the group policy amount to 157,223 US dollars. The share of the Company (including the Company's subsidiary companies, but excluding Africa Hotels, Africa Housing, Danya Cebus, and their subsidiary companies) in the annual insurance premiums in respect of the group policy amounts to 88,063 US dollars.
	Notwithstanding the aforesaid, if any of the participating divisions ultimately fails to contract under the group policy, then the Company's share in the insurance premiums as aforesaid shall increase by a rate of not more than 20% of the amount specified in that Clause.
The meeting resolved:	*To approve*
Quantity of shares participating in voting: *42,177,860*	
Quantity of shares voting in favour: *42,139,511*	
Quantity of shares voting against: *0*	
Ratio of opposing voters to total voting shares*: 0%*	
Ratio of voting in favour of the transaction out of total voters not holding a personal interest in the transaction*: 99.67%*	
Ratio of opposing voters, not holding a personal interest in the transaction, out of total voting rights in the Company: *0%*	
The meeting's resolutions on other items on the agenda:	
See Immediate Report on Results of Meeting published by the Company on 10/12/ 2004.	

1. *This report is submitted further to the following reports:*

Report	Date of publication	Reference number
Original	12/09/2004	2004-01-019951

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):
2004-01-019951

Previous name of reporting entity:

Form restructuring date: 08/09/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hahoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

T048
Public

Africa Israel Investments Ltd.
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 12/10/2004
Ref: 2004-01-026065

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON RESULTS OF MEETING

Regulation 36(D) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970

Annual meeting and B other meeting *as of 12/10/2004*. The following resolutions were adopted:

1. *To appoint Messrs Lev Leviev, Zvi Itskovitz, Shmuel Sussman, Chaim Erez, Yair Youtzis, Yitzhak Landesman, David Freidman and Yitzhak Forem as directors in the Company. Messrs Avraham Asheri and Rachel Bolton shall continue in office as external directors in the Company.*

2. *To approve that directors' remuneration, to directors in the Company, except for the chairman of the Board of Directors, for the year 2004, shall be: annual remuneration at the rate of NIS 42,245 (or a proportion of that amount in respect of office held for part of the year), and remuneration for attendance at meetings (to directors or alternate director) at a r ate of NIS 1,625 per meeting or a proportion of that amount in respect of a meeting taking place through communication media or without being convened, as set forth in the Companies Regulations (Rules Governing Remuneration and Expenses to an External Director), 5760 – 2000 (hereafter: "The Regulations"). Directors' remuneration shall be payable as provided in the Regulations.*

3. *To re-appoint Somekh Chaikin, Certified Public Accountants, and Zohar & Zohar, Certified Public Accountants, as the Company's joint auditing accountants.*

Explanation: If the meeting shall have adopted a resolution in which the statutorily required majority is not an ordinary majority, then the report shall also give the following details: total shares participating in the vote, number of shares having voted in favour or and against the resolution and the proportion of total votes included in the vote count for voting purposes, distinguishing between: controlling shareholders or their assigns and those not being controlling shareholders or their assigns, and the report shall also denote any other distinction between shareholders that is required for adoption of the resolution.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):
2004-01-019942

Previous name of reporting entity:

Form restructuring date: 08/09/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hahoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Africa Israel Investments Ltd.
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 25/08/2004
Ref: 2004-01-013897

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON MODIFICATION OF CORPORATION'S ISSUED AND AUTHORIZED SHARE CAPITAL

The corporation announces that

- On August 25, 2004
- From __________ to ____________

A modification occurred in the quantity of the corporation's securities, as follows:

1. Description of the nature of the modification

Explanation: Give all the details of the transaction or the act respecting which a modification has come about in the corporation's securities.

Exercise of options issued further to the Immediate Report as of November 11, 2003.

Date of modification	Nature of modification	Type and name of securities modified	Stock exchange number	Quantity modified	Transacted through stock exchange clearing house
25/08/2004	Exercise of options	"B" Series options	6110068	-25,146	No
25/08/2004	Exercise of options	Ordinary shares of NIS 0.1 n.v.	611012	251,460	No

Explanations:

1 *If the modification affects more than one security, give details of the effect of the modification in a separate line for each security.*

2 *Date of the modification – all modifications of the same type, in the same security, made on one day, will be summarized in one line. In this context – a distinction should be drawn between modifications made through the stock exchange clearing house and modifications made directly in the company's books.*

3 *The modification – for diminution add the minus sign "- ".*

4 *The quantity of securities and not NIS n.v. should be entered in all quantity fields.*

2. A. Strength of corporation's post-modification share capital

Name and type of share	Stock exchange number	Quantity of shares in authorized capital	Issued and paid up share capital	
			Quantity per latest report	Present quantity
Ordinary shares of NIS 0.1n.v.	611012	70,000,000	46,388,410	46,639,870

Explanation: give details of all types of shares including shares not registered for trading

B. Strength of corporation's other securities

Security number	Name of security	Quantity at last report	Present quantity
6110050	"A" Series options	121,486	121,486
6110068	"B" Series options	117,705	92,559
6110043	Africa 3/00	43,185	43,185

Explanation: Give details of all of the company's securities excepting shares and including securities not registered for trading.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 12/07/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hahoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

T053
Public

Africa Israel Investments Ltd
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hahoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 28/07/2004
Ref: 2004-01-004927

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970

Form subject: Filing of draft prospectus of subsidiary company

1. *The Company takes pleasure in hereby announcing that on July 28, 2004, Africa-Israel Housing Ltd., a wholly owned subsidiary of the Company, applied to the Securities Authority for permission to publish a prospectus for an Initial Public Offering of shares, options and debentures, together with a draft prospectus as aforesaid.*

   The timing, volume and final structure of the issuance have yet to be determined.

2. Date and time at which the corporation first learned of the event or the matter:

   - 28/07/2004 at 10:30 hours
   -

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 13/07/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Date: 25.7.04

Mr. Yehuda Algarisi, CPA
Deputy Director of Corporate Department
Israel Securities Authority

Dear Sir,

Re: **Immediate Report Dated July 21, 2004**

In response to your request as of July 21, 2004, for further details concerning the referenced report, we take pleasure in responding as follows:

To begin with, we wish to recall and emphasise that, as stated in the Immediate Report, the matter referred to is a Memorandum of Understanding, which is subject to the execution of a detailed agreement and the conduct of due diligence. Accordingly, at this stage, it is by no means certain that the transaction subject of the Memorandum of Understanding will be fact be realised. This being so, moreover, it should be borne in mind that the following details may be modified during negotiations taking place between the parties for drafting a detailed agreement.

Accordingly, the following are our comments in response to your letter, in the order of paragraphs of your letter.

1. The income yielding property subject of the transaction is the "Flora Palace" precinct in Prague, Czech Republic, which is a complex in an overall built-up area of some 85,000 sq.m, including a shopping mall, 3 offices towers and an underground parking lot.

2. Since the document in reference is a Memorandum of Understanding, no precise mechanism was established for adjustment of the consideration. Rather, the document gives details of the parameters forming the basis for determining the consideration, on the understanding that any modification of such parameters prior to closing date will obviously entail the adjustment of the consideration. Accordingly, the following parameters were enumerated:

   2.1 The consideration in respect of the shares being sold was determined on the basis of the difference between the value of the fixed assets of the foreign company (hereafter: **the foreign company"),** which stood at 120,000,000 euro, and the amount of bank debt of the foreign company, which was estimated at some 77,500,000 euro. On the basis of the aforesaid it was determined that in respect of 50% of the share capital of the foreign company, a sum of 21,250,000 euro would be payable. This represents half the difference between the value of the fixed assets and the estimate amount of the bank debt as aforesaid.

   2.2 It was moreover determined that there would be added to (or subtracted from) the consideration the amount of the difference

between the value of the foreign company's assets (excluding fixed assets) and the value of its liabilities (excluding shareholder's investments and accumulated earnings), as shall be on closing date of the transaction.

2.3 The Memorandum of Understanding moreover specified that the consideration was determined on the basis of the premise of a full occupancy rate of the property. Since, on date of executing of the Memorandum, there exist vacant office areas in an immaterial amount, it was agreed that if these areas were not leased by closing date, a pro rata share of the consideration would be deposited in trust for a period of three years, and would be gradually released to match the increase in occupancy of the vacant office areas, if and to the extent that such areas are leased.

2.4 The Memorandum moreover specified that the detailed agreement would include a stipulation whereby there would be carried to the vendor's credit any real cash benefit received by the acquiring party in respect of tax losses accrued prior to date of closing of the transaction and which would be utilized for reducing future tax rates in respect of the profits of the foreign company.

3. As stated in the Immediate Report, since the instrument in question is a Memorandum of Understanding, the closing of the transaction is naturally subject to the execution of a detailed agreement between the parties and the completion of due diligence.

The Memorandum of Understanding specifies that prior to the completion of due diligence, the totality of suspending conditions that may be required for closing the transaction cannot be precisely estimated, even though the parties do not anticipate any extraordinary conditions, apart from the possible necessity of obtaining the permission of the Czech Restraint of Trade Authority which, at this stage, it is thought, will probably be a mere formality, if it arises at all.

The Memorandum of Understanding also specifies that the parties will take steps to restructure the bank debt of the foreign company on such conditions as shall be agreed between the parties.

4. As stated in the Immediate Report, the acquiring party has been granted an exclusivity term until September 17, 2004. The Memorandum of Understanding also specifies that the closing of the transaction will take place within 45 days as of executing the detailed agreement. However, since these are maximum time ranges, themselves not necessarily inflexible, the date of closure of the transaction cannot be accurately pinpointed at this stage, and neither, resultantly, can the date of recognition of the profit deriving therefrom. This is because the closing of the transaction may take place, with the consent of the parties, at the end of the third quarter or during the fourth quarter, or even thereafter.

We are hopeful that the foregoing response meets your requirements, and we expect that, after studying it, you will share the Company's conclusion that the Immediate Report published by the Company contains all the material details important to a reasonable investor and which it is possible, at this stage, to furnish, with the proper degree of responsibility and care.

T053
Public

Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hahoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 21/07/2004
Ref: 2004-01-002761

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodical and Immediate Reports), 5730 – 1970
Form subject: Memorandum of Understanding for the Sale of Rights in Asset

1. *The Company hereby announces that a (100%) subsidiary of the Company has contracted in a Memorandum of Understanding with a foreign corporation (hereafter: "the acquiring party") for the sale of 50% of the issued share capital of a foreign company, which is the owner of all of the rights in an income-yielding property overseas.*

   The consideration for the transaction was fixed at 21 million euro, subject to possible adjustments that may derive from, inter alia, the volume of bank financing available to the foreign company on closing, and the results of a due diligence to be conducted by the acquiring party.

   The closing of the transaction is subject to the fulfilment of a number of suspending conditions including completion of due diligence and execution of a detailed contract between the parties. Pursuant to the conditions of the Memorandum of Understanding, the acquiring party is granted an "exclusivity term" until September 17, 2004.

   If and when the transaction is closed, the Company expects to record in consequence thereof a net profit in its financial statements amounting to NIS 95 million (subject to the aforesaid adjustments).

---

2. Date and time at which the corporation first learned of the event or the matter:

- 21/07/2004 at 08:30 hours
-

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 13/07/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hahoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Date: June 24, 2004

Att:
Mr. Motti Yemin, Attorney
Corporate Department
Securities Authority
22 Kanfei Nesharim Street
Jerusalem 95464

Dear Sir,

Re: Demand for Publication of Immediate Report dated June 23, 2004

Following telephone conversation with you and in response to paragraph 2 of your above demand to receive the company's response to the criteria used to study the materiality of each of the projects brought to the public's attention at the press conference convened by the Company on June 23, 2004, we hereby respectively respond as follows:

1. General

From the onset, our company has reviewed, and continues to review, the need to publish immediate report on issues such as those in your demand, in light of the provisions of regulation 36 of the Securities Regulations (Periodic and Immediate Reports)-1970, on the basis of the criteria set forth in this regulation, i.e.:

(a) the occurrence of an event of issue outside the corporation's normal course of business;

(b) which has or may have a material effect on the corporation (alternatively, a meaningful effect on the company's share price).

The "irregularity" of the issues discussed in your appeal, in terms of the nature of the matter, is naturally examined on the backdrop of the Company's entire business. As we explain below, projects of the aforementioned type have clearly been, for an extended period, part of the Company's normal course of business, in Israel and overseas, on a very broad scope.

The "irregularity" of the aforementioned issues, in terms of their extent and in terms of their consequences, is reviewed by our Company, whenever such is relevant, by comparing the data from the specific issue (including, with consideration to our Company's share in the venture) - on one hand, compared to conventional data and parameters (including the Company's financial data) – on the other hand. The examination of such issues below, from the perspectives of the aforementioned criteria, is performed with consideration to, inter alia, our company's shareholders' equity, the extent of its liabilities and its total book value according to its financial statements as of march 31, 2004, after adjustments of these data to an annual basis.

2. Projects in Miami, Florida, USA

It is known, that the Company, since 1998, has engaged, inter alia, in the development of real estate overseas, especially in the USA and Canada, including the construction or acquisition of residential buildings, commercial centers and office buildings. The company's total such investments overseas as of March 31, 2004 (in shareholders' equity and bank loans) amounted to approximately USD 400 million, of the Company's total assets which totaled approximately USD 1.67 billion at that date.

The extent of the planned investments in projects in Miami, in the amount of approximately USD 90 million (of which the Company's share is 65%, i.e., approximately USD 60 million), is therefore not material when compared to the Company's total scope of investments in Israel and overseas, and when compared to its total assets. This is also true regarding the scope of the sales and expected income from these projects in the forthcoming years – which amount to approximately 5% of each of the above items.

3. Loft River Project, New York, USA

First, we note that information regarding this project, which is known by the Company as "W2," and is in a relatively advanced stage, has already been included in the report to the Company's board of directors for the period of January-March 2004 (see page 2 of the report to the board of directors).

Regarding the information published on the rating of the project for the purpose of raising debts through bond issues, this information has not economic materiality or significance. This is because it involves raising debt capital, which at the most, may lead to the reduction of the Company's financing expenses, and even so in a manner which is not dramatic. Considering the extent of the planned securitization of approximately NIS 100 million, it is clear that it is similarly non-material compared to the Company's total assets, which amounted to approximately NIS 7.5 billion as of March 31, 2004.

4. Residential Projects in Prague and Additional Mall in Pardubice, Czech Republic

On this issue as well, we find [such] projects in the Company's normal course of business. The Company's scope of investments in the Czech Republic as of March 31, 2004 is approximately Euro 100 million, and total areas of the Company's income-yielding properties in this country as of the above date, are approximately 80,000 sqm. The scope of its investment in the mall, which amounts to approximately Euro 24 million, therefore, constitutes a miniscule percentage of the Company's total assets.

The scope of its income from either of the two residential projects in Prague does not exceed Euro 15 million, and considering that the projects' period is approximately 3 years, the effect of each on the annual income is surely non-immaterial.

5. Office Buildings in Namibia

We note, as published, that at this stage, negotiations are underway for the construction of an office building of an area of approximately 20,000 in the BOT

method (compared to approximately 350,000 sqm in the Company's income-yielding properties which are currently in the construction stage in Israel and overseas). The expected extent of its investment in this project (if negotiations mature into a transaction) in the amount of approximately USD 50 million, is certainly non-material compared to the Company's total assets. The projected annual profit – if materializes - amounts to approximately USD 2 million, and consequently its contribution is not material when examined from this perspective as well.

6. Tel Aviv Light Rail Tender

First, we note that the Company has long been active in BOT projects in the infrastructure industry. For example, the Company is a partner in the concession holder for the Cross-Israel Highway and has also participated in the tender for the transportation of natural gas and the Jerusalem light rail tender.

In any case, in the press conferences, we announced only the Company's intention to participate in the Tel Aviv light rail tender, as part of an international consortium, in which the Company's share will be approximately 20%. We note that such announcement precedes the signing of final documents for the establishment of the consortium, and is in the absence of any consolidated or detailed offer by the consortium, and certainly before any bid has been submitted in the tender.

On the basis of the considerations and data described above, we, as noted, reached the conclusion that this series of projects, which are clearly defined as part of the Company's core business, and, however respectful such projects may be, no project on its own has the potential for a material effect on the Company's business results.

We are at your disposal to answer any question or provide any clarification as necessary.

Sincerely,

Jacques Zimmerman, Attorney
Company Secretary
Africa Israel Investments Ltd. Group

Date: June 30, 2004

Att:
Mr. Motti Yemin, Attorney
Corporate Department
Securities Authority
22 Kanfei Nesharim Street
<u>Jerusalem 95464</u>

Dear Sir,

<u>Re: Request for Details dated June 28, 2004</u>

Following the telephone conversation with you and in response to your above request, we respectfully respond as follows:

1. At the outside and for the sake of good practice, we note, as you were informed in the telephone conversation, that Mr. Leviev did not mention a company value of USD 7 billion, but rather USD 5 billion, at the press conference.

2. In any case, in order to present an accurate rendering, we clarify that, at the press conference, Mr. Lev Leviev was questioned what the next target was, in light of the fact that upon the acquisition of the company 7 years ago, he set a goal of reaching a value of 1 billion dollars, a goal which was achieved in practice. In his response to this question, Mr. Leviev smiled and said that from his point of view, the next goal was to bring the company to a value of 5 billion dollars.

3. We further emphasize that this was a response to a question spontaneously raised by one of the journalists who attended the press conference, without any advance preparation and certainly not on the basis of any working assumptions, work plans, detailed projects or others. Furthermore, based media publications, this was explicitly treated by Mr. Leviev as a "goal," in its definition as a vision, an aspiration and a target, distinct from projections, forecasts or estimates.

4. In light of the aforesaid, we are unable to address the assumptions and projection which served as the basis for what you termed "Mr. Leviev's estimates," both because the said assumptions and forecasts are unavailable (excluding the Company's work plan for the current year) and because this did not constitute an estimate in any way.

Sincerely,

Jacques Zimmerman, Attorney
Company Secretary
Africa Israel Investments Ltd. Group

Africa Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T087
public
Transmission date: June 9, 2004
Ref: 2004-01-109629

Att:

Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Revised report for a faulty report transmitted on June 1, 2004, the reference number of which is 2004-01-106647

Fault: *error in the quantity of Series A Options exercised into shares on May 31, 2004, leading to an error in the consequent quantity of shares issued*
Reason of fault: *error in the applications notices to exercise options transmitted to the company*
Nature of the amendment: *The parties wishing to exercise the options notified the company of an error in the quantity of Series A Options which they requested to exercise and which were exercised on May 31, 2004; this led to an error in the quantity of shares consequently issued. They requested that the exercise be amended such that a total of 2,014 options rather than 20,131 options are exercised.*

Immediate Report of Amendment to the Corporation's Issued and Authorized Capital

The corporation gives notice that
☐ on May 31, 2004
☐ between date ___________ until ____________

an amendment was made in the quantity of the corporation's securities as follows:

1. Description of the nature of the amendment:
   explanation: describe all the details of the transaction or action in respect of which a change occurred in the corporation's securities.
   Exercise of options issued following the immediate report dated November 11, 2003.

Date of change	Nature of change	Class and name of security undergoing change	Stock exchange number	Quantity of change	Performed through the stock exchange clearinghouse
May 31, 2004	*Exercise of options*	*Series A Options*	*6110050*	*-2,014*	*No*
May 31, 2004	*Exercise of options*	*Ordinary shares of NIS 0.1 par value each*	*611012*	*-20,140*	*No*

Explanations:

1. If the change affected more than one security, describe in details the effect of the change on each security in a separate line.
2. Date of change – all changes of the same type, in the same security, performed on the same date, shall be summarized in a single line. In this matter, separate the changes performed through the stock exchange clearinghouse and changes performed directly in the company's books.
3. The change – for a reduction, add the sign " –".
4. Under the heading of quantity, enter the quantity of securities and not the par value in NIS.

2.

2.1 Status of the Corporation's Share Capital Subsequent to the Change

Name and class of share	Stock exchange number	Quantity of shares in authorized capital	Issued and Paid-in Capital	
			Quantity in most recent report	Current quantity
Ordinary shares of NIS 0.1 par value	611012	70,000,000	46,322,320	46,342,460

Explanation: specify in detail all classes of shares including shares unlisted for trade.

2.2 Status of the Corporation's Other Securities

Stock exchange number	Stock exchange name	Quantity in most recent report	Current quantity
6110050	*Series A Options*	*123,500*	*121,486*
6110068	*Series B Options*	*122,300*	*122,300*
6110043	*Africa 3/00*	*43,185*	*43,185*

Explanation: specify all the Company's securities excluding shares and including securities unlisted for trade

References of previous documents on the matter (reference does not constitute incorporation thereby):

Previous name of the reporting entity:

Revision date of form structure: May 17, 2004

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

Africa Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T087
public
Transmission date: June 1, 2004
Ref: 2004-01-106647

Att:

Securities Authority — www.isa.gov.il
Tel Aviv Stock Exchange Ltd. — www.tase.co.il

Re: **Immediate Report on Amendments to the Authorized and Issued Capital of the Corporation**

The corporation gives notice that
☐ on May 31, 2004
☐ between date ___________ until ___________

an amendment was made in the quantity of the corporation's securities as follows: .

1. Description of the nature of the amendment:
   explanation: describe all the details of the transaction or action in respect of which a change occurred in the corporation's securities.
   Exercise of options issued following the immediate report dated November 11, 2003.

Date of change	Nature of change	Class and name of security undergoing change	Stock exchange number	Quantity of change	Performed through the stock exchange clearinghouse
May 31, 2004	*Exercise of options*	*Series A Options*	*6110050*	*-20,131*	*No*
May 31, 2004	*Exercise of options*	*Ordinary shares of NIS 0.1 par value each*	*611012*	*201,310*	*No*

Explanations:
1. If the change affected more than one security, describe in details the effect of the change on each security in a separate line.

2. Date of change – all changes of the same type, in the same security, performed on the same date, shall be summarized in a single line. In this matter, separate the changes performed through the stock exchange clearinghouse and changes performed directly in the company's books.
3. The change – for a reduction, add the sign " –".
4. Under the heading of quantity, enter the quantity of securities and not the par value in NIS.

2.

2.1 Status of the Corporation's Share Capital Subsequent to the Change

Name and class of share	Stock exchange number	Quantity of shares in authorized capital	Issued and Paid-in Capital	
			Quantity in most recent report	Current quantity
Ordinary shares of NIS 0.1 par value	611012	70,000,000	46,322,320	46,523,630

Explanation: specify in detail all classes of shares including shares unlisted for trade.

2.2 Status of the Corporation's Other Securities

Stock exchange number	Stock exchange name	Quantity in most recent report	Current quantity
6110050	*Series A Options*	*123,500*	*103,369*
6110068	*Series B Options*	*122,300*	*122,300*
6110043	*Africa 3/00*	*43,185*	*43,185*

Explanation: specify in detail all classes of shares excluding shares and including securities unlisted for trade.

References of previous documents on the matter (reference does not constitute incorporation thereby):

Previous name of the reporting entity:

Revision date of form structure: May 17, 2004

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

T087
Public

Africa Israel Investments Ltd.
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange
Abbreviated name: Africa
Street: 4 Derech Hahoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Transmission date: 18/08/2004
Ref: 2004-01-011671

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON MODIFICATION OF CORPORATION'S ISSUED AND AUTHORIZED SHARE CAPITAL

The corporation announces that

- On August 18, 2004
- From __________ to ____________

The quantity of the corporation's securities was modified, as follows:

1. Description of the nature of the modification

Explanation: Give all the details of the transaction or the act respecting which a modification has come about in the corporation's securities.

Exercise of options issued further to the Immediate Report as of November 11, 2003.

Date of modification	Nature of modification	Type and name of securities modified	Stock exchange number	Quantity modified	Transacted through stock exchange clearing house
18/08/2004	Exercise of options	"B" Series options	6110068	-4,595	No
18/08/2004	Exercise of options _____	Ordinary shares of NIS 0.1 n.v.	611012	45,950	No

Explanations:

1. *If the modification affects more than one security, give details of the effect of the modification in a separate line for each security.*

2. *Date of the modification – all modifications of the same type, in the same security, made on one day, will be summarized in one line. In this context – a distinction should be drawn between modifications made through the stock exchange clearing house and modifications made directly in the Company's books.*

3. *The modification – for diminution add the minus sign "- ".*

4. *The quantity of securities and not NIS n.v. should be entered in all quantity fields.*

2. A. Strength of corporation's post-modification share capital

Name and type of share	Stock exchange number	Quantity of shares in authorized capital	Issued and paid up share capital	
			Quantity per latest report	Present
Ordinary shares of NIS 0.1n.v.	611012	70,000,000	46,342,460	46,388,410

Explanation: give details of all types of shares including shares not registered for trading

B. Strength of corporation's other securities

Security number	Name of security	Quantity at last report	Present quantity
6110050	"A" Series options	121,486	121,486
6110068	"B" Series options	122,300	117,705
6110043	Africa 3/00	43,185	43,185

Explanation: Give details of all of the company's securities excepting shares and including securities not registered for trading.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 12/07/2004

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hahoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Africa Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T087
public
Transmission date: April 22, 2004
Ref: 2004-01-091212

Att:

Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: **Immediate Report on Amendments to the Authorized and Issued Capital of the Corporation**

Regulation 31 of the Securities Regulations (Periodic and Immediate Reports)-1970

The corporation gives notice that
☒ on April 22, 2004
☐ between date ___________ until ____________

an amendment was made in the corporation's *issued* capital.

1. The amendment was made through a distribution of bonus shares______________

2. The said amendment was following the Immediate Report published on March 28, 2004, the reference number of which is 2004-01-083121.

3.

3.1 If the issue of shares was through a conversion of convertible shares, provide the following details:

1. Type of securities converted to company shares: _____________ Quantity of securities converted: _____________ Class of shares issued: ________________ Quantity of shares issued: ____________ Consideration received or payable in respect of the issued shares: ____________

3.2 If the issue of shares was by private or public placement, provide the following details:

1. Type of securities issued: ____________ Quantity of securities issued: ____________ Consideration received or payable in respect of the issued shares: ____________

3.3 If issue of shares is a result of the issue of bonus shares, split or merger of capital, specify the nature of the amendment and summarize briefly:
Issue of bonus shares constituting 900% of the total issued and paid-in capital of the company

3.4 Details regarding other amendments:

____

3.5 Status of company's capital subsequent to the above amendment is:

No. of security	Security class	authorized capital	issued capital	currency
611012	Ordinary shares of par value NIS 0.1 each	7000000	4632232	NIS

explanation: for an review of the status of the corporations' restricted shares of its total issued capital, refer to report T308 or report T85, most recently reported by the corporation.

The company's issued and paid-in capital is NIS 4,632,232 divided into 46,322,320 ordinary shares of NIS 0.1 par value each.

References of previous documents on the matter (reference does not constitute incorporation thereby):

Previous name of the reporting entity:

Revision date of form structure: March 29, 2004

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

Africa-Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T080
public
Transmission date: March 28, 2004
Ref: 2004-01-083121

Att:

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Re: **Immediate Report on Distribution of Bonus Shares**
Regulation 37(a) of the Securities Regulations (Periodic and Immediate Reports)-1970

1. We hereby give notice that on *March 26, 2004*, the board of directors of the corporation approved a distribution of *41690088 bonus shares of NIS 0.1 par value each.*
2. The bonus share distribution constitutes *900%* of the issued and paid-in capital.
3. The determining date: *April 20, 2004*
   Ex-date: *April 21, 2004*
   Bonus share distribution date: *April 22, 2004*
4. The resolution is not subject to the approval of the general meeting.

Name of vested security	No. of vested security	No. of security received upon distribution of bonus*	Received security	Quantity of bonus shares per share
Ordinary share of NIS 0.1 par value	611012	611012	Ordinary share of NIS 0.1 par value	9

**explanation: when more than one security is received, record each security received on a separate line.*

If the company has securities convertible into capital define the effect of the dividend distribution on such securities:

See details below:

The company's capital contains non-negotiable options issued to the company CEO, Mr. Pinhas Cohen, pursuant to a private placement plan dated March 17, 2003. The option plan provides that if the company distributes bonus shares, during the exercise terms of the options pursuant to the plan, but prior to the exercise date, the offeree's rights shall be maintained as follows: the exercise premium shall remain unchanged; however, the number of exercised shares to which the offeree shall be entitled in respect of unexercised options, shall change by the number of shares to which the offeree would have been entitled as bonus shares had he exercised all the previously unexercised options prior to the determining date of the entitlement to receive bonus shares.

Furthermore, the company's capital contains two series of non-negotiable options issued to institutional investors, based on a private offering dated November 3, 2003. Each option provides that in any case of a distribution of bonus shares to the company's shareholders of ordinary shares of NIS 0.1 par value each, during the option terms, the number of shares stemming from the exercise of the options of which the offerees were entitled to receive upon exercise, by the addition of shares, of the class and quantity of which the offerees were entitled to receive as bonus shares had they exercised the (unexercised) options immediately prior to the determining date of the entitlement to receive bonus shares.

References of previous documents on the matter (reference does not constitute incorporation thereby):

Previous name of the reporting entity:

Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

Africa-Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T080
public
Transmission date: March 28, 2004
Ref: 2004-01-083121

Att:

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Re: **Immediate Report on Distribution of Bonus Shares**
Regulation 37(a) of the Securities Regulations (Periodic and Immediate Reports)-1970

1. We hereby give notice that on *March 26, 2004*, the board of directors of the corporation approved a distribution of *41690088 bonus shares of NIS 0.1 par value each.*
2. The bonus share distribution constitutes *900%* of the issued and paid-in capital.
3. The determining date: *April 20, 2004*
   Ex-date: *April 21, 2004*
   Bonus share distribution date: *April 22, 2004*
4. The resolution is not subject to the approval of the general meeting.

Name of vested security	No. of vested security	No. of security received upon distribution of bonus*	Received security	Quantity of bonus shares per share
Ordinary share of NIS 0.1 par value	611012	611012	Ordinary share of NIS 0.1 par value	9

**explanation: when more than one security is received, record each security received on a separate line.*

If the company has securities convertible into capital define the effect of the dividend distribution on such securities:

See details below:

The company's capital contains non-negotiable options issued to the company CEO, Mr. Pinhas Cohen, pursuant to a private placement plan dated March 17, 2003. The option plan provides that if the company distributes bonus shares, during the exercise terms of the options pursuant to the plan, but prior to the exercise date, the offeree's rights shall be maintained as follows: the exercise premium shall remain unchanged; however, the number of exercised shares to which the offeree shall be entitled in respect of unexercised options, shall change by the number of shares to which the offeree would have been entitled as bonus shares had he exercised all the previously unexercised options prior to the determining date of the entitlement to receive bonus shares.

Furthermore, the company's capital contains two series of non-negotiable options issued to institutional investors, based on a private offering dated November 3, 2003. Each option provides that in any case of a distribution of bonus shares to the company's shareholders of ordinary shares of NIS 0.1 par value each, during the option terms, the number of shares stemming from the exercise of the options of which the offerees were entitled to receive upon exercise, by the addition of shares, of the class and quantity of which the offerees were entitled to receive as bonus shares had they exercised the (unexercised) options immediately prior to the determining date of the entitlement to receive bonus shares.

References of previous documents on the matter (reference does not constitute incorporation thereby):

Previous name of the reporting entity:

Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

Africa-Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T081
public
Transmission date: March 28, 2004
Ref: 2004-01-083091

Att:

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Re: **Immediate Report on Distribution of Cash Dividend**
Regulation 37(a) of the Securities Regulations (Periodic and Immediate Reports)-1970

1. We hereby give notice that on *March 26, 2004*, the board of directors of the corporation approved a distribution of a dividend.
2. The total amount of dividends to be paid is *NIS 180,000,000.*
   The dividend is *38858%* of the issued and paid-in capital.
3. The determining date: *April 1, 2004*
   Ex-date: *April 4, 2004*
   Dividend distribution date: *April 19, 2004*
4. Tax rate withheld at source:
   25% (excluding payments to companies authorized in Israel)
5. The balance of the corporation's income as defined in article 302 of the Companies Law-1999, after the distribution subject of this report, is a total of *NIS 339596000*________.
6. Procedure of approval of the dividend
   Resolution of the board of directors.
7.

No. of vested security	Amount of dividend to be paid in NIS or other currency, per share	Currency of payment	Date of currency rate for payment
611012	38.85815	NIS	April 19, 2004

---

8. If the company has securities convertible into capital, define the effect of the dividend distribution on such securities:

See details below:

The company's capital contains non-negotiable options issued to the company CEO, Mr. Pinchas Cohen, pursuant to a private placement plan dated March 17, 2003. On the date of the resolution by the board of directors to approve the distribution of the dividend, an amendment to the above option plan was approved, in the matter of adjusting the exercise price of unexercised options, through a reduction in the exercise price on the ex-dividend date, to be determined by the TASE Ltd., in an amount equal to the dividend paid in respect of each share. An immediate report regarding the amendment to the option plan as aforesaid, shall be published by the company separately.

Furthermore, the company's capital contains two series of non-negotiable options issued to institutional investors, based on a private offering dated November 3, 2003. Each option provides that in any case of a dividend payment by the company to its ordinary shareholders, the exercise price of each option shall be reduced on the ex-dividend date by an amount equal to the dividend paid in respect of each company share. To remove all doubt, the exercise price shall not fall below the par value of the share in any case.

References of previous documents on the matter (reference does not constitute incorporation thereby):
2004-01-081453

Previous name of the reporting entity:

Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

Africa Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T048
public
Transmission date: March 21, 2004
Ref: 2004-01-080316

Att:

Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: **Immediate Report on Results of Meeting**
Regulation 36(d) of the Securities Regulations (Periodic and Immediate Reports)-1970

1. The following resolutions were adopted at the general meeting of the company on March 21, 2004:

   To approve the increase of the company's authorized capital by NIS 6,000,000, such that it shall equal NIS 7,000,000 after the increase, divided into 70,000,000 ordinary shares of NIS 0.1 par value each.
   Article 4 of the Company's Memorandum of Association and article 12 of the Company's Articles of Association shall be amended accordingly.

Details of the results of the vote on the resolution:
Total votes participating in the vote: 4,227,050 votes, of which 1,207,502 votes of shareholders who are not controlling owners in the company or representatives thereof.
In favor - 4,192,505 votes, including 1,172,957 votes of non-controlling shareholders or representatives thereof, constituting 97.1% of the total votes of non-controlling shareholders or representatives thereof, who participated in the vote.
Against – 27,369 votes, all of non-controlling shareholders, or representatives thereof.

References of previous documents on the matter (reference does not constitute incorporation thereby):
Previous name of the reporting entity:
Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

Africa Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T310
public
Transmission date: March 21, 2004
Ref: 2004-01-080322

Att:

Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Revised report for a faulty report transmitted on November 5, 2003, the reference number of which is 2003-01-016464

Fault: *technical error in the authorized capital*
Reason of fault: *typographic error*
Nature of the amendment: *The company's authorized capital is NIS 1,000,000 divided into 10,000,000 ordinary shares of NIS 0.1 par value each.*

Opening Details of the Corporations' Securities and Capital

Regulation 21(b) of the Securities Regulations (Electronic Reporting and Signature)-2003

Following are details of the Corporation's share capital as of the date of this report:

1.

Share class	Ordinary shares of NIS 0.1 par value each
Authorized capital	1,000,000
Issued capital	4,632,232
Currency	NIS
Listed for trade in stock exchange	TASE
Stock exchange registration number	611012

Following are details of additional securities issued by the Corporation:

1.

Security class	______
Series	______
Quantity of securities	______
Conversion/exercise period	______
Maturity date	______
Listed for trade in stock exchange	______
Stock exchange registration number	______
Type of shares stemming from exercise/conversion of securities	______
Quantity of shares stemming from full exercise/conversion of securities	______

The company's authorized share capital as of March 21, 2004, was NIS 1,000,000 after the increase, divided into 10,000,000 ordinary shares of NIS 0.1 par value each.

References of previous documents on the matter (reference does not constitute incorporation thereby):
2003-01-016464
Previous name of the reporting entity:

Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393586, email: Jacques@africa-israel.com

Africa Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T087
public
Transmission date: March 21, 2004
Ref: 2004-01-080334

Att:

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Re: **Immediate Report on Amendment to Authorized and Issued Capital of the Corporation**

Regulation 31 of the Securities Regulations (Periodic and Immediate Reports)-1970

The corporation gives notice that
☐ on March 21, 2004
☐ between date ___________ until ____________

an amendment was made in the corporation's *authorized* capital.

1. The amendment was made through ________ ______________

2. The said amendment was following ___________ published on ___________, reference number of which is ______________.

3.
   3.1 If the issue of shares was through a conversion of convertible shares, provide the following details:

1. Type of securities converted to company shares: _____________ Quantity of securities converted: _____________ Class of shares issued: _______________ Quantity of shares issued: ____________ Consideration received or payable in respect of the issued shares: ____________

3.2 If the issue of shares was by private or public placement, provide the following details:

1. Type of securities issued: ____________ Quantity of securities issued: ____________ Consideration received or payable in respect of the issued shares: ____________

3.3 If issue of shares is a result of the issue of bonus shares, split or merger of capital, specify the nature of the amendment and summarize briefly:

____

3.4 Details regarding other amendments:

____

3.5 Status of company's capital subsequent to the above amendment is:

No. of security	Security class	authorized capital	issued capital	currency
611012	Ordinary shares of par value NIS 0.1 each	7000000	4632232	NIS

Explanation: in order to determine the proportion of treasury shares of the corporation out of the corporation's total issued shareholders' equity, please refer to corporation's latest Report No.T308 or Report No. T85.

Today, the company increased its authorized capital by NIS 6,000,000, such that it the company's authorized capital equals NIS 7,000,000 after the increase, divided into 70,000,000 ordinary shares of NIS 0.1 par value each.

References of previous documents on the matter (reference does not constitute incorporation thereby):

Previous name of the reporting entity:

Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

Africa Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T102
public
Transmission date: March 21, 2004
Ref: 2004-01-080349

Att:

Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: **Immediate Report on Amendment to Memorandum and/or Articles of Association**
Regulation 31c and 31d of the Securities Regulations (Periodic and Immediate Reports)-1970

1. On *March 21, 2004*, the *general meeting* approved a resolution to *amend the Corporation's memorandum and articles of association.*

2. Nature of the amendment:

   Increase in the company's authorized capital by NIS 6,000,000 such that it shall equal NIS 7,000,000 after the increase, divided into 70,000,000 ordinary shares of NIS 0.1 par value each.

3. Wording of the amendment:

   The first sentence in article 12 of the company's Articles of Association shall be amended as follows:

   "The Company's authorized capital is NIS 7,000,000, divided into 70,000,000 ordinary shares of NIS 0.1 par value each (hereafter – "the Ordinary Shares").

   Article 4 of the Company's Memorandum of Association shall be amended as follows:
   "The capital of the Company is NIS 7,000,000 divided into 70,000,000 Ordinary Shares of NIS 0.1 par value each."

4. The amendment shall enter into effect on *March 21, 2004.*

5. *The amended Articles of Association of Africa Israel are attached: isa.pdf_21.3.04.*

6. *The amended Memorandum of Association of Africa Israel is attached: isa.pdf_21.3.04.*

References of previous documents on the matter (reference does not constitute incorporation thereby): 2004-01-080316

Previous name of the reporting entity:

Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

Africa Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T046
public
Transmission date: February 25, 2004
Ref: 2004-01-072138

Att:

Securities Authority	**Tel Aviv Stock Exchange Ltd.**
www.isa.gov.il	**www.tase.co.il**

Re: **Immediate Report on Convening of Meeting**
Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports)-1970

1. On *February 25, 2004,* a resolution was passed to convene an *extraordinary* meeting _________ on *Sunday, March 21, 2004 at 12:00.*
   Address*: Africa-Israel Investments Ltd, 4 Derech Hachoresh, Yehud*

2. The determining date for entitlement to participate and vote in the meeting, if any, is *March 14, 2004*

3. Issues on the Agenda:

1.
   a. Description of the nature of the topic:
      Increase of the company's authorized capital.
   b. The primary facts required to understand the issue:
      None
   c. Form of the proposed resolution
      To approve the increase of the company's authorized capital by NIS 6,000,000, such that it shall equal NIS 7,000,000 after the increase, divided into 70,000,000 ordinary shares of NIS 0.1 par value each. Article 4 of the Company's Memorandum of Association and article 12 of the Company's Articles of Association shall be amended accordingly.
   d. Required majority:
      A majority of 75% percent of all votes of the shareholders present at the extraordinary meeting, entitled to vote and who voted therein, without taking into consideration the abstaining votes.

Form or a brief description of the proposed resolutions: ______

Legal quorum for the meeting:

The legal quorum is the presence, within one half hour from the time determined for the commencement of the meeting, of a least two (2) shareholders, either by themselves or by proxy, holding at least twenty (20%) percent of the voting rights.

4. In the absence of a legal quorum, the adjourned meeting shall take place on *March 28, 2004*, at *12:00.*
   at the address: *4 Derech Hachoresh, Yehud*

5. The place and time for the perusal of all proposed resolutions, the wording of which was not presented in entirety in the details of the agenda above:

   The proposed resolution in its entire form, may be examined at the Company's office, 4 Derech Hachoresh, Yehud, during regular business hours, until the date of the meeting.

References of previous documents on the matter (reference does not constitute incorporation thereby):
Previous name of the reporting entity:

Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

Africa Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T053
public
Transmission date: January 21, 2004
Ref: 2004-01-060654

Att:

Securities Authority **Tel Aviv Stock Exchange Ltd.**

www.isa.gov.il **www.tase.co.il**

Dear Sir or Madam;

Re: **Immediate report on event or matter outside the company's normal course of business**

Regulation 36(a) of the Securities Law (Periodic and Immediate Reports)-1970

1. The company respectfully gives notice that on January 21, 2004, Africa Israel Properties Ltd. ("Africa Properties"), a wholly owned subsidiary of the company, received an announcement from Maalot the Israeli Securities Rating Company Ltd. ("Maalot"), according to which Maalot decided to grant the rating of AA to the bonds of Africa Properties, in an aggregate amount of up to NIS 400 million, which Africa Properties intends to issue during the forthcoming weeks as part of one or more private placements to institutional investors. The form of Maalot's announcement is hereby attached to this Immediate Report.
aimn0104.pdf

2. Date and time at which the corporation was first informed of the event or matter:

January 21, 2004 at 10:30

References of previous documents on the matter (reference does not constitute incorporation thereby):

Previous name of the reporting entity:

Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

MAALOT ISRAEL SECURITIES RATING COMPANY LTD
A Strategic Partner of Standard & Poor's

21.4.04

PRESS RELEASE

AFRICA-ISRAEL PROPERTIES LTD.

Maalot, a strategic partner of Standard & Poor's, hereby announces that Maalot's rating committee has established a (AA-) rating for debentures totalling up to NIS 400 million to be issued by Africa-Israel Properties Ltd (hereafter – the Company) a company coordinating the income-producing real-estate properties of the Africa-Israel Group. The debentures are to be issued by way of a private placement to institutional bodies. The issuance consideration shall be designated for promoting the Company's objects and for repaying loans taken by the Company, including repayment of owners' loans. The debenture rating is based, in alia, on the Company's maintaining a number of financial ratios and on its focusing on income-producing real estate activity.

ANNEXED HERETO ARE THE PRINCIPAL RATING CONSIDERATIONS

Readers may register for the subscribers' club at the Maalot site: www.maalot.co.il

"Top Dan" Building, 72 Pinchas Rosenne St., Tel-Aviv 69512, Tel: 03-6440725 * Fax: 03-6440746

January 21, 2004

Mr. Avraham Meiron, Deputy CFO
Africa-Israel

Dear Sir,

Re: DEBENTURE RATING

I am hereby to inform you that the rating committee of the Board of Directors of Maalot has established a rating of AA- for the debentures to be issued by way of private placement to institutional bodies by Africa-Israel Properties Ltd (hereafter: the Company) in the amount of NIS 400 million.

With reference to the aforesaid, we wish to emphasise that the rating of the debentures was established, inter alia, on the basis of pro forma accounting data and the issuance objective reported by you, and also on the Company's policy as indicated to us in relation to policy governing leverage, dividends, volume of entrepreneurship and volume of mortgaged assets.

Annexed hereto are the principal rating considerations.

Yours Truly

Dorit Salinger, CEO

Cc: Mr Amos Sapir, Chairman

Abstract of principal considerations

AFRICA ISRAEL PROPERTIES LTD

RATING

Debentures to be issued by way of private placement to institutional bodies in a total of up to NIS 400 million	AA-

CORPORATE ANALYST

Shaul Ben Shimol

Alex Mainster

January 2004

Maalot ratings are based on information obtained from the company and from other sources believed by Maalot to be reliable. Maalot does not audit the information obtained and does not verify the correctness or integrity thereof.

The ratings may be modified as a result of changes in the information received, or for other reasons. The rating is not to be deemed an expression of opinion as regards the security price on the primary or secondary market. The rating is not to be deemed as an expression of opinion as to the feasibility of the purchase, sale or holding of any security.

All rights are reserved to Maalot. This abstract is not to be copied, photocopied, or distributed, nor is any commercial use to be made hereof without the consent of Maalot, other than citing this abstract for professional purposes only, while specifying the source.

AFRICA ISRAEL PROPERTIES LTD

GENERAL

Africa-Israel Investments Ltd. (hereafter: "Africa-Israel") is one of Israel's major investment and holding groups, with activity in a diverse range of fields in Israel and abroad: real estate, hotel keeping and vacationing, contract works and infrastructures, energy, industry and fashion, communications etc. Three different divisions are responsible for the Company's real estate activity: residential entrepreneurship, income producing properties and shopping malls. In the first half of 2003, the Company's income producing real estate and shopping mall activity (hereafter: "income producing real estate activity") accounted for 8.7% of the total revenue of Africa-Israel and some 37.7% of total operating profit. At the end of December 2003, Africa-Israel centralised the income producing properties under a wholly held subsidiary company (hereafter: "the Company" or Africa-Israel Properties"). The Company's total area either currently leased or under construction amounts to about 373,000 sq.m, of which some 269,000 sq.m are located in Israel, with the remainder in the Czech republic (53% of the area of overseas properties), Canada (28%), the UK (16%), and the Netherlands (3%). Total gross cost of the Company's properties amounts to some NIS 3 billion, of which the cost of the properties in Israel represents two thirds.

2. FORTHCOMING DEBENTURE ISSUANCE

Africa-Israel Properties intends to float private debenture placements for institutional investors in an aggregate volume of some NIS 400 million. The consideration of the issuance will be applied to the promotion of the Company's objects and to the repayment of loans taken by the Company, including the repayment of owners' loans.

3. PRINCIPAL RATING CONSIDERATIONS

In the assessment of Maalot, the Company's activity reflects a higher than average business positioning in the sector, primarily having regard to: the spread of activities over the various sectors in the field of income producing real estate; the spread of activities in Israel and in other countries; the volume and location of the properties, the high positioning of shopping centres in Israel and elsewhere, and the above average positioning of most of the income producing properties; confirmed land reserves for relatively broad-gauge construction; high rates of occupancy over the long term (on average some 93% in the past three years); rents maintained at a high level relative to local market conditions in most of the properties. On the other hand, negative factors affecting the Company's business positioning are, primarily: the crisis currently affecting income producing properties in Israel, reflected in the decrease in occupancy rates and the reduction of leasehold fees; the Company's overseas entrepreneurship and expansion policy; a high proportion of the Company's total revenues (some 53%) deriving from three shopping malls and the offices in their precincts (Ramat Aviv, Savyonim and Flora Palace) and from the properties in the Weizmann Science Park in Ness Ziona (some 22.7% of the Company's total revenues); relatively high dependence on clients from the high tech and biotechnology sectors in industrial parks; a substantial proportion of projects (some

30% of the Company's total leasing areas and about 12% of the Company's total anticipated revenue for the year 2005) are currently in the entrepreneurship and pre-occupancy stage[1]

The Company's principal assets in Israel are: the Ramat Aviv Mall (some 27,000 sq.m accounting for about 36.7% of the Company's total revenues), the Ness Ziona Science Park (some 70,000 sq.m, representing about 22.7% of the Company's total revenues), and Government City in Tel-Aviv [2] (some 72,000 sq.m representing about 11.16% of the Company's expected revenue for 2005). Likewise, the Company has industrial buildings and offices in Rehovot, Lod, Yehud, Ganei Tiqva, Migdal Haemeq and Bnei Berak. The Company's land and construction reserves include: some 90,000 sq.m in the Weizmann Park in Ness Ziona, 20,000 sq.m in the Concorde Building in Bnei Berak some 7,000 sq.m in Africa Tower in Tel-Aviv and 16 dunam (4 acres) in Migdal Haemeq. The Company's overseas activity (about 13.7% of the Company's total revenues) is focused primarily in Prague.

The Company's total revenues from leasehold in Israel and free cash flows overseas (subsequent to payment of the principal and interest for non recourse loans) currently amount to some NIS 180 million per annum. This amount is expected to increase to some NIS 244 million in 2005, mainly following conclusion of the set up and leasing of projects in Israel (Government City in Tel-Aviv and Stage 3 of the Park in Rehovot) which will yield about NIS 30 million, offices in the Flora Palace in Prague which are expected to yield about NIS 10 million and two projects in Toronto which will yield about NIS 18 million annually. Revenues from properties in Israel currently account for about 86% of total income, slated to decline in 2005 to about 78%.

The crisis affecting the income producing real estate sector in recent years and the imbalance between demand and supply factors in that sectors is reflected primarily in a decrease in occupancy rates, erosion of rents, erosion of property prices (due to the decline in rents and the rise in operating capitalization rates), the decline in the rate of renewal of existing leasehold contracts and the increase in areas offered for sub-leasing. In the assessment of Maalot, the absence of improvement in macro economic data is liable to result in the persistence of the recessive trend in the sector and to bankruptcies among income producing real estate companies with low financial strength, which do not enjoy sufficient access to financing sources. Maalot estimates that the Company is due to be affected to a certain degree[3] by the prolongation of the crisis in the income producing real estate field, and Maalot has accordingly laid down coefficients for quantifying the said effects. The Company's overseas activity somewhat offsets the Company's dependence on the domestic real estate sector thanks to the spread of risks and activities. In the assessment of Maalot, the relative equilibrium of demand and supply factors in the income producing real estate market in the Czech Republic in recent years, as also the macro economic environment and the positive forecasts concerning the entry of the Czech Republic into the European

---

[1] It will be noted that out of the Company's total area for leasing currently in the entrepreneurship stage, some 43% have been leased in full in the Government City project in Tel-Aviv.

[2] Currently under construction: The Company's holding rate: 50%. 26 out of the 36 planned storeys are leased to Government offices for 20 years. Expected population date – June 2004.

[3] The effect of the crisis in recent years was relatively low in the Company's properties having high business positioning such as shopping malls.

Union in 2004, reduce the Company's all-sector risk. Maalot assesses the quality of the Company's corporate governance as better than average. The Company has a management team of long standing, well reputed in the industry. In 1997 the Group set up an operational centre in Prague which manages its properties inventory in that country, based on the know-how accumulated in Africa-Israel and in the local market and uses consultation and brokerage services of leading international companies. The Company follows an entrepreneurial strategy in the field of income producing real estate and prefers construction and initiation of income producing properties to the acquisition and maintenance of existing properties. The Company intends to expand its overseas activity (primarily in the commercial field) mainly in Central and East Europe. As distinct from the Company's existing overseas assets, Maalot estimates that the Company's policy of expanding overseas activity (mainly in view of its entrepreneurial character) reduces the level of business certainty. Accordingly, Maalot renders the rating contingent on the restriction of the Company's annual entrepreneurial activity, as detailed hereafter.

Maalot estimates the Company's financial risk as lower than average, primarily due to low financial leverage and better than average debt coverage ratios. The Company's activity reflects better than average profitability rates. In the first half of 2003, the Company's gross and operating profit rates amounted to some 77% and 57% respectively. Ratio of EBITDA to CAP in that period amount to about 7% and is expected to reach 10% in the years 2004-2005, mainly by reason of the addition of revenue from properties under construction or properties the construction of which was completed in 2003.

Maalot estimates the Company's level of financial strength as high. Taking into consideration the NIS 400 million debenture issue, the Company's financial debt (including the non-recourse debt) come to NIS 1.2 billion, while the ratio of non recourse debt on overseas assets constitutes 24% of total financial debt. The ratio of the recourse debt to CAP comes to about 57% post issuance and is expected to rise to about 60% in 2005. Maalot also examined the Company's leverage and debt coverage ratios net of the debt and cash flows expected from leasehold fees in Government City in Tel-Aviv. Taking into account the volume of the forthcoming issuance net of total debt outstanding against the aforesaid property, the expected ratio of recourse debt to CAP for 2005 amounts to about 55%. However, with the addition of 50% of the surplus value of lands and properties (a value derived from property tax assessments) to shareholders' equity, the aforesaid ratio will stand at about 50%. The ratio of recourse debt coverage by EBITDA to activity in Israel and available cash flows from overseas activity is expected to amount to about 5.7 in 2005. Taking into account the deduction of total debt and cash flows as against Government City, the coverage ratio will about to about 4.8. However, Maalot assesses that coverage ratios of financing expenses by the Company's aggregate EBITDA are low in comparison to companies in the AA group (anticipated ratio of 2.6 in 2005).

Maalot renders the rating contingent on the Company's complying with a number of financial stipulations, which will be included in the debenture note and in the deed of trust:

- Preservation of a ratio of total recourse debt to CAP[4] on a level not to exceed 60%. CAP is to be computed net of total loans given to the parent company. Computation of the debt will include the balance of liens placed at the disposal of the parent company or any 3rd party.

- Distribution of a dividend / grant of loans to the parent company shall be rendered conditional on the Company maintaining a ratio of total (recourse) debt to CAP[5] of 60%.

- The volume of the Company's mortgaged assets[6] shall not exceed 40% of net cost of the assets.

- Owners' loans and capital notes remaining with the Company after issuance shall not be repaid and the interest thereon shall be accrued until the end of the lifetime of the debentures.

- The Company's annual volume of investment in the set up of new properties (entrepreneurial activity) shall not exceed 15% of the cost of existing real-estate properties.

It will be noted that as part of the concentration of income producing properties as aforesaid, Africa-Israel has transferred to Africa-Israel Properties, inter alia, its right in the following properties: a portion of the Africa Tower in Tel-Aviv and an adjacent structure, the Savyonim Mall in Yehud and a portion of Africa House in Yehud. As soon as possible after selling date, a caveat shall be entered in the Register of Lands on the first two properties and a portion of the third property. Regarding the other portions of the third property and also regarding the fourth property, notice shall be served on the Israel Lands Administration respecting the transfer of ownership in the land. In additional a pledge shall be recorded on the third and fourth properties. Also a sum of NIS 5 million out of the issuance moneys shall be deposited in a trust account for the period to completion of registration of the transfer of ownership in the properties at the Lands Registry (in respect of the first two properties) and at the Israel Lands Administration in respect of the remaining two properties. It is hereby stated that, pursuant to the agreement between Africa-Israel and Africa Properties, the rental payments in all four of the aforesaid properties are in any event transferred directly to the Company and Africa-Israel has no right to receive the aforesaid moneys. It is likewise stated that the sale of the properties is to take place in the manner generally accepted in respect of transactions of this type and that Africa-Israel has undertaken to complete the registration of the transfer of properties at the Lands Registry within one year, and the registration at the Israel Lands Administration within one year as from date of parcellation of the land.

---

[4] The ratio is to be computed net of the debt against the areas leased to Government offices in the Government City project in Tel-Aviv.
[5] The assets financed by recourse debt and net of the properties leased to Government offices in the Government City project in Tel-Aviv.

Africa-Israel Investments Ltd.
Registrar No. 520005067
Securities of the corporation are listed for trade on the Tel Aviv Stock Exchange
List name: Africa
Street: 4, Derech Hachoresh, Yehud 56470
Tel: (03) 5393535, (03) 5393586, Fax: (03) 5393523
Email: JACQUES@AFRICA-ISRAEL.COM

T053
public
Transmission date: January 1, 2004
Ref: 2004-01-053457

Att:

Securities Authority | Tel Aviv Stock Exchange Ltd.

www.isa.gov.il | www.tase.co.il

Dear Sir or Madam;

Re: **Immediate report on event or matter outside the company's normal course of business**
Regulation 36(a) of the Securities Law (Periodic and Immediate Reports)-1970

---

za-0005_isa.

Date and time at which the corporation was first informed of the event or matter:

January 1, 2004 at 10:30

References of previous documents on the matter (reference does not constitute incorporation thereby):

Previous name of the reporting entity:

Revision date of form structure: December 28, 2003

Electronic report: Zimmerman Jacques. Position: Company Secretary
4, Derech Hachoresh, Yehud 56470, Tel: (03) 5393535, Fax: (03) 5393523, email: Jacques@africa-israel.com

1.1.2004

Immediate Report

The company hereby gives notices that the company's subsidiary, registered abroad, in which the company holds 80% of the rights in capital and voting rights, has entered into an agreement on December 30, 2003, regarding the exercise of its rights in a real estate property overseas.

The consideration for the transaction was determined as a derivative of the total building rights in the sold property. Based on the current status of building rights, the consideration equals approximately USD 27 million. If, no later than September 15, 2004, the company succeeds in increasing the building rights, the consideration will accordingly increase, up to a maximum amount of USD 37.5 million.

Following the execution of the transaction, the company is expected to record (net) income in its annual financial reports in the amount of approximately NIS 45 million. Any increase in the building rights, if such materializes as noted above, is expected to produce additional (net) income of approximately NIS 30 million.

Za-0005a.doc

AFRICA ISRAEL INVESTMENTS LTD.

RECEIVED 2005 MAR -4 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Report of the Board of Directors for the Period January – December 2003

March 26, 2004

1. General

The Group's net earnings in 2003 reached NIS 121.2 million, compared with NIS 115 million in 2002 . The net earnings in the fourth quarter of 2003 totaled NIS 35.5 million, versus NIS 6.9 million in the corresponding quarter of the prior year.

The Group's earnings from regular operations before financing expenses in 2003 reached NIS 286.1 million, compared with NIS 249.9 million in 2002 (increase of 14.5%). The Group's earnings from regular operations before financing expenses in the fourth quarter of 2003 totaled NIS 118.3 million, versus NIS 43.2 million in the corresponding quarter of the prior year (increase of 273.2%).

Set forth below is selected data, in millions of NIS:

	Year		Fourth Quarter	
	2003	2002	2003	2002
Earnings from construction and real estate transactions	201.8	136.5	98.0	44.9
Earnings from property rentals and operation	127.2	108.6	31.3	27.4
Profit (loss) from hotel operations	(11.5)	(12.9)	2.2	(2.9)
Loss from communications	(49.6)	(10.4)	(6.8)	(7.8)
Earnings (loss) from industry	1.6	20.2	(1.3)	(4.6)
Earnings (losses) from affiliated companies, net	18.9	27.4	(0.7)	0.5
Earnings from regular operations before financing	**286.1**	**249.9**	**118.3**	**43.2**
Capital gains	9.4	53.3	(0.6)	42.2
Write-down of assets, net of minority interest	–	(34.9)	–	(34.9)
	9.4	**18.4**	**(0.6)**	**7.3**
Net earnings after write-downs	**121.2**	**115.0**	**35.5**	**6.9**

2. The Company and its Business Environment

Africa Israel Investments Ltd. (hereinafter – "the Company" or "Africa") is an investment company engaged in various areas of activity – both domestically and overseas.

2.1 Real Estate

2.1.1 Construction Sector

The main activities in this sector in 2003 are described below:

Real Estate Development Overseas

A. General

Beginning with 1998, the Company has invested overseas through foreign investee companies in various real estate ventures, including, construction and acquisition of residential buildings, commercial centers and office buildings. These activities of the Africa Israel Group are presently carried on in the United States, Canada, Russia, the Czech Republic, the United Kingdom and the Netherlands.

As at December 31, 2003, the Company's investments in this area of activities amounted to (in shareholders' equity and bank loans):

Country	Investment (NIS millions)
The United States	986
Canada	29
Russia	157
Czech Republic	537
The United Kingdom	19
The Netherlands	37
Total	**1,765**

Some of these projects have already begun to generate revenues and the Company expects that an additional portion will also begin to generate revenues during 2004.

B. Africa Israel's Activities in the Czech Republic

Through subsidiaries registered in the Czech Republic, Africa Israel is presently involved in 7 real estate projects, where about 75% of the area is commercial space and office buildings and the balance is residential construction.

Set forth below is a list of the projects with respect to which acquisition and development deals have been signed:

	Project Name	City	Project Area (Sq.M.)
1.	Palac Flora	Czech Republic – Prague	86,000
2.	Broadway Palace	Czech Republic – Prague	9,200
3.	Evropska – Business Centre	Czech Republic – Prague	4,700
4.	Maizelova	Czech Republic – Prague	1,060
5.	Balabenka	Czech Republic – Prague	2,250
6.	Vltava Park	Czech Republic – Prague	40,000
7.	Korunni Court	Czech Republic – Prague	60,000
	Total		203,210

In March 2003, a subsidiary completed construction of the commercial portion of the Palac Flora shopping mall in Prague (having an area of 21 thousand sq.m.), which was then opened to the public. The shopping mall is fully leased out and the office building, which is located above the commercial section (having an area of 18 thousand sq.m.) commenced its operations during June 2003. Up to now, lease transactions have been signed for about 84% of the office space, of which 30% has been occupied by tenants. The balance of the areas leased out is expected to be occupied in 2004 as the adaptations are completed. The anticipated annual revenues from the project are €10 million.

During the third quarter, the Company commenced the development and construction of the Korunni project, involving establishment of a neighborhood having about 250 residential units (in two stages) and 8,000 sq.m. of commercial space and office buildings in Vinograd, Prague. Up to now, 58 residential units have been sold in the project.

C. Africa Israel's Activities in the United States and Canada

Through a subsidiary registered in the United States, Africa Israel is presently involved in 14 real estate projects. The Company estimates that execution of such projects will be completed over the next 4 years. About 60% of the project space is designated for residential units held for sale, 20% for residential units held for rent and the balance for commercial space and parking areas.

Set forth below is a list of the projects with respect to which acquisition and development deals have been signed:

	Project Name	City	Neighborhood	Project Area (Sq.M.)
1.	W2	Manhattan – New York	Tribeca	20,000
2.	60 Spring St.	Manhattan – New York	SoHo	10,000
3.	Atlantic Court	Brooklyn – New York	Boerum Hill	15,200
4.	84 Front St.	Brooklyn – New York	DUMBO	10,000
5.	Mod Village	Toronto	Toronto	10,000
6.	Victoria Square	Toronto	Toronto	22,000
7.	15 Broad/23 Wall	Manhattan – New York	Financial District	110,000
8.	Beachfront Community	Brooklyn – New York	Far Rockaway	13,000
9.	Empire Stores	Brooklyn – New York	DUMBO	40,000
10.	Gowanus Village	Brooklyn – New York	Carroll Gardens	37,500
11.	800 Pacific St.	Brooklyn – New York	Prospect Heights	110,000
12.	45 Front St. (35–45)	Brooklyn – New York	DUMBO	8,800
13.	85 Adams St.	Brooklyn – New York	DUMBO	10,000
14.	88 Leonard St.	Manhattan – New York	Tribeca	36,500
	Total			453,000

In the fourth quarter of 2003, the Company recorded, for the first time, its share of the income from the activities in the United States in respect of 60 Spring St. The operating income recorded amounts to NIS 20 million.

In the two projects which are now being sold – W2 and 60 Spring St, as at the publication date of the financial statements, deals for 85 residential units have been signed and, in addition, there are draft agreements for the sale of another 6 residential units, which are presently being negotiated. The total value of the apartments sold and those being negotiated amounts to $162 million. The total anticipated receipts from sale of the residential units in the two projects totals $216 million.

As at the publication date of the financial statements, the Company has completed construction of the Mod Village in Toronto, which includes 103 residential units. Renting out of the units is scheduled to begin in the second quarter of 2004.

D. Africa Israel's Activities in Russia

Through a subsidiary, Africa Israel is presently involved in 5 real estate projects, where about 75% of the area is designated for residential purposes and the balance is for commercial space and office buildings.

Set forth below is a list of the projects with respect to which acquisition and development deals have been signed:

	Project Name	City	Project Area (Sq.M.)
1.	Udaltzova	Moscow	36,000
2.	Ozarkovskaya 28	Moscow	13,000
3.	Ozarkovskaya 26	Moscow	66,000
4.	Strakluska Shopping Mall	Moscow	22,000
5.	Balshaya Gruzinskaya	Moscow	76,000
	Total		213,000

In addition, the Company has acquired rights in additional lots intended for the construction of a shopping mall as well as residential units.

E. Serbia

The Company has signed an agreement in principle to join a group of investors for purposes of constructing an office building park project in Belgrad, Serbia. The Company's share in the project is to be 36%. The project includes up to 95,000 sq.m. of commercial and logistic offices. The site is located adjacent to a national and urban highway network.

In the first stage, two buildings are expected to be built on an aggregate area of 18,000 sq.m.

F. Realization of Real Estate Rights

During the period of the report, a subsidiary in which the Company holds 80% of the equity and voting rights, sold its rights in a real estate property located overseas. The consideration for the transaction was derived based on the totaling building rights in the property sold. Based on the building rights as they presently stand, the consideration amounted to NIS 104 million. The income net of taxes and minority interest totaled NIS 41 million.

If up to September 15, 2004, the subsidiary is able to cause the building rights to be increased, the consideration will be increased accordingly, this being up to a maximum amount of U.S.$40 million.

Real Estate Development in Israel

A. General

In 2003, the sector found itself at a level of activities lower than that of prior years, which is reflected in the sector's activity measurement indicators:

Indicator	1999	2000	2001	2002	2003
Building starts (residential units)	38,357	45,779	31,796	32,426	29,672
Units under construction (residential units)	75,979	77,517	69,729	63,016	58,810
Area under construction (millions of sq.m.)	16.6	16.8	15.2	14.5	13.1
% investment in sector of total GDP	11.0%	9.6%	9.1%	8.7%	8.3%
Cement marketing (millions of tons)	4.8	4.5	4.4	4.4	3.9
Land marketing (residential units less cancellations)	31,016	21,459	13,808	19,400	19,958

Commencing with the fourth quarter of 2000, there has been a declining trend in the number of building starts. The number of the average building starts from the beginning of 2001 totaled approximately 31 thousand residential units per year, constituting a decline of roughly 32%, compared with 2000. Since the beginning of 2003, there has been a further contraction in the sector's activities. The number of building starts and the total area under construction dropped by 8% and the scope of cement marketing fell by 11% compared with prior years.

The uprisings and violent clashes between Israel and the Palestinians in the Judea, Samaria and Gaza Strip that erupted in the final quarter of 2000 and which was accompanied by a closing of the territories, together with the slowdown in the economy, continue to contribute to a low level of activities in the industry, including a drop in the housing sales and rentals of office space, shortages of personnel and deficiencies of raw materials which come from the territories.

B. The Company

Building Starts – in 2003, the Company started construction of 466 residential units, compared with 543 in 2002.

The Company, as one of the largest and leading companies in the area of initiation, development and construction of residential properties, continued in the period of the report to develop and construct residential neighborhoods throughout Israel. In the second quarter of 2003, the Company won a tender of the Israel Lands Administration for acquisition of approximately 400 residential units in the eastern section of Netanya. The Company began marketing the site in the fourth quarter of the year. During the third quarter, the Company, together with a partner, signed agreements with Kibbutz Merchavia and the Israel Lands Administration for acquisition of rights in land for approximately 600 residential units in the City of Afula. The Company intends to begin marketing of the site in the third quarter of 2004. In the fourth quarter of 2003, the Company signed a contingent agreement in principle with the Committee of the Kfar Malal Community, for acquisition of rights from lessees in approximately 280 dunams of agricultural land, in a combination transaction, for construction of roughly 1,000 residential units.

On December 31, 2003, the Company entered into 3 additional transactions, as follows:

1. Hadera – a combination transaction for construction of approximately 600 residential units.

2. Kfar Saba – a combination transaction for construction of approximately 109 residential units.

3. Kiryat Biyalik – a combination transaction with Kibbutz Afek on 100 dunams for construction of approximately 500 residential units.

Subsequent to the balance sheet date, the Company entered into a combination transaction for construction of approximately 200 residential units in the Bait Mapi complex in Jerusalem.

On December 31, 2003, there were 814 residential housing units under construction at all the Company's sites (including projects being constructed jointly), compared with 1,057 units as at December 31, 2002. During the year of account, the Company sold 387 units, compared with 615 units in all of 2002.

2.1.2 Rental property

A. General

The rental property activities grew significantly over prior years. In certain areas of the industrial buildings' area, an excess of supply over demand has been reached which, in a number of cases, has created problems with respect to the ability to rent out properties coupled with a decline in prices. In the commercial centers' area as well, over the last two years a number of saturated areas are discernible.

Nonetheless, in the industrial, office buildings and commercial areas, there is still a demand for rental buildings having certain special features and which are located in Israel's more sought-after regions. The demand is focused, primarily, in the State's central region.

B. The Company

As at December 31, 2003, the Company's rental properties reached approximately 236,300 sq.m., broken down as follows: 116,000 sq.m. of industrial buildings in Israel (49%), 32,000 sq.m. of office space in Israel (14%), 30,200 sq.m. of commercial space in Israel (13%) and 58,100 sq.m. of office and commercial space abroad (24%). Of the above areas, about 21,500 sq.m. were unoccupied at the above-mentioned date, that is, the total occupancy rate was about 91% (December 31, 2002 – 92%).

Set forth below is the distribution of the Company's revenues during the year of account:

	Average Area Leased	Revenues
	Sq.M.	NIS '000
Industrial buildings	97,714	48,908
Commercial centers	29,451	85,800
Offices	28,015	26,797
Archives and fitness club	–	10,470
Foreign locations	44,717	51,927
Total	**199,897**	**223,902**

As at December 31, 2003, the following projects were under construction:

- Stage C in the Business Park project in Rehovot, on an area measuring approximately 12,000 sq.m. The Company's share in the project was 45%.

- The Company has a 50% interest in Half Jubilee Ltd., which is constructing an office building on an area measuring 46,000 sq.m., plus commercial space and a parking garage having 1,100 parking spaces, which is rented to the Government of Israel for a period of 20 years, with an aggregate investment of NIS 570 million.

  The Government has an option to purchase the offices, in whole or in part, beginning with the fifth year of the lease. The project is expected to be completed in 2004.

  During the year of the report, the developers reached an agreement with representatives of the Government, pursuant to which they will be given an option to acquire building rights for an additional 12 stories on an area measuring approximately 25,000 sq.m. The additional investment is estimated at NIS 200 million.

- In December 2002, a subsidiary, together with a partner, entered into an agreement with Hebrew University, for the planning, construction, operation and management of student dormitories having a total of 1,500 beds in several buildings on the Mt. Zofim campus in Jerusalem. Pursuant to the agreement, the project will be constructed, managed and operated on land to be leased from the University for a period of 25 years. At the end of the lease period, the project will be delivered to the University for no consideration.

  The University committed to certain minimum occupancy rates, and in the absence of the occupancy rates, the University has undertaken to pay a minimum rental. The investment in the project is estimated at NIS 212 million, of which the University will invest about NIS 81 million. The planned execution time is 44 months from the date of receipt of the approvals of the authorities which, as at the signing date of the report, have not yet been received.

  The University has the right to prematurely end the lease beginning from the end of the fifth year of the project, at the dates provided, in consideration of an amount of compensation based on a formula provided in the agreement. The agreement is contingent on receipt of approvals of the project's planning authorities.

  On March 17, 2003, the parties to the agreement with the University transferred their rights under the agreement to Half Jubilee Ltd.

2.1.3 Anglo-Saxon

The Company holds a 51% interest in the company which holds the concession for and manages the Anglo-Saxon network – the largest real estate agency network in Israel, which currently operates about 50 franchise offices, from Naharia in the north to Eilat in the south. The Network's activities are carried out by granting franchises to operate the offices.

The Network intends to make efforts in the upcoming period to expand its activities by recruiting new concessionaires and opening new offices.

2.2 Construction and Contracting

The contracting subsidiary, Danya Cebus Ltd. (hereinafter – "Danya Cebus"), a public company whose securities are traded on the Tel-Aviv Stock Exchange, constructs most of the residential projects and rental properties initiated by the Africa Israel Group. The Company holds 79.5% of the shares of Danya Cebus. Part of the construction is industrialized, using pre-fabricated sections produced at Danya Cebus' plant located in Lod, while part of the construction is executed by means of conventional building methods. Danya Cebus also performs construction work for outside clients.

The scope of Danya Cebus' activities in 2003 came to NIS 1.3 billion, an increase of about 9% over 2002.

As at December 31, 2003, Danya Cebus had in various stages of construction 2,883 residential units and 99 thousand sq.m. of office, commercial and industrial building space.

In the area of residential construction, during 2003, Danya Cebus commenced construction of 1,678 units and completed construction of 1,338 units.

The breakdown of Danya Cebus' customers is as follows:
- Outside customers – 58%.
- Companies and transactions in which Africa is a partner – 39%.
- Companies controlled by Africa – 3%.

During 2003, Danya Cebus accepted orders for construction projects in the overall amount of NIS 429 million. Execution of some of these projects is subject to preconditions which have not yet been completely fulfilled. As at December 31, 2003, Danya Cebus' orders' backlog was NIS 1.3 billion, compared with NIS 2 billion as at December 31, 2002. The decline in the orders' backlog stems, mainly, from the progress with respect to execution of the Cross Israel Highway, however also from the acceptance of orders during 2003 at a lower rate than the scope of the activities performed during the year.

Danya Cebus is a one-third partner in the partnership Derech Eretz Construction Joint Venture (hereinafter – "Derech Eretz CJV") along with two other companies. This partnership and the partners therein were awarded the contract for construction of the main section of the Cross Israel Highway, from Derech Eretz Highways (1997) Ltd., which is held by Africa Israel and two other companies, at the rate of 33.3% each. The scope of the project is estimated at NIS 3.6 billion. The agreement for execution of the highway was signed at the end of October 1999. A construction agreement was signed between Danya Cebus and Derech Eretz CJV pursuant to which Danya Cebus received part of the construction work for the aforementioned highway.

Commencing December 29, 2002, travel on the Highway requires payment. In the beginning of 2004, all sections of the Highway, having an aggregate length of approximately 86 kilometers, between the Eirone Interchange and the Soreq Interchange, except for one Interchange and part of another Interchange, were opened to traffic, and except for service stations and certain other work which requires completion.

At the end of the period of the report, the project reached 93% completion and the share of Danya Cebus in the project's costs amounted to NIS 1.5 billion, while its share in the net advances came to NIS 21 million. The project's date of substantial completion was set as April 2004.

Danya Cebus employs thousands of Israelis, foreign workers and persons from Judea, Samaria and the Gaza Strip, which it employs based on its needs and on whose employment it is dependent. Employment of foreign workers is subject to the obtaining of a permit from the Government Employment Service and fulfillment of conditions provided by the government. As part of these conditions, in December 2002, the Government decided to impose a charge for every foreign worker employed via a permit, and recently it began imposing tax on the employment of foreign workers. In addition, the Government gave notice of its intention to increase the rates of the charges and taxes on the employment of foreign workers in the future. These factors materially increase the cost to Danya Cebus of employing the foreign workers. Pursuant to the Government's policy to reduce the number of foreign workers, the Ministry of Labor and the Immigration Police have commenced harsh enforcement measures, in the framework of which, among other things, on May 28, 2003, charges were filed against a subsidiary, Danya Cebus' CEO (in his position as CEO of the subsidiary) and an employee of Danya Cebus, wherein they were charged with violations involving the illegal employment of foreign workers as well as other offenses pertaining to the employment conditions of the workers, offenses under Sections 2 and 5 of the Foreign Workers Law (Prohibition Against Illegal Employment and Assurance of Fair Conditions), 1991. In addition, on February 3, 2004, revised charges were filed in the District Labor Court in Tel-Aviv against Danya Cebus, a director of Danya Cebus and an employee of Danya Cebus alleging unlawful employment of a person not in accordance with a permit.

Employment of foreign workers without a permit could trigger stiff criminal sanctions, including fines amounting to thousands of shekels for each day a foreign worker is employed without a permit, cancellation of permits already given for employment of foreign workers, and the taking of measures against the registration of the contractor in the Contractors' Registry.

Pursuant to the Government's policy, the Employment Service continued to significantly cutback the number of permits for employment of foreign workers issued to contractors. In 2004, permits for employment of 20,000 workers were issued, compared with 30,000 in each of the years 2002 and 2003. During the year, Danya Cebus received an allocation of permits for employment of foreign workers for 2003, which is significantly less than the number it requested based on its needs.

In addition, Danya Cebus has not yet received a credit for "deserters" (foreign workers who left their legal employers) in the amount it requested in order to realize a portion of the permits it was issued for bringing in new workers. Therefore, Danya Cebus filed an administrative petition in an attempt to force the Population Manager to credit it for all the "deserters" registered in its name. On May 26, 2003, a judgment was handed down in respect of all of those petitions, in the framework of which the Court transferred the decision on this matter to the Minister of the Interior, while recommending to the Minister to adopt the petitioners' approach. In addition, with the consent of the respondents, an interim order was issued pursuant to which, the petitioners, including Danya Cebus, are permitted to employ a number of foreign workers which is equal to the quota of permits they were issued, while ignoring the number of the "deserters" registered in their names, this being based on conditions determined between the parties. Despite this interim order, due to the Israeli Government's "closed skies" policy, Danya Cebus is not able to fully utilize the quota of permits it was issued.

Under these circumstances, on July 24, 2003, Danya Cebus filed a petition with the Supreme Court, sitting as the High Court of Justice, requesting that the Government of Israel and the Minister of the Interior be required to allow it to bring foreign workers to Israel, so that it will be able to fully utilize the quota of permits it was issued for employment of foreign workers. On December 29, 2003, a hearing was held on the subject matter of the petition itself. At the end of the deliberations, the Court notified that the decision on the petition will be handed down in the near future.

The shortage of foreign workers in the industry, along with the other matters described above, resulted in, among other things, a significant increase in the employment cost of these workers (whose compensation is also affected by fluctuations in the dollar exchange rate) and an adverse effect on execution of the projects. In light of this and as stated above, the foreign workers matter has a material adverse effect on Danya Cebus' activities.

2.3 Hotels and Leisure

The subsidiary Africa Israel Hotels Ltd. (hereinafter – "Hotels" or "the Subsidiary") is a public company the securities of which are traded on the Tel-Aviv Stock Exchange. The Company holds approximately 88% of the Subsidiary's shares.

Hotels is engaged in operation and management of hotels, operation of the Tiberias Hot Springs Spa and management of the Tiberias and Galilee Hotel School.

Hotels is one of Israel's leading hotels and leisure companies. The Subsidiary manages and operates under a franchise the Holiday Inn chain in Israel, which presently includes 9 active hotels which are spread throughout Israel's main tourist centers.

Hotels uses the Worldwide Holiday Inn's three trademarks, as follows:

- Crowne Plaza — 4 hotels.
- Holiday Inn — 4 hotels.
- Express by Holiday Inn — 1 hotel.

Hotels has two projects under construction. One is in the City of Eilat, regarding which it is a partner with others in the construction of a tourist attractions project, having a total investment of approximately $24 million and which is expected to be opened to the public this year around the time of the Feast of Tabernacles. Hotels' holds a 33% interest in this venture. The other project under construction is a fitness center in Kislovodsky, a resort city in the Caucasus Mountains in Russia. The current construction budget for the project is $22 million. Hotels' share in the project is 50%.

The crisis in the tourist industry continued during 2003 as well. This continuing crisis is impacted both by the geopolitical and security situation, which is manifest in the small number of tourists coming to Israel, as well as by the condition of Israel's economy.

Data from the Israel Hotels Union for 2003 indicates that there was an increase of 25% in the number of overnight stays of tourists in Israel, and a decline of 1% overnight stays of Israelis compared with 2002.

In 2003, the average room occupancy rate for hotels in Israel reached 42.1%, compared with 40% in 2002.

In 2003, the average room occupancy rate in all of the hotels owned and operated by Hotels was 51.3% (national average – 42.1%), compared with an average room occupancy rate in 2002 of 48.6% (national average – 40.0%).

Hotels' revenues in 2003 amounted to NIS 203 million, compared with NIS 197 million in 2002.

Hotels' operating income before depreciation and financing expenses, totaled NIS 18.4 million in 2003, compared with NIS 17.9 million in 2002.

Hotels' loss in 2003 amounted to NIS 55 million, compared with a loss of NIS 69 million in 2002.

2.4 Industry, Energy and Trade

2.4.1 Packer Plada – Negev Ceramics

The Africa Israel Group owns 34% of the share capital of Packer Plada Ltd. – a public company whose shares are traded on the Tel-Aviv Stock Exchange. Packer Plada is active in the steel sector (70% of its operations), as well as in the ceramics sector through its 70% interest in the share capital of Negev Ceramics, which is also traded on the Tel-Aviv Stock Exchange.

As at December 31, 2003, the balance of the investment in Packer Plada amounted to NIS 84.6 million.

In the steel sector, the company is engaged in import and processing of steel, manufacture and marketing of pipes and profiles for buildings and transport of liquids, galvanized zinc and trade in special steel and other metals.

Negev Ceramics is engaged in the manufacture, import and marketing of ceramic tiles, as well as a variety of other products related to the ceramic field, such as: glues, work tools and sanitary fixtures. Negev Ceramics' is located in Yeruham.

Packer Plada finished 2003 with net earnings of NIS 23 million, compared with net earnings of NIS 21.7 million in 2002. The improvement in net earnings derives from a sharp increase in steel prices throughout the world in the second half of 2003 and from an increase in the earnings of Negev Ceramics, which showed net earnings of NIS 6.3 million versus net earnings of NIS 3.4 million in 2002.

On April 27, 2003, the company paid a dividend, in the amount of NIS 13.3 million. The Board of Directors decided to distribute an identical amount, which is slated to be distributed in the second quarter of 2004.

On August 26, 2003, the merger agreement between most of the company's steel activities and YDPZ Steel Services Ltd. (hereinafter – "YDPZ") was completed. In the framework of the transaction, Packer Plada transferred to YDPZ all of its shares and rights in a number of companies in the Packer Plada Group which are engaged in the metals and steel area and, in exchange, 65.7% of the shares of YDPZ were issued to Packer Plada.

Packer Plada sees consolidation of the activities as an important step which will contribute to the company's strength and its firm position in the Israeli steel market.

Negev Ceramic set up a new and advanced logistics center in Rishon Lezion, where all the administrative, marketing ordering, purchasing and distribution activities are presently centralized.

2.4.2 The Alon Oil Company

The Alon Israel Oil Company (hereinafter – "Alon"), 26.15% of the shares of which are held by Africa Israel, is an international oil company which operates in the energy industry in Israel through Alon and Dor Energy (1988) Ltd. (hereinafter – "Dor Energy"), in which Alon holds 100%, and Dorgas, a subsidiary owned and controlled by Dor Energy. Alon operates in the U.S. through a group of companies – "Alon USA". Alon's principal operations in Israel are: establishment and operation of public filling stations, construction of commercial centers adjacent to the filling stations, operation of internal filling stations in Kibbutzim and Moshavim, sale of refined oil products, and operation of convenience stores in Israel through the "Super Alonit" chain.

The activities of Alon commenced in August 2000, upon execution of a transaction for acquisition of certain assets and activities of FINA Oil and Chemical Company (hereinafter – "the FINA Transaction"), which included, among others, a refinery for petroleum and related products, terminals for storage and issuance of fuel products, pipelines for transporting crude oil and/or fuel products, distribution contracts with about 1,700 filling stations in the U.S. which constitute FINA's filling station network and which bear the "FINA" trade name, and FINA's holdings in a subsidiary (100%), which holds the Seven–11 franchise in part of the United States (hereinafter – "S.C.S."), which owns 173 filling stations out of the above-mentioned stations.

The FINA Transaction was executed by Alon and some of the shareholders in Alon, including Africa, through its 51% subsidiary, Africa Israel Energy Ltd. Mr. Lev Leviev, the controlling interest in the Company (through a company which he wholly owns) holds the remaining rights in Africa Energy.

In May 2002, Africa Energy received from Alon, through its subsidiary, Alon U.S.A. Inc. (hereinafter – "Alon U.S.A."), which holds 60% of the shares of Alon Capital, an offer directed to the Company and concurrently to the other shareholders of Alon Capital, other than Africa Energy (hereinafter – "the Offerees"), who hold a total of 40% of Alon Capital's share capital, for acquisition of their holdings in Alon Capital, "as is", proportionately based on the ratio of their holdings in Alon Capital (hereinafter – "the Purchase Offer"). The Purchase Offer was accepted by the Offerees.

Africa Energy's share in the consideration with respect to the aforesaid Purchase Offer is US$28.8 million. In addition, shareholders' loans will be repaid to Africa Energy along with the accrued interest thereon, in a total amount of US$6.6 million. Further, the Offerees reached an agreement with the other shareholders in Alon which did not take part in the FINA Transaction regarding a payment of US$5.2 million against their waiver of an option they were granted in the past to join the transaction. Therefore, the aggregate consideration which Africa Energy will receive net of the aforesaid payment will total approximately US$30 million.

Pursuant to the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, due to the fact that the aggregate scope of the Company's holdings in Alon Capital is practically not affected as a result of the affirmative response to the Purchase Offer, taking into account the expected increase in Alon's holdings in Alon Capital, the Company did not recognize a net gain, as a result of the transaction, and the excess consideration, in the amount of NIS 45 million, was treated as unrealized income in accordance with the provisions of the aforesaid Opinion, and will be recorded in the statement of operations in accordance with the rate of amortization of the excess cost created in Alon U.S.A. with respect to the aforesaid transaction.

In June 2003, Alon together with a third party through Bronfman Alon Ltd. (in which Alon holds a 50% interest) (hereinafter – "the Partner"), acquired 78.1% of the shares of The Blue Square (Israel) Ltd. (hereinafter – "The Blue Square"). The cost of the investment amounted to NIS 1,359,643 thousand.

In August 2003, the Board of the Directors of The Blue Square declared the distribution of a dividend in the amount of NIS 296 million. The dividend was distributed in September 2003.

In August 2003, The Blue Square issued debentures to institutional investors in the amount of NIS 400 million par value.

Alon's consolidated operating earnings (EBITDA) for 2003, amounted to NIS 576 million, compared with the prior year wherein the EBITDA stood at NIS 411.1 million, an increase of 40%.

Alon's net income for 2003 came to NIS 68.3 million, compared with NIS 65 million in 2002 (eliminating its results from the food division of Alon, which includes, mainly, The Blue Square, Alon's net income would have reached NIS 100.8 million).

2.4.3 Industry

As at the date of the report, the Company holds Gottex Models Ltd. (hereinafter – "Gottex") and Christina through a holding company, in which it has a 50% capital and voting interest, while the balance of the interest in the aforesaid holding company is held by Canadian partners, who are parties active in the fashion and textile area in North America (hereinafter – "the Canadian Partners").

In February 2003, a transaction was completed pursuant to which Gottex, through Gottex Trademarks – Registered Partnership (hereinafter – "Gottex Trademarks"), acquired the activities of "Zara" and "Pull and Bear" in Israel, from Hamashbir Lezorchan Israel Ltd. Group, for an aggregate price of NIS 51 million. The transaction included the acquisition of assets from the sellers which consisted, mainly, of inventory and fixed assets (equipment, furniture and leasehold improvements) in 15 Zara and Pull and Bear stores in Israel, along with other accompanying assets. In addition, commencing with the execution date of the agreement, Gottex Trademarks employs approximately 360 of the sellers' prior employees. Concurrently, Gottex Trademarks entered into franchise agreements with various companies in the Spanish group, Inditechs, which is a manufacturer of the Zara and Pull and Bear lines, and grants the franchises, pursuant to which Gottex Trademarks will be granted the franchises for selling the Zara and Pull and Bear merchandise in Israel, for a minimum period of five years.

Financing of the transaction and the operations after the completion thereof, was accomplished partly by means of shareholders' equity provided by the shareholders of Gottex Trademarks, in the aggregate amount of NIS 20 million as well as through bank financing and guarantees provided to Gottex Trademarks, in the aggregate amount of NIS 77 million. The Company committed to the financing bank, among other things, to supplement the shareholders' equity of Gottex Trademarks from time to time, if Gottex Trademarks does not maintain the shareholders' equity determined. In addition, the Company is a guarantor of the liabilities of Gottex Trademarks, Gottex and the holding company through which Gottex is held, by means of guarantees, in the amount of NIS 90 million, in favor of the financing bank, in favor of the Inditechs group and in favor of lessors of stores and management companies in the shopping malls.

On September 15, 2003, an agreement was signed between the Receiver of Gottex and Klil Yofi Model Ltd. and Gidon Uberzon Beachwear Ltd. (hereinafter – "the Selling Companies"), pursuant to which Gottex will purchase from the Selling Companies inventory, fixed assets, trademarks, goodwill and other assets, for a consideration of U.S.$1,300 thousand plus 4% of sales of bathing suits and beachwear designed or which will be designed by Mr. Gidon Uberzon, for a period of 5 years from the closing date of the transaction.

The minimum payment in respect of the sales is U.S.$1,175 thousand. Gottex and Generique Q. Holding B.V. provided guarantees in order to assure the amount of the minimum payment. The transaction was executed on October 1, 2003, after approval thereof by the court and the Supervisor of Restrictive Business Practices. Gottex and Mr. Gidon Uberzon signed an agreement pursuant to which Mr. Uberzon will be the exclusive provider of design and planning services, consulting with respect to manufacturing and marketing matters, assistance in promotion of sales and advertising of products and provision of management services to the design department. In exchange, Gottex is to pay to Mr. Uberzon amounts at a certain rate of the total sales.

The revenues and expenses of Gottex and Christina are affected by a seasonal factor.

Since November 2001, the Company, holds 50.1% of the shares of Africa Israel Communications Ltd., which holds through a holding company, 50% of Tadiran Telecom Business Systems Ltd. This company is engaged in development, manufacture, marketing, and provision of services to business telephone systems in and outside of Israel, mainly, business telephone systems marketed under the trade name "Coral".

In 2003, the operating earnings from industry amounted to NIS 1.6 million, compared with earnings of NIS 20.2 million in 2002.

2.5 High-Tech Investments

During the period of the report, the subsidiary Up Tech Ventures, which is active in the high-tech area, made adjustments to the value of its investments and, as a result, it wrote off NIS 6 million. The write-offs were made in order to present the investments at their fair values.

The company's liability to invest in the Jerusalem Global Funds declined by $1.2 million, based on a decision of the Funds' management, and such liability now stands at $6.3 million. The balance of the company's liability to the Fund is $3.3 million as $3.0 million has already been invested.

2.6 Investments in Communications

2.6.1 Mapal Communications Ltd.

Africa Israel invested for the first time in the communications area, by means of acquisition of a 20% interest in Mapal Communications Ltd., in exchange for a consideration of $2.2 million.

Mapal's main investments include the following companies: Yair Buri Communications, the CIOI Group, Content Communications Channels, the Communatcativi (CTV) Company, and the Point Match Company (Copydon).

2.6.2 Russian Language Television Channel

During the first three quarters of 2003, the Company owned an 84.25% interest in Vash Telecanal Ltd. (hereinafter – "Vash Telecanal"). In September 2001, Vash Telecanal Ltd. won a tender to receive a license to broadcast a Russian language television channel. The license is for 10 years with the possibility to extend for an additional 6 years. The television channel, which commenced its broadcasts in November 2002, produces source programs with relatively low budgets, while attempting to increase its advertising revenues by means of improving its viewer percentage. Its viewer percentage reached a higher level than the viewer percentages of the other Russian language television channels received in Israel. Due to the economic and security situation, the advertising market has significantly reduced its budgets. Vash Telecanal showed a loss of NIS 25.9 million in 2002 and a loss of NIS 59.2 million in 2003. The Company has guaranteed to the banks, 75% of Vash Telecanal's liabilities.

On November 28, 2003, the Audit Committee of the Company's Board of Directors decided to approve the Company's acceptance of the offer of Memorand Management (1998) Ltd. (a company controlled (indirectly) by the controlling interest in the Company, Mr. Lev Leviev, hereinafter – "the Purchaser"), and its undertaking with the Purchaser in a sale contract pursuant to which the Purchaser will acquire from the Company 4,212 shares of NIS 1 par value each of Vash Telecanal, which constitute approximately 42% of the issued share capital of Vash Telecanal (hereinafter – "the Shares Being Sold"). According to the language of the sale contract, in the framework of the transaction, in addition to acquisition of the Shares Being Sold for a consideration of NIS 10.6 million (which reflects a proportion of the amount of the Company's investment in Vash Telecanal), 50% of the Company's rights and obligations, including under the Founders' Agreement in Vash Telecanal dated May 9, 2001 (as amended on May 21, 2001), will be assigned and transferred to the Purchaser and the Purchaser will accept and undertake them from the Company, this being as of October 1, 2003, and thereafter. In addition, the Purchaser will receive and accept on itself, as of October 1, 2003, and thereafter, 50% of all of the liabilities and guarantees which the Company made in favor of Vash Telecanal, and in this connection, the Purchaser is liable and responsible vis-a-vis the Company for 50% of the liabilities and guarantees as stated, and shall indemnify the Company for any amount it will be required to pay and/or for any expense it will be required to incur in this regard, all of this as stated commencing as of October 1, 2003, and thereafter. Further to that stated, it was provided, among other things, that in a case wherein during 18 months from the closing date of the transaction the Purchaser shall sell the package of the Shares Being Sold, and the rights and liabilities with respect to thereto, in whole or in part, at a price (hereinafter – "the New Price") which is higher than the acquisition price pursuant to the sale contract covering the rights acquired with the addition of any investment made by the Purchaser in Vash Telecanal up to the date of sale plus financing costs at the (three month) Libor rate plus 2.5%, the Purchaser shall pay the Company the difference between the New Price and the acquisition price under the sale contract.

2.7 The Cross Israel Highway

In February 1998, a Concession Contract was signed between the Government of Israel (hereinafter – "the State") and Derech Eretz Highways (1997) Ltd. (hereinafter – "Derech Eretz" or "the Concessionaire") (an affiliated company) for construction of the Cross Israel Highway (hereinafter – "the Highway" or "the Project") having a length of 86 kilometers. The concession is for a period of 30 years, starting from the determining date (July 19, 1999). The concession agreement defines, among other things, the conditions of the concession and the rights and obligations of the parties to the agreement, as well as the conditions for operating the Highway, including toll fee collection, enforcement and traffic control rights. At the end of the concession period, Derech Eretz is required to transfer the Highway to the State for no consideration. As part of the Concession Contract, Derech Eretz undertook to widen the Highway upon the existence of certain conditions.

On October 28, 1999, the financial close agreements for the Project were finalized (hereinafter – "the Financial Close"), in the framework of which the parties involved signed the financing agreements for the Project, agreements with the State, and construction and operation agreements, as well as accompanying agreements required to commence execution of the Project (hereinafter – "the Agreements"). Since the Financial Close, Derech Eretz has endeavored and continues to endeavor to establish its activities with respect to the obligations of the Concessionaire including, among other things, the transfer of shares between the shareholders. Pursuant to the agreements with the lenders, the Concessionaire was required to acquire, among other things, insurance coverage against war and terrorism. The Concessionaire purchased insurance coverage which does not correspond exactly to the demands of the lenders and it received a written waiver from the lender, this being up to December 31, 2005. The Concessionaire expects, with a high level of probability, that by December 31, 2005, the said matter will be resolved with the lenders. As at to the signing date of the financial statements, the Concessionaire has received all the lands, except for lands located outside the "blue line" (work boundaries of the Project which were delivered in accordance with the Concession Contract) which are needed in order to complete access ramps to agricultural passageways in Jat and Tira.

Some of the Agreements are between Derech Eretz and various third parties, with no involvement of the shareholders (including the Company), whereas other Agreements are between the shareholders (including the Company) or entities related thereto and Derech Eretz and/or third parties. In most of the Agreements to which the shareholders or entities related to them are a party, their responsibility to the other contracting party is joint and several. In addition, as at the aforesaid date, an annex to the Concession Contract was signed (the Concession Contract and the annex thereto will hereinafter be referred to as the "Concession").

The Company is a 33.3% shareholder in Derech Eretz. The other shareholders in Derech Eretz are: Housing and Construction Holdings Ltd. (hereinafter – "Housing and Construction") and Canadian Highways Investment Corporation (hereinafter – "CHIC"), each of which holds a 33.3% interest in Derech Eretz. One-sixth of the Company's holdings in Derech Eretz is on behalf of Alon Israel Oil Company Ltd. (hereinafter – "Alon") (hereinafter – "the Alon Shares"). As part of the Financial Close, a letter was signed between the Company and Alon regarding the holding of the Alon Shares according to which, among other things, Alon has no ownership or other rights in the Alon Shares, except for contractual rights vis-a-vis the Company only, which give Alon the right to receive an amount equal to one-sixth of all earnings and other benefits deriving from the Alon shares. Therefore, the Company alone holds every right or power in respect of its entire holdings in Derech Eretz, and is solely responsible for all its obligations, liabilities and debts in connection with the Alon Shares. The Company and Alon also agreed to formalize the relationship between them with respect to the Alon Shares, in such a manner that Alon shall be granted beneficial ownership rights in the Alon Shares, in accordance with conditions to be agreed to between the parties as part of a detailed agreement to be signed by them later on, and subject to obtaining all the required approvals. It was agreed between the Company and Alon that Alon would provide its relative share of the collaterals and guarantees for the Project upon substantial completion thereof and formalization of Alon's rights in the shares, or even prior thereto, pursuant to the conditions agreed upon.

The Project's planning and construction work is being executed by a partnership named Derech Eretz Construction Joint Venture (hereinafter – "CJV"), which was registered on October 17, 1999, by its component members: Danya Cebus Ltd. (hereinafter – "Danya"), a company in which the Company holds a 79.5% interest; Solel Boneh Ltd. (hereinafter – "Solel Boneh") – a subsidiary of Housing and Construction Holdings Ltd.; Solel Boneh – Development and Roads Ltd. (hereinafter – "Solel Boneh Development") – a company 100% controlled by Solel Boneh; and Canadian Highways Investment International Corporation Pte. Ltd. (hereinafter – "CHIC International") – a Singapore company from the CHIC Group (all of the above companies, hereinafter – "the Contractor"). The rates of ownership of the aforementioned four companies in the Partnership and the Contractor are as follows: Danya – 33.3%, Solel Boneh and Solel Boneh Development (jointly and severally) – 33.3%, and CHIC International – 33.3%.

The Company holds a 24.5% interest in the share capital of Derech Eretz Highways Management Corporation Ltd., the company which operates and maintains the Cross Israel Highway during the concession period under the operation and maintenance agreement between it and the holder of the concession (hereinafter – "the Operating Company"). The operation agreement runs for the entire period of the concession (subject to early exit dates as defined therein). The other shareholders in the Operating Company are Housing and Construction Holdings Ltd. (24.5%) and Canada Israel Highways Management Ltd., an Israeli company in the CHIC Group (51%). The shareholders in the Operating Company undertook toward the State, that if within one year from the date of the Financial Close they do not find an outside controlling shareholder for the Operating Company who shall be approved by the State, the rate of holdings of CHIC in Derech Eretz shall be reduced to no more than 25% and the amount of the reduction in CHIC's holdings will be transferred to the Company and Housing and Construction in equal shares. The operating agreement is for the period of the Concession (subject to prior exit dates as defined therein). On October 2, 2000, Derech Eretz submitted a claim under the Concession Contract, for a transfer of shares as stated.

The aforesaid transfer has not yet been effected and it is being deliberated between Derech Eretz and the Supervisory Authority. Discussions are being held with the Supervisory Authority in connection with possible changes to the Concession Contract pursuant to which there will be changes in the composition of the Operating Company's Board of Directors and the way in which it functions and makes decisions. Efforts are being made to bring additional shareholders into the Operating Company at a holdings' rate of approximately 20% of the Operating Company's shares each. Completion of such efforts and acquisition of the shares is subject to the receipt of various approvals.

Pursuant to the Operating Agreement, the Operating Company will collect the toll monies and other payments in respect of special services (as defined in the Operating Agreement) from the users of the Highway on behalf of the Concessionaire. In consideration for preparation of the Highway for operation and provision of operating and maintenance services during the period of the Operating Agreement, the Operating Company will receive from the Concessionaire amounts as determined in the Operating Agreement. The shareholders in the Operating Company accepted on themselves various types of guarantees.

The deadline for substantial completion was fixed as 54 months from the date on which the agreement was signed (October 28, 1999), that is, April 27, 2004, despite the fact that in the Concession Contract the deadline for substantial completion is 60 months, i.e., October 27, 2004. The Contractor has agreed that it will be entitled to an extension of time, as stated, only in limited circumstances as detailed in the Agreement. If the operational completion date (meaning the construction works after the toll charging system has successfully completed its operational trial) has not occurred by the last date for substantial completion of the Highway (unless the date has been extended) the Contractor shall pay Derech Eretz the sum of NIS 632 thousand (linked to the April 1996 index) for every day of delay, as agreed compensation, up to a ceiling of NIS 231 million, linked to the April 1996 index. The monetary scope of the construction work is roughly NIS 1,781 million, linked to the CPI of April 1996 plus an amount of US$228 million, linked to the U.S. Consumer Price Index of June 1, 1996 (total of NIS 3.58 billion as at the date of the financial statements). The contract price is considered to include all the risks and costs associated with the planning, construction, establishment, repair of defects and all other aspects of the construction work. The liability of the partners in the Contractor for the Contractor's liabilities is joint and several. The contract is subject to the provisions of the Concession Contract signed between Derech Eretz and the Government.

The Contractor is a guarantor to Derech Eretz for payment of 72% of the total expected amount of the toll charges (not including payment with respect to special services), from users of the Highway, in the Highway's construction period, up to the last date for its substantial completion, as stated above, less receipts from toll charges which are collected during this period (not including collections with respect to special services), to the extent the amount of the charges actually collected do not actually reach this amount. The total amount of the revenues was defined as approximately NIS 97 million and the estimated amount of the revenues for which Partnership is a guarantor was defined in advance to be approximately NIS 70 million, linked to the index of April 1996 (about NIS 131 million and NIS 94.4 million, respectively, in terms of December 2003). If the actual revenues exceed the full amount of the estimated revenues as mentioned above, and the substantial completion is executed on time, and the operational completion is within 105 days of the substantial completion, 75% of the difference is to be paid to the Contactor as a bonus. In addition, if the revenues from special services during the construction period exceed U.S.$5 million (linked to the index of June 1996), the Contactor shall be entitled to 75% of the difference, this being provided that the substantial completion takes place no later than April 27, 2004. The Contactor has undertaken to pay the company operating Highway the lower of $1 million or 10% of the bonus to be paid by virtue of the construction agreement. It was also agreed, that if for purposes of collection, the operator is forced to increase its expenses, the parties shall conduct negotiations for increase of the bonus to be paid to the Operating Company.

The volume of Derech Eretz's anticipated investment in the Project, is estimated at $1.25 billion (including interest). Financing of the said investments will be, primarily, through:

1. Loans from foreign financing institutions of about $250 million.

2. Loans from Israeli financing institutions of about $850 million.

Investments of shareholders' equity by the shareholders (partly in the form of share capital and partly in the form of subordinated shareholders' loans) in the amount of approximately $120 million. The exact amount of shareholders' equity is to be determined based on 10% of the actual cost of the Project as it stands at the end of the construction period. The investment of the shareholders in capital is to be made at the end of the construction period, however Derech Eretz received a bridge loan in the amount of the anticipated investment, which is guaranteed by the shareholders of Derech Eretz.

Pursuant to the provisions of the Concession Contract, an agreement was signed between the State, Derech Eretz and the shareholders of Derech Eretz (including the Company), under which Derech Eretz granted to the State, at no cost, 49 options for certificates conveying the right to participate in profits (hereinafter – "the Options") which give their holders the right to acquire certificates conveying a 49% share of every dividend distribution made by Derech Eretz and a 49% interest in every repayment of principal and interest with respect to the subordinated debt. The exercise period of the options begins one year after completion of the construction and runs up to the end of the Concession period. The exercise price for the Options is to be determined based on 49% of the capital which will be invested by the shareholders of Derech Eretz, subject to a pre-determined ceiling.\

The State is entitled to sell, to a third party, every Option and every participation certificate, subject to a right of first refusal by Derech Eretz. Where a participation certificate is not held by the State, a government corporation or a trustee of the State, the holder thereof may convert it at any time, at no additional cost, into securities of Derech Eretz.

As part of the Financial Close, those entities lending funds to the Project were granted an option to acquire from the present shareholders between 16% and 18% of the share capital of Derech Eretz and the rights in the subordinated shareholders' loans (hereinafter – "the Option Properties"), in exchange for payment of $20 million (subject to adjustments). The final exercise price will be determined based on the total investments of the shareholders in Derech Eretz. The exercise period of the option is 18 months, starting from the time the Highway is fully opened.

The option agreement details the manner in which the exercise price is to be determined, the rights and obligations of the option holders upon exercise thereof, and the conditions under which the Option Properties may be transferred to third parties. In this connection, it was provided that the voting rights related to the shares issued as a result of exercise of the options will be exercised by the shareholders of Derech Eretz from which the such shares were acquired, and that so long as the Option Properties are held by the aforementioned lending institutions, no liabilities whatsoever stemming therefrom will attach to the holders.

As part of the agreements signed, the shareholders of Derech Eretz (including the Company) undertook various obligations, both direct liabilities as well as in the form of guarantees, including the following (some of the agreements mentioned below are linked to the Consumer Price Index and/or the U.S. dollar in accordance with the provisions of the various agreements):

a. The Company undertook to invest in Derech Eretz an amount equivalent to 10% of the cost of the Project, as determined at the end of the construction period (hereinafter – "the Equity Investment Date"). 2% of the amount shall be invested in share capital and 98% thereof is to be invested in subordinated loans. The investment of the shareholders is to be in proportion to the rate of their holdings in the Company.

b. The shareholders in Derech Eretz, including the Company, provided a bank guarantee in the amount of approximately $122 million, in favor of the entities which provided the bridge loans to Derech Eretz, in the amount of the obligation of the shareholders to invest in the equity and subordinated loans of Derech Eretz. The Company's share of the bridge loan guarantee, amounts to $41 million.

c. The shareholders in Derech Eretz, including the Company, placed a fixed, first priority lien, for the benefit of the lenders, on their shares and rights in Derech Eretz, as well as on their rights with respect to the subordinated loans which will be provided by them to Derech Eretz as well as every asset or right related thereto, this being for the purpose of securing all the liabilities of the shareholders and/or Derech Eretz to the lenders in the Project. It is noted, that Derech Eretz placed a lien on all its assets including its rights pursuant to the construction agreement and other agreements signed in connection with the agreements.

It should be noted, that Derech Eretz placed a lien on all its assets including its rights pursuant to the construction agreement and other agreements signed in connection with the agreements, to the benefit of the lenders.

d. An addendum to the Concession Contract was signed between the shareholders and the State, which defines the obligations of the shareholders to the State in respect of the Concession Contract, including their obligation to invest in the equity capital and subordinated loans of Derech Eretz.

e. The shareholders in Derech Eretz, including the Company, provided a perpetual and revolving bank guarantee to the State of Israel in order to back up a bank guarantee provided by Derech Eretz to the State, to secure the liabilities of Derech Eretz under the Concession Contract, in the amount of $30 million per year. The Company's share in the aforesaid guarantee is about $10 million.

f. The partners in the Contractor are liable to Derech Eretz for all of the Contractor's liabilities under the construction agreement. As part of this commitment, they provided Derech Eretz with bank guarantees in favor of the lenders in variable amounts that may reach $180 million (Danya's share (guaranteed by the Company) is $62 million). In addition, the partners in the Contractor provided Derech Eretz with a third party guarantee in a total amount of $150 million. The partners in the Contractor and their parent companies undertook to indemnify the aforementioned third party, in the event that its guarantee is exercised.

The parent companies of the partners in CJV, including the Company, gave a joint and several guarantee to Derech Eretz and the lenders for all the Contractor's liabilities under the construction agreement and the Direct Agreement referred to below, as well as a guarantee to the benefit of the partners in CJV, for the liabilities of the partner in CJV which is their subsidiary. An agreement was signed between the Contractor and the lenders, conveying to the lenders direct rights with respect to the Contractor in respect of the construction agreement, this being in addition to a lien on the rights of Derech Eretz under the construction agreement to the benefit of the lenders.

Framework agreements in connection with subcontracting were signed between the Contractor and the partners in the Contractor, in the aggregate amount of approximately NIS 250 million. Up until now, some of the construction work has been delivered to Danya, this being for a total consideration of $97 million (including work given to Danya by CHIC International).

g. As part of the subcontracting agreement, Danya Cebus is building bridges, including agricultural passages, drainage channels, a structure for traffic control and toll collections to be erected on the Highway area, support walls, safety fences, highway lighting polls, paving work and will also perform certain civil engineering and other work.

h. The shareholders of the Operating Company issued their own, perpetual and revolving guarantee to Derech Eretz, in an amount not to exceed $10 million per year, to guarantee performance of the work defined in the Operating Agreement. The Company's share of the aforesaid guarantee is $3.5 million.

   In addition, the Operating Company undertook to provide Derech Eretz with a revolving bank guarantee, which renews on an annual basis, in the amount of up to 20% of the Operating Company's budget, commencing on the date of issuance of the first interim license. In 2002, such a guarantee was issued and in the year of account it was updated to U.S.$3.6 million. The Company's portion will be in accordance with its rate of holding in the Operating Company.

i. Shareholder agreements were made between the shareholders of Derech Eretz and the Operating Company, arranging the rights and obligations of the shareholders in the aforesaid companies. In addition, a partnership agreement was made between the partners in CJV. The partnership agreement is effective until the later of: expiration of the warranty periods under law and under the construction agreement relating to CJV; including resolution of claims, legal disputes, arbitration, etc. The partners in CJV are jointly and severally liable to Derech Eretz and/or any third party in respect of any debt which CJV may incur, in connection with the construction agreement (see Section F., above). In addition, the agreement arranges the internal relationships between the partners in CJV.

j. An agreement was prepared between the Company, Housing and Construction, CHIC and three companies that are the ultimate parent companies of CHIC which arranges their rights and obligations as well as those of the companies related thereto which are involved in the Project, in the event of the invoking of collaterals, guarantees or commitments given by them as part of the various agreements signed in connection with the Project and which have been defined as establishing their obligations jointly and severally.

k. The shareholders of the partners in CJV issued a guarantee, jointly and severally, for purposes of securing payments to the supplier of equipment for the Highway's toll system, in the amount of $70 million (linked to the U.S. Consumer Price Index of June 1996) (the balance of the obligation as at the balance sheet date is $10 million).

l. In the framework of the agreements, Alon and a company related to it entered into an agreement with CJV covering the construction of filling stations along the course of the Highway and with Derech Eretz in an agreement covering operation of the aforesaid filling stations in accordance with the Concession Contract.

Commencing December 29, 2002, travel on the Highway requires payment. In the beginning of 2004, all sections of the Highway, having an aggregate length of approximately 86 kilometers, between the Eirone Interchange and the Soreq Interchange, except for one Interchange and part of another Interchange, were opened to traffic, and except for the service areas and certain other work which requires completion.

Pursuant to the Concession Contract, Derech Eretz is required to open the sections it has completed (subject to State approval). This partial opening is intended, among other things, to enable the Company and the Operating Company a period for "running-in", completion, and inspection of technological and other systems, and is essential for purposes of preparing the Highway and its systems for their ultimate intended use. As required by the Contract, the partial opening of the Highway to traffic does not constitute the full planned use of the project, and up to December 31, 2003, Derech Eretz charged all the net costs to the cost of the project (net of customer charges in respect of travel).

At the present time, discussions are being held with the Israeli Accounting Standards Board (hereinafter – "the Standards Board") regarding formulation of accounting principles for the manner of presentation and measurement in the financial statements of projects involving public property which are constructed and operated by the private sector, which are expected to apply to, among other things, the Highway. Due to the fact that the above-mentioned principles have not yet been formulated, Derech Eretz is unable to estimate the impact thereof, upon their entry into effect, on its financial position and results of operations in 2004.

During June–December 2003, Derech Eretz received a number of demands for Municipal Tax with respect to Highway 6 from Local Councils along the length of the Highway, in an aggregate amount of NIS 30 million, in respect of certain sections and for certain periods. As a result of receipt of the aforementioned demands, on July 14, 2003, Derech Eretz filed an administrative petition with the District Court of Tel-Aviv sitting as a Court for Administrative Matters, wherein the Court was requested to declare that the demands for payment of Municipal Tax with respect to Highway 6 are null and void. Derech Eretz's principal contention is that Highway 6 is not subject to Municipal Tax due to an express provision in the Law (Municipal Tax Ordinance) which excludes a street (including a highway and a road) from those assets which are subject to Municipal Tax. Furthermore, Derech Eretz raises additional arguments in connection with the demands received, including the extreme unreasonableness of the actions of the Authorities, exceeding and abuse of authority and exemption of a public lot.

On January 7, 2004, the Economic Policy Law for the 2004 Fiscal Year (Legislative Changes), 2004, was passed by the Knesset, which amended the Municipal Ordinance in such a way that the definition of "road" which is exempt from tax also includes a toll road. On January 27, 2004, a hearing was held on the petition. Representatives of the local councils agreed to cancel the charge notices sent to Derech Eretz, except for the charge notice at the end of 2002, in the amount of NIS 600,000, which was sent by the Shoham Regional Council and the petition was cancelled with no order for expenses.

Derech Eretz intends to submit a new petition against the remaining charge.

In the opinion of the Management of Derech Eretz and its legal advisors, the new petition's chances of success are good.

The Management of Derech Eretz decided to acquire from the Contractor (through a fully controlled subsidiary to be set up for this purpose) an infrastructure for optical cables which was constructed along the contour of the Highway. The amount of undertaking is U.S.$4 million. The undertaking is subject to approval (which is merely technical) of the authorized authority and the Concessionaire's lenders.

3. Financial Position

Significant balance sheet data is presented below (in NIS millions):

	December 31 2003	December 31 2002
Total assets	**7,286**	5,444
Shareholders' equity and minority interest	**1,449**	1,381
Fixed assets	**3,136**	2,544
Real estate	**524**	536
Investments in affiliates and other companies	**338**	368
Cash and cash equivalents	**335**	464
Other current assets	**2,683**	1,321
Long-term liabilities	**1,916**	1,141
Credit from banking institutions and others (including current maturities of long-term liabilities)	**3,018**	2,115
Other current liabilities	**903**	808

The total assets of the Company and its subsidiaries as presented in the consolidated balance sheet as at December 31, 2003, amounted to NIS 7,286 million, compared with NIS 5,444 million as at December 31, 2002. This increase derives from a several main items:

- An increase in the fixed assets category from NIS 2,544 million as at December 31, 2002, to NIS 3,136 million as at December 31, 2003, stemming from additional investments in fixed asset made during the year.

- An increase in the current liabilities category from NIS 2,923 million as at December 31, 2002, to NIS 3,921 million as at December 31, 2003. Most of the increase is in the credit from banking institutions and others category, in the amount of NIS 903 million, and an increase in other current liabilities, in the amount of NIS 95 million.

3.1 Construction Work-in-Progress

Details on construction work-in-progress as at December 31, 2003:

A. In Israel

	Group's equity	Work in progress	Contracts signed*	Unsold	Value of contracts
	%		Units		NIS thousands
Kiryat Hasavyonim	100.0	43	38	5	38,331
Savyonei Yam	50.0	98	40	58	22,115
Neve Savyon	33.3	116	59	57	42,845
New Gimel	50.0	97	67	30	89,540
Lev Hasavyonim	50.0	162	89	73	73,028
Givatayim	50.0	180	139	41	198,613
Nezer Sironi	50.0	118	83	35	52,484
		814	515	299	516,956

B. Outside of Israel

	Group's equity	Work in progress	Contracts signed*	Unsold	Value of contracts
	%		Units		NIS thousands
The Czech Republic	50.0	138	51	87	38,000
The United States	65.0	108	86	22	670,000
		246	137	109	708,000

* Includes a memorandum of understanding signed.

4. Results of Business Operations

Significant statement of operations data is presented below (in NIS millions):

	For the year ended December 31		
	2003	2002	2000
Earnings from construction and real estate transactions	202	136	124
Earnings, net, from property rental and operation of assets	127	109	104
Loss from operation of hotels	(11)	(13)	(9)
Earnings (loss) from industry	2	20	(11)
Loss from communications	(50)	(10)	–
Other earnings, net	37	31	30
Earnings from affiliated companies	19	27	23
Administrative and general expenses	(34)	(36)	(41)
Amortization of deferred and other expenses	(5)	(14)	(9)
Current operating income	**287**	**250**	**211**
Capital gains	9	53	130
Reduction of value of assets	–	(35)	–
	9	18	130
Current operating income after capital gains and reduction in value of assets	**296**	**268**	**341**
Financing expenses	(79)	(35)	(30)
Taxes on income	(75)	(92)	(108)
Minority interest in earnings of subsidiaries, net	(21)	(26)	(41)
Net earnings for the year of account	**121**	**115**	**162**

Earnings from construction transactions (in NIS thousands)

	Revenues	Costs	Gross profit	Gross profit percentage
Central region	254,683	182,997	71,686	28.1%
Northern region	12,051	7,939	4,112	34.1%
Jerusalem and surrounding area	9,553	8,897	656	6.9%
Outside of Israel	259,951	162,224	97,727	37.6%
Other	12,402	3,077	9,325	75.2%
	548,640	365,134	183,506	33.4%
Contracting and infrastructure	1,178,793	1,131,477	47,316	4.0%
Administrative, general and selling	–	29,060	(29,060)	–
Total earning from construction transactions	**1,727,433**	**1,525,671**	**201,762**	**11.7%**

Rental of properties and operation of assets

The Company's revenues from rental of properties and operation of assets amounted to NIS 223.8 million in 2003, compared with NIS 194.7 million in 2002. The average area of leased premises increased from 181.6 thousand sq.m. in 2002 to 199.9 thousand sq.m. in 2003.

Operation of hotels

The income from operation of hotels declined in 2003 to NIS 11.5 million compared with NIS 12.9 million in 2002. The net loss from hotels in 2003 amounted to NIS 55 million, in contrast with a loss of NIS 69 million in 2002. The occupancy rate was 51.3% in the current year, compared with 48.6% the previous year.

The Alon Group

The Group's equity in the earnings of the Alon Group (including Alon USA) amounted to NIS 18.7 million, compared with NIS 25.3 million in 2002.

The Packer Plada Group

The Company's equity in the earnings of Packer Plada, after amortization of original difference, was NIS 7.7 million, compared with NIS 7.8 million in 2002. The earnings also include the activities of Negev Ceramics, which is held by Packer Plada.

Communications

The Company's equity in the losses Vash Telecanal amounted to NIS 48.9 million, compared with a loss of NIS 9.4 million in 2002.

Other income

During the period of the report, the Company signed an agreement to sell its holdings in an overseas investee company, the investment in which had been written off in the past. In the financial statements, the amount of NIS 9.4 million has been included in the "other income category", which represents the increase of the investment up to the amount of the consideration received.

Administrative and general expenses

In the current year, the administrative and general expenses amounted to NIS 34.5 million, compared with NIS 35.8 million in 2002.

Financing expenses

The Group's financing expenses in 2003 reached NIS 78.9 million, compared with financing expenses of NIS 35.3 million in 2002.

The Company's total credit from banks and debenture holders stood at NIS 4,750 million, as at December 31, 2003, versus NIS 3,084 million, as at December 31, 2002. Out of the Group's loans, NIS 2,434 million constituted foreign currency linked credit, as opposed to NIS 1,742 in 2002.

The financing expenses in the fourth quarter of 2003 came to NIS 53.0 million, compared with NIS 28.4 in the fourth quarter of 2002. The increase in the financing expenses in the final quarter of the year stems, mainly, from the high rate of interest in the market on short-term credit compared with negative inflation during the period which reflects a real (inflation-adjusted) interest rate of 10%–12% based on an annual calculation.

Provision for decline in value of assets

In the fourth quarter of 2002, the Company recorded a provision for decline in value of assets in the amount of NIS 29 million (net of minority interest). This provision was recorded in accordance with the directives of Accounting Standard No. 15, which was published in February 2003 – see Note 1X(2) to the financial statements.

Taxes on income

In 2003, the tax expenses amounted to NIS 74.7 million (34%), compared with NIS 91.6 million in 2002.

Presented below is the Group's statement of operations for 2003, broken down by quarter and adjusted to shekels of December 2003 (in NIS thousands):

	1–3/2003 (Unaudited)	4–6/2003 (Unaudited)	7–9/2003 (Unaudited)	10–12/2003 (Unaudited)	1–12/2003 (Audited)
Revenues					
Construction transactions	351,525	355,220	377,617	643,071	1,727,433
Operation and rental of properties	49,184	54,659	58,471	61,520	223,834
Operation of hotels	31,007	48,898	64,568	58,544	203,017
Communications	2,229	2,933	4,799	–	9,961
Industry	87,944	119,057	89,771	105,507	402,279
Equity in earnings (losses) of affiliates, net	8,665	6,315	4,639	(7,473)	12,146
Other income	5,646	5,842	28,378	6,426	46,292
	536,200	592,924	628,243	867,595	2,624,962
Costs and expenses					
Construction and real estate transactions	315,073	322,299	343,232	545,064	1,525,671
Maintenance, supervision and management of real estate and other properties	21,158	21,726	23,550	30,216	96,652
Operation of hotels	44,309	53,691	60,150	56,349	214,497
Industry	81,922	115,244	96,736	106,778	400,678
Communications	18,196	18,089	16,512	(10)	52,787
General and administrative	8,468	7,967	7,882	10,214	34,531
Financing, net	(12,864)	(51,004)	89,733	53,031	78,896
Amortization of other assets and deferred expenses	2,109	1,258	13	1,253	4,633
	478,371	489,270	637,807	802,897	2,408,345
Profit before taxes on income	57,829	103,654	(9,564)	64,698	216,617
Taxes on income	27,826	46,298	(9,205)	9,782	74,701
Profit after taxes on income	30,003	57,356	(359)	54,916	141,916
Minority interest in results of subsidiaries, net	694	(406)	1,040	19,413	20,741
Net income for the period	**29,309**	**57,762**	**(1,399)**	**35,503**	**121,175**

Additional events

a. In the year of the report, Africa Israel (Financing) 1985 Ltd., a wholly-owned subsidiary, raised shekel deposits in the amount of NIS 200 million, guaranteed by the Company, from institutional and private depositors. The amount was deposited in two channels: one, at Bank of Israel interest plus 0.35%–0.7%; and the other, at a fixed rate of 6.132% for a period of 365 days with the possibility of early repayment. As at the signing date of the financial statements, the interest stood at 5% per year. In addition, in the fourth quarter of 2003, the Company raised dollar-linked deposits from institutional depositors, in the amount of NIS 26.1 million, for a period of 15 months, bearing interest of Libor (3 month rate) plus 1.5%.

b. In their audit report on the Company's consolidated financial statements, the auditors call attention to Note 21A1(d)1 of the above-mentioned financial statements, relating to the Company's assessment of the demands made by the sellers of the Diplomat Hotel in Tel-Aviv, presently the Crowne Plaza Tel Aviv, vis-a-vis the Company, to commence arbitration proceedings regarding the sellers' demand for additional amounts due to them in respect of the purchase transaction, as well as amounts for damages they claim to have suffered.

c. On May 11, 2003, the General Meeting and Class Meetings of the Company's shareholders approved decisions with respect to replacement of the Company's Articles of Incorporation with new Articles, as well as regarding consolidation of the Company's shares without the provision of compensation to shareholders, which was executed by means of a split of each share of NIS 1 par value each of the Company into 10 shares of NIS 0.1 par value each. On 1 July, 2003, the Company's shares were listed on the Tel-Aviv 25 Index on the Tel-Aviv Stock Exchange.

d. The security events in Judea, Samaria and the Gaza Strip, as well as the war in Iraq and the severe recession in the economy, have adversely affected the results of operations of some of the Group companies, mainly in the following areas and for the reasons cited:

Construction industry and related products – a slowdown in activities and a decline in quantities sold, including a drop in the number of apartments sold, and a shortage of workers and raw materials which come from the territories noted above.

Hotels and tourism industry – cancellation of group trips, charters, individual tourists, and domestic travel, as well as a sharp drop in reservations from abroad.

e. During November 2003, the Company raised funds through the issuance of debentures in an aggregate scope of NIS 200 million, from institutional investors, in the framework of which the Company issued to them two different series of index-linked debentures (one secured by liens and the other unsecured) (hereinafter, together – "the Debentures"), together with two separate series of options which may be exercised for shares of the Company (hereinafter, together – "the Options").

- One series is in the principal amount of NIS 100 million of debentures (Series A), non-negotiable, registered, repayable in one lump-sum payment on November 6, 2008, bearing fixed annual interest at the rate of 5.25%, payable quarterly, linked (principal and interest) to the Consumer Price Index (above and below – "the Debentures (Series A)"). This series may be redeemed early at the end of the second, third and fourth years of the term of the Debentures (Series A), at the election of the holders of the Debentures (Series A). In addition, the Company issued to the holders of the Debentures (Series A), for no consideration, options (Series A), which convey to their owners 123,500 options exercisable for 123,500 of the Company's NIS 0.1 par value each ordinary shares, in exchange for an exercise premium of NIS 810 per share (linked to the Consumer Price Index of September 2003 and subject to adjustments as detailed below).

- In addition to the first issuance, and independent thereof, the Company issued a series in the principal amount of NIS 100 million of debentures (Series B), non-negotiable, registered, secured by fixed, first priority liens on 3,600,000 ordinary shares of NIS 1 par value each of Danya Cebus Ltd. and 311,414 ordinary shares of NIS 1 par value each of Parker Plada Ltd., bearing fixed annual interest at the rate of 5.15%, payable annually, linked (principal and interest) to the Consumer Price Index (above and below – "the Debentures (Series B)"). In addition, the Company issued to the holders of the Debentures (Series B), for no consideration, options (Series B), which convey to their owners 122,300 options exercisable for 122,300 of the Company's NIS 0.1 par value each ordinary shares, in exchange for an exercise premium of NIS 818 per share (linked to the Consumer Price Index of September 2003 and subject to adjustments).

The above-mentioned options may be exercised, at any time, based on the decision of each of the holders of the option, in whole or in part, commencing on November 27, 2003 and up to November 6, 2008, except during the dates 12–16 of each month. The exercise price of an option from each of the two series of options shall be paid only through the offset thereof against the unpaid principal amount of the debentures and/or the interest payments, of the relevant series of debentures with respect to which the options' series was issued, as the case may be. Full exercise of the options from both series will convey to their holders up to 245,800 of the Company's ordinary shares NIS 0.1 par value each (subject to adjustments), which constitute approximately 5.12% of the voting rights and issued and paid-up share capital of the Company after the issuance and approximately 4.99% on a fully diluted basis.

Events occurring subsequent to the balance sheet date

a. On February 5, 2004, Africa Israel Properties Ltd., a wholly-owned subsidiary of the Company, issued a series of registered, non-marketable debentures with an aggregate principal par value of NIS 261 million (out of a series of NIS 400 million), to institutional investors, which are scheduled for repayment in the years 2006 through 2013 in 8 equal annual installments, bearing interest at the annual rate of 5.6%, and linked (principal and interest) to the Consumer Price Index of December 2003.

   The debentures were given a rating of "AA–" by Maalot The Israeli Securities Rating Company Ltd., subject to the subsidiary complying with certain financial conditions determined in the framework of the rating by Maalot, which was published in the Company's Immediate Report dated January 1, 2004.

b. On January 27, 2004, Africa Israel International Investments (1997) Ltd., a wholly-owned subsidiary of the Company, issued a series of registered, non-marketable debentures with an aggregate principal par value of NIS 44.3 million (out of a series of NIS 45 million), to institutional investors, which are scheduled for repayment in the years 2006 through 2009 in 4 equal annual installments, bearing interest at the annual rate of 5%, repayable semi-annually, and linked (principal and interest) to the representative exchange rate of the U.S. dollar.

c. Subsequent to the balance sheet date, the Company's Board of Directors decided, at its meeting held on March 26, 2004, to distribute a dividend to the shareholders in the amount of NIS 180 million, out of the Company's accumulated distributable earnings.

d. Subsequent to the balance sheet date, the Company's Board of Directors decided, at its meeting held on March 26, 2004, to distribute 41,690,088 of the Company's ordinary shares of NIS 0.1 par value each, as bonus shares, to all the Company's shareholders.

5. Sources of Financing and Liquidity

5.1 Construction Work-in-Progress

The Company's assets were financed as follows:

	%	NIS millions
Shareholders' equity and minority interest	19.9	1,449
Long-term liabilities	26.3	1,916
Current liabilities (including short-term bank credit)	53.8	3,921
	100.00	**7,286**

Approximately 19.9% of the Group's assets were financed by shareholders' equity and minority interest. The Group's investments in investee companies, fixed assets, and real estate, reached NIS 3,998 million, which constitutes 54.9% of its total assets. These investments are considered to be medium and long-term.

The working capital ratio at December 31, 2003 reached 0.77 (compared with 0.61 as at December 31, 2002).

The rate of return on shareholders' equity in 2003 stood at 10.37%, compared with 10.25% last year.

Condensed statement of cash flows for the Group for the current period:

	NIS millions	NIS millions
Sources		
Net earnings	121.2	
Adjustments to earnings	(5.8)	
Net cash from operating activities		115.4
Issuance of capital to the minority interest in subsidiaries		76.1
Proceeds from sale of fixed assets		27.1
Receipt of short-term and long-term loans, net		1,454.0
Sale of marketable securities, net		16.9
Decrease in cash balances		123.9
Total sources		**1,813.4**
Uses		
Investments in real estate for residential units		1,003.6
Investment in real estate		81.1
Investment in fixed and other assets		432.1
Investments in affiliated and other companies		76.1
Investment in long-term deposits and loans, net		52.2
Investment in short-term deposit		19.6
Payment of dividend to minority interest		12.1
Payment of dividend to the shareholders		136.6
Total uses		**1,813.4**

6. Qualitative Report on Exposure to Market Risks and Risk Management

6.1 General

6.1.1 Description of the market risks to which the Company is exposed, and the policies for management thereof

The Company, is exposed to market risks as a result of its business operations, and in particular:

- Taking out loans in different currencies (foreign currency, shekel-linked and shekel unlinked);
- Dealing in derivative financial instruments;
- Investments in real estate in Eastern Europe and the United States;
- Investments in real estate and an inventory of apartments in Israel;
- Fluctuations in the prices of imported inventories (particularly fuel and steel);
- Hotel rates fixed in shekels or foreign currency.
- Activities in the United States in the energy area.
- Activities in the tourism area in Israel.

6.1.2 Market risk management policy

As a rule, the Company's risk management policy includes subsidiaries which it wholly controls.

On May 29, 2002, the Company's Board of Directors decided to approve a range of activities for the Company and/or its wholly-owned subsidiaries with respect to execution of futures transactions (derivatives) with respect to currencies and exchange rates of the various currencies (forward/SPOT/option transactions), whether for hedging or other purposes. The scope of the exposure regarding these activities is not to exceed $40 million.

The range of hedging activities executed by the Company:

- Risks arising from fluctuations in the prices of inventories are hedged against by trading in forward contracts, and by monitoring and controlling the inventory levels.
- Risks arising from changes in hotel rates are hedged against by means of entering into agreements with travel agents abroad in their respective local currencies.
- The Company hedges against the risk relating to its investments in real estate in Eastern Europe by financing part of such investments in local currency, and the rest by shareholders' loans, partly linked to foreign currency. The hope is to increase the conversion of part of the shareholders' loans to financing in local currency.

6. Qualitative Report on Exposure to Market Risks and Risk Management (cont'd)

6.1.2 Market risk management policy (cont'd)

- It is the Company's policy to finance its investment in real estate and an inventory of apartments in Israel by taking out loans for periods corresponding to the periods for which the investments are held. In this area, the Company has exposure to interest rate risks, since over the past several years, the Company has avoided taking out long-term loans, in view of the high rate of interest which existed on such financing and, instead, it was forced to take out short-term, unlinked loans. The Company intends to convert part of the short-term loans to long-term loans.

- The Company takes out or makes loans and/or executes other financing transactions in various foreign currencies for two main purposes:

1. The Company takes out or makes loans and/or executes other financing transactions in various foreign currencies for the following purposes:

   - To maintain a balanced natural index linkage.

   - To reduce the financing expenses and ease the burden on the cash flows by paying interest at low rates.

   The loan protection mentioned in the first category above is achieved by using forward transactions and options.

2. The scope of the hedging of the aforementioned loans changes from time to time in accordance with the judgment of Company Management and the party responsible for management of market risks.

6.1.3 Division of responsibility for risk exposure and risk control

- The person in charge of financial risk management for the Company is Mr. Mordechai Leibovitz, CFO and controller. Mr. Leibovitz's duties include reporting on this subject to Company Management and the Board of Directors and carrying out their instructions. Every senior executive is responsible for managing the risks in his area of operations. All of the aforesaid parties act within the framework of the decisions of Company's Board of Directors and its Management.

- For the other Group companies, parties responsible for risks have been appointed from among their executives for the different types of risks inherent in their particular business activities.

- The Company implements its control of market risks by means of discussions held among the relevant executives and by periodic reporting to and discussion by the Board of Directors, as well as in accordance with the relevant decisions made on this matter.

6.3 Statement of Linkage Bases as at December 31, 2003 in Shekels of December 2003.

Category	December 31, 2003									
	Israeli Currency			Foreign Currency				Current investment in securities	Other items	Total
	Unlinked	CPI-linked	Building inputs index	Euro	Dollar	Other	Yen			
Investments in investee companies	68	59,558			48,245	15,663			214,118	337,652
Fixed assets									3,136,057	3,136,057
Long-term loans and debit balances	32,340	28,878			103,274	27,836				192,328
Real estate									524,336	524,336
Current assets										
Inventory of buildings for sale									1,177,219	1,177,219
Construction in progress, net									15,918	15,918
Other inventory									107,412	107,412
Deferred taxes receivable									140,734	140,734
Trade receivables	107,382	53,002	215,410	20,871	120,366	47,112				564,143
Other receivables and debits balances	95,177	42,130		5,366	284,315	33,696				460,684
Marketable securities	14,381	6,853			117,799			2,030	55,881	196,944
Short-term deposits				19,598						19,598
Cash and cash equivalents	160,350			9,321	130,878	34,872	246			335,667
Other assets and deferred expenses									77,328	77,328
Total assets	**409,698**	**190,421**	**215,410**	**55,156**	**804,877**	**159,179**	**246**	**2,030**	**5,449,003**	**7,286,020**
Long-term liabilities										
Capital note	6,431									6,431
Debentures		7,577								7,577
Convertible debentures		269,059								269,059
Liabilities to banks	32,760	204,097		377,327	527,797	84,205	24,808			1,250,994
Other liabilities	5	120,585		26,361	44,933	12,345				204,229
Deferred taxes									120,665	120,665
Liability for employer severance pay, net	56,556									56,556
Current liabilities										
Credit from banks and others	1,626,630	72,604		14,658	846,749	196,285	246,152		15,268	3,018,346
Contractors and suppliers	283,606	43,234	82,730	27,316	59,476	54,164				550,526
Payables and other credits	133,629	74,128		9,163	79,192	36,975	74			333,161
Advances, net, less construction in process									19,396	19,396
Total liabilities	**2,139,617**	**791,284**	**82,730**	**454,825**	**1,558,147**	**383,974**	**271,034**		**155,329**	**5,836,940**
Total excess assets (liabilities)	**(1,729,919)**	**(600,863)**	**132,680**	**(399,669)**	**(753,270)**	**(224,795)**	**(270,788)**	**2,030**	**5,293,674**	**1,449,080**

6.3 **Statement of Linkage Bases as at December 31, 2002 in Shekels of December 2003.**

Category	December 31, 2002									
	Israeli Currency			Foreign Currency				Current investment in securities	Other items	Total
	Unlinked	CPI-linked	Building inputs index	Euro	Dollar	Other	Yen			
Investments in investee companies	68	61,291			53,655	16,102			236,906	368,022
Fixed assets									2,544,403	2,544,403
Long-term loans and debit balances	20,176	25,246		53	75,554	15,321				136,350
Real estate									535,729	535,729
Current assets										
Inventory of buildings for sale									267,328	267,328
Construction in progress, net									10,244	10,244
Other inventory									72,867	72,867
Deferred taxes receivable									115,334	115,334
Trade receivables	89,456	55,706	178,605	6,494	42,378	19,411				392,050
Other receivables and debits balances	104,415	47,471		561	117,818	19,727			7,214	297,206
Marketable securities	65,575	2,700			95,015			2,627		165,917
Cash and cash equivalents	205,047			36,670	211,179	11,295	162			464,353
Other assets and deferred expenses									74,564	74,564
Total assets	**484,737**	**192,414**	**178,605**	**43,778**	**595,599**	**81,856**	**162**	**2,627**	**3,864,589**	**5,444,367**
Long-term liabilities										
Capital note	12,362									12,362
Debentures		15,165								15,165
Convertible debentures		64,013								64,013
Liabilities to banks	49,343	129,998		190,170	184,977	66,585	100,181			721,254
Other liabilities	1,632	110,056			27,652	28,558				167,898
Deferred taxes									105,838	105,838
Liability for employer severance pay, net	54,917									54,917
Current liabilities										
Credit from banks and others	835,270	169,245		5,140	457,632	124,988	522,995			2,115,270
Contractors and suppliers	227,841	62,013	56,521	12,233	32,778	14,405				405,791
Payables and other credits	118,395	88,801	1,118	5,458	72,422	24,695	22			310,911
Advances, net, less construction in process									90,563	90,563
Total liabilities	**1,299,760**	**639,291**	**57,639**	**213,001**	**775,461**	**259,231**	**623,198**		**196,401**	**4,063,982**
Total excess assets (liabilities)	**(815,023)**	**(446,877)**	**120,966**	**(169,223)**	**(179,862)**	**(177,375)**	**(623,036)**	**2,627**	**3,668,188**	**1,380,385**

* Reclassified.

6.4 Company's Positions in Derivatives as at December 31, 2003 (in thousands of shekels)

Report on Exposure to Market Risks and the Management Thereof

	As at December 31, 2003			
	Denominated value		Fair value	
	Long	Short	Asset	Liability
Dollar/NIS				
Options purchased				
Dollar "put" (1)	394,110		1,960	
Dollar "call" (1)	372,215		1,664	
Options sold				
Dollar "call" (2)		573,649		1,453
Dollar "put" (2)		324,046		2,302
Forward contracts – liability for purchase of shekels against sale of dollars (2)	182,655		1,791	
Swiss Franc/Dollar				
Forward contracts – liability for sale of dollars shekels against Swiss francs (2)		30,822		117
Options purchased				
Dollar "call" (1)	26,455		310	
Options sold				
Dollar "put" (2)		20,687		2,862
Dollar "call" (2)		37,221		37
Dollar/Yen				
Options purchased				
Dollar "put" (1)	238,655		11,777	
Dollar "call" (1)	56,927		1,696	
Options sold				
Dollar "put" (2)		183,918		7,879
Dollar/Euro				
Options purchased				
Euro "put" (2)	38,731		163	
Options sold				
Euro "call" (2)		88,557		4,052
Euro "put" (2)		24,888		425
Forward contracts – liability for purchase of Euro against dollars (2)	232,534		2,640	
Euro/Yen				
Options sold				
Euro "put" (2)		55,306		330
Euro "call" (2)		44,252		768
Euro/Shekel				
Options sold				
Euro "call" (1)		237,819		3,159
Euro "put" (2)		315,248		1,612
Forward contracts – liability for sale of Euro against shekels (2)		16,592		675
Swiss Franc/Sterling				
Options sold				
Sterling "put" (2)		125,619		508
Forward contract – liability for purchase of Sterling against sale of Swiss francs (2)	31,406		522	

(1) For hedging purposes not recognized for accounting purposes.
(2) Not for hedging purposes.

6.4 Company's Positions in Derivatives as at December 31, 2003 (in thousands of shekels) (cont'd)

Report on Exposure to Market Risks and the Management Thereof

	As at December 31, 2003			
	Denominated value		Fair value	
	Long	Short	Asset	Liability
Swiss Franc/Shekel				
Forward contract – liability for sale of Swiss francs against purchase of shekels (2)		61,377		236
Options sold				
Swiss franc "call" (2)		59,455		758
Swiss franc "put" (2)		87,936		1,123
Australian Dollar/Dollar				
Forward contract – liability for sale of Australian dollars against purchase of dollars (2)		16,462		2,703
Options sold				
Australian dollar "put" (2)		35,558		1,451
Swiss Franc/Yen				
Options sold				
Swiss franc "call" (2)		17,759		1,210
Swiss Franc/Australian Dollar				
Forward contract – liability for sale of Australian dollars against Swiss francs (2)		26,339		250
Options sold				
Australian dollar "put" (2)		39,510		766
Options purchased				
Australian dollar "put" (2)	6,585		19	
Euro/Australian Dollar				
Forward contract – liability for purchase of Euro dollars against Australian dollars (2)	16,592			33
Sterling/Yen				
Options purchased				
Sterling "put" (2)	23,458		186	

(1) For hedging purposes not recognized for accounting purposes.
(2) Not for hedging purposes.

7. Dividends

In April 2003, the Company paid a cash dividend to its shareholders in the amount of NIS 140 million.

8. The Board of Directors and Management

During the current period, the Board of Directors and its committees held 10 meetings.

On March 17, 2000, the Company's Board of Directors, after receiving approval from the Company's Audit Committee, approved a private placement to the Company's CEO, of 43,185 options exercisable for 43,185 of the Company's shares of NIS 0.1 par value each. The exercise period of the options is divided into four annual portions, the last of which may be exercised up to May 11, 2005. On August 31, 2003, The Company's Audit Committee and its Board of Directors decided to extend the exercise period of all the options up to December 31, 2008.

The exercise price of each option has been set at NIS 370.50, linked to the exchange rate of the U.S. dollar of November 1, 1999, plus annual LIBOR interest beginning on such date. The exercise shares constitute 0.89% of the Company's issued share capital (on a fully diluted basis). This computation is theoretical since, in practice, in every case of an exercise of the options, the full amount of the exercise shares which can be purchased upon exercise of the options, as described above, will not be issued, but only those exercise shares which reflect the benefit component to be derived therefrom on the exercise date. The benefit component is the difference between the exercise price of each option and the opening market price of one share of a par value of NIS 0.1 on the date of exercise. The price that will actually be paid by the offeree will only be the amount of the par value of the shares he will be issued. The allotment of the option warrants to the CEO will be effected in accordance with Section 102 of the Income Tax Ordinance. The details of the option plan are set out in an Immediate Report which the Company submitted on March 17, 2000, as amended by the Company's Immediate Reports dated March 15, 2002 and August 31, 2003.

As at the signing date of these financial statements, the Company's Audit Committee and its Board of Directors approved a further amendment to the plan, in the framework of which it was determined, that the exercise price of all the options issued under the plan shall be adjusted in respect of every cash dividend distributed or to be distributed during the period in which the options are outstanding, commencing on March 17, 2000, and thereafter, by means of a reduction of the exercise price by the amount of the dividend paid in respect of each share of the Company.

8.1 Report on Directors having Accounting and Financial Expertise

A new Directive of the Securities Authority provides that a public company is required to disclose in the Report of the Board of Directors the minimum appropriate number of directors determined by the Company's Board of Directors (who do not fill another position in the company) having accounting and financial expertise which, in the opinion of the Board of Directors, will allow it to meet its responsibility to examine the Company's financial position and to prepare and approve the financial statements, as well as to provide details with respect to those directors having the said expertise.

This determination is made based on, among other things, the size of the company, nature of its activities, number of members of its Board of Directors and the composition thereof.

8.1 Report on Directors having Accounting and Financial Expertise (cont'd)

The Company's Board of Directors determined that, taking into account all the relevant circumstances, as noted above, the minimum appropriate number of directors having accounting and financial expertise, as defined in the Directive, is three directors. The Board of Directors noted, that determination of a minimum number of directors only is involved and that, as at the date of the Report, the number of directors having accounting and financial expertise serving on the Company's Board of Directors is larger then the minimum number. In any event, in the opinion of the Board of Directors, this minimum number allows it to meet that imposed on it, as stated above, since it satisfactorily assures the involvement of a director having expertise as stated, in the process of approval of the financial statements even in a case of the absence or illness of one of the other two directors having this expertise. In addition, the minimum number was determined giving due consideration to the close accounting accompaniment provided by the Company's auditors, including their participation in meeting of the Board of Directors and their availability for questions of the Board of Directors.

Set forth below are details of the Board of Directors having accounting and financial expertise, while stating the facts with respect to each thereof which indicates why they may be considered as having accounting and financial expertise:

Mr. Zvi Itskovitch, who holds a degree in business administration, is a member of management of Bank Leumi Le'Israel Ltd. and serves as the head of the international private banking division.

Mr. David Friedman, who served in the past as the Chairman of the Board of Directors of Bank Igud of Israel Ltd., Chairman of the Board of Directors of Africa Israel Investments Ltd. and CEO of Bank Leumi Le'Israel Ltd.

Mr. Avraham Ashrei, who holds a degree in economics, is the Company's economic advisor and served in the past as the CEO of Discount Bank of Israel Ltd.

Mr. Chaim Erez, who is a private business person and consultant to companies, served in the past as the CEO of Israel Chemicals Ltd.

9. Contributions Policy

As part of the assistance it provides to the community at large, the Company contributes to various causes. The amount contributed by the consolidated group totalled NIS 393 thousand.

10. Company Personnel

The Board of Directors wishes to express its appreciation to the managements of the Company and its subsidiaries and to all the employees, for their dedicated work and contribution to the Company's progress.

L. Leviev Chairman of the Board of Directors	P. Cohen CEO